                              ELEKOM CORPORATION
                                 EIGHTH FLOOR
                             155-108TH AVENUE, NE
                          BELLEVUE, WASHINGTON 98004
                                (425) 990-3060


To the Shareholders of ELEKOM Corporation

Dear Shareholder:

  You are cordially invited to attend the Special Meeting of Shareholders (the "Meeting") of ELEKOM Corporation ("ELEKOM") to be held at the executive offices of ELEKOM at 155 - 108th Avenue, NE, Eighth Floor, Bellevue, Washington 98004 on November 17, 1998, at 8:00 a.m., local time, notice of which is enclosed.

  At the Meeting, you will be asked to consider and vote on a proposal (the "Proposal") to approve the Agreement and Plan of Reorganization dated August 31, 1998 by and among Clarus Corporation (the "Company"), Clarus CSA, Inc., a wholly-owned subsidiary of the Company ("Clarus CSA"), and ELEKOM (the "Agreement") pursuant to which ELEKOM will merge with and into Clarus CSA (the "Merger"). Upon consummation of the Merger, each share of capital stock of ELEKOM (collectively, the "ELEKOM Preferred Stock" and "ELEKOM Common Stock") that is issued and outstanding at the effective time of the Merger will be converted into the right to receive (i) a specified amount of cash consideration and (ii) a number of shares of fully-paid and nonassessable common stock of the Company ("Company Common Stock") as more fully described in the accompanying Proxy Statement/Prospectus, so that the total amount of Company Common Stock to be issued to the holders of ELEKOM Preferred Stock and ELEKOM Common Stock (the "ELEKOM Shareholders") at the effective time will equal 1,350,000 shares, subject to adjustment as more particularly described in the accompanying Proxy Statement/Prospectus, and the total cash received by the ELEKOM Shareholders will equal $8.0 million (the "Merger Consideration"). Because the number of shares of Company Common Stock to be received by the ELEKOM shareholders is based on the market price of the Company Common Stock immediately prior to the closing of the Merger, the actual number of shares of Company Common Stock to be received by ELEKOM shareholders may not be determined at the time of shareholder vote on the Agreement and the Merger. ELEKOM shareholders are urged to call Wayne Burns collect at (425) 586-2781 for daily updates regarding the number of shares ELEKOM shareholders will receive under the Agreement.

  The allocation of the Merger Consideration among the ELEKOM Shareholders will be determined in accordance with the Articles of Incorporation of ELEKOM based on the closing price of the Company Common Stock on the last trading day immediately preceding the Closing (the "Closing Price"). The $8 million cash consideration is not affected by a change in the Closing Price. ELEKOM Preferred Shareholders will likely receive a greater portion of the Merger Consideration on both a per share basis and in the aggregate than ELEKOM common shareholders. For example, if the Closing Price is $6.00, each holder of ELEKOM Series A Preferred Stock would be entitled to receive total Merger Consideration valued at $2.47 per share, each holder of ELEKOM Series B Preferred Stock would be entitled to receive total Merger Consideration valued at $2.78 per share, and each holder of ELEKOM Common Stock would be entitled to receive total Merger Consideration valued at $2.10 per share. Cash will be paid in lieu of any fractional shares of Company Common Stock. The closing price per share of the Company Common Stock on the Nasdaq National Market on October 26, 1998 was $5.69.

  The Board of Directors of ELEKOM (the "Board") has unanimously approved the Agreement, together with all agreements ancillary to the Agreement, and now submits the Proposal to the ELEKOM Shareholders for approval. Attached to this letter is a Proxy Statement/Prospectus explaining the terms of the Merger and the procedures necessary to approve the Merger. APPROVAL OF THE AGREEMENT AND THE MERGER REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST (I) TWO-THIRDS OF THE OUTSTANDING SHARES OF COMMON STOCK OF ELEKOM, (II) TWO-THIRDS OF THE OUTSTANDING SHARES OF SERIES A PREFERRED STOCK OF ELEKOM AND (III) TWO-THIRDS OF THE OUTSTANDING SHARES OF SERIES B PREFERRED STOCK OF ELEKOM, EACH VOTING AS A SEPARATE CLASS. CONSEQUENTLY, FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE AGREEMENT AND THE MERGER.

  Although the Board has called the Meeting, the Board hopes to obtain unanimous written consent approving the Proposal and thereby to accelerate the closing of the Merger. Accordingly, the Board is requesting the ELEKOM Shareholders to complete, sign, date and send by facsimile or hand deliver the enclosed Proxy and

Consent in Lieu of Special Meeting ("Proxy and Consent") to Wayne Burns, Chief Financial Officer of ELEKOM at (425) 586-2881 as soon as possible, and in no event later than November 17, 1998. Please also mail the Proxy and Consent in the envelope provided. IF YOU HAVE ANY QUESTIONS CONCERNING THE DELIVERY OF THE ENCLOSED PROXY AND CONSENT, PLEASE CALL WAYNE BURNS AT (425) 586-2781. If the Board receives the Proxy and Consent from all ELEKOM Shareholders unanimously approving the Proposal, the Proposal will be deemed properly adopted by the unanimous consent of the ELEKOM Shareholders, and the Meeting will be canceled. If the Proposal receives the unanimous consent of the ELEKOM Shareholders, you will be notified that the Proposal has been adopted, and you will be notified of the cancellation of the Meeting.

  Also enclosed is a Cash/Stock Election Form, which will allow each ELEKOM Shareholder the opportunity to elect to receive the Merger Consideration payable to such shareholder in either cash or stock, subject to the proration procedures described in the attached Proxy Statement/Prospectus. The allocation of the cash and shares of Company Common Stock that you will receive will depend on the stated preferences of the other ELEKOM Shareholders on the election forms and the proration procedures to be applied. You are urged to review carefully the enclosed Proxy Statement/Prospectus, which contains a more complete description of the terms of the Merger and the election and proration procedures. You should note that the federal income tax consequences of the Merger to you will depend on whether you receive cash, stock or a combination of cash and stock in exchange for your shares of ELEKOM stock.

  Whether or not you plan to attend the Meeting, you are urged to complete, sign, and promptly return the enclosed Proxy and Consent and Cash/Stock Election Form. If you attend the Meeting, you may vote in person if you wish, even if you have previously returned your Proxy and Consent and Cash/Stock Election Form. ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT AND THE MERGER BY MARKING THE ENCLOSED PROXY AND CONSENT "FOR" APPROVAL OF THE AGREEMENT AND THE MERGER.

                                            Sincerely,

                  [SIGNATURE OF NORMAN N. BEHAR APPEARS HERE]
                                            Norman N. Behar
                                            President and Chief Executive
                                            Officer

Atlanta, Georgia
October 28, 1998

                              ELEKOM CORPORATION
                                 EIGHTH FLOOR
                             155-108TH AVENUE, NE
                          BELLEVUE, WASHINGTON 98004
                                (425) 990-3060

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD NOVEMBER 17, 1998

  Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of ELEKOM Corporation ("ELEKOM") will be held at the executive offices of ELEKOM, located at 155 - 108th Avenue, NE, Eighth Floor, Bellevue, Washington 98004 on November 17, 1998, at 8:00 a.m., local time, for the following purposes:

    1. Merger. To consider and vote on a proposal to approve the Agreement and Plan of Reorganization dated August 31, 1998 (the "Agreement") by and among Clarus Corporation (the "Company"), Clarus CSA, Inc., a wholly-owned subsidiary of the Company ("Clarus CSA"), and ELEKOM pursuant to which ELEKOM will merge with and into Clarus CSA, and each issued and outstanding share of capital stock of ELEKOM will be converted into (i) a specified amount of cash consideration and (ii) a number of shares of fully-paid and nonassessable common stock of the Company (the "Merger Consideration") as described more fully in the accompanying Proxy Statement/Prospectus (the "Merger").

    2. Other Business. To transact such other business as may properly come before the Meeting, including adjourning the Meeting to permit, if necessary, further solicitation of proxies.

  THE MERGER IS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, AND A COPY OF THE AGREEMENT IS ATTACHED AS APPENDIX A THERETO.

  Approval of the Agreement and the Merger requires the affirmative vote of the holders of at least (i) two-thirds of the outstanding shares of common stock of ELEKOM, (ii) two-thirds of the outstanding shares of Series A Preferred Stock of ELEKOM and (iii) two-thirds of the outstanding shares of Series B Preferred Stock of ELEKOM, each voting as a separate class. Only shareholders of record at the close of business October 27, 1998, the record date for the Meeting, are entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Holders of ELEKOM capital stock (the "ELEKOM Shareholders") will be entitled to dissenters' rights as further described in the accompanying Proxy Statement/Prospectus. Pursuant to an agreement with the Company, ELEKOM Shareholders and the executive officers of ELEKOM who hold 100% of the outstanding shares of ELEKOM Series A Preferred Stock, 67% of the outstanding shares of ELEKOM Series B Preferred Stock and 49% of the outstanding shares of ELEKOM Common Stock have agreed to vote for approval of the Agreement and the Merger. Accordingly, approval of the Agreement and the Merger by the holders of ELEKOM Series A Preferred Stock and Series B Preferred Stock is assured.

  The Board of Directors of ELEKOM (the "Board") also seeks your written consent in lieu of the Meeting to approve the proposal set forth above. If the Board receives Form of Proxy and Consent in Lieu of Special Meeting ("Proxy and Consent") from all ELEKOM Shareholders unanimously approving the Merger and the Merger Agreement, the Agreement and the Merger will be deemed properly adopted by the unanimous consent of the ELEKOM Shareholders, and the Meeting will be canceled. If the Board receives the unanimous consent of the ELEKOM Shareholders, you will be notified that the Merger and the Agreement have been approved and adopted, and you will be notified of the cancellation of the Meeting.

  Please sign and return the enclosed form of Proxy and Consent in Lieu of Special Meeting as promptly as possible, whether or not you plan to attend the Meeting in person. Your proxy may be revoked at any time before it is voted by signing and returning a Proxy and Consent bearing a later date with respect to the same shares, by filing with Wayne Burns of ELEKOM a written revocation bearing a later date, or by attending and voting in person at the Meeting.

  Please also sign and return the enclosed Cash/Stock Election Form pursuant to which you may elect to receive the Merger Consideration payable to you in exchange for your shares of ELEKOM stock in either cash or stock, subject to the proration procedures described in the attached Proxy Statement/Prospectus.

                                            By Order of the Board of Directors

                  [SIGNATURE OF WAYNE D. BURNS APPEARS HERE]
                                            Wayne D. Burns
                                            Secretary and Treasurer

Atlanta, Georgia
October 28, 1998

                                                              FILED PURSUANT TO
                                                                 RULE 424(b)(3)
                                                             FILE NO: 333-63535
                   PROXY STATEMENT AND CONSENT SOLICITATION
                    FOR THE SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD NOVEMBER 17, 1998

                              ELEKOM CORPORATION
                            155 - 108TH AVENUE, NE
                                 EIGHTH FLOOR
                          BELLEVUE, WASHINGTON 98004
                                (425) 990-3060

                                  PROSPECTUS
                                      OF
                              CLARUS CORPORATION
                       3950 JOHNS CREEK COURT, SUITE 100
                            SUWANEE, GEORGIA 30024
                                (770) 291-3900
                                      FOR
                    UP TO 1,391,305 SHARES OF COMMON STOCK

  This Proxy Statement/Prospectus of Clarus Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Company"), relates to the issuance of shares of its common stock, par value $.0001 per share (the "Company Common Stock"), to the shareholders of ELEKOM Corporation, a Washington corporation ("ELEKOM") upon consummation of a proposed merger of ELEKOM (the "Merger") with and into Clarus CSA, Inc., a wholly-owned subsidiary of the Company ("Clarus CSA"), pursuant to the terms of that certain Agreement and Plan of Reorganization, dated August 31, 1998, by and among the Company, Clarus CSA and ELEKOM (the "Agreement") as described herein. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.

  This Proxy Statement/Prospectus is also being furnished to holders (the "ELEKOM Shareholders") of shares of common stock, $.01 par value (the "ELEKOM Common Stock"), and of preferred stock, $.01 par value (the "ELEKOM Preferred Stock" and, together with the ELEKOM Common Stock, the "ELEKOM Stock"), of ELEKOM, in connection with the solicitation of proxies by ELEKOM's Board of Directors (the "ELEKOM Board") for use at the Special Meeting of ELEKOM Shareholders to be held on November 17, 1998, at 8:00 a.m., local time, at the principal executive offices of ELEKOM at 155 - 108th Avenue, NE, Eighth Floor, Bellevue, Washington 98004, and at any adjournments or postponements thereof (the "ELEKOM Meeting") and in connection with the simultaneous solicitation by the ELEKOM Board of unanimous written consent approving the proposal scheduled to be addressed at the ELEKOM Meeting. Unanimous written consent must be received no later than November 16, 1998. It is anticipated that the effective date and time of the Merger will be within three business days following the approval of the Agreement and the Merger by the ELEKOM shareholders.

  On the effective date and time of the merger (the "Effective Time"), ELEKOM will merge with and into Clarus CSA, and the separate existence of ELEKOM will cease. Subject to the terms and conditions of the Agreement, each share of ELEKOM Stock that is issued and outstanding immediately prior to the Effective Time will be converted into (i) a specified amount of cash consideration and
(ii) a number of shares of fully-paid and nonassessable Company Common Stock as set forth herein (the "Merger Consideration"), so that the number of shares of the Company Common Stock issued to ELEKOM Shareholders at the Effective Time will equal between 1,350,000 and 1,391,305 shares, depending on the market price of the Company's Common Stock, as more particularly described herein, and the total cash consideration received by the ELEKOM Shareholders will equal $8.0 million. Based on current prices of the Company's Common Stock the Merger Consideration is approximately $16.1 million, consisting of $8.0 million in cash and $8.1 million in Company Common Stock. The allocation of the Merger Consideration among the holders of ELEKOM Preferred Stock and ELEKOM Common Stock will be determined in accordance with the Articles of Incorporation of ELEKOM based on the closing price of the Company Common Stock on the last trading day immediately preceding the closing of the Merger (the "Closing Price"). The $8 million cash consideration is not affected by a change in the Closing Price. For example, if the Closing Price is $6.00, each holder of ELEKOM Series A Preferred Stock would be entitled to receive total Merger Consideration valued at $2.47 per share, each holder of ELEKOM Series B Preferred Stock would be entitled to receive total Merger Consideration valued at $2.78 per share, and each holder of ELEKOM Common Stock would be entitled to receive total Merger Consideration valued at $2.10 per share. Cash will be paid in lieu of any fractional shares of Company Common Stock. The closing price per share of the Company Common Stock on the Nasdaq National Market on October 26, 1998 was $5.69.

  The Company Common Stock is quoted on the Nasdaq National Market System ("NASDAQ/NMS"). ELEKOM Stock is not traded on any stock exchange or the Nasdaq/NMS or the Nasdaq Small Cap market. On August 31, 1998, the last full trading day prior to announcement of the execution of the Agreement, the closing price of a share of Company Common Stock, as reported on the Nasdaq/NMS, was $5.31. On October 27, 1998, the last trading day prior to the mailing date of this Proxy Statement/Prospectus, the closing price of a share of Company Common Stock, as quoted on the Nasdaq/NMS, was $5.62.

  The Company is not soliciting proxies from its shareholders in connection with the Merger.

  SEE "RISK FACTORS" COMMENCING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY ELEKOM SHAREHOLDERS IN CONNECTION WITH THE MERGER.

  THIS PROXY STATEMENT/PROSPECTUS AND THE ACCOMPANYING FORM OF PROXY AND CONSENT IN LIEU OF SPECIAL MEETING ARE FIRST BEING MAILED TO ELEKOM SHAREHOLDERS ON OR ABOUT OCTOBER 28, 1998.

 THE SHARES  OF COMPANY  COMMON STOCK  ISSUABLE IN THE  MERGER HAVE  NOT BEEN
  APPROVED OR DISAPPROVED  BY THE SECURITIES AND  EXCHANGE COMMISSION OR ANY
   STATE  SECURITIES  COMMISSION,  NOR  HAS THE  COMMISSION  OR  ANY  STATE
    SECURITIES  COMMISSION PASSED UPON  THE ACCURACY  OR ADEQUACY  OF THIS
     PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY IS A
      CRIMINAL OFFENSE.

       The date of this Proxy Statement/Prospectus is October 27, 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). ELEKOM is not subject to such reporting requirements of the Exchange Act. Copies of such reports and other information regarding the Company can be read and/or copied at the SEC's Public Reference Section at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800- SEC-0330.The SEC maintains a Web site that contains reports and other information regarding the Company. The address of such Web site is http://www.sec.gov. The Company's web site is http://www.claruscorp.com.

  This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of the Company (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facility at the address set forth above. The Company's Common Stock is traded on Nasdaq/NMS. Reports, proxy statements, and other information concerning the Company may be inspected at the offices of The Nasdaq Stock Market, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ELEKOM. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ELEKOM SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  All information included in this Proxy Statement/Prospectus with respect to the Company was supplied by the Company and all information included herein with respect to ELEKOM was supplied by ELEKOM.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF ELEKOM'S STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO THE SECRETARY, CLARUS CORPORATION, 3950 JOHNS CREEK COURT, SUITE 100, SUWANEE, GEORGIA 30024, TELEPHONE NUMBER (770) 291-3900. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS ANY REQUESTS SHOULD BE MADE BEFORE NOVEMBER 10, 1998.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
SUMMARY..................................................................   1
  The Parties............................................................   1
  Special Meeting of ELEKOM Shareholders.................................   2
  The Merger and The Agreement...........................................   3
  Prices of Common Stock.................................................   7
  Comparative Per Share Data.............................................   8
  Summary Consolidated Financial Data of the Company.....................   9
  Summary Financial Data of ELEKOM.......................................  10
  Selected Pro Forma Financial Data......................................  11
  Risk Factors...........................................................  11
  Forward-Looking Statements.............................................  11
  Trademarks.............................................................  12
RISK FACTORS.............................................................  13
  Histories of Operating Losses; Uncertainty of Future Operating Results.  13
  Limited Period of Public Trading; Possible Volatility of Stock Price...  14
  Risk of Fixed Merger Consideration.....................................  14
  Financial Impact of Merger.............................................  14
  Fluctuations in Quarterly Operating Results............................  15
  Transaction Expenses; Risk of Inability to Integrate Operations........  16
  Risk of Taxable Transactions...........................................  16
  Dependence on Direct Sales Model.......................................  17
  Competition............................................................  17
  Rapid Technological Change; Risks Associated with New Products and
   Product Enhancements..................................................  18
  Risk of Performance Degradation of ELEKOM Procurement in High Volume
   Environments..........................................................  18
  Limited Experience, and Risks Associated, with Internet Commerce.......  19
  Risk of Inability to Manage Growth.....................................  19
  Dependence on Key Personnel; Ability to Hire and Retain Personnel......  19
  Risk Associated with Planned International Expansion...................  20
  Product Concentration; Market Acceptance...............................  20
  Lengthy Sales Cycles...................................................  21
  Proprietary Rights and Licensing.......................................  21
  Third Party Patent and Other Intellectual Property Rights..............  22
  Risk of Product Defects; Product Liability.............................  23
  Reliance on Third-Party Software; Year 2000 Compliance.................  24
  Reliance on Microsoft Technologies.....................................  25
  Risks Associated with Government Regulation and Legal Uncertainties....  25
  Risks Associated with Encryption Technology............................  26
  Control by Management and Principal Stockholders.......................  26
  Dilution; Shares Eligible for Future Sale..............................  26
  Potential Issuance of Preferred Stock; Antitakeover Provisions.........  27
THE ELEKOM MEETING.......................................................  27
  General................................................................  27
  Record Date; Vote Required.............................................  28
  Election Procedures....................................................  30
BACKGROUND AND REASONS FOR THE MERGER....................................  30
  Background of the Merger...............................................  30
  ELEKOM's Reasons for the Merger........................................  32
  The Company's Reasons for the Merger...................................  33
  Fairness Opinion.......................................................  33

                                                                          PAGE
                                                                          ----
THE MERGER...............................................................  37
  Basic Terms of the Merger..............................................  37
  Indemnification; Escrow................................................  38
  Stock Options..........................................................  39
  Warrants...............................................................  39
  Effective Time of the Merger...........................................  40
  Exchange of Certificates...............................................  40
  Representations and Warranties.........................................  40
  Business of ELEKOM Pending the Merger..................................  41
  Standstill Agreement...................................................  42
  Certain Covenants of the Company.......................................  42
  Third Party Proposals; Break-up Fee....................................  43
  Conditions to the Merger...............................................  44
  Termination; Amendment.................................................  45
  Material Federal Income Tax Consequences of the Merger.................  46
  Accounting Treatment...................................................  49
  Resale of the Company's Common Stock...................................  49
  Directors and Executive Officers Following the Merger..................  50
  Expenses and Fees......................................................  50
  Rights of Dissenting ELEKOM Shareholders...............................  50
  Interests of Certain Persons in the Merger.............................  52
  Shareholders' Voting Agreements........................................  52
  Registration Rights Agreement..........................................  53
  Effect on Employees, Employee Benefit Plans and Stock Options..........  53
COMPARATIVE MARKET PRICES AND DIVIDENDS..................................  55
  The Company's Market Prices............................................  55
  ELEKOM Stock Prices....................................................  55
  Recent Prices..........................................................  55
  Dividends..............................................................  55
  Stockholders of Record.................................................  55
UNAUDITED PRO FORMA FINANCIAL DATA.......................................  56
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.....  59
SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY........................  62
COMPANY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  63
  Overview...............................................................  63
  Affiliate Relationships................................................  64
  Summary of the Effects of the Merger...................................  64
  Recent Developments....................................................  65
  Results of Operations..................................................  65
  Liquidity and Capital Resources........................................  71
  Impact of Year 2000....................................................  72
  New Accounting Pronouncements..........................................  72
BUSINESS OF THE COMPANY..................................................  74
  General................................................................  74
  Industry Background....................................................  74
  The Clarus Solution....................................................  75

                                                                          PAGE
                                                                          ----
  Strategy...............................................................  76
  Technology.............................................................  77
  Products...............................................................  78
  Applications...........................................................  78
  Graphical Architects...................................................  78
  Sales and Marketing....................................................  79
  Implementation Services................................................  80
  Customer Service and Maintenance.......................................  80
  Research and Development...............................................  80
  Competition............................................................  81
  Proprietary Rights and Licensing.......................................  82
  OEM Agreement with ELEKOM..............................................  82
  Employees..............................................................  82
  Facilities.............................................................  83
  Legal Proceedings......................................................  83
MANAGEMENT OF THE COMPANY................................................  84
  Committees of the Board of Directors...................................  86
  Director Compensation..................................................  86
  Executive Compensation.................................................  87
  Employee Benefit Plans.................................................  89
  Agreements with Employees..............................................  90
  Compensation Committee Interlocks and Insider Participation............  90
  Limitation of Liability and Indemnification of Officers and Directors..  91
COMPANY PRINCIPAL STOCKHOLDERS...........................................  92
CERTAIN TRANSACTIONS OF THE COMPANY......................................  93
COMPANY CAPITAL STOCK....................................................  95
  Common Stock...........................................................  95
  Preferred Stock........................................................  95
  Delaware Law and Certain Provisions of the Company's Restated
   Certificate and By-laws...............................................  95
  Transfer Agent and Registrar...........................................  96
COMPARISON OF RIGHTS OF STOCKHOLDERS OF THE COMPANY AND ELEKOM...........  96
  Authorized Capital Stock...............................................  96
  Amendment of Articles of Incorporation and Bylaws......................  98
  Number of Directors, Election of Directors and Classified Board of
   Directors.............................................................  99
  Removal of Directors...................................................  99
  Limitation on Director Liability....................................... 100
  Indemnification........................................................ 100
  Vote Required for Stockholder Approval................................. 101
  Mergers, Consolidations, and Sales of Assets........................... 102
  Actions by Stockholders Without a Meeting.............................. 102
  Special Meeting of Stockholders........................................ 103
  Dividends.............................................................. 103
SELECTED HISTORICAL FINANCIAL DATA OF ELEKOM............................. 104
ELEKOM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................................................... 105
  Overview............................................................... 105
  Results of Operations.................................................. 106
  Liquidity and Capital Resources........................................ 107
  Impact of Year 2000.................................................... 108
  New Accounting Pronouncements.......................................... 109

                                                                          PAGE
                                                                          ----
BUSINESS OF ELEKOM....................................................... 110
  General................................................................ 110
  Industry Background.................................................... 110
  The ELEKOM Solution.................................................... 110
  Strategy............................................................... 111
  Technology............................................................. 111
  Products............................................................... 111
  Customers.............................................................. 112
  Sales and Marketing.................................................... 112
  Professional Services and Customer Support............................. 112
  Research and Development............................................... 112
  Competition............................................................ 112
  Proprietary Rights and Licensing....................................... 113
  Employees.............................................................. 113
  Facilities............................................................. 113
  Legal Proceedings...................................................... 113
ELEKOM PRINCIPAL SHAREHOLDERS............................................ 114
EXPERTS.................................................................. 115
OPINIONS................................................................. 115
INDEX TO FINANCIAL STATEMENTS............................................ F-1

APPENDIX A: AGREEMENT AND PLAN OF REORGANIZATION BY AND BETWEEN CLARUS
 CORPORATION AND ELEKOM CORPORATION...................................... A-1
APPENDIX B: OPINION OF NATIONSBANC MONTGOMERY SECURITIES L.L.C........... B-1
APPENDIX C: CHAPTER 23B-13 OF THE WASHINGTON BUSINESS CORPORATION ACT.... C-1

                                    SUMMARY

  The following is a summary of certain information discussed in this Proxy Statement/Prospectus relating to the ELEKOM Meeting and the Merger, and shares of Company Common Stock to be issued to ELEKOM Shareholders at the Effective Time of the Merger. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus, including "Risk Factors" and the Company's and ELEKOM's Consolidated Financial Statements and Notes thereto. Except as otherwise indicated, all information in this Proxy Statement/Prospectus assumes that 1,350,000 shares of Company Common Stock will be issued in the Merger. ELEKOM Shareholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices.

                                  THE PARTIES

THE COMPANY

  Clarus Corporation (the "Company") develops, markets and supports client/server financial software applications that reduce the total cost of ownership by minimizing the time, costs and risks associated with implementing, changing and upgrading applications. The Company's Clarus(TM) line of products is based on a flexible, open architecture called Active Architecture(R) which allows for seamless, rapid changes and upgrades without modifying the source code. The Company's software provides organizations with the broad functionality of custom-designed applications without the high total cost of ownership traditionally associated with such applications. By providing broad functionality, a flexible open architecture, and minimized implementation and modification time, the Company addresses the needs of a wide range of organizations while giving end users more control of their work environment.

  The Company's Clarus(TM) product line includes a full suite of financial, human resource and procurement applications. These applications cover the full range of financial and accounting functions, including general accounting, expense accounting, revenue accounting and human resources. The Company licenses a series of modules, its Graphical Architects(R), that are designed to extend, enhance, integrate and change the look and feel of the Company's core applications. Through a visual point-and-click interface, the Graphical Architects modules allow users to personalize and configure the Company's applications without any source code programming.

  Additionally, the Company has recently introduced its growing suite of Corporate Service Applications, including Clarus(TM) HRPoint(TM), Clarus(TM) Budget, Clarus(TM) OLAP and Clarus(TM) E--Procurement. In addition, the Company provides dedicated implementation services as an integral part of its solution, and believes that these services result in a high level of customer satisfaction, strong customer references and long relationships. The Company provides ongoing support services to assist customers in maintaining and updating their systems, training their employees and adding functionality as the customers' businesses grow and their requirements change.

  The Company's objective is to become the leading provider of financial, human resource and corporate service applications to non-industrial organizations. The key elements of the Company's strategy are: (i) to extend its technology leadership; (ii) to leverage its expertise in financial and human resource applications; (iii) to capitalize on middle market opportunities; (iv) to leverage its installed customer base; and (v) to expand sales and marketing channels.

  The Company licenses its products and services primarily through a direct sales force in the United States and Canada. The Company focuses its sales and marketing efforts on value buyers in mid-sized non-industrial organizations, including divisions of larger companies, which represent the fastest growing segment of the financial applications market. At July 31, 1998, the Company had more than 225 customers, including leading organizations such as NOVA Information Systems, Inc., National Railroad Passenger Corporation ("Amtrak"),

Blue Cross and Blue Shield of Alabama, Chartwell Re Holdings Corporation, First Data Corporation, Land's End, Inc., T. Rowe Price Associates, Inc., Shaw Industries, Inc., and Toronto-Dominion Bank.

  The Company was incorporated in Delaware in 1991. On May 26, 1998, the Company completed an initial public offering of its Common Stock and sold 2.5 million shares which resulted in net proceeds of approximately $22.0 million. Unless the context otherwise requires, references in this Proxy Statement/Prospectus to the "Company" refer to Clarus Corporation and its consolidated subsidiaries, SQL Financials Services, L.L.C. (the "Services Subsidiary"), SQL Financials Europe, Inc. and Clarus CSA, Inc. The Company's principal executive offices are located at 3950 Johns Creek Court, Suite 100, Suwanee, Georgia 30024. The Company's telephone number at that address is (770) 291-3900.

ELEKOM

  ELEKOM is a development stage enterprise engaged in the development of ELEKOM Procurement, an intranet-based, business-to-business electronic commerce solution that is designed to streamline the corporate procurement process. ELEKOM believes that its business-to-business commerce solution will provide its customers an application that simplifies corporate procurement procedures, decreases purchasing overhead costs and streamlines purchasing from multiple suppliers.

  ELEKOM Procurement is designed to automate the creation, routing, approval and transaction functions for purchase requests and orders of non-production goods and services by creating a localized database of available products and services and providing ELEKOM's customers with Internet links to suppliers to review more detailed supplier and product information. Once deployed at a customer site, ELEKOM Procurement will automate the procurement process for non-production goods and services from requisition creation and approval routing to electronic placement of orders with suppliers. The system is designed to allow transaction communication through standard communications methods including facsimile, E-mail and electronic data interface ("EDI"). In addition to the web-based end user application, ELEKOM believes that ELEKOM Procurement will reduce the information technology ("IT") burden associated with installation, implementation, deployment and maintenance of the application through a suite of administrative tools.

  Using intranet and Internet based technology, ELEKOM Procurement is designed to provide users with increased control over their purchasing processes. Traditionally, purchasing of non-production goods and services, including computer hardware and software and office supplies has been an inefficient, paper intensive process. ELEKOM believes ELEKOM Procurement will streamline and automate a company's procurement operations, reduce processing costs, improve procurement effectiveness and discourage users from purchasing outside of a customer's approved procedures.


  ELEKOM was incorporated in Washington in August 1995, as a subsidiary of Egghead, Inc. (now known as Egghead.com, Inc.) ("Egghead") and has operated on a stand-alone basis since November 1997. ELEKOM's principal executive offices are located at 155-108th Avenue, NE, Eighth Floor, Bellevue, Washington 98004. ELEKOM's telephone number at that address is (425) 990-3060.

                     SPECIAL MEETING OF ELEKOM SHAREHOLDERS

  The ELEKOM Meeting will be held at 8:00 a.m., local time, on November 17, 1998, at 155-108th Avenue, NE, Eighth Floor, Bellevue, Washington, for the purpose of considering and voting on a proposal to approve the Agreement and the Merger and transacting such other business as may properly come before the meeting or any adjournments thereof. See "The ELEKOM Meeting."

  Only holders of record of ELEKOM Stock at the close of business on October 27, 1998, the record date for the ELEKOM Meeting (the "Record Date"), will be entitled to vote at the ELEKOM Meeting. Approval of the Agreement and the Merger requires the affirmative vote of the holders of at least (i) two-thirds of the outstanding shares of ELEKOM Common Stock, (ii) two-thirds of the outstanding shares of Series A ELEKOM Preferred Stock of ELEKOM (the "Series A Preferred Stock") and (iii) two-thirds of the outstanding shares of Series B ELEKOM Preferred Stock of ELEKOM (the "Series B Preferred Stock"), each voting as a separate class. As of the Record Date, there were 975,173 shares of ELEKOM Common Stock, 917,229 shares of Series A Preferred Stock and 4,389,945 shares of Series B Preferred Stock outstanding and entitled to be voted. At the Effective Time it is anticipated that there will be 756,151 shares of ELEKOM Common Stock issued and outstanding, 917,229 shares of Series A Stock issued and outstanding and 4,404,621 shares of Series B Preferred Stock issued and outstanding (assuming exercise at or before the Effective Time of all outstanding options and warrants to purchase ELEKOM Stock and repurchase at or before the Effective Time of all issued and outstanding shares of ELEKOM Stock that are subject to ELEKOM's right of repurchase).

  The directors and executive officers of ELEKOM beneficially owned, as of the Record Date, 672,751 shares (or approximately 82%) of the outstanding shares of ELEKOM Common Stock, 917,229 shares (or approximately 100%) of the outstanding shares of Series A Preferred Stock and 4,389,945 shares (or approximately 100%) of the outstanding shares of Series B Preferred Stock. Pursuant to an agreement with the Company, ELEKOM Shareholders and executive officers of ELEKOM who hold 100% of the outstanding shares of Series A Preferred Stock, 67% of the outstanding shares of Series B Preferred Stock and 49% of the outstanding shares of ELEKOM Common Stock have agreed to vote for approval of the Agreement and the Merger. Accordingly, approval of the Agreement and the Merger by the holders of Series A Preferred Stock and Series B Preferred Stock is assured.

  As of the Record Date, the directors and executive officers of the Company did not own beneficially or of record any shares of ELEKOM Stock. See "The ELEKOM Meeting."

                          THE MERGER AND THE AGREEMENT

GENERAL

  Pursuant to the Agreement, at the Effective Time, ELEKOM will be merged with and into Clarus CSA, a wholly-owned subsidiary of the Company, and the separate existence of ELEKOM will cease. Each share of ELEKOM Stock that is issued and outstanding immediately prior to the Effective Time will be converted into
(i) a specified amount of cash consideration and (ii) a number of shares of Company Common Stock so that the total number of shares of Company Common Stock issued to ELEKOM Shareholders at the Effective Time will equal 1,350,000 shares, subject to adjustment as more particularly described herein, and the total cash consideration received by ELEKOM Shareholders will equal $8.0 million (the "Merger Consideration"). However, in the event that the Closing Price is less than $5.93, then the aggregate number of shares of Company Common Stock to be issued in the Merger shall be increased by a number of shares of Company Common Stock such that the aggregate value of such shares based on the Closing Price, will equal $8.0 million, provided that in no event will more than 1,391,305 shares of Company Common Stock be issued to ELEKOM Shareholders in the Merger. The $8.0 million cash consideration is not affected by a change in the Closing Price. In addition, in the event that the Closing Price is less than $5.75, ELEKOM may terminate the Agreement and, if the Closing Price is less than $5.00, either party may terminate the Agreement. Consummation of the Merger is subject to approval by the ELEKOM Shareholders and is expected to occur in the fourth quarter of 1998. The ELEKOM Shareholders will own as a result of the Merger approximately 12.3% of the outstanding Company Common Stock immediately following consummation of the Merger (excluding any Company Common Stock owned by ELEKOM Shareholders prior to the Merger).

  The portion of the total Merger Consideration to be received by each ELEKOM Shareholder in the Merger will be established pursuant to a formula that is based on certain requirements and liquidation preferences established by ELEKOM's Articles of Incorporation. The formula is designed to allocate the Company Common Stock and the $8.0 million cash consideration among the ELEKOM Shareholders as follows: first, to the holders of Series B Preferred Stock in an amount that satisfies the liquidation preference applicable to the Series B Preferred Stock of $.6814 per share; second, to the holders of Series A Preferred Stock, Series B Preferred Stock and ELEKOM Common Stock, such that the holders of Series A Preferred Stock are entitled to 17.28% of the remaining consideration, and the holders of Series B Preferred Stock and the holders of ELEKOM Common Stock share, on a pro rata basis, 82.72% of the remaining consideration, all until the holders of Series A Preferred Stock have received consideration equal to $7.2092 per share. In the event any Merger Consideration remains to be distributed after the steps described above (which is not expected to occur), such consideration will be allocated among the holders of the Series A Preferred Stock, Series B Preferred Stock and the ELEKOM Common Stock on a pro rata basis. For purposes of this allocation, the value of each share of Company Common Stock to be received in the Merger will be deemed to be the Closing Price. The Closing Price of the Company Common Stock on October 26, 1998 was $5.69 per share. If the Closing Price were $6.00, the holders of Series A Preferred Stock would be entitled to receive Merger Consideration of $1.23 in cash and .207 shares of Company Common Stock per share, the holders of Series B stock would be entitled to receive Merger Consideration of $1.38 in cash and .233 shares of Company Common Stock per share, and the holders of ELEKOM Common Stock would be entitled to receive Merger Consideration of $1.04 in cash and .176 shares of Company Common Stock per share (assuming exercise at or prior to the Effective Time of all outstanding vested options and warrants to purchase ELEKOM Stock and repurchase by ELEKOM, at or prior to the Effective Time, of all outstanding shares of ELEKOM Common Stock that are subject to ELEKOM's right of repurchase). As discussed below, however, each of the ELEKOM Shareholders will be given the opportunity to elect to receive his, her or its portion of the Merger Consideration in cash or stock, subject to adjustment as described in this Proxy Statement/Prospectus. See "The Merger--Basic Term of the Merger."

  Each ELEKOM Shareholder may elect either to receive his or her share of the Merger Consideration in cash and Company Common Stock in the pro rata amounts that would be applicable in the absence of a cash or stock election option (a "Pro Rata Election"), or to receive his or her share of the Merger Consideration in either as much cash as possible (a "Cash Election") or as much Company Common Stock as possible (a "Stock Election") (with any balance, if any, of such ELEKOM Shareholder's Merger Consideration payable in Company Common Stock or cash, as the case may be). If an ELEKOM Shareholder makes a Cash Election or a Stock Election, the actual amounts of cash and Company Common Stock he or she receives will depend on the valid elections made by other ELEKOM Shareholders and the ability of the Company to give effect to such elections given the fixed composition of the Merger Consideration. However, an ELEKOM Shareholder making a Cash Election will receive no less than the applicable Pro Rata Election amount of cash for his or her ELEKOM Stock, and an ELEKOM Shareholder making a Stock Election will receive no less than the applicable Pro Rata Election amount of Company Common Stock for his or her ELEKOM Stock. ELEKOM Shareholders who do not make any election will be deemed to have made a Pro Rata Election and thus will receive in exchange for their shares of ELEKOM Stock the amounts of cash and Company Common Stock that they would have received in the absence of a cash or stock election option. See "The Merger--Election Procedures."

REASONS FOR THE MERGER

  The Company's Board of Directors has approved the Agreement and has determined that the Merger is desirable to the Company and its stockholders. In approving the Merger, the Company's directors considered (i) ELEKOM's market presence and recognition in the business-to-business electronic procurement market and the Company's desire to gain and exploit a market presence and recognition; (ii) ELEKOM's financial condition, earnings and operations on a prospective basis and the expected high growth potential of the electronic commerce procurement software market; (iii) the increased revenues and resources of the Company as a result of the Merger; (iv) the Company's overall strategic focus; (v) the financial terms of the Merger; and (vi) the management philosophy of ELEKOM and its compatibility with that of the Company. See "Background and Reasons for the Merger--The Company's Reasons for the Merger."

  The ELEKOM Board has unanimously approved the Agreement and the Merger and has determined that the Merger is fair to, and in the best interests of, ELEKOM and its shareholders. In approving the Merger, the

ELEKOM Board considered (i) the Company's financial condition; (ii) various alternatives to the Merger, including the merits of other acquisition proposals and venture capital financing; (iii) the consideration to be received by ELEKOM Shareholders; (iv) the anticipated synergies and enhanced resources and capabilities that would be available to ELEKOM as a result of the Merger; (v) the competitive and regulatory environments for internet software generally;
(vi) the current lack of marketability of the ELEKOM Stock, contrasted with the ability of ELEKOM Shareholders to trade the Company Common Stock to be received by them in the Merger on the Nasdaq/NMS; and (v) the structure of the Merger as a tax-free reorganization. ACCORDINGLY, THE ELEKOM BOARD UNANIMOUSLY RECOMMENDS THAT ELEKOM SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND THE MERGER.

  The ELEKOM Board will continue to evaluate the terms and conditions of the Merger, including the total consideration (cash plus the value of the shares of Company Common Stock) to be received by the ELEKOM Shareholders in the Merger, the fairness of the Merger Consideration to each class of ELEKOM Shareholders and the likelihood that the Merger will qualify as a tax-free reorganization. If the ELEKOM Board determines that the economic terms of the Agreement are unfair to the ELEKOM Shareholders in light of all relevant circumstances, including ELEKOM's other financing options and business opportunities, it will seek to amend or terminate the Agreement in accordance with its terms. See "The Merger--Termination; Amendment." If the ELEKOM Board decides for any reason to amend or terminate the Agreement after the mailing of this Proxy Statement/Prospectus, it will notify the ELEKOM Shareholders of the amendment or termination. In the event that the Agreement is amended or renegotiated to provide terms that are satisfactory to the Board and will result in fair consideration for the ELEKOM Shareholders, the Board will submit the new Agreement to the ELEKOM Shareholders for approval and will resolicit the ELEKOM Shareholders' proxies to vote at a meeting called for that purpose and/or obtain the ELEKOM Shareholders' unanimous written consent.

  Pursuant to an agreement with the Company, ELEKOM Shareholders and executive officers of ELEKOM who hold 100% of the outstanding shares of Series A Stock, 67% of the outstanding shares of Series B Stock and 49% of the outstanding shares of ELEKOM Common Stock have agreed to vote for approval of the Agreement and the Merger. Accordingly, approval of the Agreement and the Merger by the holders of Series A Stock and Series B Stock is assured. See "Background and Reasons for the Merger--ELEKOM's Reasons for the Merger."

FAIRNESS OPINION

  NationsBanc Montgomery Securities LLC ("NMS") has rendered an opinion to the Company that, based on and subject to the procedures, matters, and limitations described in its opinion, and such other matters as it considered relevant as of the date of its opinion, the Merger Consideration to be paid by the Company pursuant to the Agreement is fair to the Company from a financial point of view. NMS's opinion is attached as Appendix B to this Proxy Statement/Prospectus. See "Background and Reasons for the Merger--Fairness Opinion."

DISSENTER'S RIGHTS

  Under Washington law, holders of ELEKOM Stock who give proper notice to ELEKOM and who do not vote in favor of the Merger have the right to receive cash equal to the "fair market value" of their ELEKOM Stock in lieu of the Merger Consideration. See "The Merger--Rights of Dissenting ELEKOM Shareholders" and Chapter 23B.13 of the Washington Business Corporation Act (the "WBCA"), a copy of which is attached hereto as Appendix C.

CLOSING OF THE MERGER

  Unless otherwise agreed upon by the Company and ELEKOM, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Merger to occur on the date on which the Agreement and Merger is approved by the requisite vote of the ELEKOM Shareholders. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the fourth quarter of 1998, although there can be no assurance as to whether or when the Merger will occur. See "The Merger--Effective Time of the Merger," "-- Conditions to the Merger" and "--Termination; Amendment."

CONDITIONS TO THE MERGER

  In addition to approval by ELEKOM Shareholders, consummation of the Merger is subject to various other conditions, including receipt by ELEKOM of a legal opinion concerning the federal income tax consequences of the Merger and the execution of certain ancillary agreements between the Company and certain ELEKOM Shareholders and employees, as well as certain other customary conditions. See "The Merger--Conditions to the Merger."

TERMINATION OF THE AGREEMENT

  The Agreement may be terminated by either party, and the Merger abandoned, if the Merger is not completed on or before November 15, 1998. The Agreement may also be terminated if the price of the Company Common Stock trades below certain prices, and under certain other circumstances. See "The Merger-- Termination; Amendment."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The Merger has been structured to qualify as a nontaxable transaction under the Internal Revenue Code of 1986, as amended (the "Code"), to the extent that ELEKOM Shareholders receive shares of Company Common Stock in exchange for shares of ELEKOM Stock. ELEKOM Shareholders will recognize the gain realized in the exchange for federal income tax purposes, however, to the extent of cash received by them in the Merger.

  The foregoing discussion is based on the Code, and current judicial and administrative interpretations of the Code, each of which is subject to change. Changes in the Code and interpretations of it may be applied retroactively. Consequently, there can be no assurance that the tax effects described in the foregoing discussion will not be changed in a manner adverse to ELEKOM or the ELEKOM Shareholders. For further discussion of the expected material federal income tax consequences to ELEKOM and the ELEKOM Shareholders, see "The Merger--Certain Material Federal Income Tax Consequences."

  THIS DISCUSSION DOES NOT ADDRESS THE TAXABILITY OF THE HOLDERS OF ELEKOM PREFERRED STOCK WHO RECEIVE CASH AND COMPANY COMMON STOCK ATTRIBUTABLE TO ACCRUED DIVIDENDS OR A LIQUIDATION PREFERENCE. ELEKOM SHAREHOLDERS WHO OWN ELEKOM PREFERRED STOCK HAVING ACCRUED DIVIDENDS OR A LIQUIDATION PREFERENCE ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAXABILITY OF THE COMPANY COMMON STOCK ATTRIBUTABLE THERETO.

  THE TAX CONSEQUENCES OF THE MERGER TO A PARTICULAR ELEKOM SHAREHOLDER WILL DEPEND ON THE PARTICULAR CIRCUMSTANCES OF SUCH ELEKOM SHAREHOLDER. ACCORDINGLY, EACH ELEKOM SHAREHOLDER SHOULD CONSULT WITH SUCH SHAREHOLDER'S OWN TAX ADVISORS AS TO THE FEDERAL (AND ANY STATE OR LOCAL) TAX CONSEQUENCES OF THE MERGER UNDER SUCH SHAREHOLDER'S PARTICULAR CIRCUMSTANCES. MOREOVER, NO INFORMATION HAS BEEN PROVIDED HEREIN AS TO FOREIGN, STATE OR LOCAL LAW, AND EACH ELEKOM SHAREHOLDER IS THEREFORE URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER UNDER SUCH LAWS.

ACCOUNTING TREATMENT

  It is anticipated that the Merger will be accounted for as a purchase business combination.

  The Company's allocation of the purchase price in the Merger will result in the allocation of $14.0 million of in-process acquired research and development which, under generally accepted accounting principles, will be expensed immediately upon completion of the Merger.

APPOINTMENT OF ELEKOM REPRESENTATIVE TO THE COMPANY'S BOARD

  The Company has agreed to propose that its stockholders increase the size of its Board of Directors and to nominate Norman N. Behar, currently President and Chief Executive Officer of ELEKOM, for election to the

Company's Board at the next annual meeting of the Company's stockholders. The Agreement provides that Mr. Behar shall have board observation rights until the time he is elected to the Company's Board. If Mr. Behar is elected to the Company's Board and his term expires before June 30, 2000, he will maintain board observation rights until June 30, 2000.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain executive officers and directors and ELEKOM Shareholders have interests in the Merger in addition to their respective interests as ELEKOM Shareholders generally. Norman N. Behar, President and Chief Executive Officer of ELEKOM, Wayne D. Burns, Chief Financial Officer of ELEKOM, Ona Karasa, Vice President Development of ELEKOM and Todd Ostrander, Vice President Marketing of ELEKOM, will enter into employment agreements (the "Employment Agreements") with the Company at Closing, to become effective at the Effective Time, that provide for base salaries, grants of stock options and certain retention incentives. The Employment Agreements also provide for certain benefits upon termination of employment by the Company. The Company and such officers and directors are currently negotiating the terms and conditions of these Employment Agreements, which negotiations will be completed prior to or upon Closing. In addition, pursuant to the terms of the ELEKOM 1996 Stock Option Plan, immediately upon the Effective Time, one-half of all unvested shares of ELEKOM Stock subject to option awards will become fully vested. The ELEKOM 1996 Stock Option Plan provides for the exercise of options prior to vesting. Any shares issued for unvested options are subject to repurchase by ELEKOM. Upon the Effective Time, the right to repurchase one-half of the outstanding unvested shares subject to repurchase will lapse. See "The Merger--Interests of Certain Persons in the Merger."

SHAREHOLDERS' VOTING AGREEMENT

  Concurrently with the execution of the Agreement, the holders of ELEKOM Preferred Stock and the executive officers of ELEKOM have entered into an agreement with the Company pursuant to which such Shareholders and officers have agreed to vote 49% of the ELEKOM Common Stock, 100% of the Series A Stock and 67% of the Series B Stock owned by them in favor of the Agreement and the Merger. See "The Merger-- Shareholders' Voting Agreement."

CERTAIN DIFFERENCES IN RIGHTS OF STOCKHOLDERS

  On the Effective Date of the Merger, the ELEKOM Shareholders, whose rights currently are governed by the WBCA and by ELEKOM's Articles of Incorporation and Bylaws, will automatically become the stockholders of the Company, and their rights as such will be determined by the Delaware Business Corporation Law and by the Company's Certificate of Incorporation and Bylaws. See "The Merger--Certain Differences in Rights of Stockholders."

REGULATORY APPROVALS

  Other than federal and state securities law requirements, no other federal or state regulatory requirements must be complied with or approvals obtained in connection with the Merger.

                             PRICES OF COMMON STOCK

  The Company Common Stock is currently traded on the NASDAQ/NMS under the symbol "CLRS." The last sale price of the Company Common Stock on August 31, 1998, the last trading day before public announcement of the proposed Merger, as reported on the Nasdaq/NMS was $5.31. The last sale price of the Company Common Stock reported by the Nasdaq/NMS prior to the mailing date of this Proxy Statement/Prospectus was $5.62.

  There is no public market for shares of ELEKOM Stock. There were 27 holders of record of ELEKOM Common Stock, one holder of record of Series A Stock and seven holders of record of Series B Stock as of the Record Date. Neither the Company nor ELEKOM has paid its shareholders any cash dividends and neither anticipates paying dividends in the foreseeable future.

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain comparative per share data relating to net loss, cash dividends, and book value (deficit) on (i) an historical basis for the Company and ELEKOM, (ii) a pro forma basis per share of the Company Common Stock, giving effect to the Merger as if it had occurred at the beginning of the period presented for loss per share data and on the date presented for book value (deficit) per share data, and (iii) an equivalent pro forma basis per share of ELEKOM Common Stock and Preferred Stock estimated to be outstanding immediately prior to the Merger. The data also retroactively reflects the Company's three-for-two stock split on May 26, 1998. The Company and ELEKOM pro forma combined information gives effect to the Merger anticipating the use of purchase accounting and is for illustrative purposes only and is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor is it necessarily indicative of future results of operations or combined financial position.

  The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of the Company and ELEKOM, including the respective notes thereto, and the unaudited pro forma financial information included herein. See "--Selected Historical Financial Data of the Company," and "--Selected Historical Financial Data of ELEKOM."

  The pro forma data do not reflect any cost savings or other economic efficiencies resulting from the Merger.

                                                     YEAR ENDED    SIX MONTHS
                                                    DECEMBER 31, ENDED JUNE 30,
                                                        1997          1998
                                                    ------------ --------------
      BASIC AND DILUTED NET LOSS PER SHARE:
        Company historical.........................  $   (2.97)      $(0.01)
        ELEKOM historical..........................   (103,892)       (2.55)
        ELEKOM pro forma(1)........................      (0.84)       (0.26)
        Pro forma combined(2)......................      (3.74)       (0.50)
        Equivalent of one ELEKOM share.............      (0.82)       (0.11)
      BOOK VALUE (DEFICIT) PER SHARE (PERIOD END):
        Company historical.........................     (19.02)        2.65
        ELEKOM historical..........................     51,497         1.28
        ELEKOM pro forma(1)........................       0.50         0.18
        Pro forma combined.........................     (11.97)        1.73
        Equivalent of one ELEKOM share.............      (2.61)        0.38

  Neither the Company nor ELEKOM declared or paid any dividends for the periods presented.
--------
(1) Given the changes in ELEKOM's capital structure as a result of the 1997 recapitalization and the changes to be effected as a result of the Merger, pro forma loss and book value per share is presented. Pro forma loss and book value per share is calculated based on the number of shares of common stock and preferred stock outstanding at June 30, 1998, and has been adjusted to give effect to the conversion of all shares of preferred stock into common stock that will occur in connection with the Merger. Stock options outstanding at each period end have not been included in the loss per share calculations as their effect is antidilutive.
(2) The Company's allocation of the purchase price in the Merger will result in the allocation of $14.0 million of in-process acquired research and development which, under generally accepted accounting principles, will be expensed immediately upon completion of the Merger. This charge has been excluded from the calculation of pro forma loss per share for these presentations due to its nonrecurring nature.

               SUMMARY CONSOLIDATED FINANCIAL DATA OF THE COMPANY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        SIX MONTHS
                                 YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                         -------------------------------------------  ----------------
                          1993     1994     1995     1996     1997     1997     1998
                         -------  -------  -------  -------  -------  -------  -------
                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
  Total revenues........ $ 1,054  $ 3,821  $ 8,190  $13,056  $25,988  $ 9,921  $18,747
  Operating loss........  (2,156)  (5,157)  (7,987)  (7,658)  (3,358)  (4,127)     (41)
  Net loss..............  (2,170)  (5,140)  (8,049)  (7,879)  (4,110)  (4,407)     (39)
  Basic and diluted net
   loss per share.......   (2.23)   (5.65)   (6.19)   (5.74)   (2.97)   (3.19)   (0.01)
  Weighted average
   common shares
   outstanding..........     975      910    1,300    1,373    1,386    1,382    3,026

                                                                    AT JUNE 30,
                                                                       1998
                                                                    -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents........................................   $26,090
  Working capital..................................................    20,089
  Total assets.....................................................    40,025
  Long-term debt, net of current portion...........................       375
  Total stockholders' equity.......................................    24,057

                        SUMMARY FINANCIAL DATA OF ELEKOM
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                          YEAR ENDED        SIX MONTHS ENDED
                                         DECEMBER 31,           JUNE 30,
                                      -------------------  -------------------
                                        1996      1997       1997      1998
                                      --------  ---------  --------  ---------
                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Total revenues..................... $      5  $      17       --   $     376
  Operating loss.....................   (2,378)    (4,594)   (2,546)    (1,657)
  Net loss...........................   (2,532)    (5,195)    2,814     (1,611)
  Basic and diluted net loss per
   share............................. $(50,646) $(103,892) $(56,280) $   (2.55)
  Weighted average common shares
   outstanding.......................       50         50        50    631,088
  Pro forma basic and diluted net
   loss per share(1).................               (0.84)               (0.26)
  Pro forma weighted average common
   shares outstanding(1).............           6,183,097            6,183,097

                                                                     AT JUNE 30,
                                                                        1998
                                                                     -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................................   $1,467
  Working capital...................................................      624
  Total assets......................................................    2,099
  Long-term debt, net of current portion............................       24
  Total shareholders' equity........................................    1,117

--------
(1) Given the changes in ELEKOM's capital structure as a result of the 1997 recapitalization and the changes to be effected as a result of the Merger, pro forma earnings per share is presented. Pro forma earnings per share is calculated based on the number of shares of common stock and preferred stock outstanding at June 30, 1998, and has been adjusted to give effect to the conversion of all shares of preferred stock into common stock that will occur in connection with the Merger. Stock options outstanding at each period end have not been included in the loss per share calculations as their effect is antidilutive.

                       SELECTED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma condensed combined financial data is presented assuming the Merger will be accounted for as a purchase. The pro forma condensed combined balance sheet data has been prepared as if the Merger had been consummated on June 30, 1998. The pro forma condensed combined statements of operations data have been prepared as if the Merger had been consummated at the beginning of the periods presented. The following financial statements do not reflect any anticipated cost savings which may be realized by the Company after consummation of the Merger. The pro forma information does not purport to represent what the Company's results of operations actually would have been if such Merger had occurred on or for the periods presented.

  The pro forma condensed financial data should be read in conjunction with the historical financial statements of the Company's and the historical financial statements of ELEKOM appearing elsewhere in this Proxy Statement/Prospectus.

                                                                   AT OR FOR THE
                                                   AT OR FOR THE    SIX MONTHS
                                                    YEAR ENDED         ENDED
                                                 DECEMBER 31, 1997 JUNE 30, 1998
                                                 ----------------- -------------
      PRO FORMA STATEMENT OF OPERATIONS DATA:
        Total revenues.........................      $ 26,005         $18,973
        Operating loss.........................        (8,202)         (1,988)
        Net loss...............................       (10,236)         (2,180)
        Basic and diluted net loss per
         share(1)..............................         (3.74)          (0.50)
        Weighted average common shares
         outstanding...........................         2,736           4,376
      PRO FORMA BALANCE SHEET DATA:
        Working capital (deficit)..............        (6,625)         12,013
        Total assets...........................         9,516          35,008
        Redeemable convertible preferred stock.        25,112             -0-
        Stockholders' equity (deficit).........       (33,714)         18,058

--------
(1) The Company's allocation of the purchase price in the Merger will result in the allocation of $14.0 million of in-process acquired research and development which, under generally accepted accounting principles, will be expensed immediately upon completion of the Merger. This charge has been excluded from the calculation of pro forma loss per share for these presentations due to its nonrecurring nature.

                                  RISK FACTORS

  For a discussion of certain risk factors that should be considered carefully by the ELEKOM Shareholders in determining whether to approve the Agreement and the Merger or to perfect their statutory appraisal rights, see "Risk Factors," beginning on page 13.

                           FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, including or related to future results of the Company and ELEKOM (including certain projections and business trends).

  These and other statements, which are not historical facts, are based largely on current expectations and assumptions of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, the risks and uncertainties described in "Risk Factors" beginning on page 13 herein.

Assumptions related to forward-looking statements include that the Company and ELEKOM will continue to price and market their products competitively; that competitive conditions within their respective markets will not change materially or adversely; that the demand for the Company's and ELEKOM's products will remain strong; that the Company and ELEKOM will retain key personnel; and that there will be no material adverse change in the Company's or ELEKOM's operations or businesses following the Merger.

  Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company and ELEKOM. When used in this Proxy Statement/Prospectus with respect to the Company and ELEKOM, the words "estimate," "project," "intend," and "expect" and similar expressions are intended to identify forward-looking statements. Although the assumptions underlying the forward-looking statements are believed by the Company and ELEKOM to be reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in the forward-looking information will be realized. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause either of the Company or ELEKOM to alter its business strategy or capital expenditure plans which may, in turn, affect the Company's or ELEKOM's results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or ELEKOM or any other person that any strategy, objectives or other plans will be achieved. The forward-looking statements contained herein speak only as of the date hereof, and neither the Company nor ELEKOM undertakes any obligation to publicly update or revise any of these forward-looking statements.

                                   TRADEMARKS

  Active Architecture(R), Graphical Architects(R) and World Class Applications
 . . . Breakthrough in Time(R) are trademarks of the Company registered with the U.S. Patent and Trademark Office and Data Exchange/Graphical Architect(TM), Solution/Graphical Architect(TM), Workload/Graphical Architect(TM), Workflow/Graphical Architect(TM), Business Controls/Graphical Architect(TM) and Clarus(TM) are trademarks used by the Company. ELEKOM(R) is a trademark of ELEKOM registered with the U.S. Patent and Trademark Office. All other trademarks and registered trademarks used in this Proxy Statement/Prospectus are the property of their respective owners.

                                 RISK FACTORS

  In addition to the other information in this Proxy Statement/Prospectus, ELEKOM Shareholders should consider carefully the following risk factors in evaluating the Merger. This Proxy Statement/Prospectus contains certain forward-looking statements that are based largely on the Company's and ELEKOM's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from those implied by these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in this section and elsewhere in this Proxy Statement/Prospectus. In light of these risks and uncertainties, many of which are described in greater detail below, there can be no assurance that the forward-looking statements contained in this Proxy Statement/Prospectus will in fact transpire.

HISTORIES OF OPERATING LOSSES; UNCERTAINTY OF FUTURE OPERATING RESULTS

  The Company has incurred significant net losses in each year since its formation. As of June 30, 1998, the Company had an accumulated deficit of approximately $28.1 million. These losses have occurred, in part, because of the substantial costs incurred by the Company to develop its products, expand its product research and hire and train its direct sales force. Although the Company has achieved revenue growth and recent profitability for the quarters ended September 30, 1997, December 31, 1997 and June 30, 1998, there can be no assurance that the Company will be able to generate the substantial additional growth in revenues that will be necessary to sustain profitability. In addition to planned expenditures in connection with the Merger, the Company plans to continue to increase its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, broaden its customer support capabilities and expand its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not offset by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected. See "Company Management's Discussion and Analysis of Financial Condition and Results of Operations."

  ELEKOM is a development stage enterprise that was incorporated in August 1995 as a subsidiary of Egghead and has operated on a stand-alone basis since November 1997. Accordingly, ELEKOM has a limited operating history upon which an evaluation of its business and prospects can be based. To date, ELEKOM has generated minimal operating revenues, has incurred significant losses and has experienced substantial negative cash flow from operations. ELEKOM had an accumulated deficit as of June 30, 1998, of approximately $10.1 million, with operating losses of approximately $4.6 million for the year ended December 31, 1997. See "ELEKOM Management's Discussion and Analysis of Financial Condition and Results of Operations."

  ELEKOM's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered, particularly by development stage companies in new and rapidly evolving and emerging markets. Such risks include, but are not limited to, an evolving and unpredictable business model, potential product obsolescence, uncertain adoption of the Internet as a commercial medium, dependence on key personnel and third-party relationships, management of potential growth and rapidly changing technology and competition. To address these risks, ELEKOM must, among other things, manage product obsolescence and pricing risks, identify customer tastes, maintain its customer base while attracting significant numbers of new customers and continue to develop and upgrade its development stage technologies and customer service capabilities, expand its sales and marketing efforts, including relationships with third parties, retain and motivate qualified personnel and respond to competitive developments. There can be no assurance that ELEKOM will be successful in addressing the risks it faces, and the failure to do so could have a material adverse effect on ELEKOM's and the Company's business, financial condition and results of operation. Further, in view of the rapidly evolving nature of ELEKOM's business, and its extremely limited operating history, ELEKOM believes that the analysis of its financial results is not necessarily meaningful and should not be relied upon as an indication of future performance. See "ELEKOM Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial statements of ELEKOM have been prepared assuming that ELEKOM will continue as a going concern. As described in Note 1 to the financial statements, ELEKOM has suffered losses from operations and has used significant cash in its operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  The prospects for the Company and the Merger must be considered in light of the considerable risks, expenses, and difficulties frequently encountered by companies in their early stage of development, particularly technology-based companies operating in unproven markets with unproven products. The Company expects to incur substantial additional costs in efforts to complete the development of the Clarus E-Procurement product and to integrate the ELEKOM Procurement software in its existing stage of development into the Company's Clarus Purchasing Control module and to market and support this product. There can be no assurance that the Company's investments in ELEKOM's products and technologies will achieve the desired returns, or that such investments will not have a material adverse effect on the financial condition and results of operations of the Company as a whole.

LIMITED PERIOD OF PUBLIC TRADING; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to May 1998, there was no public market for the shares of Common Stock of the Company, and there can be no assurance that an active public market for the shares of Common Stock of the Company will be sustained in the future. The market price of the shares of Common Stock has been and may continue to be highly volatile and could be subject to wide fluctuations in response to variations in results of operations, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of the shares of Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition. The market price of the Company Common Stock has been highly volatile since the Company's public offering in May 1998. The market price of the Company Common Stock on August 31, 1998, the last trading day before the public announcement of the Agreement, was $5.31 per share. From August 31, 1998 to October 26, 1998, the Company Common Stock has closed at prices ranging from $2.53 to $5.87 per share. On October 26, 1998, the closing price was $5.69. The market price for the Company Common Stock may fluctuate significantly between the mailing date, the ELEKOM shareholder vote and the Effective Time of the Merger.

RISK OF FIXED MERGER CONSIDERATION

  The consideration to be paid to ELEKOM Shareholders pursuant to the Agreement in exchange for all shares of ELEKOM Stock is fixed at 1,350,000 shares of the Company Common Stock and $8.0 million in cash, subject to adjustment only in the event that the Closing Price of the Company Common Stock is less than $5.93. The price of the Company Common Stock on the date of the ELEKOM Meeting and the Closing Price are likely to be different from the price on the date of this Proxy Statement/Prospectus. Such variation may result from changes in the business, operations or prospects of the Company or ELEKOM, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions and other factors. ELEKOM Shareholders are urged to obtain current market quotations for the Company Common Stock.

FINANCIAL IMPACT OF MERGER

  The Company is in the process of completing the Merger. As a result of the accounting treatment for the Merger, the Company's results of operations will be negatively impacted. In connection with the Merger, the Company will recognize a write-off of acquired in-process research and development of approximately $14.0 million and will amortize the remainder of approximately $1.6 million over a period ranging from one month to 10 years. Such amortization will adversely affect the Company's results of operations through 2008. The consummation of additional acquisitions may significantly increase amortization costs and result in significant write-offs of acquired in-process research and development. The amounts allocated under purchase accounting to developed technology and in-process research and development in the Merger involve valuations utilizing estimations of future revenues, expenses, operating profit and cash flows. The actual revenues, expenses, operating profit and cash flows from the acquired technology recognized in the future may vary materially from such estimates. If the in-process research and development project is not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. Additionally, the value of other intangible assets acquired may become impaired. The Company expects to begin to benefit from the purchased in-process technology in the second quarter 1999.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company has experienced, and is expected to continue to experience, significant fluctuations in quarterly operating results caused by many factors, including, but not limited to: (i) changes in the demand for the Company's products; (ii) the timing, composition and size of orders from the Company's customers, including the tendency for significant bookings to occur in the fourth quarter; (iii) lengthy sales cycles; (iv) spending patterns and budgetary resources of its customers; (v) the success of the Company in generating new customers; (vi) introductions or enhancements of products, or delays in the introductions or enhancements of products, by the Company or its competitors; (vii) changes in the Company's pricing policies or those of its competitors; (viii) the Company's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies; (ix) the Company's ability to attract, retain and motivate qualified personnel; (x) changes in the mix of products sold; (xi) the publication of opinions about the Company and its products, or its competitors and their products, by industry analysts or others; and (xii) changes in general economic conditions.

  The loss of any large sale, or the deferral of a large sale to a subsequent quarter, could have a material adverse effect on current quarter operating results and could cause significant fluctuations in revenues and earnings from quarter to quarter. Additionally, because the Company derives a smaller percentage of its revenues from maintenance contracts than many financial and human resource software companies with a longer history of operations, the Company does not have a significant ongoing revenue stream that may tend to mitigate quarterly fluctuations in operating results.

  The Company also has experienced, and is expected to continue to experience, a high degree of seasonality, and in recent years has recognized a proportionately greater percentage of its total revenues in the fourth quarter than in any other quarter during such year. Fourth quarter revenues in 1995, 1996 and 1997 were 39.1%, 33.6% and 32.5%, respectively, of total revenues for those years. As a result of this seasonality, the Company may experience reduced net income, or even net losses, in the first, second or third fiscal quarters in any year.

  Consistent with software industry practice, the Company typically ships its software promptly following receipt of a firm order. Accordingly, the Company expects to continue to operate with minimal backlog. As a result, quarterly sales and operating results depend generally on the volume and timing of orders within the quarter, the tendency of sales to occur late in fiscal quarters and the ability of the Company to fill orders received within the quarter, all of which are difficult to forecast and manage. The Company's expense levels are based in part on its expectations of future orders and sales. A substantial portion of the Company's operating expenses are related to personnel, facilities and sales and marketing programs. This level of spending for such expenses cannot be adjusted quickly and is, therefore, relatively fixed in the near term. Accordingly, any significant shortfall in demand for the Company's products in relation to the Company's expectations would have an immediate and material adverse financial effect on the Company.

  Due to all of the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly in the future. Therefore, in some future quarter the Company's results of operations may fall below the expectations of securities analysts and investors. In such event, or in the event that such result is perceived by market analysts to have occurred, the trading price of the Company Common Stock would likely be materially adversely affected.

TRANSACTION EXPENSES; RISK OF INABILITY TO INTEGRATE OPERATIONS

  The Company and ELEKOM estimate they will incur an aggregate of direct transaction costs of approximately $700,000 associated with the Merger and that the combined company will incur additional charges to operations, which are not currently reasonably estimable, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Merger. The Company has never acquired a significant business. Accordingly, there can be no assurance that the Company will be able to consummate the Merger or successfully integrate ELEKOM's business into the Company's operations.

  The combination of ELEKOM and the Company will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of both companies. The geographical separation of the companies' respective operations may hinder efforts to integrate operations. There can be no assurance that the combination will be completed without significant disruption of the Company's and ELEKOM's businesses. Should the Company and ELEKOM not be able to combine their business in a timely and coordinated fashion, there could be a material adverse effect on operating results. In addition, anticipation of the combination of the two companies could cause uncertanties, hesitation and possible dissatisfaction among customers and potential customers and employees of the Company and of ELEKOM which could cause delays or cancellations of orders, resulting in a decline in revenue.

  For the Company specifically, risks associated with the integration of ELEKOM's business include, among other things, potential disruption of the Company's ongoing business; inability to successfully integrate ELEKOM's systems into the Company's operations; maintenance of uniform standards, controls and procedures; and possible impairment of relationships with ELEKOM employees as a result of the Merger and changes in management. Further, the Merger may involve a number of additional risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the Company's or ELEKOM's business, results of operations and financial condition as a whole.

RISK OF TAXABLE TRANSACTION

  Although the Merger is intended to be a reorganization qualifying for tax-free treatment with respect to the receipt of Company Common Stock (as opposed to cash), Perkins Coie LLP, tax counsel to ELEKOM, has indicated in its opinion to ELEKOM that there can be no assurance that the Internal Revenue Service would not challenge such treatment if the cash portion of the total Merger Consideration were to exceed 50% of the value of such total Merger Consideration and that there would be a significant risk that the Merger would not qualify for such treatment if the cash portion of the total Merger Consideration were to exceed 60% of the value of the total Merger Consideration.

  Under the Agreement, ELEKOM or may terminate the Merger Agreement if the Closing Price of the Company Common Stock were to fall to less than $5.75 per share. The cash portion of the total Merger Consideration (excluding for purposes of this discussion cash payments by ELEKOM to repurchase shares of ELEKOM Common Stock subject to ELEKOM's right of repurchase) would be slightly more than 50% at a Closing Price of less than $5.75 per share based on the stock adjustment mechanism contained in the Agreement. At $5.00 per share, the cash portion would be in excess of 53%. If the Closing Price of Company Common Stock were to fall below $3.84 per share, the cash portion of the total Merger Consideration would be slightly more than 60%. If ELEKOM and the Company were to elect to proceed with the Merger in spite of such a Closing Price, there would be a significant risk that the Merger would be fully taxable to ELEKOM and to its shareholders. For a discussion of the material federal income tax consequences of the Merger to ELEKOM Shareholders, see "Material Federal Income Tax Consequences of the Merger." ELEKOM SHAREHOLDERS ARE URGED TO CONTACT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER.

DEPENDENCE ON DIRECT SALES MODEL

  To date, the Company has sold its products exclusively through its direct sales force. The Company intends to continue to differentiate itself from many of its competitors by relying principally on its direct sales model. As a consequence of this strategy, the Company's ability to achieve significant revenue growth in the future will depend in large part on its success in recruiting, training and retaining additional direct sales and consulting personnel and on the continuing success of the direct sales force. The Company's financial success will depend in large part on the ability of the Company's direct sales force to increase sales to levels necessary to sustain profitability. In order to increase sales, the Company must hire, train and deploy a continually increasing staff of competent sales personnel. The Company believes that there is a shortage of, and significant competition for, direct sales personnel with the advanced sales skills and technological knowledge necessary to sell the Company's products. The Company's inability to hire, or failure to retain, competent sales persons would have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition, by relying primarily on a direct sales force model, the Company may fail to leverage the additional sales capabilities that might be available through other sales distribution channels, which may place the Company at a disadvantage with respect to its competition. In the future, the Company intends to develop indirect distribution channels through third-party distribution arrangements. There can be no assurance that the Company will be successful in establishing third-party distribution arrangements, or that any such expansion of the Company's indirect distribution channels will result in increased revenues.

COMPETITION

  The market for financial and human resource applications is intensely competitive. The Company's applications are designed for use in a client/server environment utilizing Windows NT and Unix servers. Principal competitors that offer products that run on Windows NT or Unix servers in a client/server environment include PeopleSoft, Inc. ("PeopleSoft"), Oracle Corporation ("Oracle"), and Lawson Software, Inc. ("Lawson"). In 1997, J.D. Edwards & Company introduced financial applications for use on Windows NT or Unix servers in competition with the Company. The Company also faces indirect competition from companies that sell financial software applications for use mainly on proprietary mid-range computing systems, from suppliers of custom-developed financial applications software systems, from the consulting groups of major accounting firms and from the information technology ("IT") departments of potential customers that choose to develop systems internally.

  Similarly, the market for Internet procurement applications, such as ELEKOM Procurement and electronic commerce technology generally, is rapidly evolving and intensely competitive. ELEKOM Procurement is designed to compete with prepackaged electronic commerce software, software tools for developing electronic commerce applications, system integrators and business application software. In addition, potential customers may elect to develop their own electronic commerce solutions.

  ELEKOM's primary competitors include other electronic procurement providers such as ARIBA, Commerce One, Tradeex, Intelisys and Trilogy. ELEKOM also faces competition from larger corporations, such as Netscape and Harbinger, who have entered the electronic procurement market. In addition, ELEKOM believes it will experience increased competition from travel and expense software companies, such as Extensity, Captura and Concur (formerly Portable Software), which recently acquired 7Software, a direct competitor. ELEKOM anticipates that some of the larger enterprise resource planning software vendors, such as SAP, which recently announced SAP Business-to-Business Procurement solution with expected availability in the fourth quarter of 1998. Other potential competitors in this category include Oracle, PeopleSoft, and Baan. Other companies who have a stated interest in electronic procurement include Microsoft Corporation, IBM, Aspect Development and Requisite Technologies.

  The majority of both companies' principal current and potential competitors have significantly greater financial, technical and marketing resources and name recognition than either of the companies. In addition, because of relatively low barriers to entry and relatively high availability of capital in today's markets, the

Company and ELEKOM believe that new competitors will emerge in their respective markets. The Company anticipates that it may face pricing pressures and that one or more companies in its markets may face financial failure. In the past, a number of software markets have become dominated by one or a small number of suppliers, and a small number of suppliers or even a single supplier may dominate the Company's and ELEKOM's respective markets. If the Company and ELEKOM do not offer products that continue to achieve success in their respective markets in the short term, each could suffer a loss in market share and brand name acceptance. Moreover, any material reduction in the price of the Company's or ELEKOM's products would negatively affect margins as a percentage of net revenues and would require the Company or ELEKOM to increase sales or reduce costs to maintain or increase net income. The occurrence of any of the foregoing would result in a material adverse effect on the Company's and/or ELEKOM's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete effectively with current and future competitors.

RAPID TECHNOLOGICAL CHANGE; RISKS ASSOCIATED WITH NEW PRODUCTS AND PRODUCT ENHANCEMENTS

  The market for financial, human resource and electronic procurement applications is characterized by rapid technological change, frequent introductions of new and enhanced products, changes in customer demands and evolving industry and financial accounting standards and practices. The introduction of products embodying new technologies and functionality can render existing products obsolete and unmarketable. As a result, the Company's and ELEKOM's future success will depend, in part, upon their ability to continue to enhance its existing products and develop and introduce new products that keep pace with technological developments, satisfy customer requirements and preferences, while remaining price competitive and achieving market acceptance. There can be no assurance that the Company or ELEKOM will identify new product opportunities and develop and bring new products to the market in a timely and cost-effective manner, or that products, capabilities or technologies developed by others will not render the Company's and ELEKOM's products or technologies obsolete or noncompetitive or shorten life cycles of the Company's products. In particular, ELEKOM Procurement has a limited product implementation history, and there can be no assurance as to whether it has been successfully identified as viable product opportunities, whether either can be successfully and efficiently developed and marketed or, if successfully brought to market, the period of time during which each may remain in demand. In addition to the potential acquisition of other applications or technologies in the future, the Company intends to continue to address product development and enhancement initiatives through its internal research and development staff and through the licensing of third-party technologies.

  Because of these potentially rapid changes in the financial, human resource and procurement applications market, the life cycle of versions of the Company's and ELEKOM's technology is difficult to estimate. The companies' future success will depend upon its ability to address the increasingly sophisticated needs of its customers by developing and introducing enhancements to its products and technologies on a timely basis that keep pace with technological developments, emerging industry standards and customer requirements. The Company has recently released 32-bit versions of its financial applications products. The Company believes that these products offer the advanced functionality and technological capabilities necessary to compete with generally available competitive products. There can be no assurance, however, that the Company or ELEKOM will be successful in developing and marketing enhancements to existing products or in developing new products that respond to technological changes, evolving industry or accounting standards or practices or customer requirements. Any failure by the Company or ELEKOM to successfully develop and bring new or enhanced products to market that offer advanced technology and functionality adequate to compete with other available products, including such a failure with respect to ELEKOM Procurement, could have a material adverse effect on the business, results of operations and financial condition of the Company.

RISK OF PERFORMANCE DEGRADATION OF ELEKOM PROCUREMENT IN HIGH VOLUME
ENVIRONMENTS

  ELEKOM's computer software systems and technologies have been designed for use in environments that include, without limitation, a large number of users, large amounts of catalog and other data and potentially high peak transaction volumes. However, these software systems and technologies have neither been tested nor actually used in such high volume environments. Therefore, there can be no assurance that both ELEKOM

Procurement and the third party computer software and hardware on which ELEKOM Procurement is dependant will operate without significant performance degradation when actually deployed and used in a high volume environment. Any failure by ELEKOM Procurement to adequately perform in a high volume environment could have a material adverse effect on the market for ELEKOM Procurement and the business, results of operations and financial condition of the Company.

LIMITED EXPERIENCE, AND RISKS ASSOCIATED, WITH INTERNET COMMERCE

  The success of ELEKOM's computer software systems and technologies depends upon the development and expansion of the market for Internet-based packaged software applications, in particular electronic commerce applications. This market is new and rapidly evolving. The acceptance of electronic commerce generally, and the Internet specifically, as a forum for corporate procurement is highly uncertain and subject to a number of risks. Many significant issues relating to such use of the Internet (including security, reliability, cost, ease of use, quality of service and government regulation) remain unresolved and may delay or prevent the necessary growth of the Internet. If widespread use of the Internet for commercial transactions does not develop or if the Internet otherwise does not develop as an effective forum for corporate procurement, the success of Clarus E-Procurement and of ELEKOM's software and technologies would be materially adversely affected, as well as, potentially, the Company's overall business, operating results and financial condition.

  The adoption of the Internet for corporate procurement and other commercial transactions requires acceptance of new ways of transacting business. In particular, enterprises with established patterns of purchasing goods and services that have already invested substantial resources in other means of conducting business and exchanging information may be particularly reluctant to adopt a new strategy that may make some of their existing personnel and infrastructure obsolete. Also, the security and privacy concerns of existing and potential users of Internet-based products and services may impede the growth of online business generally and the market's acceptance of the Company's and ELEKOM's products and services in particular. Accordingly, there can be no assurance that a functioning market for such products will emerge or be sustainable. If the market for Internet-based packaged procurement applications fails to develop or develops more slowly than the Company and ELEKOM anticipate, or if ELEKOM Procurement and any other Internet-based products developed by the Company do not achieve market acceptance, the Company's business, operating results and financial condition could be materially adversely affected.

RISK OF INABILITY TO MANAGE GROWTH

  The Company recently has experienced significant growth in its sales and operations and in the complexity of its products and product distribution channels. The Company increased its sales by approximately 217% from approximately $8.2 million in 1995 to approximately $26.0 million in 1997, and generated revenues of $18.7 million during the first six months of fiscal 1998. The Company increased the number of its employees from 105 at December 31, 1995 to 275 persons at July 31, 1998, and intends to further increase the size of its sales force and development staff to address anticipated growth in sales. The Company's growth, coupled with the rapid evolution of the Company's markets, has placed, and is likely to continue to place, significant strains on the Company's administrative, operational and financial resources and increase demands on its internal systems, procedures and controls. If the Company is unable to manage future growth effectively, the Company's business, results of operations and financial condition could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL; ABILITY TO HIRE AND RETAIN PERSONNEL

  The Company's performance is substantially dependent on the performance of its key management, sales, support and technical personnel, all of whom are employed at will and are not bound by employment agreements to continue in the employ of the Company. The loss of the services of any of such personnel could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company does not maintain key person life insurance policies on any of its employees or consultants.

  In completing the development of ELEKOM Procurement , the Company anticipates that it will rely heavily on the efforts of a number of employees of ELEKOM, who are expected to become employees of Clarus CSA following the Effective Time. While certain key employees of ELEKOM have entered into employment agreements with a term of employment, these employees will be employed at will and will be able to terminate their services to Clarus CSA at any time. There can be no assurance that, following the Merger, Clarus CSA will be able to retain key personnel of ELEKOM or that it will be able to attract sufficient qualified employees to support the electronic procurement business. The failure of the Company to employ and retain the necessary personnel from ELEKOM could have a material adverse effect upon the development of ELEKOM Procurement and, potentially, upon the overall business, financial condition and results of operations of ELEKOM and the Company.

  The Company's and ELEKOM's success also is highly dependent on their continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, and sales and marketing personnel. Competition for such personnel is intense, and the Company and ELEKOM believe that there is a shortage of qualified personnel with the skills required to manage, develop, sell and market financial, human resource and procurement applications and enhancements in today's highly competitive environment. Accordingly, there can be no assurance that the Company will be able to attract, assimilate or retain highly qualified personnel following the Merger. The inability to attract and retain the necessary personnel would have a material adverse effect on the Company's business, results of operations and financial condition.

RISK ASSOCIATED WITH PLANNED INTERNATIONAL EXPANSION

  To date, the Company has had limited experience selling or marketing its products to customers outside of the United States and Canada. In 1994, the Company investigated opportunities to market its products in the United Kingdom and ultimately determined that expansion in that market was not advantageous at that time. At the same time, the Company formed the SQL Financials Europe, Inc. ("SQL Europe"). SQL Europe currently does not conduct any operations; however, the Company may use this entity in connection with its planned international expansion. Notwithstanding that determination, the Company believes that a potential market exists for its current applications in countries other than the United States and Canada. Therefore, the Company currently intends to expand its operations outside of the United States and Canada and believes that an increasing percentage of its future sales will be derived from international sales. However, because of the Company's limited experience in international sales and marketing, no assurance can be given that the Company will be able to successfully sell its products to customers outside the United States and Canada. There are certain difficulties and risks inherent in doing business internationally, including, but not limited to: (i) costs of customizing products and services for international markets; (ii) dependence on independent resellers; (iii) multiple and conflicting regulations; (iv) exchange controls; (v) longer payment cycles; (vi) unexpected changes in regulatory requirements; (vii) import and export restrictions and tariffs; (viii) costs and difficulties in staffing and managing international operations; (ix) greater difficulty or delay in accounts receivable collection; (x) potentially adverse tax consequences; (xi) the burden of complying with a variety of laws outside the United States;
(xii) the impact of possible recessionary environments in economies outside the United States; and (xiii) political and economic instability. The Company's ability to expand its business in certain countries will require modification of its products, including modifications to support foreign languages and accounting principles and practices. Furthermore, the Company expects that its export sales will be denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to other currencies could make the Company's products and services more expensive and, therefore, potentially less competitive in international markets. If the Company successfully increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

PRODUCT CONCENTRATION; MARKET ACCEPTANCE

  The Company expects that revenues from its financial and human resource applications will continue to account for substantially all of the Company's product revenues for the foreseeable future. During 1997, the Company released 32-bit versions of its financial applications with enhanced functionality. Increased market acceptance of this enhanced product family is critical to the Company's ability to increase sales and therefore to sustain profitability. Any factor adversely affecting sales or pricing levels of these applications will have a material adverse effect on the Company's business, results of operations and financial condition. Factors that may affect market acceptance include the availability and price of competing products and technologies and the success of the sales efforts of the Company. Moreover, the Company anticipates that its competitors will introduce additional competitive products, particularly if demand for financial and human resource applications increases, which may reduce future market acceptance of the Company's products. The Company's future performance will also depend in part on the successful development, introduction and market acceptance of new and enhanced products. There can be no assurance that any such new or enhanced products will be successfully developed, introduced or marketed, and failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition.

  ELEKOM is a development stage enterprise and has no significant historical revenue. ELEKOM's anticipated future revenues are dependent upon the completion of the development efforts related to the ELEKOM Procurement product. ELEKOM expects that substantially all of its revenues for the foreseeable future will be derived from sales of ELEKOM Procurement. Market acceptance of ELEKOM Procurement is critical to ELEKOM's ability to achieve profitability. The electronic procurement industry is also a rapidly changing industry based on new technologies which, although they have grown in acceptance in the last few years, are still not substantially relied on. There can be no assurance that there will be market acceptance of intranet-based electronic procurement processes focused on non-production goods and services. Furthermore, there is fluid and intense competition in this nascent market, which may affect the sales efforts of ELEKOM. There can be no assurance that ELEKOM will be able to overcome these risks, and failure to do so would materially adversely affect ELEKOM's business, results of operation and financial condition.

LENGTHY SALES CYCLES

  A customer's decision to license and implement the Company's financial, human resource and procurement applications and ELEKOM's procurement applications presents significant enterprise-wide implications and involves a substantial commitment of the customer's management attention and resources. The Company and ELEKOM believe that the period between initial customer contact and the customer's purchase commitment typically ranges from four to seven months for its applications. Currently, the demand for solutions to the Year 2000 problem generally has resulted in a temporary reduction in the sales cycle for many companies that have chosen to implement client/server based financial applications to resolve impending systems failure caused by the Year 2000. However, as more companies achieve Year 2000 compliance in their financial and human resource applications, and as a result of the increased complexity of the Company's and ELEKOM's products and an increase in the number and sophistication of competing products, sales cycles are likely to increase in the future. Accordingly, both companies' future sales cycle could extend beyond current levels as a result of lengthy evaluation and approval processes that typically accompany major initiatives or capital expenditures, including delays over which the Company and ELEKOM have little or no control. The loss of individual orders due to increased sales and evaluation cycles, or delays in the sale of even a limited number of systems, could have a material adverse effect on both the Company's and ELEKOM'S business, results of operations and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis.

PROPRIETARY RIGHTS AND LICENSING

  The Company's and ELEKOM's success depends significantly upon its internally developed proprietary intellectual property and intellectual property licensed from others. The Company and ELEKOM each rely on a combination of copyright, trademark and trade secret laws as well as on confidentiality procedures and licensing arrangements, to establish and protect its proprietary rights in its products. The Company and ELEKOM currently have no patents or patent applications pending, and existing trade secret and copyright laws provide only limited protection of the Company's proprietary rights. The Company has registered or applied for registration for certain copyrights and trademarks, and ELEKOM also has registered or applied for registration of certain trademarks. Both companies will continue to evaluate the registration of additional copyrights and trademarks, and ELEKOM also has registered or applied for registration of certain trademarks. Both companies will continue to evaluate the registration of additional copyrights and trademarks as appropriate. Despite the Company's and ELEKOM's efforts to protect their respective proprietary rights, unauthorized parties may attempt to copy aspects of the Company's and ELEKOM's products or to obtain and use information that the Company or ELEKOM regard as proprietary. Third parties may also independently develop products similar to the Company's and ELEKOM's products. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States.

  The Company and ELEKOM enter into license agreements with their respective customers. These license agreements provide for the customer's non-exclusive right to use the object code version of the Company's or ELEKOM's products. The license agreements prohibit the customer from disclosing to third parties or reverse engineering the Company's or ELEKOM's products and disclosing the Company's or ELEKOM's other confidential information. In certain rare circumstances, typically for the earliest releases of the Company's products, the Company has granted its customers a source code license, solely for the customer's internal use.

  The Company and ELEKOM have in the past licensed and may in the future license on a non-exclusive basis third-party software for use and distribution with their respective applications. Because these third-party software licenses are non-exclusive, no assurance can be given that these licensors will not grant similar licenses to the Company's or ELEKOM's competitors. Expiration or termination of the Company's or ELEKOM's third-party licenses or the inability of the Company's or ELEKOM's licensors to adequately maintain or update software would adversely affect their ability to ship certain products. While it may be necessary or desirable in the future or ELEKOM to obtain third-party software licenses from alternative sources, there can be no assurance that the Company or ELEKOM will be able to do so on commercially reasonable terms, if at all.

  Although the Company and ELEKOM do not believe that they are infringing the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry matures and expanded legal protections are applied to software products. Third parties may assert infringement claims against the Company or ELEKOM with respect to the Company's and ELEKOM's proprietary technology, intellectual property licensed from others or the intellectual property to be acquired in the Merger. Generally, the Company's and ELEKOM's third-party software licensors indemnify the Company from claims of infringement, and certain shareholders of ELEKOM will indemnify the Company from various losses relating to the intellectual property to be acquired in the Merger. However, if the Company were to receive a claim of infringement relating to third-party software distributed by the Company there would be no assurance that the Company's licensors will be able to fully indemnify the Company for such claim, if at all. Similarly, there would be no assurance that the Company would be fully indemnified if it were to incur losses based on an infringement or other claim relating to the intellectual property to be purchased from ELEKOM. Infringement claims against the Company could cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or license agreements, which agreements may not be available on terms acceptable to the Company or at all. Furthermore, litigation, regardless of the outcome, could result in substantial cost to the Company, divert management attention and delay or reduce customer purchases. Any infringement claim against the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

THIRD PARTY PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS

  There is a risk that one or more of the Company's or ELEKOM's products may, in the future, be found to infringe the patent rights of one or more third parties. Because knowledge of a third party's patent rights is not required for a determination of patent infringement and because new patents are being issued by the U.S. Patent and Trademark Office on an ongoing basis, this is an ongoing risk for the Company and ELEKOM. The Company is undertaking a patent search in an effort to determine whether any aspect of ELEKOM's products infringes upon any third party's patent rights, and the Closing of the Merger is conditioned upon the Company's satisfaction with the results of the search.

  In addition to the risk of infringing a third party's patent rights, there is a risk that the products of either the Company or ELEKOM may infringe upon other intellectual property rights of third parties (e.g. copyrights, trademarks and trade secrets). Both the Company and ELEKOM have taken steps to ensure that their employees and contractors have assigned to either the Company or ELEKOM all of such third parties' rights in and to any of the computer software, inventions and other work product created by such third party for or on behalf of either the Company or ELEKOM. In addition, both the Company and ELEKOM have taken steps to ensure that they have the proper licenses in place for the use and distribution of all third party company software included in or with their products.

  The Company and ELEKOM have not been notified that any of their products infringe any patent or copyright of a third party or that they have misappropriated the trade secrets of any third party and are not aware of any such infringement or misappropriation at this time. However, if it is later determined that a third party's patent or other intellectual property rights apply to a product of either the Company or ELEKOM, there is a material risk that the revenue from the sale of such product will be significantly reduced or eliminated as the Company or ELEKOM may have to (i) pay licensing fees or royalties to such third party in order to continue selling the product; (ii) incur substantial expense in the modification of the product so that the third party's patent or other intellectual property rights no longer apply to such product; or (iii) stop selling the product. In addition, if a product is adjudged to be infringing a third party's patent or other intellectual property rights, then the Company or ELEKOM may be liable to such third party for actual damages and attorneys' fees. If the infringement of a third party's patent were found to be wilful on the part of the Company or ELEKOM, then the third party might be able to recover treble damages plus attorneys fees and costs.

RISK OF PRODUCT DEFECTS; PRODUCT LIABILITY

  As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and ELEKOM and testing and use by current and potential customers, errors will not be found in new applications after commencement of commercial shipments or, if discovered, that either the Company or ELEKOM will be able to successfully correct such errors in a timely manner or at all. The Company and ELEKOM could, in the future, lose revenues as a result of software errors or other product defects. Both companies' products and future products are intended for use in applications that may be critical to a customer's business. As a result, the Company's and/or ELEKOM's customers and potential customers might have a greater sensitivity to product defects than the market for software generally. The occurrence of errors and failures in the Company's or ELEKOM's products could result in the loss of or delay in market acceptance of either company's applications, and alleviating such errors and failures could require significant expenditure of capital and other resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations and financial condition.

  Since the Company's financial applications are used by its customers for financial reporting and analysis and payroll processing, any design defects, software errors, misuse of the Company's products, incorrect data from network elements or other potential problems within or out of the Company's control that may arise from the use of the Company's products could result in financial or other damages to the Company's customers. Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. The Company does not maintain product liability insurance. Accordingly, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition. The Company provides warranties for its products after the software is purchased for the period in which the customer maintains the Company's support of the product. The Company generally supports only current releases and the immediately prior releases of its products. The Company's license agreements generally do not permit product returns by the customer, and product returns and warranty expense for 1995, 1996, 1997 and the first six months of 1998 represented less than 8.3%, 4.9%, 1.2% and 1.1% of total revenues during each respective period. However, no assurance can be given that product returns will not increase as a percentage of total revenues in future periods.

  Since ELEKOM's procurement applications are used by its customers for procurement processing and analysis, any design defects, software errors, misuse of the ELEKOM product, incorrect data from network elements or other potential problems within or out of ELEKOM's control that may arise from the use of an ELEKOM product could result in financial or other damages to ELEKOM's customers. Although ELEKOM's license agreements with its customers typically contain provisions designed to limit ELEKOM's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect ELEKOM against such claims and the liability and cost associated therewith. ELEKOM does maintain errors and omissions insurance, however there can be no assurance that this insurance will cover such a claim. Accordingly, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition. ELEKOM provides warranties for its product after the software is purchased for a fixed amount of time. ELEKOM generally supports only current releases and the immediately prior releases of its products. ELEKOM's license agreements generally do not permit product returns by the customer and product return and warranty expenses have not been material to date.

RELIANCE ON THIRD-PARTY SOFTWARE; YEAR 2000 COMPLIANCE

  The Company maintains nonexclusive license agreements with Microsoft Corporation, Oracle Corporation and Sybase, Inc. that allow the Company to integrate its products with relational database management systems provided by these companies. ELEKOM maintains nonexclusive license agreements with Microsoft Corporation that allow ELEKOM to integrate its product with relational database management systems provided by Microsoft Corporation. If the Company's or ELEKOM's customers experience significant problems with these database management systems and such problems are not corrected by the database system provider, there can be no assurance that the Company's or ELEKOM's customers will be able to continue to use the Company's or ELEKOM's products. Additionally, the Company's or ELEKOM's inability to maintain upward compatibility with a new database management system release could impact the ability of the Company's or ELEKOM's customers to use the Company's or ELEKOM's products. The customer's inability to use the Company's or ELEKOM's products would affect customer's renewal of software maintenance for such products, which would have a material adverse effect on the Company's or ELEKOM's business, results of operations and financial condition.

  The Company relies on non-exclusive license agreements with Arbor Software Corporation, Centura Corporation, FRx Software Corporation and ELEKOM, and others for third-party software that is distributed by the Company. The loss of, or inability to maintain, any of these software licenses would result in delays or reductions in product shipments until equivalent software could be identified, licensed or developed. Any such delays could have a material adverse effect on the Company's business, operating results and financial condition. Further, in some instances the Company only receives object code from its licensors, causing the Company to be reliant on software support services from third parties. If these third parties fail to satisfy their maintenance obligations to the Company, then the Company would likely fail to satisfy its software support obligations to its customers. Any such failure would have a material adverse effect on the Company's business, results of operations and financial condition.

  ELEKOM has also entered into agreements with Seagate Software, Inc., Intuitive Data Solutions and other third party licensors with customary warranty, software maintenance and infringement indemnification terms for third party software that is distributed by ELEKOM. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified, licensed or developed. Any such delays could have a material adverse effect on the ELEKOM's business, operating results and financial condition.

  The termination of any such licenses or the failure of any of these third-party licensors to adequately maintain or update their products could delay the shipment of certain of the Company's or ELEKOM's products while it seeks to implement software offered by alternative sources, and any required replacement licenses could prove costly. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of the Company's or ELEKOM's products or relating to current or future technologies, there can be no assurance that the Company or ELEKOM will be able to do so on commercially reasonable terms or at all.

  The Company's and ELEKOM's applications are designed to be Year 2000 compliant. However, both companies are in the process of determining the extent to which third-party licensed software distributed by and used in the products of either company is Year 2000 compliant, as well as the impact of any non-compliance on the companies and their customers. Additionally, in the event relational database management systems used with the Company's and ELEKOM's software are not Year 2000 compliant, there can be no assurance that the Company's or ELEKOM's customers will be able to continue to use the Company's or ELEKOM's products. The companies do not currently believe that the effects of any Year 2000 non-compliance in their installed base of software will result in a material adverse impact on the their business or financial condition. However, the companies investigation with respect to third-party software is in its preliminary stages, and no assurance can be given that either the Company or ELEKOM will not be exposed to potential claims resulting from system problems associated with the century change. See "ELEKOM Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000."

RELIANCE ON MICROSOFT TECHNOLOGIES

  The Company and ELEKOM have entered into partnership and marketing arrangements with Microsoft. The Company's products operate with or are based on Microsoft's proprietary products such as: Windows NT, Visual C++, Foundation Classes, Active X, OLE/COM, SQL Server and Visual Basic. The Company and ELEKOM have designed their products and technology to be compatible with new developments in Microsoft technology. Although both the Company and ELEKOM believe that Microsoft technologies are currently widely utilized by businesses of all sizes, there can be no assurance that businesses will continue to adopt such technologies as anticipated, will migrate from older Microsoft technologies to newer Microsoft technologies or will not adopt alternative technologies that neither the Company nor ELEKOM supports.

RISKS ASSOCIATED WITH GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  Neither the Company nor ELEKOM is currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations specifically addressing commerce on the Internet. Due to the increasing use and growth of the Internet; however, it is possible that such laws and regulations may be adopted covering issues such as user privacy, pricing and characteristics and quality of products and services. The Telecommunications Act of 1996, which was enacted in January 1996, prohibits the transmission over the Internet of certain types of information and content. The scope and applicability of this statute are currently unsettled, but the imposition upon the Company or ELEKOM of potential liability for information carried on or disseminated through its application systems by this or other laws could require either the Company or ELEKOM to attempt to reduce its exposure to such liability, which could require significant expenditures, or to discontinue certain services. The adoption of any such laws or regulations also could slow the growth of the Internet, which could in turn adversely affect both the Company's and ELEKOM's businesses, operating results or financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain.

  As a result of customer demand, it is possible that ELEKOM Procurement will be required to incorporate encryption technology, the export of which is regulated by the United States government. There can be no assurance that export regulations, either in their current form or as they may be subsequently enacted, will not limit the Company's or ELEKOM's ability to distribute its software outside the United States. Moreover, legislation or regulation may further limit levels of encryption or authentication technology that the Company and ELEKOM are able to utilize in its software. Any revocation or modification of the Company's or ELEKOM's export authority, unlawful exportation of the Company's or ELEKOM's software, or adoption of new legislation or regulation relating to exportation of software and encryption technology could have a material adverse effect on the prospects for ELEKOM Procurement and, potentially, on the Company's or ELEKOM's business, financial condition, and operating results as a whole.

RISKS ASSOCIATED WITH ENCRYPTION TECHNOLOGY

  A significant barrier to commerce involving the Internet is the secure exchange of value and confidential information over public networks. It is anticipated that ELEKOM Procurement will rely on encryption and authentication technology to provide the security and authentication necessary to render secure the exchange of valued and confidential information. There can be no assurance that advances in computer capabilities, discoveries in the field of cryptography or other events or developments will not result in a compromise of any encryption methods employed in ELEKOM Procurement to protect transaction data. If any such compromise of security were to occur, it could have a material adverse effect on the Company's business, financial condition, and operating results.

CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  The Company's executive officers and directors, and their affiliates, as a group, will beneficially own approximately 29.9% of the Company's outstanding Common Stock upon completion of the Merger. As a result, these stockholders are able to influence matters requiring approval by the stockholders of the Company, including the election of directors and approval of significant corporate transactions.

DILUTION; SHARES ELIGIBLE FOR FUTURE SALE

  The Company will issue up to 1,391,305 shares of the Company Common Stock in the Merger, which will dilute by approximately 12% the ownership interest and voting power of the Company stockholders (on a fully diluted basis assuming the exercise of all currently outstanding options and warrants to purchase the Company Common Stock). In addition, the Merger will adversely affect the Company's earnings for financial statement purposes due to the amortization of goodwill, which will not initially be offset by contributions to earnings from ELEKOM's operations.

  Sales of a substantial number of shares of the Company's Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of such stock. In connection with the Company's initial public offering, all officers and directors and substantially all of the pre-offering stockholders of the Company entered into lockup agreements that will expire and 5,929,650 shares will become eligible for sale upon expiration of the lock-up agreements on November 22, 1998, subject to the provisions of Rules 144 and 701 of the Securities Act. One such stockholder has entered into a lock-up agreement with respect to 117,188 shares, which will expire on May 26, 1999. In addition, the holders of the stock options granted during the period of January 1, 1998 through March 31, 1998 whose options have been fully vested have entered into lock-up agreements restricting the sale or transfer of such shares for a four-year period following the date of the initial public offering, with 25% of such shares being released from such restriction on each anniversary of May 26, 1998. The Company has filed a Registration Statement on Form S-8 that has made eligible for sale an additional 2,581,496 shares issuable upon the exercise of stock options. Of these 2,581,496 shares, 283,597 shares are subject to the four year lock-up described above. The holders of 5,929,800 shares of Common Stock are entitled to certain rights with respect to registration of such shares for sale to the public beginning after November 22, 1998.

  The Company believes that shares of Common Stock issued to the ELEKOM Shareholders generally will be eligible for resale immediately following the Effective Time, subject, in the case of recipients who are "affiliates" of ELEKOM at the Effective Time, to Rule 145 under the Securities Act. The holders of Series A Stock and Series B Stock and Norman N. Behar have agreed with the Company not to sell any shares of Company Common Stock received by them in connection with the Merger until the earlier of nine months after the Effective Time, or October 1, 1999. After that date, such shares will be freely tradable, subject to Rules 144 (in the case of former ELEKOM Shareholders who are then "affiliates" of the Company) and 145 (in the case of former ELEKOM Shareholders who were "affiliates" of ELEKOM at the Effective Time but who are not then "affiliates" of the Company). The Company has granted piggy-back registration rights to holders of Series A Stock, Series B Stock and Norman N. Behar which will enable such shareholders to trade their shares of Company Common Stock received in the Merger if the Company files a registration statement before the expiration of the lock-up agreement.

POTENTIAL ISSUANCE OF PREFERRED STOCK; ANTITAKEOVER PROVISIONS

  The Company's Certificate of Incorporation permits the issuance of up to 5,000,000 shares of preferred stock and permits the Board of Directors to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's stockholders. Although the Company has no current plans to issue new shares of preferred stock, the potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. The Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term. Such staggered board may make it more difficult for a third party to gain control of the Company's Board of Directors. In addition, certain provisions of the Company's corporate charter and by-laws and of Delaware law may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors including takeovers which certain stockholders may deem to be in their best interest.

                              THE ELEKOM MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to the ELEKOM Shareholders in connection with the solicitation by the ELEKOM Board of proxies for use at the ELEKOM Meeting. The ELEKOM Meeting will be held at 8:00 a.m., local time, on November 17, 1998, at the executive office of ELEKOM, located at 155-108th Avenue, NE, Eighth Floor, Bellevue, Washington 98004 for the following purposes:

    1. Merger. To consider and vote on a proposal to approve the Agreement pursuant to which ELEKOM will merge with and into Clarus CSA, and each issued and outstanding share of ELEKOM Stock will be converted into (i) a specified amount of cash consideration and (ii) a number of shares of fully-paid and nonassessable Company Common Stock as more fully described herein.

    2. Other Business. To transact such other business as may properly come before the Meeting, including adjourning the Meeting to permit, if necessary, further solicitation of proxies.

  Approval of the Agreement and the Merger requires the affirmative vote of
(i) the holders of two-thirds of the outstanding shares of Series A Stock,
(ii) the holders of two-thirds of the outstanding shares of Series B Stock and
(iii) the holders of two-thirds of the outstanding shares of ELEKOM Common Stock. Only shareholders of record at the close of business October 27, 1998, are entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Pursuant to an agreement with the Company, ELEKOM Shareholders who hold 100% of the outstanding shares of Series A Stock, 67% of the outstanding shares of ELEKOM Series B Stock and 49% of the outstanding shares of Common Stock have agreed to vote for approval of the Merger and Agreement. Accordingly, approval of the Agreement and the Merger by the holders of Series A Stock and Series B Stock is assured.

  The ELEKOM Board unanimously recommends that ELEKOM Shareholders vote "FOR" approval of the Agreement and the Merger.

  ELEKOM's Board is also seeking the ELEKOM Shareholders' written consent in lieu of the Meeting to approve the Agreement and the Merger. In the event such consents are received from ELEKOM Shareholders unanimously approving the Agreement and the Merger, the proposal will be deemed properly adopted by the unanimous consent of the ELEKOM Shareholders in lieu of the Meeting, and the Meeting will be cancelled. If this is the case, the ELEKOM Shareholders will be notified that the Agreement and the Merger have been approved and that the Meeting has been cancelled.

  ELEKOM Shareholders are requested to promptly sign, date, and fax or hand deliver the accompanying Proxy and Consent to Wayne Burns, Chief Financial Officer of ELEKOM at (425) 586-2781 as soon as possible, but in no event later than November 17, 1998. Please mail the Proxy and Consent to ELEKOM in the enclosed postage-paid envelope. Any ELEKOM Shareholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to ELEKOM a signed proxy bearing a later date, provided that such notice or proxy is actually received by ELEKOM prior to the taking of the shareholder vote or by electing to vote in person at the ELEKOM Meeting. Any notice of revocation should be sent to 155-108th Avenue, NE, Eighth Floor, Bellevue, Washington 98004. Attention: Wayne Burns. The shares represented by properly executed proxies received at or prior to the ELEKOM Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND THE MERGER AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE ELEKOM MEETING. As of the date of this Proxy Statement/Prospectus, ELEKOM is unaware of any other matters to be presented at the ELEKOM Meeting.

  Solicitation of proxies will be made by mail but also may be made by telephone or in person by the directors, officers, and employees of ELEKOM, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to the beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

  ELEKOM Shareholders should not forward any stock certificates with their forms of Proxy and Consent.

  The ELEKOM Board will continue to evaluate the terms and conditions of the Merger, including the total consideration (cash plus the value of the shares of Company Common Stock) to be received by the ELEKOM Shareholders in the Merger, the fairness of the Merger Consideration to each class of ELEKOM Shareholders and the likelihood that the Merger will qualify as a tax-free reorganization. If the ELEKOM Board determines that the economic terms of the Agreement are unfair to the ELEKOM Shareholders in light of all relevant circumstances, including ELEKOM's other financing options and business opportunities, it will seek to amend or terminate the Agreement in accordance with its terms. See "The Merger--Termination; Amendment." If the ELEKOM Board decides for any reason to amend or terminate the Agreement after the mailing of this Proxy Statement/Prospectus, it will notify the ELEKOM Shareholders of the amendment or termination. In the event that the Agreement is amended or renegotiated to provide terms that are satisfactory to the Board and will result in fair consideration for the ELEKOM Shareholders, the Board will submit the new Agreement to the ELEKOM Shareholders for approval and will resolicit the ELEKOM Shareholders' proxies to vote at a meeting called for that purpose and/or obtain the ELEKOM Shareholders' unanimous written consent.

RECORD DATE; VOTE REQUIRED

  ELEKOM's Board has established the close of business on October 27, 1998, as the Record Date for determining the shareholders entitled to notice of and to vote at the ELEKOM Meeting. Only record holders of ELEKOM Stock as of the Record Date will be entitled to vote at the ELEKOM Meeting. Approval of the Agreement and the Merger requires the affirmative vote of (i) the holders of two-thirds of the outstanding shares of the Series A Stock, (ii) the holders of two-thirds of the outstanding shares of the Series B Stock and (iii) the holders of two-thirds of the outstanding shares of ELEKOM Common Stock. Therefore, an abstention or failure to return a properly executed Proxy and Consent will have the same effect as a vote against the Agreement and the Merger. As of the Record Date, there were 27 holders of 975,173 shares of ELEKOM Common Stock, one holder of 917,229 shares of Series A Stock and seven holders of 4,389,945 shares of Series B Stock outstanding and entitled to vote at the ELEKOM Meeting, with each share entitled to one vote.

  The presence, in person or by proxy, of a majority of the outstanding shares of ELEKOM Stock is necessary to constitute a quorum of the ELEKOM Shareholders for the taking of any action at the ELEKOM Meeting. For these purposes, holders of shares of ELEKOM Stock that are present, or represented by proxy, at the ELEKOM Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement.

  The directors and executive officers of ELEKOM and their affiliates beneficially owned, as of the Record Date, 5,928,375 shares (or approximately 98% of the outstanding shares) of ELEKOM Stock.

  Pursuant to an agreement with the Company, ELEKOM Shareholders who hold 100% of the outstanding shares of Series A Stock, 67% of the outstanding shares of Series B Stock and 49% of the outstanding shares of ELEKOM Common Stock have agreed to vote for approval of the Agreement. Accordingly, approval of the Agreement and the Merger by the holders of Series A Stock and Series B Stock is assured.

  As of the Record Date, the directors and executive officers of the Company and their affiliates did not beneficially own any shares of ELEKOM Stock. As of that date, neither ELEKOM nor the Company held any shares of ELEKOM Stock in a fiduciary capacity for others.

  The portion of the total Merger Consideration to be received by each ELEKOM Shareholder in the Merger will be established pursuant to a formula that is based on certain requirements and liquidation preferences established by ELEKOM's Articles of Incorporation. The formula is designed to allocate the Company Common Stock and the $8.0 million cash consideration among the ELEKOM Shareholders as follows: first, to the holders of Series B Stock in an amount that satisfies the liquidation preference applicable to the Series B Stock of $.6814 per share; second, to the holders of Series A Stock, Series B Stock and ELEKOM Common Stock, such that the holders of Series A Stock are entitled to 17.28% of the remaining consideration, and the holders of Series B Stock and the holders of ELEKOM Common Stock share, on a pro rata basis, 82.72% of the remaining consideration, all until the holders of Series A Stock have received consideration equal to $7.2092 per share. In the event any Merger Consideration remains to be distributed after the steps described above (which is not expected to occur), such consideration will be allocated among the holders of the Series A Stock, Series B Stock and the ELEKOM Common Stock on a pro rata basis. For purposes of this allocation, the value of each share of Company Common Stock to be received in the Merger will be deemed to be the Closing Price. The Closing Price of the Company Common Stock on October 26, 1998 was $5.69 per share. If the Closing Price were $6.00, the holders of Series A Stock would be entitled to receive Merger Consideration of $1.20 in cash and .207 shares of Company Common Stock per share, the holders of Series B stock would be entitled to receive Merger Consideration of $1.38 in cash and
 .233 shares of Company Common Stock per share, and the holders of ELEKOM Common Stock would be entitled to receive Merger Consideration of $1.04 in cash and .176 shares of Company Common Stock per share (assuming exercise at or prior to the Effective Time of all outstanding vested options and warrants to purchase ELEKOM Stock and repurchase by ELEKOM, at or prior to the Effective Time, of all outstanding shares of ELEKOM Common Stock that are subject to ELEKOM's right of repurchase). As discussed below, however, each of the ELEKOM Shareholders will be given the opportunity to elect to receive his, her or its portion of the Merger Consideration in cash or stock, subject to adjustment as described in this Proxy Statement/Prospectus. See "The Merger-- Basic Term of the Merger.

  Each ELEKOM Shareholder may elect either to receive his or her share of the Merger Consideration in cash and Company Common Stock in the pro rata amounts that would be applicable in the absence of a cash or stock election option (a "Pro Rata Election"), or to receive his or her share of the Merger Consideration in either as much cash as possible (a "Cash Election") or as much Company Common Stock as possible (a "Stock Election") (with any balance, if any, of such ELEKOM Shareholder's Merger Consideration payable in Company Common Stock or cash, as the case may be). If an ELEKOM Shareholder makes a Cash Election or a Stock Election, the actual amounts of cash and Company Common Stock he or she receives will depend on the valid elections made by other ELEKOM Shareholders and the ability of the Company to give effect to such elections given the fixed composition of the Merger Consideration. However, an ELEKOM Shareholder making a Cash Election will receive no less than the applicable Pro Rata Election amount of cash for his or her ELEKOM Stock, and an ELEKOM Shareholder making a Stock Election will receive no less than the applicable Pro Rata Election amount of Company Common Stock for his or her ELEKOM Stock. ELEKOM Shareholders who do not make any election will be deemed to have made a Pro Rata Election and thus will receive in exchange for their shares of ELEKOM Stock the amounts of cash and Company Common Stock that they would have received in the absence of a cash or stock election option. See "The Merger--Election Procedures."

ELECTION PROCEDURES

  As described above, holders of ELEKOM Stock will be entitled to make a Pro Rata Election, a Cash Election or a Stock Election. The election must be made on the form designed for that purpose (the "Cash/Stock Election Form"). A Cash/Stock Election Form is being mailed with this Proxy Statement/Prospectus to all holders of ELEKOM Stock on the Record Date. Additional Cash/Stock Election Forms will be made available for all persons who become holders of ELEKOM Stock after the Record Date but before the date of the ELEKOM Meeting.

  ELEKOM Shareholders must submit their Cash/Stock Election Forms no later than the ELEKOM Meeting or the date action is taken by shareholder consent (the "Election Deadline"). An election will be effective only if ELEKOM has received a properly completed and duly executed Cash/Stock Election Form by the Election Deadline. A Cash/Stock Election Form once submitted to ELEKOM, may be revoked or changed by the person who submitted the Cash/Stock Election Form, or by any person to whom the subject shares are subsequently transferred, by written notice to ELEKOM prior to the Election Deadline.

  Each ELEKOM Shareholder should:

  . Complete and sign the Cash/Stock Election Form

  . Complete and sign the Form of Proxy and Consent

  . Send both the Cash/Stock Election Form and Form of Proxy and Consent to
    ELEKOM in the enclosed prepaid, pre-addressed envelope as soon as possible.

  PLEASE DO NOT SEND IN YOUR ELEKOM STOCK CERTIFICATE(S) AT THIS TIME. PLEASE, HOWEVER, CAREFULLY REVIEW THE TRANSMITTAL FORM PURSUANT TO WHICH YOU WILL BE REQUIRED TO REPRESENT AND WARRANT THAT YOU ARE THE SOLE OWNER OF THE SHARES OF ELEKOM STOCK FREE AND CLEAR OF LIENS AND ENCUMBRANCES AND PURSUANT TO WHICH YOU WILL AGREE TO INDEMNIFY THE HOLDERS OF ELEKOM PREFERRED STOCK FOR ANY LOSSES THEY MAY SUFFER AS A RESULT OF THEIR AGREEMENT TO INDEMNIFY THE COMPANY WITH RESPECT TO SUCH MATTERS. SEE "--EXCHANGE OF CERTIFICATES."

  If a holder of ELEKOM stock does not submit a properly completed and signed Cash/Stock Election Form that is received by ELEKOM prior to the Election Deadline, or if any shareholder has withdrawn from or otherwise failed to perfect his or her Dissenters' Rights, such shareholder will be deemed to have made a Pro Rata Election for the purpose of the allocation of cash and Company Common Stock. The Company will have the discretion to determine whether Cash/Stock Election Forms have been properly completed and signed, and to disregard immaterial defects in Cash/Stock Election Forms. If a Cash/Stock Election Form is determined not to have been properly made, the person having made the election will be deemed to have made a Pro Rata Election.

                     BACKGROUND AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

  The Company and ELEKOM have had a working relationship since January 1998 when the Company and ELEKOM began discussions regarding the sale by ELEKOM of ELEKOM's internet procurement software and technology to the Company on an OEM private label basis. In April 1998 the Company and ELEKOM entered into an OEM License Agreement pursuant to which the parties agreed to combine their efforts to complete the development and integration of the ELEKOM Procurement product which the Company is licensed to market and distribute under the brand name Clarus E-Procurement. This business relationship and resulting mutual familiarity with each company's products, technology and management created the opportunity for the two companies to explore a combination of their businesses.

  On June 30,1998, the Chairman of the Board and Chief Executive Officer of the Company met with the Chief Executive Officer of ELEKOM to explore the possibility of a merger of the two companies or an acquisition by the Company of substantially all of the assets of ELEKOM.

  On July 10, 1998, the Chief Executive Officers and Chief Financial Officers of both the Company and ELEKOM met in Atlanta, Georgia to discuss the Company's existing OEM Agreement with ELEKOM and a possible acquisition of ELEKOM by the Company. At that time, the Company and ELEKOM entered into a confidentiality agreement, and ELEKOM provided the Company with certain confidential information describing ELEKOM and its products and operations in order for the Company to further evaluate a possible acquisition of ELEKOM.

  From July 28, 1998 through July 31, 1998, the Chief Executive Officer and Chief Financial Officer of the Company and the Company's legal counsel met with the Chief Executive Officer and Chief Financial Officer of ELEKOM and ELEKOM's legal counsel in Bellevue, Washington to discuss the possible structure and terms of an acquisition of ELEKOM by the Company. These discussions were preliminary and inconclusive. Each party made a commitment to seek approval by its board of directors to the proposed terms of an asset purchase transaction before taking further action or conducting additional due diligence.

  On July 30, 1998, the ELEKOM Board met to discuss the proposed structure of the transaction as an asset purchase. After a lengthy discussion of the proposal, the ELEKOM Board instructed management to negotiate, together with ELEKOM's legal counsel, the terms of a sale of ELEKOM's assets to the Company.

  On August 4, 1998, at a meeting of the Board of Directors of the Company, the Company's management discussed with the Company's Board of Directors the terms of a possible asset acquisition of ELEKOM. After a lengthy discussion between the Company's management and the Company Board, the Company's Chief Executive Officer was authorized to negotiate the terms of an asset acquisition agreement subject to further review by Company's Board and the Company's financial advisor which would reflect the structure and provisions discussed with ELEKOM management on July 30, 1998.

  On August 5, 1998, the Company engaged NMS to serve as its financial advisor in connection with the possible acquisition of ELEKOM and to render advice to the Company concerning the financial aspects of a potential acquisition. From August 5, 1998 to August 19, 1998, the Company's Chief Executive Officer, Chief Financial Officer and other key members of management met with NMS and conducted a review of the business and financial condition of the Company and ELEKOM and discussed the financial implications of an acquisition of ELEKOM, as well as the expected purchase price.

  ELEKOM's Chief Executive Officer informed the Company's Chief Executive Officer on August 6, 1998 that ELEKOM required that the proposed transaction be structured in a tax-free manner. The parties thereafter agreed that the transaction would be structured to qualify as a tax-free reorganization under
Section 368 of the Code. From August 6, 1998 through August 10, 1998, representatives of both the Company and ELEKOM held various teleconferences to analyze possible ways to restructure the transaction in a manner acceptable to the Boards of Directors of both companies. In addition, the Company continued in-depth due diligence review of ELEKOM. Additional off-site due diligence, and discussions with legal counsel and financial advisors, were also undertaken by both companies.

  On August 10, 1998, senior management of both companies and their respective legal counsel concluded that the transaction could be restructured as a forward triangular merger on terms acceptable to both parties. Later that day, the Chief Executive Officer and Chief Financial Officer of ELEKOM presented to the ELEKOM Board the proposed new transaction structure, and the ELEKOM Board authorized ELEKOM management to continue negotiations with the Company.

  From August 14, 1998 through August 18, 1998, management of both companies and their respective legal counsel met in Bellevue, Washington and negotiated proposed terms of an acquisition structured as a forward triangular merger.

  On August 19, 1998, at a special meeting of the Board of Directors of the Company, the Company's management presented to the Company's Board an analysis of the proposed Merger with ELEKOM. The Chief Executive Officer of ELEKOM also presented to the Company's Board various information regarding ELEKOM and its products. Following the presentations and subsequent discussions, the Company's Board scheduled another meeting on August 24, 1998 to determine whether to approve the Merger.

  On August 24, 1998, the Company's Board of Directors held a special meeting and discussed the results of its due diligence investigation of ELEKOM. NMS presented the board with its financial analysis of the proposed merger and submitted its fairness opinion to the Board of Directors. Following a lengthy discussion regarding the Company's due diligence investigation of ELEKOM, the terms of the proposed Merger and the analysis prepared by NMS, the Company's Board determined that the Merger was desirable and authorized the Chief Executive Officer to execute the Agreement.

  At a special meeting of the ELEKOM Board on August 24, 1998, ELEKOM's management reviewed the results of its due diligence investigation of the Company and reviewed the terms of the proposed Agreement. Following the presentations and subsequent discussions, the ELEKOM Board concluded that additional substantive changes to the Agreement would be required before it could be executed on behalf of ELEKOM.

  Following the ELEKOM Board Meeting, the parties continued negotiations regarding certain terms of the Agreement.

  On August 27, 1998, ELEKOM's Board held a special meeting and authorized its Chief Executive Officer to execute the Agreement. On August 28, 1998, the Company's Board held a special meeting and authorized its Chief Executive Officer to execute the Agreement.

  On August 31, 1998, at 4:35 p.m. eastern time, the parties executed the Agreement and the Company issued a press release. On September 1, 1998, the Company filed a Current Report on Form 8-K reporting the execution of the Agreement.

ELEKOM'S REASONS FOR THE MERGER

  ELEKOM's Board of Directors has unanimously approved the Agreement and has determined that the Merger is in the best interests of ELEKOM and its shareholders. The terms of the Merger were the result of arm's length negotiations between representatives of ELEKOM and representatives of the Company. Without assigning any relative or specific weights to the factors, the Board of Directors of ELEKOM considered the following material factors:

  (i) the information presented to the directors by ELEKOM's management concerning the business, operations, earnings and financial condition of the Company, and the results of a due diligence review of the Company by ELEKOM's representatives;

  (ii) the alternatives to the Merger, including possible venture capital financing;

  (iii) the enhancement of shareholder value as a result of the value of the consideration to be received by ELEKOM Shareholders relative to ELEKOM's book value and lack of earnings;

  (iv) the anticipated synergies and operating efficiencies, and the increased technical resources and enhanced service capabilities that would result from the Merger;

  (v) the competitive environment for Internet procurement software companies generally; and

  (vi) the current lack of marketability of the ELEKOM capital stock, contrasted with the ability of ELEKOM's shareholders to trade the Company's Common Stock to be received by them as a result of the Merger.

  Each member of the Board of Directors of ELEKOM has agreed to vote such member's shares of ELEKOM capital stock in favor of the Merger.

  ELEKOM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ELEKOM SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND THE MERGER.

  The ELEKOM Board will continue to evaluate the terms and conditions of the Merger, including the total consideration (cash plus the value of the shares of Company Common Stock) to be received by the ELEKOM Shareholders in the Merger, the fairness of the Merger Consideration to each class of ELEKOM Shareholders and the likelihood that the Merger will qualify as a tax-free reorganization. If the ELEKOM Board determines that the economic terms of the Agreement are unfair to the ELEKOM Shareholders in light of all relevant circumstances, including ELEKOM's other financing options and business opportunities, it will seek to amend or terminate the Agreement in accordance with its terms. See "The Merger--Termination; Amendment." If the ELEKOM Board decides for any reason to amend or terminate the Agreement after the mailing of this Proxy Statement/Prospectus, it will notify the ELEKOM Shareholders of the amendment or termination. In the event that the Agreement is amended or renegotiated to provide terms that are satisfactory to the Board and will result in fair consideration for the ELEKOM Shareholders, the Board will submit the new Agreement to the ELEKOM Shareholders for approval and will resolicit the ELEKOM Shareholders' proxies to vote at a meeting called for that purpose and/or obtain the ELEKOM Shareholders' unanimous written consent. THE COMPANY'S REASONS FOR THE MERGER

  The Company's Board of Directors has approved the Agreement and has determined that the Merger is desirable. In approving the Agreement and the Merger, the Company's Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Company's Board of Directors considered the following material factors:

  (i) ELEKOM's market presence and recognition in the business-to-business electronic procurement market and the Company's desire to gain entry into and exploit this market;

  (ii) ELEKOM's business, operations, earnings, and financial condition, on a prospective basis and the expected high growth potential of the electronic commerce procurement market, which is expected to experience a higher rate of revenue growth than for Company's other financial applications;

  (iii) the increased revenues and resources of the Company as a result of the Merger which are expected to allow the Company to meet increasing competitive challenges from larger competitors;

  (iv) a variety of factors affecting and relating to the overall strategic focus of the Company including the ability to enter the emerging electronic procurement market at an early stage; and

  (v) the management philosophy of ELEKOM and its compatibility with that of the Company.

  In addition, in the course of its deliberations, the Company's Board of Directors considered and discussed a number of other factors including the following: (i) a financial presentation prepared by NationsBanc, including NMS's fairness opinion, (ii) reports from management and the Company's legal advisors on the results of the Company's due diligence investigation of ELEKOM, (iii) the terms of the Agreement, including ELEKOM's agreement not to solicit other acquisition transactions and the escrow and indemnification provisions; and (iv) the proposed employment agreements with key members of management of ELEKOM in connection with the Merger.

FAIRNESS OPINION

  Pursuant to an engagement letter signed as of August 6, 1998, the Company engaged NMS to render to the Company's Board of Directors ("Company Board") NMS's opinion with respect to the fairness to the Company, from a financial point of view, of the consideration to be paid by the Company in connection with its acquisition of ELEKOM. NMS is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected NMS to render a fairness opinion on the basis of NMS's experience and expertise in transactions similar to the Merger, its experience in working with the Company as an underwriter in the Company's initial public offering, and its reputation as an investment banker in transactions involving technology companies.

  At the August 24, 1998, meeting of the Company Board, NMS delivered its opinion that the consideration to be paid by the Company to ELEKOM in the Merger is fair to the Company from a financial point of view, as of the date of such opinion. The amount of such consideration was determined pursuant to arms length negotiations between ELEKOM and the Company and NMS was not retained by the Company to provide advisory services. No limitations were imposed by the Company on NMS with respect to the investigations made or procedures followed in rendering its opinion. The full text of NMS's written opinion to the Company Board, which sets forth the assumptions made, matters considered and limitations of review by NMS, is attached hereto as Appendix B, and is incorporated herein by reference and should be read carefully in its entirety. The following summary of NMS's opinion is qualified in its entirety by reference to the full text of the opinion, attached as Appendix B.

  NMS has informed the Company that in arriving at its opinion it: (i) reviewed certain publicly available financial and other data with respect to ELEKOM and the Company, including the consolidated financial statements for recent years and interim periods to June 30, 1998, and certain other relevant financial and operating data relating to ELEKOM and the Company made available to NMS from published sources and from the internal records of ELEKOM and the Company; (ii) reviewed the financial terms and conditions of the draft Agreement; (iii) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the Internet-based applications and services industry and communications industry which NMS deemed to be comparable, in whole or in part, to the Merger; (iv) considered the return on investment to private equity investors, to the extent publicly available, in the targets of selected recent business combinations of companies in the Internet applications and communications industry which NMS deemed to be comparable, in whole or in part, to the Merger; (v) compared ELEKOM and the Company from a financial point of view with certain other companies in the Internet applications industry which NMS deemed to be relevant; (vi) reviewed and discussed with representatives of the management of ELEKOM and the Company certain information of a business and financial nature regarding ELEKOM and the Company, furnished to NMS by them, including financial forecasts and related assumptions of ELEKOM and the Company; and
(vii) performed other such analyses and examinations as NMS deemed appropriate.

  In connection with its review, NMS did not independently verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for ELEKOM and the Company provided to NMS by their respective managements, NMS assumed for purposes of its opinion that the forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of ELEKOM and the Company and that they provided a reasonable basis upon which NMS could form its opinion. NMS also assumed that there had been no material changes in the assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to it by the Company and ELEKOM. In addition, NMS did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of ELEKOM and the Company, nor was it furnished with any such appraisals. The Company informed NMS, and NMS assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles and that it will be a tax-free reorganization. NMS also assumed the Merger will be consummated in accordance with the terms described in the Agreement, without any further amendments thereto, and without waiver by either the Company or ELEKOM of any of the conditions to its obligations thereunder.

  The following is a summary of certain analyses performed by NMS to arrive at it opinion. NMS performed certain procedures, including each of the analyses described below, and reviewed with the Company management and the Company Board the assumptions on which such analyses were based and other factors.

  Comparable Merger and Acquisition Transaction Analysis. NMS reviewed the consideration paid in several acquisition transactions involving Internet-based applications and services companies. NMS analyzed the consideration paid in such transactions as a multiple of the target company's revenues for the last twelve months reported prior to announcement of the transaction ("LTM revenues"). The transactions reviewed by NMS for purposes of this analysis included the acquisitions of: (i) Viaweb, Inc. by Yahoo Inc.; (ii) Accipiter Inc. by CMG Information Services, Inc.; (iii) Tripod, Inc. by Lycos Inc.; (iv) MatchLogic, Inc. by Excite, Inc.; (v) Golfweb by SportsLine USA, Inc.; (vi) GlobalCenter by Frontier Corp.; (vii) Raptor Systems, Inc. by AXENT Technologies, Inc.; (viii) Kiva Software Corp. by Netscape Communications Corp.; and (ix) WebTV Networks Inc. by Microsoft Corporation. Such analysis yielded a range of transaction multiples between 7x to 93x (with a median of 30x) LTM revenues. NMS then applied a 25x to 35x multiple range to ELEKOM's estimated LTM revenues as of September 30, 1998 (due to the certainty of ELEKOM's billed and contracted revenue as of August 14, 1998) resulting in a range of implied equity values for ELEKOM of between $19 million and $26 million.

  Summary of Return on Investment Analysis. NMS analyzed the return on investment received by initial private equity investors (as determined by the difference between the post-investment valuation of the initial and most recent round of financing) of Ariba Technologies, Inc. ("Ariba"), ELEKOM's closest competitor, between Ariba's initial and most recent round of capital investment. In addition, NMS reviewed the return on investment achieved by initial private investors (determined by the difference between the valuation of the target at the initial round of financing and the consideration received to target shareholders upon the sale of the target) of targets of several Internet applications and communications acquisitions including: (i) Tripod Inc.'s acquisition by Lycos Inc.; (ii) Aptis Communications, Inc.'s acquisition by Northern Telecom Ltd.; (iii) Prominet Corporation's acquisition by Lucent Technologies Inc.; and (iv) Ardent Communications Corp.'s acquisition by Cisco Systems, Inc. As to Ariba, such analysis yielded a 606% return on the initial investment in Ariba which NMS then applied to the initial post-investment valuation of ELEKOM to imply a valuation for ELEKOM of $27 million. A review of Internet applications and communications acquisitions yielded a 178% to 762% return on initial investment in the target which, when applied to the initial post-investment valuation of ELEKOM, implies a valuation range of ELEKOM of $11 to $33 million.

  Comparable Public Company Analysis. Using public and other available information, NMS determined a range of implied equity values for ELEKOM based on the multiples of estimated calendar year 1999 revenues and estimated calendar year 1999 earnings at which the following Internet applications companies traded on August 17, 1998: Broadvision, Inc.; Macromedia, Inc.; MicroStrategy, Inc.; NetGravity, Inc.; Netscape Communications Corp.; Open Market, Inc.; and RealNetworks, Inc. (the "Comparable Companies"). The August 17, 1998, stock prices of the Comparable Companies reflected a range of valuations of between 4x and 10x (with a median of 8x) estimated calendar year 1999 revenues and between 28x and 87x (with a median of 59x) estimated calendar year 1999 earnings. NMS then applied 6x to 10x and 55x to 60x multiple ranges to ELEKOM's estimated calendar year 1999 revenues and earnings, respectively. This analysis indicated a range of implied equity values for ELEKOM of between $45 million and $81 million based on estimated calendar year 1999 revenues and a range of implied equity values of between $34 million and $37 million based on estimated calendar year 1999 earnings, both sets of implied equity values adjusted for debt, cash and cash equivalents.

  Discounted Cash Flow Analysis. NMS performed a discounted cash flow analysis for ELEKOM. The analysis aggregated (i) the present value of the projected free cash flow (defined as after-tax operating cash, minus increases in working capital requirements) from 1998 through 2002; and (ii) the present value of a range of terminal values for the year 2002. The terminal values for ELEKOM were determined by applying multiples of 3x (as a low estimate) and 4x (as a high estimate) to ELEKOM's estimated revenue for 2002. ELEKOM's cash flow streams and terminal values were discounted to present value using discount rates ranging from 25% to 35%, chosen to reflect different assumptions reflecting the revenue multiples of competitors with a range of market capitalizations, ELEKOM's limited history of realizing its projections and competition in the electronic procurement applications industry. Such analysis indicated a range of implied equity values for ELEKOM of between $35 million and $67 million.

  Pro Forma Earnings Analysis. NMS analyzed the potential effect of the Merger on the projected combined income statement of ELEKOM and the Company for the 1999 calendar year. This analysis was based on (i) published third-party estimates of future financial results for the Company; (ii) estimates of ELEKOM future financial results based on ELEKOM management's projections;
(iii) the Company's prevailing market price of $6.38 per share as of August 18, 1998 and (iv) the assumption that the Company would be able to write off approximately $14.0 million of the approximately $16.0 million of consideration (based on a trading price of the Company's Common Stock of approximately $5.88 per share) as purchased "in-process research and development." This analysis concluded that the Merger would decrease the Company's projected calendar year 1999 earnings by approximately 4% or $0.02 per share.

  While the foregoing summary describes the analyses and examinations that NMS deemed material to its opinion, it is not a comprehensive description of all analyses and examinations actually performed. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. NMS believes that such analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the analyses set forth in its presentation to the Company Board. In addition, NMS may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis should not be taken to be NMS's view of the actual value of ELEKOM, the Company or the combined company.

  In performing its analyses, NMS made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ELEKOM or the Company. The analyses performed by NMS are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of NMS's analysis of the fairness to the Company, from a financial point of view, of the consideration to be paid by the Company to ELEKOM pursuant to the Merger and were provided to the Company Board in connection with the delivery of NMS's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. NMS used in its analyses various projections of results of operations prepared by the managements of ELEKOM and the Company and by its research analysts. The projections are based on numerous variables and assumptions that are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

  As described above, NMS's opinion and presentation to the Company Board were among the many factors taken into consideration by the Company Board in making its determination to approve the Merger.

  In connection with the Merger, the Company has agreed to pay NMS a fee of $200,000 which became due upon NMS's delivery of its fairness opinion. The Company has also agreed to reimburse NMS for its reasonable out-of-pocket expenses. Pursuant to a separate Indemnification and Contribution Agreement, the Company has agreed to indemnify NMS, its affiliates, and their respective directors, officers, agents, shareholders, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

  In the ordinary course of its business, NMS actively trades securities of the Company for its own account and for the accounts of customers and, accordingly, may at time hold a long or short position in such securities. Certain employees of NMS may also own shares of common stock of the Company.

  The full text of NMS's opinion, dated August 24, 1998, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by NMS in rendering its opinion, is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. NMS's opinion is addressed to the Board of Directors of the Company and is directed only to the fairness to the Company, from a financial point of view, as of August 24, 1998, of the consideration to be paid by the Company in the Merger and does not constitute a recommendation to either the Company or any ELEKOM Shareholder with respect to the Merger.

                                  THE MERGER

  The following material describes certain aspects of the Merger and the Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. ELEKOM Shareholders are urged to read the Appendices in their entirety.

BASIC TERMS OF THE MERGER

  Subject to the terms and conditions of the Agreement, ELEKOM will merge into Clarus CSA at the Effective Time, at which time the separate corporate existence of ELEKOM will cease. Clarus CSA will succeed to the ownership of ELEKOM's assets and liabilities and will remain a wholly-owned subsidiary of the Company.

  Subject to the terms and conditions set forth in the Agreement, at the Effective Time, each outstanding share of ELEKOM Stock will be converted into the right to receive an amount in cash (without interest) and a certain number of shares of Company Common Stock. The Agreement provides that the total consideration to be paid by the Company to the ELEKOM Shareholders (the "Merger Consideration") will consist of $8.0 million in cash and 1,350,000 shares of Company Common Stock (subject to possible adjustment as described below). The portion of the total Merger Consideration to be received by each ELEKOM Shareholder in the Merger will be established pursuant to a formula that is based on certain requirements and liquidation preferences established by ELEKOM's Articles of Incorporation. The formula is designed to allocate the Company Common Stock and the $8.0 million cash payment among the ELEKOM Shareholders as follows: first, to the holders of Series B Stock in an amount that satisfies the liquidation preference applicable to the Series B Stock of $.6814 per share; second to the holders of Series A Stock, Series B Stock and ELEKOM Common Stock, such that the holders of Series A Stock are entitled to 17.28% of the remaining consideration, and the holders of Series B Stock and the holders of ELEKOM Common Stock share, on a pro rata basis, 82.72% of the remaining consideration, all until the holders of Series A Stock have received consideration equal to $7.2092 per share. In the event any Merger Consideration remains to be distributed after the steps described above (which is not expected to occur), such consideration will be allocated among the holders of the Series A Stock, Series B Stock and the ELEKOM Common Stock on a pro rata basis. For purposes of this allocation, the value of each share of Company Common Stock to be received in the Merger will be deemed to be the last reported price of such shares on the Nasdaq/NMS on the last trading day immediately preceding the Closing Date (the "Closing Price"). The closing price of the Company Common Stock on October 26, 1998 was $5.69 per share. If the Closing Price were $6.00, the holders of Series A Stock would be entitled to receive Merger Consideration of $1.23 in cash and .207 shares of Company Common Stock per share, the holders of Series B Stock would be entitled to receive Merger Consideration of $1.38 in cash and .233 shares of Company Common Stock per share, and the holders of ELEKOM Common Stock (at or prior to the Effective Time) would be entitled to receive Merger Consideration of $1.04 in cash and .176 shares of Company Common Stock per share (assuming exercise of all outstanding vested options to purchase ELEKOM Common Stock and repurchase by ELEKOM, prior to the Effective Time, of all outstanding shares of ELEKOM Common Stock that are subject to repurchase). As discussed below, each of the ELEKOM Shareholders will be given the opportunity to elect to receive his, her or its portion of the Merger Consideration in cash or stock, subject to adjustment as described below.

  Each ELEKOM Shareholder may elect either to receive his or her share of the Merger Consideration in cash and Company Common Stock in the pro rata amounts that would be applicable in the absence of a cash or stock election (a "Pro Rata Election"), or to receive his or her share of the Merger Consideration in either as much cash as possible (a "Cash Election") or as much Company Common Stock as possible (a "Stock Election") (with any balance, if any, of such ELEKOM Shareholder's Merger Consideration in Company Common Stock or cash, as the case may be). If an ELEKOM Shareholder makes a Cash Election or a Stock Election, the actual amounts of cash and Company Common Stock he or she receives will depend on the valid elections made by other ELEKOM Shareholders and the ability of the Company to give effect to such elections given the fixed composition of the Merger Consideration. However, an ELEKOM Shareholder making a Cash

Election will receive no less than the applicable Pro Rata Election amount of cash for his or her ELEKOM Stock, and an ELEKOM Shareholder making a Stock Election will receive no less than the applicable Pro Rata Election amount of Company Common Stock for his or her ELEKOM Stock. ELEKOM Shareholders who do not make any election will be deemed to have made a Pro Rata Election and thus will receive in exchange for their shares of ELEKOM Stock the amounts of cash and Company Common Stock that they would have received in the absence of a cash or stock election option.

  The amounts of cash and Company Common Stock to be received by ELEKOM Shareholders who make a Cash Election or a Stock Election will be determined by attributing a value to the Company Common Stock equal to the Closing Price. The implied market value (based on the Closing Price) of the Merger Consideration attributable to each share of ELEKOM Common Stock, Series A Stock and Series B Stock will be calculated using the applicable pro rata amounts of cash and Company Common Stock attributable to each such class and series of ELEKOM Stock. The amounts of cash and Company Common Stock to be received by ELEKOM Shareholders who make a Cash Election or a Stock Election will be equal to this implied market value, with shares of Company Common Stock being valued at the Closing Price.

  The market price of Company Common Stock is subject to fluctuation, and the market value of the shares of Company Common Stock that ELEKOM Shareholders receive in the Merger may decrease or increase prior to the date such stock is actually issued. ELEKOM SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR COMPANY COMMON STOCK.

  No fractional shares of Company Common Stock will be issued in the Merger; instead, an ELEKOM Shareholder who would otherwise have been entitled to a fractional share will be paid cash equal to such fraction multiplied by the Closing Price.

  Holders of ELEKOM Stock should carefully consider the federal income tax consequences of their elections. Cash received in the Merger will be immediately taxable, while taxation may in certain circumstances be deferred on shares of Company Common Stock received in the Merger. Tax rates may differ depending on how long the ELEKOM Shareholder has held ELEKOM Stock. For a discussion of the federal income tax consequences to ELEKOM Shareholders, see "--Federal Income Tax Consequences of the Merger." ELEKOM SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR ADVISORS TO DETERMINE THE PERSONAL TAX CONSEQUENCES OF THE MERGER.

  Holders of ELEKOM Stock who do not make a valid election as to the components of their share of the Merger Consideration will be presumed to have made a Pro Rata Election. Shareholders who dissent from the Merger and preserve their dissenters' rights will receive the cash appraisal value of their dissenting shares from the Company. Shareholders who initially dissent but who fail to preserve their dissenters' rights will be deemed to have made a Pro Rata Election.

  The Agreement provides that if the Closing Price is less than $5.93, then the aggregate number of shares of Company Common Stock to be issued to ELEKOM Shareholders in connection in the Merger will be increased by the number of shares necessary to ensure that the aggregate value of such shares, based on Closing Price, equals at least $8.0 million, provided that the number of additional shares of Company Common Stock will not exceed 41,305 shares. For example, if the Closing Price were equal to $5.85, then a total of 1,367,521 shares of Company Common Stock would be issued to ELEKOM Shareholders in the Merger, and the amount of Company Common Stock attributable to each share of ELEKOM Common Stock, Series A Stock and Series B Stock would increase. ELEKOM may terminate the Agreement if the Closing Price is $5.75 or less, and either the Company or ELEKOM may terminate the Agreement if the Closing Price is $5.00 or less. See "--Termination; Amendment."

INDEMNIFICATION; ESCROW

  Pursuant to the Agreement, the holders of ELEKOM Preferred Stock have agreed, subject to the limitations set forth below, to indemnify and hold harmless the Company and its officers, directors and affiliates against any loss arising out of or in connection with (i) any breach of any of the representations or warranties of ELEKOM contained in or made pursuant to the Agreement or any of the respective representations and warranties of any ELEKOM Shareholder in certain related agreements; (ii) any failure by ELEKOM or any ELEKOM Shareholder to perform or observe any agreement or condition to be performed or observed by it pursuant to the Agreement or certain related agreements; (iii) any breach by ELEKOM of certain representations relating to its intellectual property (an " IP Claim"); (iv) any claim by an ELEKOM Shareholder relating to the allocation by ELEKOM of the cash and stock consideration to be received by each ELEKOM Shareholder in connection with the Merger; or (v) certain amounts that may be paid by the Company to ELEKOM Shareholders in respect of shares with respect to which dissenters' rights are perfected.

  At the Closing, pursuant to the Escrow and Indemnity Agreement, the Company will place $2.5 million of the cash Merger Consideration in escrow to secure these indemnification obligations. Any claims against the escrowed funds must be asserted by the Company not later than April 30, 2000, which date is the end of the escrow period. The Company's claims for indemnification pursuant to the Agreement are limited to the escrowed funds except for IP Claims and certain other claims. At the end of the escrow period, the Company will release the escrowed merger consideration (net of any funds retained to satisfy claims for losses or held in reserve pending resolution of claims) to the ELEKOM Shareholders. Upon final resolution of open claims that were pending at the end of the escrow period, the Company will distribute funds not transferred to the Company to satisfy such claims to the ELEKOM Shareholders.

  Subject to completion of the Merger, the Company has agreed to indemnify ELEKOM and its officers, directors, shareholders and affiliates against any loss arising out of or in connection with (i) any breach of any of the representations and warranties of the Company in the Agreement or certain related agreements or (ii) any failure by the Company to perform or observe any agreement or condition to be performed or observed by it pursuant to the Agreement or certain related agreements.

STOCK OPTIONS

  The Agreement provides that there will be no options to acquire ELEKOM stock outstanding at Closing. The Company will not assume any warrants, stock options or other similar rights to acquire stock or any other equity interest in, or liabilities of, ELEKOM in the Merger. See "--Effect on Employees, Employee Benefit Plans and Stock Options."

  Pursuant to the terms of ELEKOM's 1996 Stock Option Plan, immediately prior to the Merger 50% of all unvested shares subject to option awards shall immediately become exercisable, and all remaining unvested options shall be canceled. Holders of options to purchase ELEKOM Common Stock will be given an opportunity to exercise their options with respect to all shares that will be vested at the Effective Time, subject to consummation of the Merger, in advance of the Closing. ELEKOM currently has issued and outstanding 926,603 shares of ELEKOM Common Stock that were issued upon exercise of unvested option awards and that are subject to repurchase. It is anticipated that, after the acceleration of vesting in accordance with the plan, approximately 333,851 of such shares will be subject to repurchase (assuming that the Closing occurs on or about November 17, 1998). The Company currently intends to repurchase all such unvested shares.

WARRANTS

  In connection with a recent bank financing, ELEKOM has agreed to issue to Silicon Valley Bank ("SVB") a warrant (the "Warrant") to purchase up to 14,676 shares of Series B Stock in the event that ELEKOM draws on its line of credit with SVB. Currently, ELEKOM has no outstanding borrowings under the line of credit so the Warrant has not been issued. If ELEKOM issues the Warrant and SVB does not exercise the Warrant prior to the Closing Date, then, at the election of SVB, ELEKOM may be required to purchase the unexercised portion of the Warrant for cash equal to (i) the fair market value of any consideration that would have been received by SVB in consideration of the shares SVB would have received if it had exercised the Warrant immediately before the record date for determining the shareholders entitled to participate in the proceeds of the Merger, minus (ii) the aggregate exercise price of the shares subject to the Warrant.

EFFECTIVE TIME OF THE MERGER

  Closing of the Merger is subject to a number of conditions, including, but not limited to, approval of the Agreement and the Merger by the affirmative vote of two-thirds of each class and series of the outstanding ELEKOM Stock. Pursuant to an agreement with the Company, ELEKOM Shareholders who hold 100% of the outstanding shares of Series A Stock, 67% of the outstanding shares of Series B Stock and 49% of the outstanding shares of ELEKOM Common Stock have agreed to vote for approval of the Agreement.

  Following approval of the Agreement by ELEKOM Shareholders and satisfaction or waiver (where permissible) of the other conditions to the Merger, a Certificate of Merger will be filed with the Secretary of State of the State of Delaware and Articles of Merger will be filed with the Secretary of State of the State of Washington. The Effective Time will be the date and time that the Certificate of Merger is filed with the Secretary of State of Delaware and the Merger thereby becomes effective. Unless otherwise agreed upon by the Company and ELEKOM, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Merger to occur on the date on which the Agreement and Merger is approved by the requisite vote of the ELEKOM Shareholders. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated by November 15, 1998, although there can be no assurance as to whether or when the Merger will occur. See "--Conditions to the Merger" and "--Termination; Amendment."

EXCHANGE OF CERTIFICATES

  After the Effective Time, each ELEKOM Shareholder must surrender the certificate or certificates representing his or her shares to the Company, and will thereupon promptly receive in exchange his or her share of the Merger Consideration. The Company will not be obligated to deliver the consideration to which any ELEKOM Shareholder is entitled until such holder (i) surrenders his or her certificate or certificates, (ii) warrants that he or she is the sole owner of the shares and holds such shares free of any liens, claims or encumbrances and (iii) indemnifies ELEKOM and each holder of ELEKOM Preferred Stock for breach of this warranty of title. Surrendered certificates representing shares of ELEKOM Stock must be duly endorsed as required by the Company's transfer agent.

  At the Effective Time, the stock transfer books of ELEKOM will be closed, and no transfer of ELEKOM Stock by any ELEKOM Shareholder may thereafter be made or recognized. Until surrendered for exchange as described above, each certificate representing shares of ELEKOM Stock (other than shares as to which dissenters' rights have been perfected) will, after the Effective Time, represent for all purposes only the right to receive the share of the Merger Consideration attributable to such shares.

REPRESENTATIONS AND WARRANTIES

  The Merger contains various representations and warranties by ELEKOM and the Company. ELEKOM represents and warrants as to matters relating to (i) its capitalization, the existence of rights to acquire capital stock, its ownership of subsidiaries and the right of ELEKOM Shareholders to exchange their shares for shares of the Company Common Stock in the Merger; (ii) its corporate organization and good standing, its power to conduct its business and its governing instruments; (iii) its authority to execute and deliver the Agreement and to carry out the transactions contemplated therein, and the enforceability of the Agreement and related agreements; (iv) the effect of the performance of the Agreement and related agreements on its governing instruments, applicable laws and agreements to which it is a party; (v) the need for consents and approvals to be obtained by it in connection with the Merger; (vi) the accuracy of its financial statements and their consistency with its books and records and the absence of material undisclosed liabilities; (vii) the accuracy and completeness of its books and records;
(viii) its title to, and the existence of liens, encumbrances and other claims upon, its assets, and the sufficiency of its assets for the conduct of its business; (ix) its real property lease and tangible personal property; (x) the compliance of its software products with respect to Year 2000 issues; (xi) its existing material contracts and their enforceability; (xii) its accounts receivable and trade accounts and their collectability; (xiii) its ownership of intellectual property, the measures it has taken to protect its intellectual property and the absence of any computer viruses in its software;
(xiv) its major suppliers and customers; (xv) any pending or threatened litigation involving ELEKOM; (xvi) its compliance with applicable legal requirements; (xvii) its ownership of required governmental permits and licenses and the effect thereon of the Merger; (xviii) its preparation and filing of tax returns and payment of taxes, and related matters; (xix) its compliance with environmental protection requirements; (xx) its ownership, and the adequacy, of its insurance policies; (xxi) various labor and employment matters; (xxii) its employees, rates of compensation and employee benefit plans and liabilities related thereto; (xxiii) the absence of certain changes in its operations and business since June 30, 1998; (xxiv) the conformity of its products with applicable warranties; (xxv) transactions with related parties; (xxvi) the non-involvement of brokers or other intermediaries in connection with the Agreement; (xxvii) the names under which it has conducted business; and (xxviii) the accuracy and completeness of its representations and warranties.

  The Agreement also includes representations and warranties by the Company and Clarus CSA as to matters relating to (i) the Company Common Stock to be issued in the Merger; (ii) their corporate organization and good standing and their power to conduct their business; (iii) their authority to execute and deliver the Agreement and to carry out the transactions contemplated therein, and the enforceability of the Agreement and related agreements; (iv) the effect of the performance of the Agreement and related agreements on its governing instruments, applicable laws and agreements to which the Company is a party; (v) the need for consents and approvals to be obtained by them in connection with the Merger; (vi) their ownership of intellectual property;
(vii) any pending or threatened litigation involving the Company; (viii) their compliance with applicable legal requirements; (ix) the absence of certain changes in their operations and business since June 30, 1998; (x) the non-involvement of brokers or other intermediaries in connection with the Agreement, other than NMS; (xi) their filing of reports with the Commission and the completeness and accuracy of such reports; (xii) the names under which they have conducted business; (xiii) the accuracy and completeness of their representations and warranties; and (xiv) their receipt of NMS's opinion.

  All representations and warranties contained in the Agreement or otherwise made in connection with the Merger will survive until April 30, 2000, except that ELEKOM's representation and warranty regarding intellectual property will survive for a one-year period following the Closing and ELEKOM's representations and warranties concerning its capitalization, taxes and employee benefit plans will survive until the earlier of ten years following the execution of the Agreement or the running of the applicable statutes of limitations. See "--Indemnification; Escrow."

BUSINESS OF ELEKOM PENDING THE MERGER

  The Agreement provides that ELEKOM will, until the Closing and except as otherwise provided in the Agreement, (i) conduct its operations in the normal and customary manner in the ordinary course of business and pay its trade payables and other obligations currently in accordance with their terms; (ii) maintain and preserve the confidentiality of its intellectual property; (iii) keep in full force and effect all insurance policies; (iv) perform all of its obligations under certain contracts and property leases, and not amend or terminate any of their provisions; (v) use reasonable efforts to preserve its organization intact and maintain its relationships with its employees, suppliers and customers; (vi) promptly advise the Company of any adverse change in its condition or the condition of its business, or of any event or circumstance that affects the completion of the transactions contemplated by the Agreement or that, if in existence when the Agreement was executed, would have been required to have been disclosed in a schedule to the Agreement;
(vii) maintain and collect its receivables and extend credit terms to its customers in the ordinary course of business consistent with past practices;
(viii) furnish the Company with a list of its personal property; and (ix) effect a conversion of its 401(k) plan.

  In addition, ELEKOM has agreed that, prior to the Closing and except as otherwise provided in the Agreement, it will not:

    (i) Create or permit to exist any liens, encumbrances, claims, security interests, mortgages or pledges of any nature with respect to its assets, except for those already disclosed and agreed to by the Company;

    (ii) Sell or dispose of any assets or license any assets other than in the ordinary course of business;

    (iii) Enter into or amend any employment or severance agreement or grant any increase in compensation or benefits to any of its employees (including such discretionary increases as may be contemplated by existing employment agreements), except in accordance with past practice or previously approved by and reflected in the written minutes of the ELEKOM Board;

    (iv) Make any capital improvement or expenditure individually in excess of $10,000 or in the aggregate in excess of $50,000 without the Company's written consent;

    (v) Incur any additional debt obligation or other obligation for borrowed money except as disclosed and agreed to by the Company;

    (vi) Except pursuant to the exercise of disclosed outstanding stock options and their existing terms, issue, sell, pledge, encumber, authorize the issuance of or enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of or otherwise permit to become outstanding, any additional shares of capital stock, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

    (vii) Amend its articles of incorporation, bylaws or other governing instruments;

    (viii) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of ELEKOM capital stock, or declare or pay any dividend or make any other distribution, except for certain actions in connection with its stock option plan;

    (ix) Purchase any securities of, or make any material investment in, either by purchase of stock or securities, any person;

    (x) Adopt any new employee benefit plan or make any material change in or to any existing employee benefit plans other than any such change that is required by law or contemplated in the Agreement or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan;

    (xi) Make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles; or

    (xii) Except as otherwise provided, commence any litigation or settle any litigation involving any liability of ELEKOM for money damages or which imposes material restrictions upon its operations.

STANDSTILL AGREEMENT

  ELEKOM has agreed that if the Agreement is terminated for any reason before the Closing, then until 18 months after such termination, neither ELEKOM, nor its affiliates or certain affiliates of its representatives (other than companies in which a holder of ELEKOM Preferred Stock owns less than 50%) may, without the prior written consent of the Company's Board, (i) in any manner acquire, agree to acquire, or make any proposal to acquire, directly or indirectly, a material portion of the assets of the Company; (ii) propose to enter into, directly or indirectly, any merger or business combination involving the Company; (iii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Company; (iv) form, join or in any way participate in a group with respect to any voting securities of the Company; (v) otherwise act, alone or in concert with others, to seek to control or influence the Company's management, the Company Board or the Company's policies; or (vi) publicly disclose any intention, plan or arrangement inconsistent with the foregoing.

CERTAIN COVENANTS OF THE COMPANY

  In the Agreement, the Company has agreed that it will prepay to ELEKOM royalties accruing pursuant to the existing OEM License Agreement between the Company and ELEKOM as working capital to fund ELEKOM's operations, to the extent needed, in an amount up to $250,000 for each two-week period beginning on October 1, 1998 through Closing (or the date on which the Agreement is earlier terminated).

  The Company has also agreed that it will use its reasonable efforts to list on the Nasdaq/NMS, prior to the Effective Time, the shares of Company Common Stock to be issued to ELEKOM Shareholders pursuant to the

Merger. In addition, at the Closing, the Company will enter into a Registration Rights Agreement granting piggyback registration rights to Mr. Norman Behar and the holders of ELEKOM Preferred Stock substantially similar to those currently held by the stockholders of the Company who purchased the Company's preferred stock prior to its initial public offering. See "-- Interests of Certain Persons in the Merger" and "Description of the Company's Capital Stock."

  The Company has further agreed that Mr. Behar will have the right to receive notice of and to attend each meeting of the Company's Board, and that the Company will reimburse Mr. Behar's reasonable expenses incurred in attending such meetings. Subject to the exercise of its fiduciary duties, the Company has agreed to nominate and recommend election of Mr. Behar for election to its Board of Directors at its next annual stockholders meeting, to serve in the class of directors with terms expiring in 2000. The rights granted to Mr. Behar in this regard will expire on June 30, 2000. The Company will provide coverage for Mr. Behar under its director and officer insurance policy identical to that provided to the other directors and officers of the Company. See "--Interests of Certain Persons in the Merger."

  The Company has also agreed that it will (i) act in manner consistent with the treatment of the Merger as a tax-free reorganization; (ii) use ELEKOM's leased premises only as permitted by the lease, and guarantee the obligations of ELEKOM or Clarus CSA as tenant under the lease if required by the landlord;
(iii) take certain actions with respect to employee benefits; and (iv) use commercially reasonable best efforts to negotiate and enter into, before Closing, employment agreements with certain ELEKOM employees. See "--Effect on Employees, Employee Benefit Plans and Stock Options."

THIRD PARTY PROPOSALS; BREAK-UP FEE

 ELEKOM

  The Agreement provides that during the term of the Agreement neither ELEKOM nor any of its affiliates or representatives may directly or indirectly solicit any proposal for a business combination involving ELEKOM. The ELEKOM Board could, however, after consulting with its financial advisors and determining after consulting with counsel that it must do so to discharge its fiduciary duties, and subject to other conditions, consider and approve an unsolicited acquisition proposal that provides at least $5.0 million in aggregate consideration to ELEKOM Shareholders in excess of the Merger Consideration and is on terms that a majority of the ELEKOM Board determined in good faith (based on the advice of an independent financial advisor) to be more favorable to the ELEKOM Shareholders than those in the Agreement and for which any required financing was committed or reasonably capable of being obtained (a "Superior Proposal").

  ELEKOM must promptly notify the Company if it receives any communication relating to an acquisition proposal. If the ELEKOM Board determines a proposal to be a Superior Proposal, ELEKOM could, subject to entering into a confidentiality agreement similar to that between ELEKOM and the Company, provide the party making the proposal with access to confidential information regarding ELEKOM. ELEKOM must promptly notify the Company of any determination by the ELEKOM Board that a Superior Proposal has been made. ELEKOM may not release any third party from any confidentiality or standstill agreement in effect.

  If the ELEKOM Board recommends a Superior Proposal to the ELEKOM Shareholders, the Company may terminate the Agreement immediately without liability. If the ELEKOM Shareholders approve a Superior Proposal, ELEKOM may terminate the Agreement, although it would have to pay to the Company a break-up fee of $5.0 million plus the Company's expenses incurred in connection with the Agreement. ELEKOM also must pay such a break-up fee if it enters into any acquisition agreement within nine months after any termination of the Agreement by ELEKOM other than on the basis of the market price of the Company Common Stock (see "--Termination; Amendment") or on the basis of the failure to fulfill certain conditions to the obligations of the parties to complete the Merger (see "--Conditions to the Merger").

 The Company

  Except with respect to the Agreement, neither the Company nor any of its affiliates or representatives may directly or indirectly solicit any proposal or negotiate or enter into any agreement regarding either (i) a business combination with a third party that is engaged in the development, marketing, licensing or sale of electronic procurement software or (ii) an acquisition of the Company by a third party. The Company must promptly notify ELEKOM if it receives any inquiry or proposal relating to any such transaction and, unless ELEKOM's prior written consent is obtained, must immediately cease any activities, discussions or negotiations with respect to the foregoing.

CONDITIONS TO THE MERGER

 Conditions to Each Party's Obligations to Effect the Merger

  The obligations of each party to complete the Merger are subject to the satisfaction of the following conditions on or before the Closing, unless specifically waived in writing by such party before the Closing:

    (i) The representations and warranties of the other party contained in the Agreement or as subsequently updated in writing must have been true and correct as of the date the Agreement was executed or updated and must be true and correct as of the Closing;

    (ii) The other party must have duly performed and complied with all covenants, agreements and obligations required by the Agreement to be performed or complied with by it on or prior to the Closing;

    (iii) No action or proceeding may be pending or, in the reasonable opinion of the Company, threatened by or before any court or other governmental body or agency seeking to restrain, prohibit or invalidate the transactions contemplated by the Agreement or that would affect the right of the Company in a material adverse manner to own, operate or control ELEKOM's business after the Effective Time;

    (iv) The other party must have obtained all of the third party consents required to be obtained by it in connection with the Merger;

    (v) The Registration Statement must have been declared effective by the SEC and no stop order suspending the effectiveness or proceeding for that purpose may have been issued and remain in effect, and shares of Company Common Stock to be issued in the Merger must shall have been approved for quotation on the Nasdaq/NMS; and

    (vi) Each party must have received from legal counsel to the other party an opinion, dated the Effective Time, in the form previously agreed upon.

 Additional Conditions to ELEKOM's Obligations to Effect the Merger

  ELEKOM must have received an opinion from its counsel dated as of the Closing and substantially to the effect that, on the basis of the facts and representations set forth in that opinion that are consistent with the state of facts in existence at the Effective Time, (i) the Merger will be a reorganization under Section 368(a) of the Code and (ii) no gain or loss will be recognized by the ELEKOM Shareholders or by the Company or Clarus CSA upon the exchange of shares of ELEKOM Common Stock or ELEKOM Preferred Stock for Company Common Stock.

  The Merger must also be approved by the affirmative vote of two-thirds of each class and series of the outstanding capital stock of ELEKOM. Pursuant to an agreement with the Company, ELEKOM Shareholders who hold 100% of the outstanding shares of Series A Stock, 67% of the outstanding shares of Series B Stock and 49% of the outstanding shares of ELEKOM Common Stock have agreed to vote for approval of the Agreement. Accordingly, approval of the Merger by the holders of Series A Stock and Series B Stock is assured.

 Additional Conditions to the Company's Obligations to Effect the Merger

  The obligations of the Company to complete the Merger are subject to the satisfaction of the additional conditions on or before the Effective Time, unless specifically waived in writing by the Company before the Effective
Time:

    (i) The Company must have received, at its expense, a legal opinion as to certain intellectual property matters;

    (ii) The Company must have received from those affiliates of ELEKOM as it determines necessary a letter of undertaking acknowledging the restrictions imposed by the federal securities laws on the shares of Company Common Stock to be received by such persons and agreeing to be bound by such restrictions and, in the case of the letters from each of the holders of ELEKOM Preferred Stock and Mr. Behar, agreeing not to sell or otherwise dispose of any shares of Company Common Stock on or before the earlier of October 1, 1999, or the nine month anniversary of the Closing and not to engage in any short sales of Company Common Stock; and

    (iii) The Company must have entered into employment agreements with certain designated ELEKOM employees, including Mr. Behar (see "--Effect on Employees, Employee Benefit Plans and Stock Options" and "--Interests of Certain Persons in the Merger").

TERMINATION; AMENDMENT

 Termination

  The Agreement may be terminated at any time before Closing:

    (i) By the mutual written consent of ELEKOM and the Company;

    (ii) By either party (if it is not then in breach of any term of the Agreement), if the other party fails to perform its agreements required to be performed by or on the Closing or breaches any of its representations or warranties, and the failure or breach is not cured within ten days after the terminating party has notified the other party of its intent to terminate the Agreement pursuant to this provision;

    (iii) By either party, if there is any order of any court or governmental or regulatory agency binding on ELEKOM or the Company that prohibits or restrains ELEKOM or the Company from consummating the transactions contemplated by the Agreement;

    (iv) By either party, if the Closing has not occurred by November 15, 1998, for any reason other than delay or nonperformance of the party seeking termination;

    (v) By either party, if the average closing sales price of the Company Common Stock as reported by the Nasdaq/NMS for any 10 consecutive trading days is less than $5.00 per share;

    (vi) By ELEKOM, if the Closing Price of the Company Common Stock is less than $5.75; or

    (vii) By either party, if the Closing Price of the Company Common Stock is less than $5.00.

  Termination of the Agreement as described above would terminate all obligations of the parties thereunder, except for certain obligations with respect to expenses, publicity and confidentiality, the Company's obligation to make the minority investment described below, and except that termination on the basis of a failure to perform or a breach of a representation or warranty would not relieve the defaulting or breaching party from any liability to the other party.

 Minority Investment

  Pursuant to the Agreement, the Company has placed $2.0 million in an escrow account. If the Merger is not completed by November 15, 1998, due to either the Company's nonfulfillment of certain conditions to ELEKOM's obligations to complete the Merger (other than the conditions concerning the absence of litigation preventing the Merger, the obtaining of required consents or the receipt of a tax opinion) or ELEKOM's termination of the Agreement based on the market price of the Company Common Stock being less than $5.00, then ELEKOM will be entitled to receive the $2.0 million from escrow as a non-interest bearing bridge loan. This loan will be converted into shares of ELEKOM Preferred Stock by the later of December 31, 1998, or 90 days after the nonfulfillment of the condition to ELEKOM's obligations. If ELEKOM has completed a Series C Preferred Stock financing involving one or more investors who were not ELEKOM Shareholders on the date of the Agreement and has raised a minimum of $4.0 million in capital as a result of such financing (including the Company's $2.0 million), the loan will be converted into shares of Series C Stock on the same terms offered to such investors; otherwise, it will be converted into shares of Series B Stock on the same price, terms, rights and preferences as previously issued. The Company shall be entitled to designate one person to ELEKOM's Board of Directors as long as it continues to own the preferred shares.

 Termination Fee

  If the Merger is not completed by November 15, 1998, due to ELEKOM's nonfulfillment of certain conditions to the Company's obligations to complete the Merger (other than the conditions concerning the absence of litigation preventing the Merger, the effectiveness of the Registration Statement, or the employment of current ELEKOM employees other than Mr. Behar), then ELEKOM will reimburse the Company for two-thirds of the amount of all legal, accounting, investment banking, appraisal, Commission, NASDAQ/NMS and printing costs and expenses incurred by the Company in connection with the negotiation and preparation of the Agreement and related documents and the other actions of the Company required to be taken thereunder, up to a maximum reimbursement of $500,000. Such reimbursement would be made in the form of a credit by ELEKOM against future license fees owed or to be owed by the Company under the OEM Agreement, including minimum payments due thereunder. Any such credit against future license fees would be applied to fees owing for the 1999 calendar year in the amount of 25% of the total credit per quarter.

 Amendment

  Any waiver, amendment, modification or supplement of or to any term or condition of the Agreement can be effective only if in writing and signed by both ELEKOM and the Company. The Agreement provides that ELEKOM and the Company have waived the right to amend orally the terms of this requirement.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The following is a summary of the material federal income tax consequences of the Merger to the holders of ELEKOM capital stock and certain additional tax consequences of the Merger. The discussion does not address all aspects of U.S. federal income taxation that may be material to shareholders in connection with the Merger in light of their particular status or circumstances, including, without limitation, foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons whose shares are subject to employment-related restrictions, persons subject to the alternative minimum tax and persons in whose hands the ELEKOM capital stock does not represent a capital asset. This discussion and the opinion of Perkins Coie LLP, tax counsel to ELEKOM ("Tax Counsel"), described below is based on the Code, the Treasury Regulations proposed or promulgated thereunder and administrative interpretations as in effect on the date hereof and judicial precedents relating thereto, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax considerations discussed herein. The discussion below addresses neither the effect of any applicable state, local or foreign tax laws, nor the effect of any federal tax laws other than those pertaining to the U.S. federal income tax. HOLDERS OF ELEKOM CAPITAL STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR TAX CIRCUMSTANCES AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

  Qualification as a Reorganization. ELEKOM has received an opinion from Tax Counsel that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The opinion of Tax Counsel also describes the material federal income tax consequences resulting from the treatment of the Merger as a reorganization for an ELEKOM Shareholder as summarized below. See "--Material Federal Income Tax Consequences of the Merger for ELEKOM Shareholders." In rendering its opinion regarding the Merger, Tax Counsel has relied upon certain assumptions, including the assumptions described below, and has received and relied upon representations contained in certificates of ELEKOM, Clarus CSA, and the Company.

  Tax Counsel's opinion neither binds the IRS nor precludes the IRS from adopting a contrary position. An opinion of counsel only represents such counsel's best legal judgment and has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues. The parties will not request a ruling from the IRS in connection with any of the federal income tax considerations of the Merger.

  Continuity of Interest Requirement for a Reorganization and Related Assumptions. To qualify as a reorganization for federal income tax purposes, the Merger must satisfy certain requirements, including the "continuity of interest" requirement. To satisfy the "continuity of interest" requirement, the portion of the total Merger Consideration that must constitute stock in the Company must be sufficient to give the ELEKOM Shareholder a substantial ongoing equity interest in the business of ELEKOM being conducted by the Company after the Merger. The precise percentage of acquiring corporation stock that constitutes a "substantial" equity interest for these purposes is not known. However, the IRS has established a safe harbor under which the continuity requirement is deemed satisfied if the value of the acquiring corporation stock received in the reorganization equals or exceeds 50% of the aggregate value of the acquired corporation's stock at the time of the reorganization.

  In connection with the continuity of interest requirement, Tax Counsel has assumed that the portion of the total Merger Consideration (including for purposes of Tax Counsel's opinion and this entire "Material Federal Income Tax Consequences" discussion and, except as expressly noted, the "Risk of Taxable Transaction" discussion, amounts paid out of the advances made pursuant to
Section 4.6 of the Merger Agreement and amounts used to repurchase stock from employees of ELEKOM pursuant to buyback rights contained in employment related agreements governing the stock issued to those employees (the "ELEKOM Buyback Provisions"), based on value at the Effective Time, received by the ELEKOM Shareholders constituting Company Common Stock will not be less than 50%. The Company has represented that there will be no consideration, arrangements or payments (other than amounts payable pursuant to the ELEKOM Buyback Provisions would be so considered) that would increase the non-Company Common Stock percentage of the total value of the Merger Consideration above the percentage determined solely by reference to the stock and cash consideration provided in Sections 1.1 and 1.7 of the Agreement. It is likely that amounts paid pursuant to the ELEKOM Buyback Provisions will be considered a cash portion of the total Merger Consideration. It is also possible that the remaining portion of the advances made pursuant to Section 4.6 of the Agreement will be so considered. If, for any reason, including, but not limited to, the price per share of the Company Common Stock at the Effective Time, treatment of the advances under Section 4.6 of the Agreement, or the inaccuracy of the representation by the Company regarding other consideration, arrangements or payments, the value of the stock portion of the total Merger Consideration were to fall below 50% but not below 40%, Tax Counsel believes that the Merger should still qualify as a reorganization but cannot give any assurances that the Internal Revenue Service will not challenge the Merger. If for any reason the stock portion of the total Merger Consideration were to fall below 40%, Tax Counsel believes that there would be a significant risk that the Merger would not qualify as a reorganization, and in that case it could not render a favorable opinion on the reorganization status of the Merger for federal income tax purposes.

  In January 1998, the IRS published final regulations that generally eliminate any requirement under the continuity of interest test that shareholders of an acquired corporation retain any stock issued in a reorganization transaction such as the Merger. However, if the Company were involved in a plan to redeem or otherwise reacquire Company Common Stock issued to ELEKOM Shareholders in the Merger, such dispositions could affect the eligibility of the Merger as a reorganization for federal income tax purposes. The Company has represented to Tax Counsel that neither it nor any related party has any plan to redeem, acquire or make any extraordinary distribution with respect to the Company Common Stock issued in the Merger.

  Material Federal Income Tax Consequences of the Merger for ELEKOM Shareholders. Assuming that the Merger qualifies as a reorganization, Tax Counsel is of the opinion that the following are the material federal income tax consequences for a ELEKOM Shareholder as a result of the Merger:

    (i) No gain or loss will be recognized by an ELEKOM Shareholder as a result of the Merger with respect to ELEKOM capital stock converted solely into Company Common Stock.

    (ii) The tax basis of Company Common Stock received by a shareholder in the Merger will equal the tax basis of that shareholder in the ELEKOM capital stock surrendered by that shareholder in the Merger, decreased by any basis allocable to fractional share interests in Company Common Stock for which cash is received and any other cash received by that shareholder in exchange for ELEKOM capital stock and increased by any gain recognized by such shareholders in the Merger.

    (iii) The holding period of the Company Common Stock received in the Merger will include the period during which the shareholder held the ELEKOM capital stock, assuming such ELEKOM capital stock is held as a capital asset at the Effective Time.

    (iv) ELEKOM Shareholders who receive cash upon the exercise of dissenter rights or receive cash (including amounts payable pursuant to the ELEKOM Buyback Provisions) as their entire Merger Consideration will recognize gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the basis of the ELEKOM capital stock surrendered in the Merger. Any gain or loss recognized will be capital gain or loss, provided that such share of ELEKOM capital stock is held as a capital asset at the Effective Time and the receipt of cash is not essentially equivalent to a dividend. Furthermore, such gain or loss will be a long-term capital gain or loss if such share of ELEKOM capital stock has been held for more than 12 months. Any Company Common Stock received by a holder of ELEKOM Preferred Stock may be treated as taxable ordinary income to the extent received for accrued but unpaid dividends or as a liquidation preference.

    (v) Any ELEKOM Shareholder who receives some cash (including amounts payable pursuant to the ELEKOM Buyback Provisions) and some Company Common stock in the Merger will recognize gain in an amount equal to the lesser of the cash received or the gain realized with respect to all of their ELEKOM stock. In contrast with the situation in which a shareholder receives only cash for their entire Merger Consideration, this means that a shareholder may have to pay tax with respect to all cash received by that shareholder without reduction by the basis in the ELEKOM capital stock surrendered for the cash if the gain realized with respect to all ELEKOM capital stock surrendered by that shareholder (for both cash and Company Common Stock) equals or exceeds the cash received. Such gain will be capital gain provided that such share of ELEKOM capital stock was held as a capital asset at the Effective Time and the receipt of cash is not essentially equivalent to a dividend. No loss may be recognized by any such shareholder.

    (vi) The receipt of cash in lieu of a fractional share will be treated as if the ELEKOM Shareholders had received the fractional share and then received cash in redemption of that share, resulting in the recognition of gain or loss. Such gain or loss will be treated as capital gain or loss provided that such share of ELEKOM capital stock was held as a capital asset at the Effective Time and the receipt of cash is not essentially equivalent to a dividend.

    (vii) No gain or loss will be recognized by ELEKOM as a result of the Merger.

  With respect to gain realized as a result of the receipt of cash from escrowed funds, ELEKOM Shareholders should consult with their own tax advisers to determine if installment method reporting is available with respect to such gain.

  Certain Additional Tax Consequences of the Merger. As a result of the Merger, the taxable year of ELEKOM will end for federal income tax purposes as of the close of business on the Effective Date and ELEKOM will be required to file a final federal income tax return for its taxable year ending on such date. As a result of the Merger, ELEKOM will experience an ownership change as defined in Section 382(g) of the Code with the result that any tax credit carryforwards, NOL carryovers, capital loss carryforwards or built-in deductions may become subject to the limitations on use provided by Sections 382 and 383 of the Code. In addition, the Merger may result in the imposition of certain consolidated return limitations on the ability of the ELEKOM consolidated return group to utilize any ELEKOM tax credit carryovers, NOL carryovers, capital loss carryforwards or built-in deductions pursuant to the Treasury Regulations under Section 1502 of the Code. If any of the proceeds of the interim funding to be provided by the Company to ELEKOM pursuant to
Section 4.6 of the Agreement were to be distributed to or otherwise accrue to the benefit of the ELEKOM Shareholders, the funding could give rise to taxable income for the shareholders or affect Tax Counsel's opinion as to the qualification of the Merger as a reorganization. ELEKOM has represented to its shareholders that the interim funding will be used for business purposes by ELEKOM and not for shareholder purposes (other than to the extent any amounts payable pursuant to the ELEKOM Buyback Provisions were so considered.

  Consequences of Failure to Qualify as a Tax-Free Reorganization. A successful IRS challenge to the reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in ELEKOM being treated as having sold its assets in a taxable sale and then as having distributed the proceeds to the shareholders in redemption of their stock. In such event, each holder of ELEKOM capital stock would recognize gain or loss with respect to each share of ELEKOM capital stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, at the Effective Time, of the Company Common Stock received in exchange therefor plus any cash payable pursuant to the Agreement. In such event, a shareholder's aggregate basis in the Company Common Stock so received would equal its fair market value, and the shareholder's holding period for such stock would begin the day after the Effective Time. As the successor to ELEKOM's liabilities, Clarus CSA would be responsible for the corporate (as opposed to shareholder) level tax liabilities.

  Assumptions made by Tax Counsel; Reissuance of Tax Opinion. Tax Counsel's opinion is based on certain factual assumptions and the accuracy of the representations as indicated above. In addition to the assumptions above, the following assumptions, among others, have been made by Tax Counsel: (i) the Merger will be consummated in accordance with the Agreement; (ii) substantially all of ELEKOM's assets will be acquired by Clarus CSA in the Merger, and (iii) after the Effective Time the Company intends to continue the historic business of ELEKOM or use a significant portion of its business assets in a business. Assuming the continuing accuracy of the foregoing assumptions and representations as of the Effective Time and no change in the Code, the Treasury Regulations proposed or promulgated thereunder, or any other administrative or judicial interpretations thereof after the date hereof and on or before the Effective Time, the opinion of Tax Counsel will be reissued by Tax Counsel as of the Effective Time.

ACCOUNTING TREATMENT

  It is anticipated that the Merger will be accounted for as a purchase business combination. See "Pro Forma Condensed Financial Statements."

  The Company's allocation of the purchase price in the Merger will result in the allocation of $14.0 million as in-process acquired research and development which, under generally accepted accounting principles, will be expensed upon completion of the Merger.

RESALE OF THE COMPANY'S COMMON STOCK

  The shares of the Company Common Stock to be issued to ELEKOM Shareholders in the Merger have been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with ELEKOM (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors and 10% shareholders) at the time of the ELEKOM Meeting. Affiliates may not sell shares of Company Common Stock acquired by them in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or another applicable exemption from the Securities Act registration requirements.

  Each person whom ELEKOM reasonably believes to be an affiliate of ELEKOM has delivered to the Company a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any the Company's Common Stock to be received by such person in connection with the Merger, except in compliance with the Securities Act; and the rules and regulations of the SEC promulgated thereunder.

  In addition, the holders of ELEKOM Preferred Stock and Norman N. Behar will be subject to a lock-up agreement pursuant to which each has agreed not to sell any Company Common Stock received by such Shareholder in connection with the Merger before the earlier of (i) the nine month anniversary of the Effective Time, or (ii) October 1, 1999.

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

DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING THE MERGER

  The officers and directors of the Company will remain the same following the Merger. Following the Merger, Norman N. Behar will serve as Executive Vice President of Clarus CSA, pursuant to the terms of an employment agreement with Clarus CSA with a termination date of March 31, 1999. The Company has agreed, subject to the exercise by the Company's Board of its fiduciary duties, to nominate Mr. Behar for election as a director of the Company at the Company's next annual stockholders' meeting. The Agreement provides that Mr. Behar shall have board observation rights until the time he is elected to the Company's Board. If Mr. Behar is elected to the Company's Board and his term expires before June 30, 2000, he will maintain board observation rights until June 30, 2000.

  Mr. Behar, age 35, has served as President and Chief Executive Officer of ELEKOM since January 1998. Prior to joining ELEKOM in January 1998, Mr. Behar served from January1996 to December1998 as President and Chief Executive Officer of Catapult, Inc., a leading provider of personal computer training services. From April 1991 to December 1995, Mr. Behar was Chief Operating Officer of Catapult, Inc.

EXPENSES AND FEES

  The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, and counsel. In the event that ELEKOM's expenses in connection with the transactions contemplated by the Agreement exceed $150,000, such expenses in excess of $150,000 will be payable from the cash received by ELEKOM in the Merger.

RIGHTS OF DISSENTING ELEKOM SHAREHOLDERS

  If the Merger occurs, ELEKOM Shareholders are entitled to dissenters' rights under Chapter 23B.13 of the WBCA in connection with the Merger. The Company's stockholders are not entitled to dissenters' rights in connection with the Merger.

  The following discussion is not a complete statement of the law pertaining to dissenters' rights under the WBCA and is qualified in its entirety by reference to the full text of Chapter 23B.13 of the WBCA, which is attached to this Prospectus as Appendix C. Any shareholder of ELEKOM who wishes to exercise, or to preserve his or her right to exercise, dissenters' rights should review the following discussion and Appendix C carefully, because failure to timely and properly comply with the specified procedures will result in the loss of dissenters' rights under the WBCA.

  Under the WBCA, ELEKOM Shareholders have the right to dissent with respect to the Merger and, subject to certain conditions, may require purchase of their shares for cash based upon the "fair value" of those shares in lieu of the consideration provided for in the Agreement. Under the WBCA, the "fair value" of dissenting shares means the value of the shares of ELEKOM immediately before the Effective Time of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable. The "fair value" could be more than, equal to or less than the Merger Consideration. In the event the dissenting shareholder and the corporation cannot agree on the "fair value" of the dissenter's shares, "fair value" may ultimately be determined by a court in an appraisal proceeding.

  Each shareholder owner asserting dissenters' rights must assert such rights with respect to all shares that such shareholder beneficially owns or of which such shareholder has power to direct the vote, and such shareholder must submit to ELEKOM, with or prior to such shareholder's assertion of dissenters' rights, the record shareholder's written consent to such dissent. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in such shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies ELEKOM in writing of the name and address of each person on whose behalf such shareholder asserts dissenters' rights. To properly exercise dissenters' rights with respect to the Merger and to be entitled to payment under the WBCA, an ELEKOM dissenting shareholder

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

(i) must deliver to ELEKOM, before the vote on the Merger is taken, written notice of such shareholder's intent to demand payment for such shareholder's shares if the Merger occurs and (ii) must not vote such shareholder's shares in favor of the Merger. Such notice should be delivered to ELEKOM at its principal executive offices, located at 500 108th Avenue NE, Suite 1400, Bellevue, Washington 98004, Attention: Corporate Secretary. A shareholder who does not satisfy both of these requirements will not be entitled to dissenters' rights. Thus, any ELEKOM Shareholder who wishes to dissent and who executes and returns a proxy on one of the accompanying forms must specify that such holder's shares are to be voted against the Merger or that the proxy holder should abstain from voting such holder's shares in favor of the Merger. A VOTE AGAINST THE MERGER IS NOT A PROPER EXERCISE OF DISSENTERS' RIGHTS. If the shareholder returns a proxy without voting instructions, or with instructions to vote in favor of the Merger, such holder's shares will automatically be voted in favor of the Merger, and the shareholder will lose any dissenters' rights.

  If the Merger is approved by the ELEKOM Shareholders, ELEKOM will send a written dissenter's notice not later than 10 days after the Effective Time to each ELEKOM dissenting shareholder who satisfied the requirements of (i) and
(ii) above, (i) stating where such shareholder must send his or her written payment demand, (ii) stating where and when certificates representing ELEKOM capital stock must be deposited, (iii) containing a form for demanding payment, which requires that the dissenter certify whether or not he or she acquired beneficial ownership before the first public announcement of the Merger on August 31, 1998, and (iv) setting a date by which such written payment demand must be received, which date may not be less than 30 nor more than 60 days after the dissenter's notice is delivered. Such notice must be accompanied by a copy of Chapter 23B.13 of the WBCA. An ELEKOM Shareholder who does not demand payment, certify that such shareholder acquired the shares before August 31, 1998, and deposit his or her shares within the time provided by such notice will not be entitled to dissenters' rights.

  ELEKOM shall pay to each ELEKOM dissenting shareholder who complies with the procedures described above, within 30 days after the Effective Time, the amount that ELEKOM estimates to be the fair value of such dissenter's shares, plus accrued interest. ELEKOM will provide, along with such payment, certain financial information, including ELEKOM's balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, and statement of changes in shareholders' equity for its last fiscal year and ELEKOM's latest available interim financial statements, an explanation of how the accrued interest was calculated, and certain other information. ELEKOM may elect; however, to withhold such payment from any dissenter who was not the beneficial owner of the shares of ELEKOM capital stock as to which dissenters' rights are asserted before the date of first public announcement of the Merger on August 31, 1998. Any dissenting shareholder who is dissatisfied with such payment or such offer may, within 30 days after such payment or offer for payment, notify ELEKOM in writing of such shareholder's estimate of fair value of his or her shares and the amount of interest due, and demand payment thereof if:

    (a) The dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

    (b) ELEKOM fails to make payment within 60 days after the date set for demanding payment; or

    (c) The Merger is not effected, and ELEKOM does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set forth for demanding payment.

  If any ELEKOM dissenting shareholder's demand for payment is not settled within 60 days after receipt by ELEKOM of such shareholder's payment demand (as described above), the WBCA requires that ELEKOM commence a proceeding in the Superior Court of King County, Washington, and petition the court to determine the fair value of the shares and accrued interest, naming all ELEKOM dissenting shareholders whose demands remain unsettled as parties to the proceeding. If ELEKOM does not commence such proceeding within the 60-day period, it will pay each dissenter whose demand remains unsettled the amount demanded. If ELEKOM commences a proceeding in timely fashion, but the court determines that a shareholder has not complied with the requirements of the WBCA, the shareholder shall be dismissed as a party. The court may appoint one or more persons as appraisers to receive evidence and recommend the fair value of the shares. The dissenters will be entitled to the same discovery rights as parties in other civil actions. Each dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus accrued interest, exceeds the amount paid by ELEKOM.

  Court costs and approval fees generally will be assessed against ELEKOM, except that the court may assess such costs against some or all of the dissenters to the extent that the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts that the court finds equitable: (i) against ELEKOM, if the court finds that it did not substantially comply with provisions of the WBCA concerning dissenter's rights and (ii) against either the dissenter or ELEKOM, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees should not be assessed against ELEKOM, the court may award to such counsel reasonable fees to be paid out of the amounts awarded to dissenters who benefitted from the proceedings.

  If the Merger is not effected within 60 days after the date set for demanding payment and depositing share certificates, ELEKOM shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Employee benefits and Option Grants. Employees of ELEKOM who become employees of Clarus CSA will be eligible to receive awards of stock options under the Company's 1998 Stock Option Plan.

  Employment Agreements. Clarus CSA will enter into an employment agreement with Norman N. Behar pursuant to which Mr. Behar will serve as Executive Vice President of Clarus CSA following the Effective Time and until March 31, 1999. Clarus CSA will also enter into employment agreements with Wayne Burns, Chief Financial Officer of ELEKOM, Ona Karasa, Vice President Development of ELEKOM and Todd Ostrander, Vice President Marketing of ELEKOM. None of the key executives of ELEKOM currently serve pursuant to the terms of an employment agreement with ELEKOM.

  Registration Rights Agreement. The Company has agreed to enter into a Registration Rights Agreement with the holders of ELEKOM Preferred Stock and Mr. Behar pursuant to which the Company will agree, subject to certain limitations, to include the Company Common Stock owned by such Shareholders in any future registration of the Company's securities. See--"Registration Rights Agreement."

  As of the Record Date, the directors and executive officers of ELEKOM
beneficially owned           shares of the Company's Common Stock.

  Acceleration Under Option Plan. Pursuant to the terms of ELEKOM's 1996 Stock Option Plan, immediately prior to the Merger, 50% of all unvested shares subject to option awards shall immediately become exercisable, and all remaining unexercisable shares shall be canceled. Holders of options to purchase ELEKOM Common Stock will be given an opportunity to exercise of such accelerated shares, subject to consummation of the Merger, in advance of the Closing. On the date of this prospectus, ELEKOM had issued and outstanding 926,603 shares of ELEKOM Common Stock that were issued upon exercise of unvested option awards and are subject to repurchase. It is anticipated that, after the acceleration of vesting in accordance with the plan, approximately 333,851 of such shares will remain subject to repurchase (assuming that the Closing occurs on or about November 17, 1998). The Company currently intends to repurchase all such unvested shares. In addition, the ELEKOM Board intends to accelerate all of the unvested shares subject to option awards granted to Messrs. Wayne Burns and Jonathan Lazarus prior to the Effective Time of the Merger.

SHAREHOLDERS' VOTING AGREEMENTS

  Concurrently with the execution of the Agreement, ELEKOM, the holders of ELEKOM Preferred Stock and Messrs. Behar and Burns entered into a Voting Agreement, pursuant to which each ELEKOM preferred shareholder and Messrs. Behar and Burns have agreed to vote 49% of all shares of ELEKOM Common Stock, 100% of Series A Stock and 67% of Series B Stock that such shareholders have the right to vote in favor of approval of the Merger and the Agreement. Pursuant to the Voting Agreement, such shareholders have also acknowledged the applicability of the resale restrictions imposed by Rule 145 promulgated under the Securities Act on the Company Common Stock to be received by them in the Merger.

REGISTRATION RIGHTS AGREEMENT

  To induce the holders of ELEKOM Preferred Stock and Mr. Behar to sign the Voting Agreement, the Company has agreed to enter into a registration rights agreement (the "Registration Rights Agreement") with such shareholders prior to the Effective Time. The Registration Rights Agreement provides that, subject to certain limitations, if at any time or from time to time during the term of the Registration Rights Agreement the Company registers any of its securities, whether for its own account or for the account of a holder or holders of the Company securities (other than a registration relating solely to an employee benefit plan or transaction to which Rule 145 promulgated under the Securities Act applies), the Company will include in such registration, and in any underwriting involved therein, the Company Common Stock to be issued to such shareholders in connection with the Merger. The Registration Rights Agreement will terminate on the earlier of (i) two years following the Effective Time and (ii) such time as no ELEKOM Shareholder that is a party thereto owns any of the Company Common Stock issued to such shareholder in connection with the Merger. The Registration Rights Agreement also contains usual and customary terms for such agreements.

EFFECT ON EMPLOYEES, EMPLOYEE BENEFIT PLANS AND STOCK OPTIONS

 ELEKOM Employees

  The Agreement provides that the Company will enter into employment agreements with the following ELEKOM employees: Norman Behar, Wayne Burns, Ona Karasa, and Todd Ostrander. See "Interests of Certain Persons in the Merger."

 Employee Benefits

  ELEKOM has agreed that, before the Merger, it will convert the ELEKOM 401(k) Plan from a "standardized" prototype plan to a "non-standardized" prototype plan, with terms that are substantially similar to those of the "standardized" prototype plan as adopted by ELEKOM.

  With respect to each individual who is employed by ELEKOM or any of its subsidiaries immediately before the Effective Time and who becomes employed by the Company or any of its subsidiaries as of the Effective Time or as the result of the Merger ("Continuing Employees"), the Company has agreed as follows:

  Welfare Benefit Plans. The Company will terminate the group medical, dental, vision, life insurance, supplemental life insurance, short-term disability, long-term disability, accidental death and dismemberment and Section 125 (cafeteria) plans and all other employee benefit plans, policies, programs, arrangements or payroll practice sponsored by ELEKOM effective December 31, 1998. As of January 1, 1999, Continuing Employees and their eligible dependents will be eligible to participate in the group medical, dental, life insurance, supplemental life insurance, short-term disability, long-term disability, accidental death and dismemberment and Section 125 plans and all other employee benefit, policy, program, arrangement or payroll practices sponsored by the Company or its subsidiaries (the "Company Group Plans"). The Company and its subsidiaries will waive, with respect to Continuing Employees and their eligible dependents, any pre-existing condition limitations and eligibility waiting periods under the Company Group Plans. The Company does not provide vision care benefits to its employees and does not intend to provide vision care benefits to Continuing Employees.

  The Company's Group Health Plan. The amount of the annual premium for which a Continuing Employee is responsible for paying (the "Annual Employee Premium") for coverage of the Continuing Employee and his or her eligible dependents under the Company's medical plan will be determined by the Company and the insurer or insurers under the medical plan. To the extent that the Annual Employee Premium in effect on January 1, 1999, charged to a Continuing Employee for coverage of the Continuing Employee and dependents under the Company's medical plan exceeds the amount of the Annual Employee Premium in effect on December 31, 1998, charged to the Continuing Employee for coverage of under the ELEKOM medical plan, the Company will increase the annual salary of the Continuing Employee, effective as of January 1, 1999, in an amount equal to the difference in the Annual Employee Premium.

  401(k) Plan. The Company will merge ELEKOM's 401(k) plan into the Company's 401(k) plan effective December 31, 1998. The account of each Continuing Employee participating in ELEKOM's 401(k) plan will become fully vested at the Effective Time. Each Continuing Employee who was a participant in ELEKOM's 401(k) plan on December 31, 1998, will be eligible to participate in the Company's 401(k) plan on January 1, 1999. For purposes of vesting, each Continuing Employee's service with ELEKOM and its subsidiaries and affiliates before the Effective Time will be treated as service with the Company and its subsidiaries.

  Any new employee hired by Clarus CSA after the Effective Time but before January 1, 1999 will be eligible to participate in the Company Group Plans and the Company's 401(k) plan in accordance with the terms of those plans and will not be eligible to participate in ELEKOM's group plans or 401(k) plan.

 Stock Options

  The Agreement provides that there will be no options to acquire ELEKOM stock outstanding at Closing. Pursuant to the terms of ELEKOM's 1996 Stock Option Plan, immediately prior to the Merger, 50% of all unvested shares subject to option awards shall immediately become exercisable, and all remaining unexercisable shares shall be canceled. Holders of options to purchase ELEKOM Common Stock will be given an opportunity to exercise of such accelerated shares, subject to consummation of the Merger in advance of the Closing. ELEKOM currently has issued and outstanding 926,603 shares of ELEKOM Common Stock that were issued upon exercise of unvested option awards and are subject to repurchase. It is anticipated that, after the acceleration of vesting in accordance with the plan, approximately 333,851 of such shares will remain subject to repurchase (assuming that the Closing occurs on or about November 17, 1998). The Company currently intends to repurchase all such unvested shares.

 Warrants

  In connection with a recent bank financing, ELEKOM issued to SVB the Warrant to purchase up to 14,676 shares of Series B Stock in the event that ELEKOM draws on its line of credit with SVB. Currently, ELEKOM has no outstanding borrowings under the line of credit, so the Warrant has not been issued. If ELEKOM issues the Warrant and SVB does not exercise the Warrant prior to the Closing Date, then, at the election of SVB, ELEKOM may be required to purchase the unexercised portion of the Warrant for cash equal to (i) the fair market value of any consideration that would have been received by SVB in consideration of the shares SVB would have received if it had exercised the Warrant immediately before the record date for determining the shareholders entitled to participate in the proceeds of the Merger, minus (ii) the aggregate exercise price of the shares subject to the Warrant.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

THE COMPANY'S MARKET PRICES

  The Company Common Stock has been listed on the Nasdaq/NMS under the symbol "SQLF" from May 26, 1998, the effective date of the Company's initial public offering. On August 28, 1998, the Company changed its name to Clarus Corporation and effective September 2, 1998 changed its Nasdaq/NMS symbol from "SQLF" to "CLRS." Prior to May 26, 1998, there was no established trading market for the Company Common Stock. The following table sets forth, for the indicated periods, the high and low closing sales prices for the Company Common Stock as reported by the Nasdaq/NMS for quarters since May 26, 1998.

                                                                   SALES PRICE
                                                                  -------------
      CALENDAR PERIOD                                              HIGH   LOW
      ---------------                                             ------ ------
      1998
        Second Quarter (beginning May 27, 1998).................. $10.00 $7.625
        Third Quarter ........................................... $ 9.62 $ 3.50
        Fourth Quarter (through October 27, 1998)................ $ 5.87 $ 2.53

ELEKOM STOCK PRICES

  ELEKOM is privately held, and there is no public market of shares of ELEKOM Stock. As a result, ELEKOM Stock is not quoted on Nasdaq/NMS or any stock exchange.

RECENT PRICES

  The last sale price of the Company Common Stock on August 31, 1998, the last trading day before public announcement of the proposed Merger as reported on the Nasdaq/NMS was $5.31. On October 27, 1998, the last day on which the Company Common Stock was traded prior to the mailing of this Proxy Statement/Prospectus, the last reported sales price of the Company Common Stock as reported on the Nasdaq/NMS was $5.62 per share. ELEKOM Shareholders are urged to obtain current market quotations.

DIVIDENDS

  The Company has not paid any dividends to its stockholders. The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate that it will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board and will depend upon, among other things, the Company's results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on payment of dividends, and other factors the Company's Board deems relevant. In addition, the Company's line of credit prohibits the payment of dividends without prior lender approval. ELEKOM has not paid its shareholders any cash dividends and does not anticipate paying any dividends in the foreseeable future.

STOCKHOLDERS OF RECORD

  As of the Record Date, there were approximately 106 holders of record of the Company's Common Stock and 32 holders of record of ELEKOM Stock.

  The number of shares of Company Common Stock owned by beneficial owners of more than 5% of the Company Common Stock, the Company's Board and all directors and officers of the Company as a group will not change following the Merger. Each such person's percentage beneficial ownership, however, will be deceased. See "Company Principal Stockholders." The Company has no present commitment to such persons with respect to the issuance of shares of Company Common Stock other than issuances pursuant to the exercise of stock options.

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma condensed combined balance sheet as of June 30, 1998, was prepared as if the Merger occurred on such date. The following unaudited condensed combined statements of operations give effect to the Merger as of the beginning of the periods presented. The unaudited pro forma condensed combined statements of operations do not purport to represent what the Company's results of operations actually would have been if the Merger had occurred as of such date or what such results will be for any future periods.

  The unaudited pro forma condensed combined financial statements are derived from the historical financial statements of the Company and ELEKOM and the assumptions and adjustments described in the accompanying notes. The Company and ELEKOM believe that all adjustments necessary to present fairly such unaudited financial information have been made. The unaudited pro forma financial data should be read in conjunction with the consolidated financial statements and the accompanying notes thereto of the Company and ELEKOM appearing elsewhere in the Proxy Statement/Prospectus. The unaudited pro forma condensed consolidated financial statements do not reflect any cost savings or other economic efficiencies resulting from the Merger.

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 JUNE 30, 1998
                                (IN THOUSANDS)

                                                               PRO FORMA      PRO
                  ASSETS                    COMPANY  ELEKOM   ADJUSTMENTS    FORMA
                  ------                    -------  -------  -----------   -------
Current assets:
  Cash..................................... $26,090  $ 1,467    $(8,700)(a) $18,857
  Accounts receivable, net.................   5,818      114                  5,932
  Prepaid and other current assets.........     354        1                    355
                                            -------  -------    -------     -------
      Total current assets.................  32,262    1,582     (8,700)     25,144
Property and equipment, net................   2,069      477                  2,546
Other assets:
  Intangible assets, net...................   5,508      -0-      1,584 (b)   7,092
  Acquired in process research and
   development.............................     -0-      -0-     14,000 (b)     -0-
                                                                (14,000)(b)
  Deposits and other long-term assets......     186       40                    226
                                            -------  -------    -------     -------
      Total assets......................... $40,025  $ 2,099    $(7,116)    $35,008
                                            =======  =======    =======     =======
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Current liabilities:
  Note payable............................. $   969  $   -0-    $           $   969
  Accounts payable and accrued liabilities.   5,062      662                  5,724
  Deferred revenue.........................   5,878      180                  6,058
  Current maturities of long-term debt.....     264      116                    380
                                            -------  -------    -------     -------
      Total current liabilities............  12,173      958                 13,131
Noncurrent liabilities:
  Deferred revenue.........................   3,355      -0-                  3,355
  Long-term debt, net of current
   maturities..............................     375       24                    399
  Other non-current liabilities............      65      -0-                     65
                                            -------  -------    -------     -------
      Total liabilities....................  15,968      982                 16,950
Stockholders' equity:
  Convertible preferred stock..............     -0-       52        (52)(c)     -0-
  Common stock.............................       1        9          1 (d)       2
                                                                     (9)(c)
  Additional paid in capital...............  51,354   11,124      8,000 (d)  59,354
                                                                (11,124)(c)
  Accumulated deficit...................... (28,058) (10,068)   (14,000)(b) (42,058)
                                                                 10,068 (c)
  Warrants.................................   1,440      -0-                  1,440
  Less treasury stock, at cost.............      (2)     -0-                     (2)
  Deferred compensation....................    (678)     -0-                   (678)
                                            -------  -------    -------     -------
      Total stockholders' equity...........  24,057    1,117     (7,116)     18,058
                                            -------  -------    -------     -------
      Total liabilities and stockholders'
       equity.............................. $40,025  $ 2,099    $(7,116)    $35,008
                                            =======  =======    =======     =======

   See notes to unaudited pro forma condensed combined financial statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                         PRO FORMA      PRO
                                    COMPANY   ELEKOM    ADJUSTMENTS    FORMA
                                    -------  ---------  -----------   --------
Revenues:
  License fees..................... $13,506  $     -0-    $           $ 13,506
  Services fees....................   7,786         17                   7,803
  Maintenance fees.................   4,696        -0-                   4,696
                                    -------  ---------    -------     --------
    Total revenues.................  25,988         17                  26,005
Cost of revenues:
  License fees.....................   1,205        -0-                   1,205
  Services fees....................   5,339         13                   5,352
  Maintenance fees.................   1,973        -0-                   1,973
                                    -------  ---------    -------     --------
    Total cost of revenues.........   8,517         13                   8,530
Operating expenses:
  Research and development.........   6,691      1,051                   7,742
  Sales and marketing..............   9,515      1,388                  10,903
  General and administrative.......   3,159      1,955                   5,114
  Depreciation.....................     844        204                   1,048
  Amortization.....................     562        -0-        250 (e)      812
  Non-cash compensation............      58        -0-                      58
                                    -------  ---------    -------     --------
    Total operating expenses.......  20,829      4,598        250       25,677
                                    -------  ---------    -------     --------
Operating loss.....................  (3,358)    (4,594)      (250)      (8,202)
Interest income....................      35         16        (51)(f)      -0-
Interest expense...................     309        617        630 (g)    1,556
Minority interest..................     478        -0-                     478
                                    -------  ---------    -------     --------
Net loss........................... $(4,110) $  (5,195)   $  (931)    $(10,236)
                                    =======  =========    =======     ========
Basic and diluted net loss per
 share............................. $ (2.97) $(103,892)               $  (3.74)
                                    =======  =========    =======     ========
Weighted average common shares
 outstanding.......................   1,386         50      1,350 (d)    2,736
                                    =======  =========    =======     ========

   See notes to unaudited pro forma condensed combined financial statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           PRO FORMA     PRO
                                        COMPANY  ELEKOM   ADJUSTMENTS   FORMA
                                        -------  -------  -----------  -------
Revenues:
  License fees......................... $ 8,443  $   329     $(150)(h) $ 8,622
  Services fees........................   6,890        9                 6,899
  Maintenance fees.....................   3,414       38                 3,452
                                        -------  -------     -----     -------
    Total revenues.....................  18,747      376      (150)     18,973
Cost of revenues:
  License fees.........................     565        1                   566
  Services fees........................   4,507       75                 4,582
  Maintenance fees.....................   1,516       34                 1,550
                                        -------  -------     -----     -------
    Total cost of revenues.............   6,588      110                 6,698
Operating expenses:
  Research and development.............   2,529      912                 3,441
  Sales and marketing..................   5,391      451                 5,842
  General and administrative...........   2,548      468                 3,016
  Depreciation.........................     546       92                   638
  Amortization.........................     383      -0-       140 (g)     523
  Non-cash compensation................     803      -0-                   803
                                        -------  -------     -----     -------
    Total operating expenses...........  12,200    1,923       140      14,263
                                        -------  -------     -----     -------
Operating loss.........................     (41)  (1,657)     (290)     (1,988)
Interest income........................     159       46       150 (f)      55
Interest expense.......................     121      -0-        90 (g)     211
Minority interest......................      36      -0-                    36
                                        -------  -------     -----     -------
Net loss............................... $   (39) $(1,611)    $(530)    $(2,180)
                                        =======  =======     =====     =======
Basic and diluted net loss per share... $ (0.01) $ (2.55)              $ (0.50)
                                        =======  =======     =====     =======
Weighted average common shares
 outstanding...........................   3,026      631     1,350 (d)   4,376
                                        =======  =======     =====     =======


   See notes to unaudited pro forma condensed combined financial statements.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

  The pro forma condensed combined balance sheet assumes that the Merger took place June 30, 1998, and combines ELEKOM's unaudited June 30, 1998 condensed balance sheet and the Company's unaudited June 30, 1998 consolidated condensed balance sheet.

  The pro forma combined statements of operations assume the Merger took place as of the beginning of the periods presented and combine ELEKOM's unaudited statements of operations for the year and six month period ended December 31, 1997 and June 30, 1998, respectively, and the Company's consolidated statement of operations for the year and six month period ended December 31, 1997 and June 30, 1998, respectively.

  All material transactions between ELEKOM and the Company during the periods presented have been eliminated as a pro forma adjustment.

  There are no material differences between the accounting policies of ELEKOM and the Company.

  The pro forma combined provision for income taxes may not represent the amounts that would have resulted had ELEKOM and the Company filed consolidated income tax returns during the periods presented.

NOTE 2. PRO FORMA ADJUSTMENTS

  The pro forma adjustments are based on the Company's estimates of the value of the tangible and identifiable intangible assets acquired. A valuation of the tangible and identifiable intangible assets acquired has been conducted by an independent third-party appraisal company.

  As a part of the proposed Merger, the Company has committed to fund the operations of ELEKOM for each two week period beginning October 1, 1998, if the merger is not completed by that date. Should the agreement not be completed by that date, bi-weekly funding of $250,000 will be provided until the earlier of the completion of the Merger or November 15, 1998. The bi-weekly funding would be considered additional purchase consideration when the Merger is completed. Furthermore, the Company estimates that ELEKOM's working capital may be substantially less at Closing compared to ELEKOM's historical working capital included in the accompanying unaudited pro forma condensed combined balance sheet as of June 30, 1998. An increase in the purchase consideration and/or a decrease in the working capital would result in a reallocation of the purchase price and would result in increases in values assigned to identifiable intangible assets compared to those presented in the accompanying pro forma condensed combined financial statements as of June 30, 1998.

  Under purchase accounting, the total acquisition cost will be allocated to ELEKOM's assets and liabilities based on their relative fair values. The final allocations may be different from the results reflected herein. The Company's analysis, based on an independent appraisal, resulted in an allocation of $14.0 million to in-process acquired research and development which, under generally accepted accounting principles, will be expensed immediately after the Merger is completed. The accompanying pro forma condensed combined statements of operations exclude the effects of the charge due to its nonrecurring nature.

    (a) Represents the cash consideration of $8.0 million and estimated acquisition expenses of approximately $700,000 related to the Merger.

    (b) Represents estimated valuation of tangible and intangible assets, including purchased in-process technology, resulting from the preliminary allocation of the purchase price. Valuation of the intangible assets acquired was conducted by an independent third-party appraisal company and consists of purchased in-process research and development, trademarks and trade-names, skilled workforce and favorable lease terms. In the accompanying unaudited pro forma condensed combined financial statements, the purchase price exceeded amounts allocated to tangible and intangible assets acquired less liabilities assumed by approximately $1.0 million.

    The table below is a summary of the estimated amounts allocated to the long-lived assets acquired (dollars in thousands):

                                                  VALUE ASSIGNED
                                                    TO ASSETS
   BALANCE SHEET CATEGORY                            ACQUIRED
   Property and equipment                            $   477
   Purchased in-process research and development      14,000
   Intangible assets:
     Market presence and recognition                     979
     Skilled workforce                                   520
     Favorable lease terms                                55
     Trademarks and trade-names                           30

    The Merger will be accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." The intangible assets of approximately $1.6 million noted above will be amortized over periods ranging from 3 months to 10 years. Based on the independent third-party appraisal, approximately $14.0 million of the purchase price represents purchased in-process technology that has not yet reached technological feasibility and has no alternative future use. This amount will be expensed as a non-recurring, non-tax deductible charge upon consummation of the acquisition. This amount has been reflected as a reduction to stockholders' equity and has not been included in the pro forma combined statements of operations due to its non-recurring nature.

    The existence of purchased research and development was determined by a third-party independent appraisal identifying computer software code under development by ELEKOM since 1995. The value was determined by estimating the remaining costs to develop the purchased in-process technology into a commercially viable product, estimating the resulting net cash flows from the project and discounting the net cash flows back to its present value.

    The nature of the efforts to develop the purchased research and development into a commercially viable product principally relate to the completion of all planning, designing, programming and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements. The efforts to develop the purchased in-process technology also include determining the compatibility and interoperability with other applications. The estimated remaining costs to be incurred to develop the purchased in-process research and development into a commercially viable product is approximately $2.0 million.

    The resulting net cash flows from the project is based on management's estimates of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes from the project. These estimates are based on the following assumptions.

  . The estimated revenues project a compounded annual revenue growth rate of approximately 48% from 1999-2002. Estimated revenue for 1999 is projected to be $5.3 million, compared to virtually no revenue in 1998. Estimated total revenues from the purchased research and development peaks in the year 2002 and declines rapidly in 2003-2005 as other new products are expected to enter the market. These projections are based on management's estimates of market size and growth, expected trends in technology and the nature and expected timing of new product introductions by ELEKOM and its competitors. These estimates also include growth related to the Company utilizing certain ELEKOM technologies in conjunction with the Company's products, marketing and distributing the resulting products through the Company's direct sales force enhancing the market's response to ELEKOM's products by providing incremental financial support and stability.

  . The estimated cost of sales as a percentage of revenues is expected to be 5%. This percentage is somewhat lower than the annual cost of license fees percentage for the Company due to the lower royalty rates on certain third party software used by ELEKOM compared to the Company's third party software.

  . The estimated research and development expenses were based on the estimated time associated with the remaining cost to develop the in-process research and development. Research and development expenses represent 33% of revenue in 1999 due to the anticipated release of the product in 1999.

  . Sales and marketing and general and administrative expenses in the early years are expected to more closely approximate the 1998 expense structure of the Company. Sales and marketing expenses are expected to benefit from the savings as a result of the distribution of the ELEKOM product through the Company's direct sales force as well as through consolidated marketing and advertising campaigns.

  . Income tax expense is estimated using a 38% tax rate, consistent with the Company's anticipated tax rate.

    Discounting the net cash flows back to their present values is based on the present value discount rate. The present value discount rate used in the analysis represents the weighted average cost of capital (WACC) for ELEKOM plus 2%. The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investment in various areas of that enterprise. The WACC assumed for ELEKOM, as a corporate business enterprise, is approximately 25%. Therefore, the discount rate used in discounting the net cash flows from purchased in-process technology is approximately 27%. This discount rate is higher than the WACC due to the inherent uncertainties in the estimates described above including the uncertainty surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of technological advances that are unknown at this time.

    If this project is not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. Additionally, the value of other intangible assets acquired may become impaired. The Company expects to begin to benefit from the purchased in-process technology in the second quarter 1999.

    Intangible assets of $1.6 million are comprised of market presence and recognition of approximately $1.0 million, skilled workforce of $520,000, favorable lease terms of $55,000, and trademarks and trade-names of $30,000, which have estimated useful lives of 10 years, 6 years, 2 years and one month, respectively.

    The estimated annual amortization charge to operations related to intangible assets approximates $220,000. This charge is reflected in the pro forma combined statement of operations.

    (c) Represents adjustments to reflect the elimination of convertible preferred stock, common stock, additional paid in capital and accumulated deficit account balances of ELEKOM.

    (d) Represents the issuance of 1,350,000 shares of the Company's common stock valued at $5.93, the minimum Closing Price of the Company's common stock for which 1,350,000 shares of common stock will be issued pursuant to the Agreement, as consideration for the Merger.

    (e) Adjustment to reflect the amortization expense of identifiable intangible assets acquired as a result of the Merger. The acquired identifiable intangible assets will be amortized over periods ranging from 3 months to 10 years.

    (f) Adjustment to eliminate certain interest income as available cash balances would have provided funding for the cash portion of the purchase consideration.

    (g) Adjustment to interest expense for incremental debt required to fund the cash portion of the purchase consideration in excess of the average cash balances available for the periods presented.

    (h) Adjustment to eliminate revenue recognized by ELEKOM for business transacted between the Company and ELEKOM.

               SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY

  The selected combined financial data of the Company set forth below should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes thereto, and "Company Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from, and are qualified by reference to, the Company's financial statements audited by Arthur Andersen LLP, independent public accountants. The statement of operations data for the six months ended June 30, 1997 and 1998 and the balance sheet data as of June 30, 1998 have been derived from the unaudited financial statements of the Company, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the results of operations and financial position for the periods presented. The results of operations for the six months ended June 30, 1998, may not be indicative of the operating results that may be expected for the Company's fiscal year ended December 31, 1998.

                                                                        SIX MONTHS
                                 YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                         -------------------------------------------  ----------------
                          1993     1994     1995     1996     1997     1997     1998
                         -------  -------  -------  -------  -------  -------  -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 License fees........... $   715  $ 2,568  $ 5,232  $ 6,425  $13,506  $ 4,728  $ 8,443
 Services fees..........     245      836    1,737    3,984    7,786    3,276    6,890
 Maintenance fees.......      94      417    1,221    2,647    4,696    1,917    3,414
                         -------  -------  -------  -------  -------  -------  -------
   Total revenues.......   1,054    3,821    8,190   13,056   25,988    9,921   18,747
Cost of revenues:
 License fees...........      12       98      291      416    1,205      378      565
 Services fees..........     225      860    1,421    2,904    5,338    2,322    4,507
 Maintenance fees.......     189      277      655    1,350    1,973      850    1,516
                         -------  -------  -------  -------  -------  -------  -------
   Total cost of
    revenues............     426    1,235    2,367    4,670    8,516    3,550    6,588
Operating expenses:
 Research and
  development...........   1,364    2,130    3,882    5,360    6,690    3,824    2,529
 Sales and marketing....     541    2,718    6,636    7,191    9,515    4,604    5,391
 General and
  administrative........     866    2,733    2,923    2,368    3,161    1,349    2,548
 Depreciation and
  amortization..........      13      162      369    1,125    1,406      698      929
 Non-cash compensation..     -0-      -0-      -0-      -0-       58       23      803
                         -------  -------  -------  -------  -------  -------  -------
   Total operating
    expenses............   2,784    7,743   13,810   16,044   20,830   10,498   12,200
                         -------  -------  -------  -------  -------  -------  -------
Operating loss..........  (2,156)  (5,157)  (7,987)  (7,658)  (3,358)  (4,127)     (41)
Interest expense
 (income), net..........      14      (17)       2        6      274       91      (38)
Minority interest.......     -0-      -0-      (60)    (215)    (478)    (189)     (36)
                         -------  -------  -------  -------  -------  -------  -------
Net loss................ $(2,170) $(5,140) $(8,049) $(7,879) $(4,110) $(4,407) $   (39)
                         =======  =======  =======  =======  =======  =======  =======
Basic and diluted net
 loss per share......... $ (2.23) $ (5.65) $ (6.19) $ (5.74) $ (2.97) $ (3.19) $ (0.01)
                         =======  =======  =======  =======  =======  =======  =======
Weighted average common
 shares outstanding.....     975      910    1,300    1,373    1,386    1,382    3,026
                         =======  =======  =======  =======  =======  =======  =======

                                        DECEMBER 31,
                         ----------------------------------------------  JUNE 30,
                          1993     1994      1995      1996      1997      1998
                         -------  -------  --------  --------  --------  --------
                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............ $ 1,488  $   492  $  3,333  $  3,279  $  7,213  $26,090
Working capital
 (deficit)..............   1,178   (1,424)   (2,555)   (3,422)     (453)  20,089
Total assets............   1,981    1,506     5,865     8,525    14,681   40,025
Long-term debt, net of
 current portion........     190      143        93     1,093       497      375
Total stockholders'
 (deficit) equity.......  (2,961)  (8,732)  (15,927)  (23,837)  (27,910)  24,057

                 COMPANY MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company was formed in November 1991 to develop, market, license and support financial applications. In 1997, the Company introduced a series of additional modules and product enhancements. Specifically, in the first quarter of 1997, the Company introduced its human resource applications, which included the Personnel, Benefits and Payroll modules. In 1997, the Company introduced its Financial Statement Accelerator module, a distributed management reporting solution, and a 32-bit version of its financial applications (the "Denver Release"), which included two new modules, Purchasing Control and Solution/Graphical Architect. Total license revenues from these new products in 1997 were $5.7 million. In September 1998 the Company introduced its CLARUS Corporate Service Applications. The Company currently markets its products in the United States and Canada through its direct sales force and has licensed its client/server applications to more than 225 customers in a variety of industry segments, including insurance, financial services, communications, retail, printing and publishing, transportation and manufacturing. The Company also offers fee-based implementation, training and upgrade services and ongoing maintenance and support of its products for a twelve-month renewable term.

  On May 26, 1998, the Company completed an initial public offering of its Common Stock in which it sold 2.5 million shares for approximately $22.0 million after deducting offering expenses including underwriting discounts.

  Through 1997 the Company recognized revenue in compliance with Statement of Position ("SOP") 91-1 "Software Revenue Recognition." Effective January 1, 1998, the Company adopted SOP 97-2 "Software Revenue Recognition." The adoption of this SOP did have a significant impact on the Company's consolidated financial statements. Revenues from software licenses have been recognized upon delivery of the product if there are no significant obligations on the part of the Company following delivery and collection of the related receivable, if any, is deemed probable by management. Revenues from service fees relate to implementation, training and upgrade services performed by the Company and have been recognized as the services are performed. Maintenance fees relate to customer maintenance and support and have been recognized ratably over the term of the software support agreement, which is typically 12 months. A majority of the Company's customers renew the maintenance and support agreements after the initial term. Revenues that have been prepaid or invoiced, but that do not yet qualify for recognition under the Company's policies are reflected as deferred revenues.

  Cost of license fees include royalties and software duplication and distribution costs. These costs are recognized by the Company as the applications are shipped. Cost of services fees include personnel and related costs incurred to provide implementation, training and upgrade services to customers. These services were provided by the SQL Financial Services, L.L.C. (the "Services Subsidiary") Services Subsidiary beginning in March 1995 and prior to that time by third-party contractors. These costs are recognized as the services are performed. Cost of maintenance fees include personnel and related costs incurred to provide the ongoing support and maintenance of the Company's products. These costs are recognized as incurred.

  Research and development expenses consist primarily of personnel costs and subcontractor fees and amortization of acquired software. The Company accounts for software development costs under Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting For the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development expenses are charged to expense as incurred until technological feasibility is established, after which remaining costs are capitalized. The Company defines technological feasibility as the point in time at which the Company has a working model of the related product. Historically, the costs incurred during the period between the achievement of technological feasibility and the point at which the product is available for general release to customers have not been material. Therefore, the Company has charged all internal software development costs to expense as incurred.

  Sales and marketing expenses consist primarily of salaries, commissions and benefits to sales and marketing personnel, travel, trade show participation, public relations and other promotional expenses. General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as occupancy, equipment and other administrative costs.

  The Company has net NOLs of approximately $25.6 million at June 30, 1998, which begin expiring in 2007. The Company established a valuation allowance equal to the NOLs and all other deferred tax assets. The benefits from these deferred tax assets will be recorded when realized which will reduce the Company's effective tax rate for future taxable income, if any. Due to changes in the Company's ownership structure, the Company's use of its NOLs as of May 26, 1998, of approximately $26.0 million will be limited to approximately $3.8 million in any given year to offset future taxes. If the Company does not realize taxable income in excess of the limitation in future years, certain NOLs will be unrealizable.

AFFILIATE RELATIONSHIPS

  In March 1995, the Company and Tech Ventures, which is controlled by Joseph
S. McCall, formed the Services Subsidiary to provide implementation, training and upgrade services exclusively for the Company's customers. On February 5, 1998, Tech Ventures sold its 20.0% interest in the Services Subsidiary to the Company in exchange for 225,000 shares of the Company's Common Stock, a warrant to purchase an additional 300,000 shares of Common Stock at a price of $3.67 per share, and a non-interest bearing promissory note in the principal amount of $1.1 million. The purchase of the 20.0% of the Services Subsidiary was accounted for as a purchase and will result in goodwill in the amount of $4.2 million that is being amortized over 15 years.

  In the second quarter of 1998, the Company accelerated the vesting of certain employee stock options issued in the first quarter of 1998, for 283,000 shares of Common Stock, at an exercise price of between $3.67 per share and $8.00 per share. As a result of this accelerated vesting, the Company recognized in the second quarter of 1998 a noncash, nonrecurring charge of approximately $705,000 representing the remaining unamortized deferred compensation previously recorded on these options.

SUMMARY OF THE EFFECTS OF THE MERGER

  The Company anticipates the integration and consolidation of ELEKOM will require substantial management, financial and other resources. The acquisition of ELEKOM will involve a number of significant risks including potential difficulties in assimilating the technologies, services and products of ELEKOM or in achieving the expected synergies and cost reductions, as well as other unanticipated risks and uncertainties. As a result, there can be no assurance as to the extent to which the anticipated benefit with respect to the Merger will be realized, or the timing of any such realization. See "Risk Factors-- Transaction Expenses; Risk of Inability to Integrate Operations."

  The Merger is expected to lower the net earnings of the Company through 1998 as a result of a substantial increase in amortization of intangible and other long-lived assets and various other adjustments resulting from purchase accounting. The 1997 unaudited pro forma condensed combined net loss before nonrecurring charges would have been approximately $10.2 million, a net loss which is approximately 149% greater than the Company's actual historical results for 1997. See "Unaudited Pro Forma Financial Statements." The Company believes that earnings beyond 1998 should improve as a result of the web-based, electronic procurement market presence and recognition afforded the Company as a result of the completion of the Merger. No assurances can be given as to the amount or timing of such benefit that may actually be realized or that any such growth may occur. See "Risk Factors--Ability to Successfully Integrate ELEKOM."

  The Merger will be accounted for as a purchase. Under purchase accounting, the total purchase cost and fair value of liabilities assumed will be allocated to the tangible and intangible assets of ELEKOM based upon their respective fair values as of the Closing. On a pro forma basis as of June 30, 1998, intangible assets of $1.6 million are comprised of market presence and recognition of approximately $1.0 million, skilled workforce of $520,000, favorable lease terms of $55,000 and trademarks and tradenames of $30,000. On a pro forma basis as of June 30, 1998, the Company allocated $14.0 million to in-process research and development which the Company anticipates recording as a nonrecurring charge in the fourth quarter of 1998.

RECENT DEVELOPMENTS

  On October 8, 1998, the Company announced its operating results for the quarter and nine months ended September 30, 1998. The Company announced total revenues of approximately $11.9 million for the quarter ended September 30, 1998, an increase of approximately 57% from $7.6 million for the same quarter of 1997. The Company also recorded net income of approximately $1.1 million compared to a net income of $40,000 in the same quarter of 1997, and operating income of approximately $947,000 compared to an operating income of $305,000 in the same quarter of 1997. Diluted net income per share was $0.11 in the third quarter of 1998 compared to a diluted net income per share of $0.01 for the same quarter of 1997.

  Revenues from software license fees for the third quarter of 1998 increased by approximately 31% to $5.6 million from $4.3 million in the third quarter of 1997. Software license fee revenues accounted for approximately 47% and 56% of total revenues for the quarters ended September 30, 1998 and 1997, respectively. Revenues from services fees increased by approximately 113% to $4.4 million from $2.1 million comprising 37% and 27% of total revenues for the third quarter of 1998 and 1997, respectively. Revenues from maintenance fees increased by approximately 55% to $1.9 million from $1.3 million comprising 16% of total revenues for the third quarter of both 1998 and 1997.

  The Company announced total revenues of approximately $30.7 million for the nine months ended September 30, 1998, an increase of 75% from $17.5 million for the same period of 1997. The Company also announced net income of approximately $1.1 million in the nine months ended September 30, 1998, compared to a net loss of $4.4 million in the same period of 1997. In addition, the Company recorded operating income of approximately $907,000 for the nine months ended September 30, 1998, compared to an operating loss of $3.8 million in the same period of 1997. The Company recorded net income per share on a diluted basis of $0.13 for the nine months ended September 30, 1998, compared to a net loss per share of $3.15 in the same period of 1997. The results for the nine months ended September 30, 1998, include a one-time non-cash expense of $705,000.

RESULTS OF OPERATIONS

  The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

                                                            THREE MONTHS        SIX MONTHS
                          YEAR ENDED DECEMBER 31,          ENDED JUNE 30,     ENDED JUNE 30,
                          ------------------------------   -----------------  -----------------
                           1994    1995    1996    1997     1997      1998     1997      1998
                          ------   -----   -----   -----   -------   -------  -------   -------
Revenues:
 License fees...........    67.2%   63.9%   49.2%   52.0%     51.0%     46.0%    47.7%     45.0%
 Services fees..........    21.9    21.2    30.5    30.0      30.4      36.7     33.0      36.8
 Maintenance fees.......    10.9    14.9    20.3    18.0      18.6      17.3     19.3      18.2
                          ------   -----   -----   -----   -------   -------  -------   -------
   Total revenues.......   100.0   100.0   100.0   100.0     100.0     100.0    100.0     100.0
                          ------   -----   -----   -----   -------   -------  -------   -------
Cost of revenues:
 License fees...........     2.6     3.6     3.2     4.6       3.7       2.9      3.8       3.0
 Services fees..........    22.5    17.3    22.3    20.5      21.8      22.7     23.4      24.0
 Maintenance fees.......     7.2     8.0    10.3     7.6       7.7       8.0      8.6       8.1
                          ------   -----   -----   -----   -------   -------  -------   -------
   Total cost of
    revenues............    32.3    28.9    35.8    32.7      33.2      33.6     35.8      35.1
                          ------   -----   -----   -----   -------   -------  -------   -------
Operating expenses:
 Research and
  development...........    55.7    47.4    41.1    25.7      36.9      13.2     38.6      13.5
 Sales and marketing....    71.1    81.0    55.1    36.6      43.1      27.7     46.4      28.7
 General and
  administrative........    71.5    35.7    18.1    12.3      12.8      11.4     13.6      13.6
 Depreciation and
  amortization .........     4.3     4.5     8.6     5.4       6.5       5.0      7.0       5.0
 Non-cash compensation..     0.0     0.0     0.0     0.2       0.2       7.2      0.2       4.3
                          ------   -----   -----   -----   -------   -------  -------   -------
   Total operating
    expenses............   202.6   168.6   122.9    80.2      99.5      64.5    105.8      65.1
                          ------   -----   -----   -----   -------   -------  -------   -------
Operating income (loss).  (134.9)  (97.5)  (58.7)  (12.9)    (32.7)      1.9    (41.6)     (0.2)
Interest (income)
 expense, net...........    (0.4)    0.0     0.0     1.1       1.6       0.6      0.9      (0.2)
Minority interest.......     0.0    (0.8)   (1.6)   (1.8)      1.7       0.0     (1.9)    ( 0.2)
                          ------   -----   -----   -----   -------   -------  -------   -------
Net income (loss).......  (134.5)% (98.3)% (60.3)% (15.8)%   (36.0)%     2.5%   (44.4)%    (0.2)%
                          ======   =====   =====   =====   =======   =======  =======   =======
Gross margin on license
 fees...................    96.2%   94.4%   93.5%   91.1%     92.8%     93.7%    92.0%     93.3%
Gross margin on services
 fees...................    (2.9)   18.2    27.1    31.4      28.2      38.1     29.1      34.6
Gross margin on
 maintenance fees.......    33.6    46.4    49.0    58.0      58.6      54.0     55.7      55.6

  QUARTER AND SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO QUARTER AND SIX MONTHS ENDED JUNE 30, 1997

  REVENUES

  Total Revenues. For the quarter ended June 30, 1998, total revenues increased 91.2% to $10.5 million from $5.5 million in the comparable period in 1997. For the six months ended June 30, 1998, total revenues increased 89.0% to $18.7 million from $9.9 million in the comparable period in 1997. This increase was attributable to substantial increases in license fees, services fees and maintenance fees.

  License Fees. License fees increased 72.5% to $4.8 million, or 46.0% of total revenues, in the quarter ended June 30, 1998, from $2.8 million, or 51.0% of total revenues, in the comparable period in 1997. License fees increased 78.6% to $8.4 million, or 45.0% of total revenues, in the six months ended June 30, 1998, from $4.7 million, or 47.7% of total revenues, in the comparable period in 1997. These increases in license fees resulted primarily from an increase in the number of licenses sold, reflecting a continuing increase in the demand for the Company's existing and new applications, and to a lesser extent, to an increase in the average customer transaction size.

  Services Fees. Services fees increased 130.5% to $3.8 million, or 36.7% of total revenues, in the quarter ended June 30, 1998, from $1.7 million, or 30.4% of total revenues, in the comparable period in 1997. Services fees increased 110.3% to $6.9 million, or 36.8% of total revenues, in the six months ended June 30, 1998, from $3.3 million, or 33.0% of total revenues, in the comparable period in 1997. The increase in services fees was primarily due to increased demand for professional services associated with the increase in the number of licenses sold.

  Maintenance Fees. Maintenance fees increased 77.8% to $1.8 million, or 17.3% of total revenues, in the quarter ended June 30, 1998, from $1.0 million, or 18.6% of total revenues, in the comparable period in 1997. Maintenance fees increased 78.1% to $3.4 million, or 18.2% of total revenues in the six months ended June 30, 1998, from $1.9 million or 19.3% of total revenues in the comparable period in 1997. The increase in maintenance fees was primarily due to the signing of license agreements with new customers and the renewal of maintenance contracts with existing customers.

  COST OF REVENUES

  Total Cost of Revenues. Cost of revenues increased 93.5% to $3.5 million, or 33.6% of total revenues, in the quarter ended June 30, 1998, from $1.8 million, or 33.2% of total revenues, in the comparable period in 1997. Cost of revenues increased 85.6% to $6.6 million, or 35.1% of total revenues, in the six months ended June 30, 1998, from $3.5 million, or 35.8% of total revenues, in the comparable period in 1997. The increase in the cost of revenues was primarily due to an increase in personnel and related expenses and increased royalty expenses for the respective periods.

  Cost of License Fees. Cost of license fees increased 52.5% to $305,000, or 6.3% of total license fees, in the quarter ended June 30, 1998, compared to $200,000, or 7.2% of total license fees, in the comparable period in 1997. Cost of license fees increased 49.5% to $565,000, or 6.7% of total license fees, in the six months ended June 30, 1998, compared to $378,000, or 8.0% of total license fees, in the comparable period in 1997. The increases in the cost of license fees were primarily attributable to increases in the sale of third-party software products distributed by the Company resulting from increased sales volumes. The decrease as a percentage of total license fees is primarily attributable to the expiration of certain obligations under royalty agreements for third party software.

  Cost of Services Fees. The cost of services fees increased 98.8% to $2.4 million or 61.9% of total services fees, in the quarter ended June 30, 1998, compared to $1.2 million, or 71.8% of total services fees, in the comparable period in 1997. Cost of services fees increased 94.1% to $4.5 million, or 65.4% of total services fees, in the six months ended June 30, 1998, compared to $2.3 million, or 70.9% of total services fees, in the comparable period in 1997. The increase in the cost of services fees was primarily attributable to an increase in the personnel and related costs to provide implementation, training and upgrade services. The decreases in cost of services fees as a percentage of revenue for the quarter and six months ended June 30, 1998, are primarily due to increased hourly rates charges combined with increased utilization of services personnel.

  Cost of Maintenance Fees. Cost of maintenance fees increased 97.9% to $835,000, or 46.0% of total maintenance fees, in the quarter ended June 30, 1998, compared to $422,000, or 41.4% of total maintenance fees, in the comparable period in 1997. Cost of maintenance fees increased 78.4% to $1.5 million, or 44.4% of total maintenance fees, in the six months ended June 30, 1998, compared to $850,000, or 44.3% of total maintenance fees, in the comparable period in 1997. The increase in the cost of maintenance fees was primarily due to an increase in personnel and related costs required to provide support and maintenance. Cost of maintenance fees as a percentage of total maintenance fees decreased primarily due to more productive use of personnel to support the maintenance customer base.

  RESEARCH AND DEVELOPMENT

  Research and development expenses decreased 31.5% to $1.4 million, or 13.2% of total revenues, in the quarter ended June 30, 1998, from $2.0 million, or 36.9% of total revenues, in the comparable period in 1997. Research and development expenses decreased 33.9% to $2.5 million, or 13.5% of total revenues, in the six months ended June 30, 1998 from $3.8 million, or 38.6% of total revenues, in the comparable period in 1997. Research and development expenses decreased primarily due to decreased personnel and contractor fees related to the effort required in 1997 to develop the Denver Release, which was substantially completed by September 1997. The Company has continued to reduce third-party consultant costs and its development personnel costs have reduced subsequent to the completion of the Denver Release. The decrease in research and development as a percentage of revenue for the periods ended June 30, 1998, compared to the periods ended June 30, 1997, is primarily due to the completion of the Denver Release, coupled with the economies of scale realized through the growth in the Company's revenue. The Company intends to continue to devote substantial resources toward research and development efforts.

  SALES AND MARKETING

  Sales and marketing expenses increased 22.9% to $2.9 million, or 27.7% of total revenues, in the quarter ended June 30, 1998, from $2.4 million, or 43.1% of total revenues, in the comparable period in 1997. Sales and marketing expenses increased 17.1% to $5.4 million, or 28.7% of total revenues, in the six months ended June 30, 1998, from $4.6 million, or 46.4% of total revenues, in the comparable period in 1997. The increase in expenses was primarily attributable to the costs associated with additional sales and marketing personnel and promotional activities. The decrease in sales and marketing as a percentage of revenues for the respective periods reflects the higher productivity of the Company's sales force.

  GENERAL AND ADMINISTRATIVE

  General and administrative expenses increased 70.4% to $1.2 million, or 11.4% of total revenues, in the quarter ended June 30, 1998, from $699,000 or 12.8% of total revenues, in the comparable period in 1997. General and administrative expenses increased 88.9% to $2.5 million, or 13.6% of total revenues, in the six months ended June 30, 1998 from $1.3 million, or 13.6% of total revenues, in the comparable period in 1997. The increase in general and administrative expenses was primarily attributable to increases in personnel and related costs. The Company believes that its general and administrative expenses will continue to increase in future periods to accommodate anticipated growth and expenses associated with its responsibilities as a public company.

  DEPRECIATION AND AMORTIZATION

  Depreciation of tangible equipment and amortization of intangible assets increased 48.7% to $525,000, or 5.0% of total revenues, in the quarter ended June 30, 1998, from $353,000, or 6.5% of total revenues, in the comparable period in 1997. Depreciation of tangible equipment and amortization of intangible assets increased 33.1% to $929,000, or 5.0% of total revenues, in the six months ended June 30, 1998, from $698,000, or 7.0% of total revenues, in the comparable period in 1997. The increases in depreciation and amortization expense are due to increases in capital expenditures resulting from the significant growth of the Company combined with increased goodwill resulting from the acquisition of the minority interest in the Services Subsidiary.

  NON-CASH COMPENSATION

  Non-cash compensation expense increased to $749,000, or 7.2% of total revenues, in the quarter ended June 30, 1998, from $13,000, or 0.2% of total revenues in the comparable period in 1997. Non-cash compensation expense increased to $803,000, or 4.3% of total revenues, in the six months ended June 30, 1998, from $23,000, or 0.2% of total revenues in the comparable period in 1997. In the second quarter of 1998, the Company accelerated the vesting of certain employee stock options issued in the first quarter of 1998, for approximately 283,000 shares of Common Stock, at an exercise price of between $3.67 per share and $8.00 per share. As a result of this accelerated vesting, the Company recognized a non-cash, non-recurring charge of approximately $705,000 during the quarter ended June 30, 1998, representing the previously remaining unamortized deferred compensation recorded on these options. The recognition of the non-cash, non-recurring charge provided for the increases in the non-cash compensation expense in the current year periods when compared to the same periods of the prior year.

  INCOME TAXES

  As a result of the operating losses incurred since the Company's inception, the Company has not recorded any provision or benefit for income taxes in the quarters and six month periods ended June 30, 1998 and 1997, respectively.

 YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  REVENUES

  Total Revenues. Total revenues increased 99.1% to $26.0 million in 1997 from $13.1 million in 1996. This increase was attributable to substantial increases in license fees, services fees and maintenance fees.

  License Fees. License fees increased 110.2% to $13.5 million, or 52.0% of total revenues, in 1997 from $6.4 million, or 49.2% of total revenues, in 1996. These increases in license fees resulted primarily from an increase in the number of licenses sold, reflecting a continuing increase in the demand for the Company's existing and new applications, and to a lesser extent, to the increase in the average customer transaction size.

  Services Fees. Services fees increased 95.4% to $7.8 million, or 30.0% of total revenues, in 1997 from $4.0 million, or 30.5% of total revenues, in 1996. The increase in services fees was primarily due to increased demand for professional services associated with an increase in the number of licenses sold.

  Maintenance Fees. Maintenance fees increased 77.4% to $4.7 million, or 18.0% of total revenues in 1997 from $2.7 million or 20.3% of total revenues in 1996. The increase in maintenance fees was primarily due to the signing of license agreements with new customers and the renewal of maintenance with existing customers.

  COST OF REVENUES

  Total Cost of Revenues. Cost of revenues increased 82.4% to $8.5 million, or 32.7% of total revenues, in 1997 from $4.7 million, or 35.8% of total revenues, in 1996. The increase in the cost of revenues was primarily due to an increase in personnel and related expenses and increased royalty expenses. The decrease as a percentage of total revenues primarily reflects increased utilization of personnel.

  Cost of License Fees. Cost of license fees increased to $1.2 million, or 8.9% of total license fees, in 1997 compared to $416,000, or 6.5% of total license fees, in 1996. The increase as a percentage of total license fees is primarily attributable to increases in royalty expense on new products introduced in 1997, components of which are licensed from third parties.

  Cost of Services Fees. Cost of services fees increased 83.8% to $5.3 million, or 71.8% of total services fees, in 1997 compared to $2.9 million, or 72.9% of total services fees, in 1996. The increase in the cost of services fees was primarily attributable to an increase in the personnel and related costs to provide implementation, training and upgrade services. Cost of services fees as a percentage of total services fees decreased due to increased utilization of personnel.

  Cost of Maintenance Fees. Cost of maintenance fees increased 46.1% to $2.0 million, or 42.0% of total maintenance fees, in 1997 compared to $1.4 million, or 51.0% of total maintenance fees, in 1996. The increase in the cost of maintenance fees was primarily due to an increase in personnel and related costs required to provide support and maintenance. Cost of maintenance fees as a percentage of total maintenance fees decreased primarily due to more productive use of personnel to support the maintenance customer base.

  RESEARCH AND DEVELOPMENT

  Research and development expenses increased 24.8% to $6.7 million, or 25.7% of total revenues, in 1997 from $5.4 million, or 41.1% of total revenues, in 1996. Research and development expenses increased primarily due to increased personnel and contractor fees related to the effort required to develop the Denver Release, which was released in September 1997. During the first half of 1997, the Company began to reduce development personnel and third-party consultant costs as this project approached completion. The decrease in research and development as a percentage of revenue from 1996 compared to 1997 is primarily due to the completion of the Denver Release, coupled with the economies of scale realized through the growth in the Company's revenue. The Company intends to continue to devote substantial resources toward research and development efforts.

  SALES AND MARKETING

  Sales and marketing expenses increased 32.3% to $9.5 million in 1997 from $7.2 million in 1996. As a percentage of total revenues, sales and marketing expenses decreased to 36.6% in 1997 from 55.1% in 1996. The increase in expenses was primarily attributable to the costs associated with additional sales and marketing personnel and promotional activities. In January 1997, the Company divided its U.S. and Canadian sales territory into east and west regions and hired a second vice president of sales. In addition, the Company hired two regional sales managers and several additional sales representatives in early 1997. During 1997, the Company also incurred substantial marketing expenditures to design and implement a promotional campaign, including marketing collateral, trade shows and seminar presentations intended to promote the Company's new market positioning. The decrease in sales and marketing as a percentage of revenues from 1996 compared to 1997 reflects the higher productivity of the Company's sales force.

  GENERAL AND ADMINISTRATIVE

  General and administrative expenses increased 33.5% to $3.2 million in 1997 from $2.4 million in 1996. As a percentage of total revenues, general and administrative expenses decreased to 12.3% in 1997 from 18.1% in 1996. The increase in general and administrative expenses was primarily attributable to increases in personnel and related costs. Also, the Company incurred increased rent and equipment expense associated with the relocation of its headquarters in August 1997. In 1997, the Company recorded $58,000 in compensation expense related to stock options granted. The Company believes that its general and administrative expenses will continue to increase in future periods to accommodate anticipated growth and expenses associated with its responsibilities as a public company.

  DEPRECIATION AND AMORTIZATION

  Depreciation of tangible equipment and amortization of intangible assets increased 25.0% to $1.4 million, or 5.4% of total revenues, in the year ending December 31, 1997, from $1.1 million or 8.6% of total revenues, in the comparable period in 1996. This increase in depreciation and amortization expense is due to increases in the purchases of intangible assets and increases in capital expenditures resulting from the significant growth of the Company.

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  INCOME TAXES

  As a result of the operating losses incurred since the Company's inception, the Company has not recorded any provision or benefit for income taxes in 1997 and in 1996. See "Notes to Consolidated Financial Statements."

 YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  REVENUES

  Total Revenues. Total revenues increased 59.4% to $13.1 million in 1996 from $8.2 million in 1995. This increase was attributable to substantial increases in license fees, services fees and maintenance fees.

  License Fees. License fees increased 22.8% to approximately $6.4 million in 1996, from $5.2 million in 1995. The increase reflected an increase in the number of product licenses sold during the period. As a percentage of total revenues, license fees decreased to 49.2% in 1996 from 63.9% in 1995. This decrease was primarily attributable to the deferral of revenues on contracts signed in 1996 related to the Denver Release to 1997.

  Services Fees. Services fees increased 129.4% to $4.0 million, or 30.5% of total revenues, in 1996 from $1.7 million, or 21.2% of total revenues, in 1995. These increases were attributable to increasing demand for services associated with the Company's increasing customer base coupled with the growth of the Services Subsidiary that was created in March of 1995.

  Maintenance Fees. Maintenance fees increased 116.8% to $2.7 million, or 20.3% of total revenues, in 1996 from $1.2 million, or 14.9% of total revenues, in 1995. These increases resulted primarily from the signing of license agreements with new customers and the renewal of maintenance with existing customers.

  COST OF REVENUES

  Total Cost of Revenues. Cost of revenues increased 97.3% to $4.7 million, or 35.8% of total revenues, in 1996 from $2.4 million, or 28.9% of total revenues, in 1995. These increases were primarily due to an increase in personnel and related expenses.

  Cost of License Fees. Cost of license fees increased 43.0% to $416,000 in 1996 from $291,000 in 1995. The increase was primarily attributable to an increase in royalty expense. As a percentage of total license fees, cost of license fees increased to 6.5% in 1996 from 5.6% in 1995.

  Cost of Services Fees. Cost of services fees increased 104.4% to $2.9 million, or 72.9% of total services fees, in 1996 from $1.4 million, or 81.8% of total services fees, in 1995. The increase in absolute dollars was primarily attributable to an increase in personnel and related costs required to provide implementation, training and upgrade services. The cost of services fees as a percentage of total services fees decreased due to increased utilization of personnel coupled with the Company's Services Subsidiary being operational for all of 1996.

  Cost of Maintenance Fees. Cost of maintenance fees increased 106.1% to $1.4 million, or 51.0% of total maintenance fees, in 1996 from $655,000, or 53.6% of total maintenance fees, for 1995. The increase in absolute dollars was primarily attributable to an increase in personnel and related costs to provide support and maintenance services to the Company's growing customer base. Cost of maintenance fees as a percentage of total maintenance fees decreased primarily due to more productive use of personnel supporting the Company's maintenance customer base.

  RESEARCH AND DEVELOPMENT

  Research and development expenses increased 38.1% to $5.4 million in 1996 from $3.9 million in 1995. This increase reflects increased personnel and related expenses and third-party contractor fees as the Company increased product development personnel to develop new products, including the Denver Release and the prior

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releases of the Company's financial applications. As a percentage of total revenues, research and development expenses decreased to 44.1% in 1996 from 47.4% in 1995. This decrease was attributable to the economies of scale realized through substantial increases in total revenues.

  SALES AND MARKETING

  Sales and marketing expenses increased by 8.4% to $7.2 million in 1996 from $6.6 million in 1995. Sales and marketing expenses increased primarily as a result of increased sales and marketing personnel and related costs. As a percentage of total revenues, sales and marketing expenses decreased to 55.1% in 1996 from 81.0% in 1995. This decrease primarily reflects the higher productivity of the Company's sales force.

  GENERAL AND ADMINISTRATIVE

  General and administrative expenses decreased 19.0% to $2.4 million, or 18.1% of total revenues, in 1996 from $2.9 million, or 35.7% of total revenues, in 1995. The decrease reflects lower general and administrative costs associated with the closing of the United Kingdom office and allocations of costs to the Services Subsidiary for administrative services performed on its behalf.

  DEPRECIATION AND AMORTIZATION

  Depreciation of tangible equipment and amortization of intangible assets increased 204.9% to $1.1 million or 8.6% of total revenues, in the year ending December 31, 1996, from $369,000 or 4.5% of total revenues, in the comparable period in 1996. This increase in depreciation and amortization expense is primarily due to the purchase of a majority interest in the Services Subsidiary.

  INCOME TAXES

  As a result of the operating losses incurred since the Company's inception, the Company has not recorded any provision or benefit for income taxes in 1996 or 1995.

LIQUIDITY AND CAPITAL RESOURCES

  On May 26, 1998, the Company completed its initial public offering of 2.5 million shares of its Common Stock at an offering price of $10.00 per share. The proceeds, net of expenses, from this public offering of approximately $22.0 million were placed in investment grade cash equivalents. The Company's working capital position (deficit) was $20.1 million and $(453,000) at June 30, 1998 and December 31, 1997, respectively. Management believes that current cash balances and cash flows from operations will be adequate to provide for the Company's capital expenditures and working capital requirements for the foreseeable future. Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future its operating and investing activities may use significant cash.

  Cash used in operating activities was approximately $507,000 and $3.7 million during the six months ended June 30, 1998 and 1997 respectively. Cash used by operations during the six months ended June 30, 1998, was primarily attributable to an increase in accounts receivable and a decrease in deferred revenue, partially offset by increases in accounts payable and accrued liabilities. Cash used by operations during the six months ended June 30, 1997, was primarily attributable to an increase in accounts receivable, partially offset by increases in deferred revenues and accounts payable and accrued liabilities.

  Cash used in investing activities was approximately $1.6 million and $247,000 during the six months ended June 30, 1998 and 1997, respectively. The cash used in investing activities during the six months ended June 30, 1998, was primarily attributable to purchases of computer equipment and software and the purchase of the minority interest in the Services Subsidiary. The cash used in investing activities during the six months ended June 30, 1997, was primarily attributable to purchases of computer equipment and software.

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

  Cash provided by financing activities was approximately $20.9 million and $2.6 million during the six months ended June 30, 1998 and 1997, respectively. The cash provided by financing activities during the six months ended June 30, 1998, was primarily attributable to the Company's initial public offering effective May 26, 1998, for net proceeds of approximately $22.0 million. The cash provided by financing activities during the six months ended June 30, 1997, was primarily attributable to proceeds from notes payable and short term borrowings of approximately $12.4 million, offset by payments on notes payable and short term borrowings of approximately $9.7 million.

  In March 1997, the Company entered into a loan agreement and a master leasing agreement for an equipment line of credit in the amount of $1.0 million (the "Equipment Line") with a leasing company. The Equipment Line bears interest at rates negotiated with each loan or lease schedule (generally 22.0% to 22.5%) and is collateralized by all of the equipment purchased with the proceeds thereof. As of June 30, 1998, the principal balance on the Equipment Line was $565,000.

  The Company has a revolving working capital line of credit and equipment facility with Silicon Valley Bank. Borrowings outstanding under the line are limited to the lesser of $3.0 million or 80% of accounts receivable. Interest on the revolving credit facility is at prime rate and on the equipment facility at prime plus 0.5% and is collateralized by all of the assets of the Company. The line of credit and equipment term facility with Silicon Valley Bank will expire on April 29, 1999. As of June 30, 1998, the Company had no outstanding balance and had $3.5 million available for future borrowings under this agreement.

  The Company had available NOLs of approximately $25.6 million as of June 30, 1998 to reduce future income tax liabilities. These NOLs expire from 2007 through 2012 and are subject to review and possible adjustment by the appropriate taxing authorities. Pursuant to the Tax Reform Act of 1986, the utilization of NOLs for tax purposes may be subject to an annual limitation if a cumulative change of ownership of more than 50% occurs over a three-year period. As a result of this limitation, the Company will be limited to the use of its NOLs in any given year. The Company had net deferred tax assets of approximately $9.8 million at June 30, 1998 comprised primarily of "NOLs." The Company has fully reserved for these deferred tax assets.

IMPACT OF YEAR 2000

  The Company has designed and tested the most current versions of its products to be Year 2000 compliant. There can be no assurances that the Company's current products do not contain undetected errors or defects associated with Year 2000 date functions that may result in material costs to the Company. Some commentators have stated that a significant amount of litigation will arise out of Year 2000 compliance issues, and the Company is aware of a growing number of lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent the Company may be affected by it.

  The Company is in the process of determining the extent to which third-party licensed software distributed by the Company is Year 2000 compliant, as well as the impact of any non-compliance on the Company and its customers. Additionally, in the event relational database management systems used with the Company's software are not Year 2000 compliant, there can be no assurance that Company's customers will be able to continue to use the Company's products. The Company does not currently believe that the effects of any Year 2000 non-compliance in the Company's installed base of software will result in a material adverse impact on the Company's business or financial condition. However, the Company's investigation with respect to third-party software is in its preliminary stages, and no assurance can be given that the Company will not be exposed to potential claims resulting from system problems associated with the century change or that such claims would not have a material adverse effect on the Company's business, financial condition or results of operations.

  With respect to its internal systems, the Company is taking steps to prepare its systems for the Year 2000 date change. The Company expects to substantially complete inventory efforts at the end of calendar year 1998, with remediation and testing to continue through 1999. Although the Company does not believe that it will incur any material costs or experience material disruptions in its business associated with preparing its internal systems for the Year 2000, there can be no assurances that the Company will not experience unanticipated negative

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

consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems. The Company is currently unable to estimate the most reasonably likely worst case effects of the year 2000 and does not currently have a contingency plan in place for any such unanticipated negative effects. The Company is in the process of preparing a contingency plan which is expected to be in effect by March 31, 1999.

  The Company is currently unable to estimate whether it is exposed to significant risk of being adversely affected by Year 2000 noncompliance by third parties. During the third quarter of 1998, the Company intends to begin contacting third parties with which it has material relationships, including its material customers, to attempt to determine their preparedness with respect to Year 2000 issues and to analyze the risks to the Company in the event any such third parties experience significant business interruptions as a result of Year 2000 noncompliance. The Company expects to complete this review and analysis and to determine the need for contingency planning in this regard by March 31, 1999.

NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires companies to display, with the same prominence as other financial statements, the components of other comprehensive income. SFAS No. 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS No. 130 is effective for the Company's fiscal year ending December 31, 1998 including interim periods. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company's adoption of SFAS No. 130 did not require significant revisions of prior disclosures.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. Early adoption is encouraged. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and transactions involving hedge accounting. The Company does not anticipate this statement will have an impact on its financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for the Company's fiscal year ending December 31, 1998. The Company will evaluate the need for such disclosures at that time.

  The American Institute of Certified Public Accountants has issued Statement of Position 97-2, "Software Revenue Recognition." SOP 97-2 supersedes SOP 91-1 and is effective for the Company for transactions entered into after December 31, 1997. The Company adopted SOP 97-2 in the first quarter of 1998. The adoption of SOP 97-2 did not have a significant impact on the Company's consolidated financial statements.

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

                            BUSINESS OF THE COMPANY

GENERAL

  The Company develops, markets and supports client/server financial and human resource software applications that reduce the total cost of ownership by minimizing the time, costs and risks associated with implementing, changing and upgrading applications. Almost all of the Company's products are sold as application suites. On occasion, the Company will sell individual applications to its existing customers.

  The Company's Clarus(TM) line of products are based on a flexible, open architecture called Active Architecture(R) which allows for seamless, rapid changes and upgrades without modifying the source code. The Company's software provides organizations with the broad functionality of custom-designed applications without the high total cost of ownership traditionally associated with such applications. By providing broad functionality, a flexible open architecture, and minimized implementation and modification time, the Company addresses the needs of a wide range of organizations while giving end users more control of their work environment.

  The Company licenses its products and services primarily through a direct sales force in North America. At July 31, 1998, the Company had more than 225 customers including leading organizations such as Amtrak, Blue Cross and Blue Shield of Alabama, Chartwell Re Holdings Corporation, First Data Corporation, Land's End, Inc., T. Rowe Price Associates, Inc., Shaw Industries, Inc., and Toronto-Dominion Bank.

  The Company's software license revenues accounted for 45.0%, 52.0%, 49.2% and 63.9% of gross revenues for the six months ended June 30, 1998, and for 1997, 1996 and 1995, respectively. Services revenues accounted for 36.8%, 30.0%, 30.5% and 21.2% of gross revenues for the quarter ended June 30 1998, and for 1997, 1996 and 1995, respectively. Maintenance revenues accounted for 18.2%, 18.0%, 20.3% and 14.9% of gross revenues for the quarter ended June 30, 1998, and for 1997, 1996 and 1995, respectively.

  On May 26, 1998, the Company completed an initial public offering of its Common Stock in which it sold 2.5 million shares and which resulted in net proceeds to the Company of approximately $22.0 million.

INDUSTRY BACKGROUND

  Increasing global competition has driven organizations of all sizes to improve operating efficiencies, reduce costs, speed time to market and improve customer satisfaction. To achieve these objectives, organizations have utilized IT systems to automate repetitive processes, to facilitate communications throughout various departments and to process increasingly sophisticated and detailed information. Organizations therefore face the challenge of providing this critical information to a broad group of end users to give them better control of their work environment and to increase productivity and performance.

  Recent advances in computing and communications, including the wide-spread adoption of distributed computing, and the proliferation of third-party enterprise software applications, have enabled organizations to provide relevant information directly to the desktop. Organizations have deployed enterprise client/server applications addressing the full range of functions across the enterprise, including "front office" related functions such as sales force automation, call center management and customer support and help desk activities, and "back office" operations such as distribution, manufacturing, production and supply chain planning and execution activities. At the core of the enterprise software system are the organization's financial applications that serve as a critical point of integration for all enterprise applications and enable users to improve core business processes, monitor, analyze and report business results, and make more informed decisions faster. According to International Data Corporation, the market for enterprise-level accounting, human resource and payroll client/server applications exceeded $3.0 billion in 1996, and is projected to grow at a compound annual growth rate of 30% through the year 2001 to over $12.0 billion.

  Traditionally, organizations have had two alternatives when deploying enterprise financial and human resource applications: either a highly complex custom-designed application to meet the organization's specific requirements, typically developed in a "legacy" environment; or an off-the-shelf application designed to be

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

implemented more rapidly in a distributed computing environment, at a perceived lower cost of ownership, although often lacking the depth of functionality of the custom-designed application.

  While custom-designed applications have provided the desired degree of functionality, their size and complexity generally require very lengthy design, development and implementation efforts. Maintaining, updating and upgrading these applications requires substantial internal resources and generally requires the use of outside consultants. In addition, these applications have limited flexibility to support diverse and changing operations or to respond effectively to evolving business demands and technologies. The high total cost of ownership and complexity associated with developing and maintaining custom-designed applications have limited their utilization to organizations with significant resources.

  In recent years, organizations have increasingly deployed off-the-shelf client/server financial and human resource applications to leverage their investment in client/server technologies and provide end users with information that gives them greater control over their work environment. However, traditional off-the-shelf applications often require organizations to re-engineer established business practices to accommodate application constraints or to customize the applications with labor-intensive reprogramming to fit their needs. These requirements significantly challenge resource-constrained organizations and fail to provide the desired lower total cost of ownership.

  Limitations of both custom-designed and off-the-shelf applications result in higher total cost of ownership to the organization. The largest components of such cost are the necessary labor and programming resources associated with implementation and maintenance. According to the Gartner Group, labor-related services, including implementation and post-implementation services, comprise approximately 71% of the five-year total cost of ownership for client/server applications, with the acquisition cost of software compromising only 17% of the total cost of ownership and hardware and networking costs comprising the balance.

  Today, organizations acquiring or replacing their financial applications seek broader functionality, better integration with existing systems and applications, greater flexibility to change and upgrade, and a lower total cost of ownership. Key to meeting these expectations are solutions that are flexible, easy to implement, change and upgrade, provide information on demand and, most importantly, put users in control.

THE CLARUS SOLUTION

  The Company offers a highly integrated suite of applications that matches the functionality of custom-designed applications without the high total cost of ownership traditionally associated with such applications. By providing broad functionality, a flexible open architecture, minimized implementation, modification and ongoing support time, and enhanced user control, the Company addresses the needs of a broad range of organizations. The Company's applications offer the following key benefits:

  Broad Functionality. The Company's highly integrated suite of financial applications covers the full range of financial and accounting functions, including general accounting, expense accounting, revenue accounting and human resources. The Company's applications are particularly suited to address the financial, accounting and reporting needs of non-industrial firms. Through its Graphical Architects modules, the Company provides additional capabilities, including enhanced interaction with external software systems, user personalization, job scheduling, analysis capabilities and Internet connectivity.

  Flexible, Open Architecture. The Company's applications are based on a flexible, open architecture to fit with the components of an organization's existing IT infrastructure. These applications work with the popular Microsoft, Oracle and Sybase databases and run on any operating system and hardware platforms compatible with these databases, enabling customers to easily migrate to alternative computing technologies. The flexibility of the Company's applications, together with the ability to modify the functionality without changing the source code, results in seamless, rapid changes or upgrades. The openness of the architecture allows easy integration with third-party technologies, including Microsoft BackOffice and Arbor Essbase, as well as products from third-party financial reporting software companies.

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

  Minimized Implementation, Modification and Ongoing Support Time. The implementation of the Company's software can typically be achieved in less than six months, depending on the number of modules being implemented, and modifications can be made directly by the end user at the time of, or subsequent to, implementation. In addition, the time, costs and risks associated with changing and upgrading applications are minimized because implementation of the Company's applications is done without any modification to the underlying source code. The Company believes that this results in implementation and post-implementation services costs well below the industry average.

  Enhanced End User Control. The Company's applications are designed to put users in control by: (i) providing the flexibility to quickly set up applications and personalize user interfaces; (ii) providing end users the ability to directly tailor and change applications during or subsequent to implementation; (iii) allowing users to upgrade in a minimal amount of time without software development tools or significant IT personnel involvement;
(iv) allowing integration with other native or external applications in the users' work environment; and (v) delivering information on demand and in the form desired.

STRATEGY

  The Company's objective is to become the leading provider of financial and human resource applications to non-industrial organizations. The key elements of the Company's strategy are as follows:

  Extend Technology Leadership. The Company believes that extending technology leadership, rapidly creating additional features and incorporating new technologies are important competitive advantages in its marketplace. The Company believes its Active Architecture technology is a key differentiation that provides a significant advantage over competing products. In addition, the Company believes it was one of the first software developers to utilize object wrappers in financial applications to facilitate tailoring and integration with other applications. The Company intends to continue to identify and develop new and emerging technologies for its applications.

  Leverage Expertise in Financial Applications. The Company intends to leverage its expertise in financial applications to design, develop and offer other financial and financially-related applications focused on meeting the needs of non-industrial customers. For example, the Company recently introduced several new applications, including Purchasing Control, Personnel, and Payroll and Benefits.

  Capitalize on Middle Market Opportunities. The Company focuses its sales and marketing efforts on value buyers in mid-sized non-industrial organizations, including divisions of larger companies, which represent the fastest growing segment of the financial and human resource applications market. In its targeted industries, financial and human resource applications typically represent the organization's most critical systems. The Company believes that its flexible user-controlled applications are well suited for rapidly growing mid-sized organizations and value buyers that demand highly functional and scalable financial and human resource applications without the high total cost of ownership traditionally associated with such applications.

  Leverage Installed Customer Base. The Company believes that its installed customer base represents a significant potential market for future sales of its products. The Company continually uses its customer relationships: (i) to sell new products and cross-sell products to multiple offices, divisions and departments of a customer's organization; (ii) as a reference to gain new customers; and (iii) to focus its efforts on selected vertical markets as a means of expanding its market share.

  Expand Sales and Marketing Channels. The Company intends to expand its direct sales force by hiring additional experienced sales personnel. The Company also intends to establish indirect distribution channels and relationships with product vendors and consulting companies, as well as increase its international market penetration by establishing relationships with strategic partners with an international presence. The Company believes that expanding its marketing relationships will provide increased access to various geographic markets and potential customers.

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

  Continue to Provide High Quality Customer Service. By providing superior implementation, support and training services directly to its customers, rather than through third-party resellers and system integrators, the Company can achieve a high level of customer satisfaction, strong customer references and long-term relationships. Direct customer service also allows for immediate feedback which facilitates software improvements. The Company intends to continue to expand its customer service and maintenance staff and to make additional investments in its support infrastructure.

TECHNOLOGY

  The Company's applications are based on an extensible, object-oriented, proprietary architecture called "Active Architecture." The Active Architecture technology is designed to achieve the following benefits: (i) flexible, high-end functionality; (ii) the ability to modify the functionality without changing the source code; (iii) the ability to easily integrate applications into a customer's IT infrastructure; (iv) the ability to rapidly implement changes and upgrade applications; (v) reduced total cost of ownership; and
(vi) placing users in control. Active Architecture is comprised of three elements: the Core Components, the Graphical Architects modules and the System Manager module.

  Core Components. The core functionality for the Company's applications is defined through a set of Core Components, the building blocks of the financial and human resource applications. The Core Components perform financial and accounting functions in the context of legal and regulatory requirements and generally accepted accounting principles. Examples of these Core Components include general ledger posting, accounts payable vouching, account structure management and payroll processing. The Company's fundamental premise is that users should not need to reprogram the Core Components. Contained within the overall architectural framework is the ability to modify and seamlessly upgrade the Company's applications while continuing to maintain the process and data security, integrity and reliability of the Core Components. End users can accommodate their business-specific requirements and technology changes, such as integrating external software systems, user personalization, job scheduling, analysis capabilities, Internet connectivity and application management through the Graphical Architect modules which require no source code programming.

  Graphical Architects. The Company has developed Graphical Architects modules that allow organizations to quickly and easily adapt to business-specific requirements and changes in technology. The Company provides the Business Controls/Graphical Architect as a standard component with all of its applications and licenses other Graphical Architects modules with additional functionality. Through Business Controls an organization can centrally administer its business rules and policies and apply them across all financial applications. This central control allows for consistency of management policies and reduced set-up time in each of the application areas. Business Controls also allows organizations to define and manage their chart of accounts, analysis codes, default account segments and overrides, accounting periods, inter-company transactions, tax management, accounting calendar, cross-validation rules and multiple currencies.

  System Manager. System Manager supports the Active Architecture technology by integrating, synchronizing and managing all components of the application. System Manager offers a visual point-and-click interface and is designed to reduce systems and database administration efforts and the time required to update external applications, as well as upgrades to the Company's application itself. Through System Manager, the user orchestrates software installation, database initialization, and software and database upgrades. These tasks are simplified by System Manager's automated process which does not require scripts or other programming. In addition, System Manager provides a single point of control for security across all of the Company's applications. Security information is automatically maintained and updated during the upgrades.

  The Company's applications incorporate a multi-tiered, client/server architecture that supports Microsoft Windows 95 and/or NT clients, including Netscape and Microsoft Internet Explorer, and most popular UNIX (AIX, HP-UX, Solaris, VMS, etc.) and Windows NT servers running Microsoft SQL Server, Oracle, and Sybase database management systems over a variety of network topologies. For the year ended December 31, 1997, the Company derived 79.2% and 20.8%, respectively, of its license fees from sales of its products to customers who

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

use Windows NT based-servers and UNIX servers. Integration of the Company's applications with these databases is achieved with a single version of the source code, allowing users to replace or upgrade their hardware and database systems with minimal impact to the customer's application. The Company currently offers both 16-bit and 32-bit versions of its financial applications and 16-bit versions of its human resource applications for the Windows 3.1, Windows 95, and Windows NT platforms. The various technologies upon which the Active Architecture has been built include Microsoft Visual C++ and the Microsoft Foundation Classes, ActiveX, OLE/COM and Centura.

  Clarus Corporate Service Applications. The Company recently introduced its Clarus Corporate Service Applications , including Clarus HRPoint, Clarus Budget, Clarus OLAP and Clarus E Procurement.

PRODUCTS

  The Company's product family includes a full suite of financial, human resource and growing suite of corporate service applications designed to meet the needs of a broad range of organizations.

APPLICATIONS

  General Ledger, the Company's flagship application, delivers a comprehensive solution including ledger accounting, consolidation and allocations, multi-level segment accounts, automatic entry balancing, multiple financial calendars within a single organization, recurring entries, average daily balances and budgeting and profit sharing.

  Accounts Payable controls vendor information, invoicing procedures and payment activities, while providing for an unlimited number of bank accounts, processing foreign currency gains and losses, and automatically reconciling and balancing inter-company accounts and multiple payment methods.

  Purchasing Control streamlines purchasing processes with end user requisitioning, quick access to contracts and price lists, automation of receiving and matching processes and vendor management.

  Accounts Receivable streamlines payment applications, provides management and reporting of receivables activities, manages customer information and inter-relationships, tracks the collection process, processes foreign currency gains and losses and provides historical information.

  Revenue Accounting combines invoice entry and billing applications, provides user-defined rules for revenue recognition, automatically creates multi-line tax distributions for multiple taxing authorities, calculates shipping charges for specific lines of an invoice, supports a multi-catalog pricing structure as well as user-defined pricing contracts and tracks customer deposits and down payments.

  Fixed Assets tracks and maintains asset investments and facilitates compliance with tax and accounting regulations through user-defined depreciation scheduling, which can be segmented by organization, asset or book.

  Personnel manages employment, compensation, career/succession planning, position control, health and safety, applicant management, recruiting, training, government compliance and business event notification.

  Benefits manages benefit and accrual planning and enables control of auto enrollment, flexible benefits, flexible spending accounts, cafeteria, defined contributions, beneficiaries, eligibility, COBRA administration and leave accrual processing.

  Payroll manages control of payment and tax processing functions, streamlines payroll processing, manages on-demand checks, direct deposit and earnings and deductions.

GRAPHICAL ARCHITECTS

  The Company licenses a series of modules, its Graphical Architects, that are designed to extend, enhance, integrate and change the look-and-feel of the Company's core applications. Through a visual point-and-click interface, the Graphical Architects modules allow users to personalize and configure the Company's applications without any source code programming. In addition to Business Controls, which is a standard component of all applications, Graphical Architects modules include the following:

  Data Exchange/Graphical Architect defines sources of data for import and export purposes through a metadata interface for logical mapping of data between the Company's applications and the customer's other internal systems which simplifies implementation and streamlines changes to external data sources.

  Workload/Graphical Architect enables users to manage and schedule tasks effectively with job scheduling, resource allocation, process and report distribution, and e-mail notification. Users can schedule tasks to run on separate application servers at the most efficient processing time.

  Solution/Graphical Architect allows users to personalize the look-and-feel and the functions of their applications and facilitates the integration of the Company's applications with other applications without changing the source code.

  Analysis/Graphical Architect provides a suite of applications that address an organization's need for information on demand. Analysis/Graphical Architect provides users with the following functions and benefits:

        FUNCTION                               BENEFIT
   -------------------  ----------------------------------------------------
   Quick Find           Online access with extensive selection criteria to
                        quickly locate information.
   Quick Reports        Report printing of online query results.
   Quick Graphs         Graphical representations of online query results.
   Standard Reports     Templates to simplify users' report definitions
                        based upon the organization's requirements.
   Financial Statement  Flexible financial reporting system enabling
    Generator           sophisticated financial statements without any
                        programming.
   Drill Down Analysis  Intra-application, inter-application, and open drill down into all supporting detail and information
                        sources, including information originated in third-
                        party applications.
   Financial Statement  Integration of Financial Statement Generator with
    Accelerator         Arbor Software's Essbase for high performance
                        reporting.
   FRx for Windows      Flexible distributed management reporting solution,
                        utilizing FRx from FRx Software Corporation, which
                        delivers full drill down analysis without being
                        connected to the network.
   Clarus Library       Centralized report repository to store reports and
                        make them available to other users in the
                        organization eliminating redundancy and improving
                        resource efficiency.

  Workflow/Graphical Architect allows users to define procedures and policies (events) that trigger responses from the system. Workflow/Graphical Architect allows users to extend the applications to conform to an organization's business processes and policies, such as an accounting application automatically generating approval requests for purchases over a certain dollar amount.

  Internet/Graphical Architect allows organizations to quickly deploy their entire suite of financial and human resource applications to the World Wide Web and tailor it specifically to the unique needs of each Web user. Internet/Graphical Architect provides native Internet implementation of information access-oriented applications such as invoice or payment status, drill down inquiries, report viewing, and account balances.

SALES AND MARKETING

  The Company sells its software and services primarily through its direct sales force. As of July 31, 1998, the Company's direct sales force consisted of 37 sales professionals and 12 marketing personnel, located in 11 domestic offices and one office located in Canada. The Company expects to increasingly develop indirect channels in order to enhance its market penetration and implementation capabilities. International revenues were approximately 3.0% of total revenues for the year ended December 31, 1997, and the Company expects that revenues from international customers will account for a growing portion of the Company's total revenues. The sales cycle for the Company's software averages between four to seven months.

  The Company's marketing strategy is to position the Company as the leading provider of applications to non-industrial organizations by providing applications with a high level of functionality and flexibility with minimal implementation time. In support of this strategy, the Company engages in a full range of marketing programs focused on creating awareness and generating qualified leads. These programs include developing and maintaining business partners and participating in joint marketing programs, such as participating in the Microsoft Solution Provider Program, as well as public relations, telemarketing, developing databases of targeted customers, and conducting advertising and direct mail campaigns. In addition, the Company participates in trade shows and seminars and maintains a World Wide Web home page which is integrated with the Company's sales, marketing, recruiting and fulfillment operations.

IMPLEMENTATION SERVICES

  The Company provides dedicated implementation services for the Company's customers. The Company believes that the provision of superior implementation services in conjunction with ease of implementation is integral to its success in achieving a high level of customer satisfaction. By providing these implementation services, the Company is able to minimize implementation time by helping customers to implement an application module in an average of four months, generally at a cost equal to or below the cost of the licensed software. As of July 31, 1998, the Company employed 89 personnel providing implementation services, which are typically offered to the Company's customers on a time and materials basis.

  The Company is also developing marketing relationships with companies sharing a commitment to client/server implementations that deliver high functionality and flexibility, while minimizing the time required to implement, change and upgrade them.

CUSTOMER SERVICE AND MAINTENANCE

  The Company believes that superior customer service and support, including product support and maintenance, training and consulting services, are critical to achieve and maintain customer satisfaction. The Company's customer service and support functions include the Company's call center, distribution services, production support and account management, all of which are integrated in a single group. The Company's customer service organization provides a single point of contact for customers from execution of the license agreements through post-implementation. Each of the Company's customers has entered into an annual maintenance contract for the first year of use, renewable on an annual basis. As of July 31, 1998, the Company employed 53 technical post-sales support personnel providing software maintenance and support, and hotline access. In addition to telephone support, the Company also offers support by electronic mail, electronic bulletin board facsimile and over the Internet. The Company intends to continue to expand its customer service and maintenance staff and to make additional investments in its support infrastructure.

RESEARCH AND DEVELOPMENT

  The Company's success is in part dependent on its ability to continue to meet customer and market requirements with respect to functionality, performance, technology and reliability. The Company invests, and intends to continue to invest, substantially in its research and development efforts. As of July 31, 1998, the Company's research and development operation included 56 employees, located in Atlanta. In addition, the Company has from time-to-time supplemented, and plans to continue to supplement, its core resource pool through outside contractors and consultants when necessary.

  The Company's research effort is currently focused on identifying new and emerging technologies and engineering processes, as well as possible technology alliances. The primary area of focus within the research effort involves distributed component computing and associated technologies and architectures, especially with respect to both Internet and intranet transaction processing.

  The Company's development effort is focused primarily on the product delivery cycle and its associated technologies and software life-cycle processes. The development operation consists of various functional and technological teams who are responsible for bringing the various products that the Company delivers to market. These teams consist of software engineering, documentation, and quality assurance personnel. The specific responsibilities of the development operation include: (i) enhancing the functionality and performance within the currently available product line; (ii) developing new products and/or integrating with strategic third-party products to strengthen the product line; (iii) porting the product line to remain current and compatible with new operating systems, databases, and tools; (iv) enhancing the adaptability and extensibility of the product line through the release of new and enhanced Graphical Architects; and (v) managing and continuously improving the overall software development process. The Company continually utilizes customer feedback in the product design process in order to meet changing business requirements and is committed to developing technologies which provide highly functional, integrated solutions in a rapid and efficient manner.

  Research and development expenditures were approximately $3.9 million, $5.4 million, $6.7 million and $2.5 million for 1995, 1996, 1997 and the six months ended June 30, 1998, respectively. See "Company Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

COMPETITION

  The market for the Company's products is highly competitive and subject to rapid technological change. Although the Company has experienced limited competition to date from products with comparable capabilities, the Company expects competition to increase in the future. The Company currently competes principally based on ease of use and reduced time of implementation, which are a result of: (i) the breadth of its products' features; (ii) the automated, scalable and cost-effective nature of its products; and (iii) the Company's knowledge, expertise and service ability gained from close interaction with customers. While the Company believes that it currently competes favorably overall with respect to these factors, there can be no assurance that the Company will be able to continue to do so.

  The Company competes directly or indirectly with a number of competitors that have significantly greater financial, selling, marketing, technical and other resources than the Company, including the following companies:
PeopleSoft, Lawson and Oracle. In 1997, J.D. Edwards & Company introduced financial applications for use on Windows NT or Unix servers, and additional competitors may enter this market, thereby further intensifying competition. These competitors may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. Moreover, these companies may introduce additional products that are competitive with or better than those of the Company or may enter into strategic relationships to offer better products than those currently offered by the Company. There can be no assurance that the Company's products would effectively compete with such new products.

  To remain competitive, the Company must continue to invest in research and development, selling and marketing, and customer service and support. In addition, as the Company enters new markets and utilizes different distribution channels, the technical requirements and levels and bases of competition may be different than those experienced in the Company's current market. There can be no assurance that the Company will be able to successfully compete against either current or potential competitors in the future. See "Risk Factors--Competition."

PROPRIETARY RIGHTS AND LICENSING

  The Company's success depends significantly on its internally developed intellectual property and intellectual property licensed from others. The Company relies primarily on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and license arrangements to establish and protect its proprietary rights in its software products.

  The Company has no patents, and existing trade secret and copyright laws afford only limited protection of the Company's proprietary rights. The Company has registered or applied for registration for certain copyrights and trademarks, and will continue to evaluate the registration of additional copyrights and trademarks as appropriate. The Company believes that, because of the rapid pace of technological change in the software industry, the intellectual property protection of its products is a less significant factor in the Company's success than the knowledge, abilities and experience of the Company's employees, the frequency of its product enhancements, the effectiveness of its marketing activities and the timeliness and quality of its support services. See "Risk Factors--Proprietary Rights and Licensing."

  The Company enters into license agreements with each of its customers. The Company's license agreements provide for the customer's non-exclusive right to use the object code version of the Company's products. The Company's license agreements prohibit the customer from disclosing to third parties or reverse engineering the Company's products and disclosing the Company's other confidential information. In certain rare circumstances, typically for the earliest releases of the Company's products, the Company has granted its customers a source code license, solely for the customer's internal use.

  The Company has in the past licensed and may in the future license on a non-exclusive basis third-party software from third parties for use and distribution with the Company's financial and human resource applications. Additionally, the Company's human resource applications are based on software acquired under a non-exclusive object code and source code license from a third party. The Company has entered into agreements with its third party licensors with customary warranty, software maintenance and infringement indemnification terms.

OEM AGREEMENT WITH ELEKOM

  The Company has entered into an OEM Software License Agreement (the "OEM Agreement") with ELEKOM that grants the Company a license to reproduce, use, market, distribute and sublicense the object code version of ELEKOM Procurement under the Company's own product names and trademarks, either as a stand-alone product or as integrated with the Company's products. The license is exclusive with respect to the Company's existing customers and certain named competitors of the Company, subject to the payment of minimum royalty amounts. The OEM Agreement provides for the payment by the Company to ELEKOM of license fees equal to a specified percentage of ELEKOM's standard list price for ELEKOM Procurement, and is subject to quarterly minimums ranging from $250,000 for second quarter 1998 to $650,000 for fourth quarter 1999.

EMPLOYEES

  As of July 31, 1998, the Company had a total of 275 employees, all except seven of whom were based in the United States. Of the total, 89 were employed in implementation services, 56 were in research and development, 37 were in sales, 53 were in customer support, 28 were in finance, administration and operations, and 12 were in marketing. The Company believes its future performance depends in significant part upon the continued service of its key engineering, technical support and sales personnel and on its ability to attract or retain qualified employees. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel in the future. None of the Company's employees are represented by a labor union or are subject to a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors-- Management of Growth;" "--Dependence Upon Key Personnel; Ability to Hire and Retain Personnel."

FACILITIES

  The Company's corporate office and principal facility is located in Suwanee, Georgia, where the Company leases approximately 41,000 square feet of space. The lease commenced on June 15, 1997 and expires on July 15, 2004. The lease requires annual payments of $386,000 for the first 12-month period with an increase of 3% in each 12-month period after the first year. This facility accommodates research and development, sales, finance, administration and operations, customer support and marketing. The Company also leases 11 facilities, primarily for regional sales offices, elsewhere in the United States and Canada, providing for aggregate annual lease payments of approximately $218,000. Expiration dates on sales office leases range from May 1998 to March 1999.

  The Company has entered into a lease agreement for new office space adjacent to its current corporate office and principal facility. At the time the Company accepts the new office space, begins paying rent and vacates the existing office space, the lessor of the new office space will assume the existing lease agreement. The new office in Suwanee, Georgia will consist of approximately 87,000 square feet of space. The new lease requires annual payments of $913,185 for the first 12-month period with an increase of 3% in each 12-month period after the first year. The lease will commence on January 1, 1999 and expires on March 31, 2006. The Company plans to move to its new office space in January of 1999 to meet its needs as a result of significant growth in personnel.

LEGAL PROCEEDINGS

  The Company is subject to claims and litigation in the ordinary course of business, including, but not limited to, a lawsuit recently filed against the Company alleging patent infringement, but does not believe based on its current assessment of such claims and litigation that any such claim or litigation will have a material adverse effect on its consolidated financial position.

                           MANAGEMENT OF THE COMPANY

  The executive officers and directors of the Company are as follows:

                NAME            AGE                     POSITION
                ----            --- ------------------------------------------------
      Stephen P. Jeffery......   42 Chairman, Chief Executive Officer, President and
                                    Director
      William M. Curran, Jr...   36 Vice President, Sales
      William A. Fielder,
       III....................   39 Chief Financial Officer and Treasurer
      Sally M. Foster.........   44 Vice President, Customer Support
      Robert C. Holler........   34 Vice President, Research and Development
      Steven M. Hornyak.......   32 Vice President, Marketing
      David A. Spicer.........   51 Vice President, Development
      Arthur G. Walsh, Jr.....   51 Vice President, Human Resources and Secretary
      Joseph S. McCall........   48 Director
      Tench Coxe(1)(2)........   40 Director
      William S. Kaiser(1)(2).   42 Director
      Donald L. House.........   57 Director
      Said Mohammadioun.......   51 Director
      Mark A. Johnson.........   45 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  STEPHEN P. JEFFERY joined the Company in November 1994 as Vice President of Marketing and was elected Vice President of Sales and Marketing in June 1995. He was elected President of the Company in October 1995, a member of the Board of Directors in October 1997, Chairman of the Board in December 1997 and Chief Executive Officer of the Company in February 1998. Prior to joining the Company, Mr. Jeffery was employed by Hewlett-Packard Company, where he served as the manager of Hewlett-Packard's client/server solutions and partner programs as well as in a variety of sales and marketing management positions in the U.S. and Europe for 15 years. Mr. Jeffery also served in sales with IBM prior to joining Hewlett-Packard.

  WILLIAM M. CURRAN, JR. joined the Company in February 1996 as Regional Sales Manager for the Southern Region. In August 1997, Mr. Curran was elected Vice President of Sales for the Eastern region and in July 1998 he was elected Vice President of Sales. Prior to joining the Company, Mr. Curran was employed by Geac Computer Corp. Ltd (formerly Dun & Bradstreet Software) ("Geac") from November 1989 until February 1996 as a Senior Account Executive where he was the top sales performer for a six-year period. From June 1984 until November 1989, Mr. Curran served in a variety of sales positions with Unisys Corporation.

  WILLIAM A. FIELDER, III joined the Company in March 1998 as Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Fielder served as Vice President and Chief Financial Officer of Gray Communications Systems, Inc. from July 1993 to March 1998. From April 1991 to July 1993, Mr. Fielder served as Controller of Gray Communications Systems, Inc. which was the chief financial officer position of that company. From November 1984 to March 1991, Mr. Fielder was employed with Ernst & Young LLP where he served a variety of roles in the Columbus, Georgia, office, most recently as audit manager and computer auditor for a variety of clients in the Atlanta and West Georgia area.

  SALLY M. FOSTER joined the Company in March 1997 as Vice President of Customer Service. Prior to joining the Company, Ms. Foster served in several positions at Geac from August 1988 until March 1997, most recently as Vice President/Director of Global Business Operations. From August 1985 until August 1988, Ms. Foster served as the Division Operations Manager for the General Motors Corporation, Electronic Data Systems Ltd. based in London, England.

  ROBERT C. HOLLER joined the Company in June 1993 as the group leader for all technology development. In January 1995, Mr. Holler was elected Vice President of Development and in May 1996, he was elected Vice President of Research. In April 1998, Mr. Holler was elected Vice President of Research and Development. Currently, Mr. Holler serves as Vice President of Research. Before joining the Company, he served from 1989 to 1993 as a consultant with McCall Consulting Group, where he managed the initial implementations of the Company's products. Prior to that time,, he was employed with Andersen Consulting as a consultant.

  STEVEN M. HORNYAK joined the Company in December 1994 as an Account Executive and was promoted to Regional Sales Manager for the Northeast region. In August 1997, Mr. Hornyak was elected Vice President of Marketing. Prior to joining the Company, Mr. Hornyak served in a variety of sales and consulting roles for Oracle Corporation from June 1992 until December 1994. Prior to that, he was employed by Price Waterhouse in its management consulting services group.

  DAVID A. SPICER joined the Company in August 1998, as Vice President of Development. Prior to joining the Company, Mr. Spicer served as Vice President of Development for Arbor Software from February 1998 to July 1998. From April 1992 to February 1998, Mr. Spicer served as Vice President of Financial Application Development at Oracle Corporation.

  ARTHUR G. WALSH, JR. joined the Company in November 1992 as Chief Operating Officer and Secretary. In October 1995, Mr. Walsh was elected Vice President of Customer Service and Treasurer. Currently, Mr. Walsh serves as Vice President of Human Resources and Secretary. From September 1989 until November 1992, he was Chief Operating Officer for Wilson & McIlvaine, a general business Chicago law firm, where he was responsible for overall management of the firm's business operations. Before that, Mr. Walsh was employed with Andersen Consulting, from July 1974 until September 1989, where he served in a variety of roles in Atlanta and Chicago, lastly as Director of Finance and Administration for the Technical Services Organization in Chicago world headquarters.

  JOSEPH S. MCCALL co-founded the Company in November 1991 and has previously served as its Chairman, President, and Chief Executive Officer and has been a member of the Board of Directors since 1991. Mr. McCall currently serves as a Director and consultant to the Company. Prior to founding the Company, Mr. McCall founded McCall Consulting Group, Inc. in 1986, and he currently serves as its President. Mr. McCall also formed Technology Ventures, LLC in 1994 and currently serves as its sole manager. From 1975 to 1986, Mr. McCall managed major systems integration and development projects and application software evaluations and implementation engagements for Andersen Consulting.

  TENCH COXE has served as a member of the Board of Directors of the Company since September 1993. Mr. Coxe has served as a general partner of Sutter Hill Ventures, a venture capital company located in Palo Alto, California, since 1989. From 1984 to 1987, Mr. Coxe served as Director of Marketing and in other management positions with Digital Communications Associates. Mr. Coxe is currently on the Board of Directors of Avant! Corporation and Edify Corporation.

  WILLIAM S. KAISER has served on the Board of Directors of the Company since November 1992. Mr. Kaiser joined Greylock Management Corporation, a venture capital company located in Boston, in 1986 and became a general partner in 1988. From 1983 to 1986, Mr. Kaiser served in a variety of marketing management positions with Apollo Computer, primarily working with Apollo's third-party suppliers. Mr. Kaiser is also on the Board of Directors of Avid Technology, Inc. and Open Market, Inc.

  DONALD L. HOUSE served as Chairman of the Board of Directors of the Company from January 1994 through December 1997, and as President and a Director from January 1993 through December 1993. From September 1991 until December 1992, Mr. House served as President of Prentice Hall Professional Software, Inc., a subsidiary of Simon and Schuster, Inc. From 1968 through 1987, Mr. House served in a number of senior executive positions with Management Science America, Inc. Mr. House is a director of Melita International

Corporation, where he serves as Chairman of the Audit Committee and a member of the Compensation Committee and is a director of Carreker-Antinori, Inc., where he is a member of its Audit Committee. Mr. House also serves as a member of the Board of Directors of BT Squared Technologies, Inc., Intellimedia Commerce, Inc. and Telinet Technologies, LLC which are privately held companies.

  MARK A. JOHNSON has served as a member of the Board of Directors since July 1998. Mr. Johnson has served as the Vice Chairman of CheckFree Corporation, a supplier of financial electronic commerce services, software and related products since 1997. He also serves on the Board of Directors of CheckFree Corporation. From 1982 to 1997 Mr. Johnson has served in various capacities with CheckFree including as President in 1996 and as Executive Vice President of Corporate Development of CheckFree Corporation from 1990 to 1996.

  SAID MOHAMMADIOUN has served as a member of the Board of Directors of the Company since March 1998. Mr. Mohammadioun has served as Chairman and Chief Executive Officer of Synchrologic, Inc. since October 1996. From March 1995 to September 1996, he was a private investor in small technology companies. Mr. Mohammadioun was Vice President of Lotus Development Corp. from December 1990 to February 1995. Mr. Mohammadioun also serves on the Board of Directors of IQ Software Corporation and FirstWave Technologies, Inc.

  Executive officers of the Company are elected by the Board of Directors and serve until their successors are duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

  The Company's Board of Directors is divided into three classes, with the members of each class of directors serving for staggered three-year terms. Messrs. McCall, Kaiser and Johnson serve in the class the term of which expires in 1999; Messrs. Coxe and House serve in the class the term of which expires in 2000; and Messrs. Jeffery and Mohammadioun serve in the class the term of which expires in 2001. Upon the expiration of the term of each class of directors, directors comprising such class of directors will be elected for a three-year term at the next succeeding annual meeting of stockholders. The Company's classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors. See "Description of Capital Stock--Delaware Law and Certain Provisions of the Company's Restated Certificate and By-laws."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee consists of Messrs. Coxe and Kaiser. The Audit Committee reviews, with the Company's independent auditors, the scope and timing of their audit services and any other services they are asked to perform, the auditor's report on the Company's financial statements following completion of their audit and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year. The Compensation Committee consists of Messrs. Coxe and Kaiser. The Compensation Committee reviews and evaluates the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee also administers the Company's stock option plans.

DIRECTOR COMPENSATION

  Directors who are not employees of the Company (also referred to as "Outside Directors") currently include Messrs. McCall, Coxe, House, Kaiser, Mohammadioun and Johnson. Outside Directors do not receive an annual retainer or any fees for attending regular meetings of the Board of Directors. Directors are not reimbursed for out-of-pocket expenses incurred in attending such meetings. Outside Directors may participate in the Company's 1998 Stock Incentive Plan. Effective March 9, 1998, the Company granted to Mr. Mohammadioun an option to acquire 11,250 shares of Common Stock at an exercise price of $8.00 per share.

On June 2, 1998, each of the Outside Directors at that time were granted options to purchase 7,500 shares of Company Common Stock at an exercise price of $7.63 per share. On July 1, 1998, the Company granted Mark A. Johnson options to purchase 18,750 shares of Common Stock at an exercise price of $9.13 per share.

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding compensation earned by Joseph S. McCall, the Company's Chief Executive Officer at December 31, 1997, and the Company's four other most highly compensated executive officers who were serving as executive officers at the end of 1997 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company in 1997.

                          SUMMARY COMPENSATION TABLE

                              ANNUAL                            LONG-TERM
                          COMPENSATION(1)                  COMPENSATION AWARDS
                         --------------------              -------------------
                                                                NUMBER OF
                                                               SECURITIES
   NAME AND PRINCIPAL                         OTHER ANNUAL     UNDERLYING       ALL OTHER
        POSITION          SALARY      BONUS   COMPENSATION     OPTIONS(2)      COMPENSATION
   ------------------    --------    -------- ------------ ------------------- ------------
Joseph S. McCall........ $151,350    $150,000      --               --               --
 Chief Executive Offi-
  cer(3)
William M. Curran, Jr... $111,748    $197,910      --            45,000              --
 Vice President, Sales
Steven M. Hornyak....... $111,760    $130,822      --            51,000          $53,394(4)
 Vice President, Market-
  ing
Stephen P. Jeffery...... $175,000(6) $ 92,621      --            75,000              --
 President(5)
Alain Livernoche........ $136,752    $ 91,599      --            60,000              --
 Vice President,
  Sales(7)

--------
(1) In accordance with the rules of the SEC, the compensation set forth in the table does not include medical, group life insurance or other benefits which are available to all salaried employees of the Company, and certain perquisites and other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.
(2) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive payments during fiscal 1997 to its executive officers. Options granted to the Named Executive Officers were granted at fair market value on the date of grant as determined by the Board of Directors.
(3) Mr. McCall resigned as the Company's Chief Executive Officer on February 5, 1998.
(4) One time payment for relocation expenses.
(5) Mr. Jeffery was elected as the Company's Chief Executive Officer effective as of February 5, 1998.
(6) Includes $14,583 in deferred compensation earned in 1997.
(7) Mr. Livernoche resigned as the Company's Vice President of Sales and as an employee of the Company on June 30, 1998.

  The following table sets forth all individual grants of stock options during fiscal year 1997 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                             POTENTIAL
                                                         INDIVIDUAL GRANTS               REALIZABLE VALUE
                                            -------------------------------------------- AT ASSUMED ANNUAL
                             NUMBER OF      PERCENT OF TOTAL                              RATES OF STOCK
                             SECURITIES     OPTIONS GRANTED                                    PRICE
                             UNDERLYING     TO EMPLOYEES IN  EXERCISE OR BASE EXPIRATION APPRECIATION FOR
NAME                     OPTIONS GRANTED(1)   FISCAL YEAR    PRICE PER SHARE     DATE     OPTION TERM(2)
----                     ------------------ ---------------- ---------------- ---------- -----------------
                                                                                            5%      10%
                                                                                         -------- --------
Joseph S. McCall........          --              --                --              --        --       --
Stephen P. Jeffery......       75,000             9.3%            $3.67        11/10/04  $112,054 $261,134
William M. Curran, Jr...       15,000             1.9              2.00        07/24/04    12,213   28,462
                               30,000             3.7              3.67        11/10/04    44,822  104,454
Alain Livernoche........       15,000             1.9              1.00        04/13/04     6,107   14,231
                               15,000             1.9              2.00        07/24/04    12,213   28,462
                               30,000             3.7              3.67        11/10/04    44,822  104,454
Steven M. Hornyak.......        6,000             0.7              1.00        01/01/04     2,443    5,692
                               15,000             1.9              1.00        05/23/04     6,107   14,231
                               30,000             3.7              3.67        11/10/04    44,822  104,454

--------
(1) All options were incentive stock options and were granted pursuant to the Company's 1992 Stock Option Plan at an exercise price not less than fair market value on the date of grant as determined by the Board of Directors of the Company. Options vest in installments over a period of four years with 20% of the options vested 12 months from the date of grant, 40% vested 24 months after the date of grant, 70% vested 36 months after the date of grant and 100% vested 48 months after the date of grant. The options expire seven years after the date of grant.
(2) Amounts reported in this column represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the option. These numbers are calculated based on rules promulgated by the SEC.

  The following table provides information regarding exercisable and unexercisable stock options held as of December 31, 1997 by each of the Named Executive Officers. There were no options exercised by the Named Executive Officers in 1997.

                            YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES            VALUE OF
                              UNDERLYING UNEXERCISED   UNEXERCISED IN-THE-MONEY
                                OPTIONS AT YEAR-END     OPTIONS AT YEAR-END(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Joseph S. McCall............   61,762           --      $267,429     $    --
Stephen P. Jeffery..........   37,500       225,000      159,900      714,600
William M. Curran, Jr.......    3,000        57,000       12,396      134,484
Alain Livernoche............      --         60,000          --       144,900
Steven M. Hornyak...........    2,340        57,660        9,914      151,867

--------
(1) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated by determining the difference between the estimated fair market value of the Company's Common Stock underlying the option as of December 31, 1997 ($5.00 per share) and the exercise price per share payable upon exercise of such options. In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock and the risks normally associated with technology companies.

EMPLOYEE BENEFIT PLANS

  1992 Stock Option Plan. The Company adopted its 1992 Stock Option Plan (the "1992 Stock Option Plan") on November 22, 1992. The aggregate number of shares reserved for issuance under the 1992 Stock Option Plan is 1,633,938 shares. As of July 31, 1998, options to purchase 1,513,426 shares of Common Stock were outstanding under the 1992 Stock Option Plan at exercise prices ranging from $0.67 to $10.00 per share and a weighted average exercise price of $2.68 per share. Options granted under the 1992 Stock Option Plan generally vest in installments over a period of four years with 20% of the options vested 12 months from the date of grant, 40% vested 24 months from the date of grant, 70% vested 36 months from the date of grant and 100% vested 48 months after the date of grant. The Company has accelerated the vesting of options granted from January through March 1998 under the 1992 Stock Option Plan. As of July 31, 1998, 55,973 shares of Common Stock have been issued pursuant to the exercise of options granted under the 1992 Stock Option Plan. The purpose of the 1992 Stock Option Plan is to provide incentives for key employees, officers, consultants and directors to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. The majority of all options granted under the 1992 Stock Option Plan are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1985 as amended (the "Code").

  The 1992 Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and the extent to which options may be exercisable.

  1998 Stock Incentive Plan. In February 1998, the Board of Directors adopted and the stockholders approved the SQL 1998 Stock Incentive Plan (the "1998 Stock Plan"). Under the 1998 Stock Plan, the Board of Directors, or the Compensation Committee of the Board of Directors, has the flexibility to determine the type and amount of awards to be granted to eligible participants. The 1998 Stock Plan is intended to secure for the Company and its stockholders the benefits arising from ownership of the Company's Common Stock by individuals employed or retained by the Company who will be responsible for the future growth of the enterprise. The 1998 Stock Plan is designed to help attract and retain superior personnel for positions of substantial responsibility with the Company (including advisory relationships where appropriate), and to provide individuals with an additional incentive to contribute to the Company's success.

  The Board or the Compensation Committee may make the following types of grants under the 1998 Stock Plan, each of which will be an "Award": (i) incentive stock options ("ISOs"); (ii) nonqualified stock options ("NSOs");
(iii) restricted stock awards ("Restricted Stock Awards"); (iv) stock appreciation rights ("SARs"); and (v) restricted units ("Restricted Units"). Officers, key employees, employee directors, consultants and other independent contractors or agents of the Company or its subsidiaries who are responsible for or contribute to the management growth or profitability of the Company's business will be eligible for selection by the Board of Directors or the Compensation Committee to participate in the 1998 Stock Plan, provided, however, that ISOs may be granted only to a person who is an employee of the Company or its subsidiaries.

  The Company has authorized and reserved for issuance an aggregate of 1,000,000 shares of its Common Stock under the 1998 Stock Plan. As of July 31, 1998, options to purchase 529,600 of Common Stock were outstanding under the 1998 Stock Plan with exercise prices ranging from $7.63 to $10.00 per share and a weighted average exercise price of $8.89 per share. The Company has accelerated the vesting of certain options granted during January through March 1998 under the 1998 Stock Plan. The aggregate number of shares of Common Stock that may be granted through Awards under the 1998 Stock Plan to any employee in any calendar year may not exceed 200,000 shares. The shares of Common Stock issuable under the 1998 Stock Plan are authorized but unissued shares. If any of the Awards granted under the 1998 Stock Plan expire, terminate or are forfeited for any reason before they have been exercised, vested or issued in full, the unused shares subject to those expired, terminated or forfeited Awards will again be available for purposes of the 1998 Stock Plan. The 1998 Stock Plan will continue in effect until February 2008 unless sooner terminated under the general provisions of the 1998 Stock Plan.

  The 1998 Stock Plan is administered by the Board of Directors or upon its delegation to the Compensation Committee of the Board of Directors, by the Compensation Committee, consisting of not less than two directors of the Company who are "non-employee directors" (within the meaning of SEC Rule 16b-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended), so long as non-employee director administration is required under Rule 16b-3, and who are "outside directors" (as defined in Section 162(m) of the Code), so long as outside directors are required by the Code. Subject to the foregoing limitations, as applicable, the Board of Directors may from time to time remove members from the Compensation Committee, fill all vacancies on the Compensation Committee, however caused, and may select one of the members of the Compensation Committee as its chairman. The Compensation Committee may hold meetings at such times and places as they may determine, will keep minutes of their meetings, and may adopt, amend and revoke rules and procedures in accordance with the terms of the 1998 Stock Plan.

  401(k) Retirement Savings Plan. The Company maintains a Section 401(k) Retirement Savings Plan (the "401(k) Plan"). The 401(k) Plan is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, Company employees who have completed six consecutive months of service with the Company and are over 21 years of age may elect to participate in the 401(k) Plan. Under the 401(k) Plan, participants may elect to defer a portion of their compensation, subject to certain Code limitations. In addition, at the discretion of the Board of Directors and subject to certain Code limitations, the Company may make profit sharing contributions into the 401(k) Plan. The Company currently does not match contributions. A separate account is maintained for each participant in the 401(k) Plan, which account is 100% vested. Distributions from the 401(k) Plan may be in the form of a lump-sum payment in cash or property or in the form of an annuity.

AGREEMENTS WITH EMPLOYEES

  In February 1998, the Company entered into an agreement with Joseph S. McCall whereby Mr. McCall resigned as the Company's Chief Executive Officer and as Chairman, Chief Executive Officer and Manager of the Services Subsidiary. Mr. McCall agreed to remain an employee of the Company at his current salary, including incentive compensation, until the completion of the Company's initial public offering, at which time he became a consultant to the Company for a period of one year pursuant to the terms of an Independent Contractor Agreement. For his consulting services, the Company will pay Mr. McCall the sum of $125,000 over the one year period, with the ability to earn an additional $100,000 in incentive compensation if certain revenue targets are met by the Company. Mr. McCall has agreed to continue to serve on the Company's Board of Directors for at least six months following the termination of his employment. In recognition of his past services, Mr. McCall's agreement to allow the termination of the common stock voting trust agreement, and his resignation as CEO, the Company paid Mr. McCall a lump sum of $225,000 and will pay Mr. McCall as severance an additional $75,000 payable in semi-monthly installments over a one year period beginning on the Effective Time of the termination of his employment with the Company.

  The Company generally enters into confidentiality and nondisclosure agreements with its employees. Pursuant to the terms of these agreements, employees agree to confidentiality restrictions, employee and customer nonsolicitation covenants and assignment of inventions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Compensation Committee reviews and approves compensation and benefits for the Company's key executive officers, administers the Company's stock option plans and makes recommendations to the Board regarding such matters. No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The By-Laws of the Company and the Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate") provide that the directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Company pursuant to the Restated By-Laws, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company has obtained insurance which insures the directors and officers of the Company against certain losses and which insures the Company against certain of its obligations to indemnify such directors and officers. In addition, the Restated Certificate provides that the directors of the Company will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Such limitations of personal liability under the Delaware Business Corporation Law do not apply to liabilities arising out of certain violations of the federal securities laws. While non-monetary relief such as injunctive relief, specific performance and other equitable remedies may be available to the Company, such relief may be difficult to obtain or, if obtained, may not adequately compensate the Company for its damages.

  There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                        COMPANY PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of August 31, 1998, by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) each Named Executive Officer who is a beneficial owner of the Company's Common Stock (see "Management--Executive Compensation"); and (iv) all executive officers and directors as a group.

                                           NUMBER OF
                                             SHARES    PERCENTAGE OF  PERCENTAGE
                                          BENEFICIALLY  COMMON STOCK  AFTER THE
      NAME OF BENEFICIARY OWNER             OWNED(1)   OUTSTANDING(2)   MERGER
      -------------------------           ------------ -------------- ----------
      Technology Crossover Management,
       L.L.C.(3)........................   1,690,930        16.9%        14.9%
      Joseph S. McCall(4)...............   1,256,587        12.6         11.1
      William S. Kaiser(5)..............   1,004,997        10.0          8.9
      Greylock Limited
       Partnership(5)(6)................   1,003,122        10.0          8.9
      Technology Ventures L.L.C.(7).....     928,950         9.3          8.2
      HarbourVest Partners IV--Direct
       Fund L.P.(8).....................     870,155         8.7          7.7
      Tench Coxe(9).....................     743,680         7.4          6.6
      Sutter Hill Ventures, a California
       Limited Partnership(9)...........     741,805         7.4          6.6
      Highland Capital Partners II
       Limited Partnership(10)..........     594,684         5.9          5.2
      Stephen P. Jeffery(11)............     174,299         1.7          1.5
      Donald L. House(12) ..............      78,124           *            *
      Said Mohammadioun(13).............      21,125           *            *
      Steven M. Hornyak(14).............       7,950           *            *
      William M. Curran, Jr.(15)........       7,200           *            *
      Mark Johnson(16)..................       1,875           *            *
      All executive officers and
       directors as a group (14
       persons).........................   3,391,946        33.9%        29.9%

--------
(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock issuable by the Company pursuant to options held by the respective person or group which may be exercised within 60 days after July 31, 1998 ("Presently Exercisable Options"). Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.
(2) For purposes of calculating the percentage beneficially owned, the number of shares deemed outstanding before the Merger are the shares outstanding as of August 31, 1998. The number of shares deemed outstanding after the Merger includes Common Stock being offered hereby. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
(3) Includes (i) 70,082 shares of Common Stock owned by Technology Crossover Ventures II, L.P.; (ii) 647,674 shares of Common Stock owned by Technology Crossover Ventures I, L.P. ("TCVLP"); (iii) 51,291 shares of Common Stock owned by Technology Crossover Ventures I, C.V. ("TCVCV"); (iv) 53,880 shares of Common Stock owned by Technology Crossover Ventures (Q), L.P.;
    (v) 9,562 shares of Common Stock owned by Technology Crossover Ventures II Strategic Partners, L.P.; (v) 10,700 shares of Common Stock owned by Technology Crossover Ventures II, C.V.; (vi) 2,276 shares of Common Stock owned by Technology Crossover Ventures II, V.O.F.; (vii) 146,500 shares of Common Stock owned by Technology Crossover Management II, L.L.C. and
    (viii) 698,965 shares of Common Stock owned by Technology Crossover Management I, L.L.C. Technology Crossover Management, L.L.C. is the sole general partner of TCVLP and the sole investment general partner of TCVCV. The managing members of Technology Crossover Management, L.L.C. are Jay C. Hoag and Richard H. Kimball. Technology Crossover Ventures' address is 575 High Street, Suite 400, Palo Alto, California 94301. Information with respect to Technology Crossover Management, L.L.C. ("TCM") is provided in reliance upon information included in a Schedule 13G filed by TCM dated June 17, 1998.
(4) Includes 325,762 shares of Common Stock owned by Mr. McCall individually, 928,950 owned by Technology Ventures L.L.C., a Georgia limited liability company controlled by Mr. McCall and 1,875 shares issuable to Mr. McCall upon the exercise of Presently Exercisable Options.
(5) Mr. Kaiser, a director of the Company, has voting control over the securities of the Company held by Greylock Limited Partnership. Includes 1,875 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.
(6) The general partners of Greylock Limited Partnership are Howard E. Cox, Roger Evans, William Helman, Robert Henderson, William Kaiser, Henry McCance and Dave Strohm. Greylock Limited Partnership's address is One Federal Street, Boston, Massachusetts 02110.
(7) Consists of 928,950 shares owned by Technology Ventures L.L.C. Technology Ventures L.L.C.'s address is Two Ravinia Drive, 10th Floor, Suite 1090, Atlanta, Georgia.
(8) Includes 43,507 shares of Common Stock owned by Falcon Ventures II, L.P. ("Falcon"). Falcon is an affiliate of HarbourVest Partners IV--Direct Fund L.P. ("HarbourVest"). Both Falcon and HarbourVest are beneficially owned by Edward W. Kane, D. Brooks Zug, George R. Anson, Kevin Delbridge, William A. Johnston, Frederick C. Maynard, Ofer Nemirovsky and Robert M. Wadsworth. HarbourVest's address is One Financial Center, Boston, Massachusetts 02111.
(9) Includes (i) 491,693 shares of Common Stock owned by Sutter Hill Ventures, a California Limited Partnership ("Sutter Hill"); (ii) 20,128 shares of Common Stock owned by Mr. Coxe, individually; (iii) 1,875 shares of Common Stock issuable upon the exercise of Presently Exercisable Options; (iv) 225,822 shares of Common Stock held of record for 14 other individuals or entities associated with Sutter Hill (the "Sutter Hill Affiliates"); and
    (v) 4,162 shares of Common Stock owned by the Sutter Hill Affiliates. Mr. Coxe, a director of the Company, is a Managing Director of the General Partner of Sutter Hill and shares voting and investment power with respect to the shares of Common Stock held by Sutter Hill. Mr. Coxe disclaims beneficial ownership of the shares held by Sutter Hill and Sutter Hill Affiliates, except as to the shares held of record in his name and as to his partnership interest in Sutter Hill. Sutter Hill's address is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304-1005.
(10) Includes 594,684 shares of Common Stock owned by Highland Capital Partners II Limited Partnership ("Highland Capital"). The general partner of Highland Capital is Highland Management Partners II. The general partners of Highland Management Partners II are Robert F. Higgins, Paul
     A. Maeder, Daniel J. Nova and Wycliff K. Grousbeck. Highland Capital's address is One International Place, Boston, Massachusetts 02110.
(11) Includes 128,249 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.
(12) Includes 1,875 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.
(13) Includes 13,125 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.
(14) Includes 7,950 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.
(15) Includes 7,200 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.
(16) Consists of 1,875 shares of Common Stock issuable upon the exercise of Presently Exercisable Options.

                      CERTAIN TRANSACTIONS OF THE COMPANY

  In March 1995, the Company issued 450,000 shares of Common Stock to Tech Ventures, an entity controlled by Joseph S. McCall, the Company's Chief Executive Officer at that time and a member of the Company's Board of Directors, in exchange for certain intellectual property rights, intangible assets and $10,000 cash. Following the acquisition, the Company and Tech Ventures formed the Services Subsidiary. The Company contributed the acquired intellectual property rights, intangible assets and $10,000 cash to the Services Subsidiary in exchange for an 80% interest in the Services Subsidiary. Tech Ventures acquired the remaining 20% interest in the Services Subsidiary in exchange for a $75,000 promissory note bearing interest at 7.74%, payable annually, with the principal due in a lump sum payment in March 2000 (the "Tech Ventures Note").

  During 1996 and 1997, McCall Consulting Group, Inc. ("MCG"), an entity owned by Tech Ventures, provided to the Company: (i) temporary services by administrative employees; (ii) third-party consulting services in connection with several product development projects; (iii) the lease of office equipment and office space in the Company's prior headquarters facility; and (iv) services in connection with the Company's sales process. The Company paid MCG approximately $1.6 million and $1.4 million, respectively, during 1997 and 1996 for these services. In February 1998, the Company entered into an Independent Contractor Agreement with MCG providing for the performance of services by MCG for the Company and the assignment to the Company of the intellectual property rights associated with the performance of such services. In addition, in February 1998, the Company granted to Tech Ventures and MCG a royalty-free license to use its current products as well as certain of the Company's future products to be designated by the Company, and agreed to provide to MCG without charge ongoing support services as long as Tech Ventures owns at least 100,000 shares of the Common Stock of the Company and has not modified the software. This license agreement may be terminated by the Company if a competitor of the Company acquires any interest in either MCG or Tech Ventures.

  On February 5, 1998, Tech Ventures sold its 20% interest in the Services Subsidiary to the Company in exchange for 225,000 shares of the Company's Common Stock, a warrant to purchase an additional 300,000 shares of Common Stock at an exercise price of $3.67 per share and a non-interest bearing two-year promissory note in the principal amount of $1.1 million, giving the Company 100% ownership of the Services Subsidiary. The Company granted Tech Ventures certain registration rights and agreed to register in the Company's initial public offering 497,700 shares of Common Stock owned by Tech Ventures (comprised of 272,700 of the 450,000 shares originally issued to Tech Ventures in March 1995 and 225,000 shares issued on February 5, 1998) and to maintain the effectiveness of such registration for a period of two years. Tech Ventures has agreed not to sell any of its shares for a period of 180 days after the Effective Time of the Company's initial public offering on November 22, 1998. In addition, immediately prior to the purchase and sale, the Services Subsidiary distributed approximately $241,000 to Tech Ventures as the accumulated unpaid profits earned by the Services Subsidiary prior to February 5, 1998. All of the material terms of the purchase were agreed upon by Tech Ventures and the Company in January 1998, including the number of shares to be issued to Tech Ventures. The transaction was approved by the Company's Board of Directors and consummated on February 5, 1998. In February 1998, the Services Subsidiary also paid Tech Ventures approximately $33,000 as consideration for the termination of the Management Services Agreement entered into between the parties in March 1995, and Tech Ventures paid in full to the Services Subsidiary the remaining principal balance and accrued interest of approximately $33,000 due under the Tech Ventures Note.

  In February 1998, the Company entered into certain severance and related agreements with Joseph S. McCall in connection with his resignation as the Company's Chief Executive Officer. In connection therewith, the Company paid Mr. McCall $225,000, severance in the amount of $75,000 payable over a one year period beginning on May 26, 1998, and entered into an Independent Contractor Agreement whereby Mr. McCall will serve as a consultant to the Company for one year for $125,000 in compensation, with the ability to earn an additional $100,000 in incentive compensation. See "Management--Agreements with Employees." Tech Ventures provided recruiting services to the Company from January 1996 through January 1997 in the amount of $339,302. In addition, pursuant to a Management Services Agreement, Tech Ventures received $25,000 for certain administrative services rendered to the Services Subsidiary during each of 1997 and 1996.

  On October 26, 1995, Tech Ventures received a warrant to purchase 87,500 shares of the Company's Series C Preferred Stock resulting from the conversion and simultaneous cancellation of 87,500 shares of Series C Preferred Stock held by Tech Ventures and the simultaneous amendment of a promissory note payable by Tech Ventures to the Company which had been made by Tech Ventures as payment for its original shares of Series C Preferred Stock. Tech Ventures exercised this warrant following the closing of the Company's initial public offering.

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

  The Company believes that all transactions set forth above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

                             COMPANY CAPITAL STOCK

  The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, $.0001 par value per share (the "Preferred Stock").

COMMON STOCK

  As of August 31, 1998, there were 9,188,442 shares of Common Stock issued and outstanding and held of record by 104 stockholders. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

  The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of holding a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders of the Company, unless such action is required by applicable law or the rules of any stock exchange or quotation system on which the Company's securities may be listed or quoted.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE AND BY-LAWS

  The Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "Delaware Code"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder's becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides for the classification of the Company's Board of Directors. These and other provisions could have the effect of making it more difficult to acquire the Company by means of a tender offer, proxy contest or otherwise or to remove the incumbent officers and directors of the Company. These provisions may discourage certain types of coercive takeover practices and encourage persons seeking to acquire control of the Company to first negotiate with the Company.

  The Company's Certificate does not provide preemptive rights to (the "Delaware Code") the Company's Stockholders.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is First Union National Bank of North Carolina, N.A.

        COMPARISON OF RIGHTS OF STOCKHOLDERS OF THE COMPANY AND ELEKOM

  As a result of the Merger, holders of ELEKOM capital stock will be exchanging their shares of a Washington corporation governed by the WBCA and ELEKOM's Restated Articles of Incorporation ("Articles") and Bylaws, for shares of the Company, a Delaware corporation governed by the Delaware Code and the Company's Certificate and Bylaws. Certain significant differences exist between the rights of ELEKOM Shareholders and those of Company stockholders. The differences deemed material by ELEKOM and the Company are summarized below. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders, and it is qualified in its entirety by reference to the Washington Code and the Delaware Code as well as to the Company's Certificate and Bylaws and ELEKOM's Articles and Bylaws.

AUTHORIZED CAPITAL STOCK

  The Company. The Company is currently authorized to issue 25,000,000 shares of Company Common Stock, $.0001 par value per share, of which 9,188,442 shares were issued and outstanding as of August 31, 1998, and 5,000,000 shares of Preferred Stock, none of which are currently issued and outstanding. The Board of Directors of the Company may authorize the issuance of additional shares of Company Common Stock or Preferred Stock without further action by the Company's stockholders, up to the maximum amount permitted by the Certificate, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which the Company's capital stock may be listed. The Company's Certificate does not provide preemptive rights to the Company's stockholders.

  The Company's Certificate provides that the authorized preferred stock of the Company may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors of the Company, and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each such series of preferred stock and shall fix the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of each such series of preferred stock.

  The authority to issue additional shares of the Company's capital stock provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Company Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of the Company. In addition, the sale of a substantial number of shares of Company Common Stock to persons who have an understanding with the Company concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Company Common Stock (or the right to receive Company Common Stock) to Company stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of the Company.

  ELEKOM. ELEKOM is authorized to issue 9,712,826 shares of ELEKOM Common Stock, $0.01 par value per share, of which 930,923 shares of ELEKOM Common Stock were issued and outstanding as of August 31, 1998. ELEKOM is also authorized to issue 5,327,174 shares of ELEKOM Preferred Stock $0.01 par value per share, of which 5,307,174 shares were issued and outstanding on August 31, 1998. Except for contractual agreements which may be entered into by ELEKOM with its shareholders from time to time, no preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of ELEKOM.

  The ELEKOM Preferred Stock may be issued from time to time in one or more series. Currently two series of ELEKOM Preferred Stock have been issued, designated as "Series A Preferred Stock," which consists of 917,229 shares, and "Series B Preferred Stock," which consists of 4,389,945 shares.

  Each share of ELEKOM Series A Preferred Stock and ELEKOM Series B Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully-paid and nonassessable shares of ELEKOM Common Stock as is determined by dividing the Original ELEKOM Series A Issue Price or the Original ELEKOM Series B Issue Price, as the case may be, by the conversion price applicable to such share in effect on the date the certificate is surrendered for conversion. The initial conversion price per share for shares of Series A Preferred Stock and Series B Preferred Stock shall be the Original Series A Issue Price or Original Series B Issue Price, as the case may be, provided, however, that the conversion price for the Series A Preferred Stock and Series B Preferred Stock shall be subject to adjustment as set forth in the Articles. Each share of Series A Preferred Stock and Series B Preferred Stock shall automatically be converted into shares of ELEKOM Common Stock at the conversion price at the time in effect for such Series A Preferred Stock or Series B Preferred Stock, immediately upon the earlier of (i) ELEKOM's sale of the ELEKOM Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, the public offering price of which is not less than $3.40 per share (as adjusted for any stock splits, stock dividends, recapitalizations or the like) and $10,000,000 in the aggregate or (ii) the date specified by written consent or agreement of the holders of two-thirds of the then outstanding shares of Series B Preferred Stock. ELEKOM, in its Articles, has committed that it will not, by amendment of its Articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by ELEKOM relating to the above-described conversion rights, but will at all times in good faith assist in the carrying out of all the provisions relating to conversion rights and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock and Series B Preferred Stock against impairment.

  In the event of any liquidation, dissolution or winding up of ELEKOM, the holders of Series B Preferred Stock will be entitled to receive, prior and in preference to any distribution of any of the assets of ELEKOM to the holders of ELEKOM Common Stock, an amount per share equal to $0.6814 for each outstanding share of Series B Preferred Stock (the "Original Series B Issue Price") plus declared but unpaid dividends on such share. Upon the completion of the distribution to the holders of Series B Preferred Stock described above, if assets of ELEKOM remain, the holders of the Series A Preferred Stock shall be entitled to receive 17.28% of the assets distributed, and the holders of the Series B Preferred Stock and ELEKOM Common Stock together shall be entitled to receive 82.72% of the assets distributed, (with such 82.72% distributed between the holders of the Series B Preferred Stock and ELEKOM Common Stock pro rata based on the number of shares of ELEKOM Common Stock held by each (assuming full conversion of all such Series B Preferred Stock), until each holder of Series A Preferred Stock has received an amount per share equal to $7.2092 for each outstanding share of Series A Preferred Stock (the "Original Series A Issue Price") held by such holder, plus declared but unpaid dividends on such share. Upon completion of the distributions described above, all of the remaining assets of ELEKOM available for distribution to shareholders shall be distributed among the holders of Series A Preferred Stock, Series B Preferred Stock and ELEKOM Common Stock pro rata based on the number of shares of ELEKOM Common Stock held by each (assuming full conversion of all such Series A Preferred Stock and Series B Preferred Stock). For purposes of these liquidation preference provisions, a liquidation, dissolution or winding up of ELEKOM shall be deemed to be occasioned by, or to include (unless the holders of at least two-thirds of the Preferred Stock then outstanding shall determine otherwise), (i) the acquisition of ELEKOM by another entity by means of any transaction or series of related transactions that results in the transfer of fifty percent (50%) or more of the outstanding voting power of ELEKOM; or (ii) a sale of all or substantially all of the assets of ELEKOM. The Articles also provide that any non-cash consideration to be received in such a transaction shall be valued as set forth in the Articles; specifically, securities traded on a securities exchange or through the Nasdaq/NMS shall be valued at the average of the closing prices of the securities on such exchange or system over the thirty (30) day period ending three days prior to the closing.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

  The Company. Any amendment to the Company's Certificate must comply with the applicable provisions of the Delaware Code. The Delaware Code generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and
(ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Company's Certificate provides that the affirmative vote of the holders of at least two-thirds ( 2/3) of the outstanding shares of the Company Common Stock shall be required to amend, alter, repeal or adopt any provision inconsistent with the existing provisions of the Certificate relating to the issuance by the Board of Directors of preferred stock; the classification of the Board of Directors; the liability of directors; the indemnification of directors; and the amendments to the Certificate. The Bylaws of the Company provide that the Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of the holders of a majority of the capital stock issued and outstanding and entitled to vote at any meeting of stockholders or by resolution adopted by the affirmative vote of not less than a majority of the number of directors of the Company. However, the provisions of the Bylaws relating to shareholder nominations and proposals; number, term and qualification of the Board of Directors; indemnification of directors and officers; and Amendments to Bylaws may only be altered, amended or repealed by the affirmative vote of the holders of at least two-thirds ( 2/3) of the outstanding shares of the Company Common Stock.

  ELEKOM. Any amendment to ELEKOM's Articles must comply with the applicable provisions of the Washington Code. The Washington Code authorizes a corporation's Board of Directors to make various changes of an administrative nature to the corporation's articles of incorporation, including changes of corporate name, changes to the number of outstanding shares in order to effectuate a stock split or stock dividend in the corporation's own shares, and changes to or elimination of provisions with respect to the par value of the corporation's stock. Other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the Board of Directors, unless the Board determines that because of a conflict of interest or other special circumstances, it should make no recommendation, and must be approved by a majority (if the corporation is a public company) of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The articles of incorporation of a corporation may provide for a higher percentage of shareholder approval, but the ELEKOM Articles do not. ELEKOM's Bylaws provide that they may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors, except that the Board of Directors may not repeal or amend any Bylaw that the shareholders have expressly provided, in amending or repealing such Bylaw, may not be amended or repealed by the Board of Directors. The shareholders may also alter, amend and repeal the ELEKOM Bylaws or adopt new Bylaws. All Bylaws made by the Board of Directors of ELEKOM may be amended, repealed, altered or modified by the shareholders.

NUMBER OF DIRECTORS, ELECTION OF DIRECTORS AND CLASSIFIED BOARD OF DIRECTORS

  The Company. The Bylaws of the Company provide that the Board of Directors of the Company shall consist of at least three but not more than seven members, which number shall be determined, from time to time, by resolution adopted by the Board of Directors. The Company's Board of Directors presently consists of seven members. The Certificate of the Company provides that the directors of the Company shall be divided into three classes as nearly equal in size as is practicable. The directors in each class serve three-year terms of office. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors shall shorten the term of any incumbent director. One class of directors is to be elected annually at a meeting of the stockholders by a plurality of the votes of the shares present in person or by proxy and entitled to vote on the election of directors. Each director shall hold office until the next annual meeting of stockholders at which his term expires and until his successor is elected and qualified, or until his earlier death, resignation or removal.

  The effect of the Company having a classified Board of Directors is that only approximately one-third of the members of the Board of Directors are elected each year; consequently, two annual meetings are effectively required for the Company's stockholders to change a majority of the members of the Board of Directors.

  ELEKOM. The WBCA provides that the board of directors of a Washington corporation shall consist of one or more directors as fixed by its articles of incorporation or bylaws. The Bylaws of ELEKOM provide that the Board of Directors of ELEKOM shall be composed of not less than one nor more than eight directors, the specific number to be set by resolution of the Board of Directors or the shareholders. ELEKOM's Board of Directors presently consists of five members. The Articles and Bylaws of ELEKOM do not provide for a classified Board of Directors. Rather, the Bylaws of ELEKOM provide that unless a director dies, resigns, or is removed, his or her term of office shall expire at the next annual meeting of shareholders; provided, however, that a director shall continue to serve until his or her successor is elected or until there is a decrease in the authorized number of directors. Each shareholder entitled to vote at an election of directors may vote, in person or by proxy, the number of shares owned by such shareholder for one candidate for each board seat to be filled. Unless otherwise provided in the Articles, the candidates elected shall be those receiving the largest number of votes cast, up to the number of directors to be elected. The Articles provide that, as long as at least a majority of the shares of Series A Preferred Stock originally issued remain outstanding, the holders of such shares of Series A Preferred Stock shall be entitled to elect one director of ELEKOM at each annual election of directors. The holders of Series A Preferred Stock, Series B Preferred Stock and ELEKOM Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of ELEKOM. ELEKOM's Articles do not provide for cumulative voting.

REMOVAL OF DIRECTORS

  The Company. The Company's Bylaws provide that the directors of the Company may be removed from office only with cause by a vote of the holders of a majority of the shares of capital stock of the Company then entitled to vote at an election of directors, except as otherwise provided by applicable law.

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

  ELEKOM. ELEKOM's Bylaws provide that, at a meeting of shareholders called expressly for such purpose, one or more members of ELEKOM's Board of Directors, including the entire Board of Directors, may be removed with or without cause by the holders of the shares entitled to elect the director or directors whose removal is sought if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. If ELEKOM's Articles permit cumulative voting in the election of directors, then a director may not be removed if the number of votes sufficient to elect such director if then cumulatively voted at an election of the entire board or, if there are classes of directors, at an election of the class of director of which such director is a part, is voted against the director's removal. ELEKOM's Articles currently do not provide for cumulative voting.

LIMITATION ON DIRECTOR LIABILITY

  The Company. The Company's Certificate provides that, to the fullest extent permitted by the Delaware Code, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

  ELEKOM. ELEKOM's Articles provide that, to the full extent that the WBCA permits the limitation or elimination of the liability of directors, a director of ELEKOM shall not be liable to ELEKOM or its shareholders for monetary damages for conduct as a director. Any amendments to or repeal of this provision of ELEKOM's Articles will not adversely affect any right or protection of a director of ELEKOM for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. The WBCA permits a corporation to provide for the elimination or limitation of the liability of directors to the corporation or its shareholders for monetary damages for their conduct as directors, except that a corporation may not limit a director's liability for acts or omissions involving intentional misconduct or knowing violation of law, for unlawful distributions, or for any transaction in which the director derived an improper personal financial benefit.

INDEMNIFICATION

  The Company. The Company's Certificate provides that the Company shall indemnify to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Company or any predecessor of the Company or serves or served any other enterprise as a director, officer or employee at the request of the Company or any predecessor of the Company. Under Section 145 of the Delaware Code, as currently in effect, other than in actions brought by or in the right of the Company, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of the Company, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in a specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to the Company, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

  ELEKOM. The Bylaws of ELEKOM provide that each person who was, is or is threatened to be made a named party to or is otherwise involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or

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officer of ELEKOM or, that being or having been such a director or officer or an employee of ELEKOM, he or she is or was serving at the request of ELEKOM as a director, officer, partner, trustee, employee, or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise (hereinafter an "indemnitee"), whether the basis of a proceeding is alleged action in an official capacity as such a director, officer, partner, trustee, employee or agent or in any other capacity while serving as such a director, officer, partner, trustee, employee or agent, shall be indemnified and held harmless by ELEKOM against all expense, liability and loss (including counsel fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, partner, trustee, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators. This right to indemnification conferred by the Articles is a contract right. No indemnification shall be provided, however, to any such indemnitee for acts or omissions of the indemnitee finally adjudged to be intentional misconduct or a knowing violation of law, for conduct of the indemnitee finally adjudged to be in violation of Section 23B.08.310 of the WBCA regarding unlawful distributions, for any transaction with respect to which it was finally adjudged that such indemnitee personally received a benefit in money, property or services to which the indemnitee was not legally entitled, or if ELEKOM is otherwise prohibited by applicable law from paying such indemnification, except that if Section 23B.08.560 relating to shareholder authorized indemnification and advancement of expenses or any successor provision of the WBCA is hereafter amended, the restrictions on indemnification set forth in the Bylaws shall be as set forth in such amended statutory provisions. Unless limited by the corporation's articles of incorporation, the WBCA requires indemnification if the director or officer was wholly successful on the merits of the action or otherwise. Any indemnification of a director in a derivative action must be reported to the shareholders in writing. WBCA also permits a corporation to indemnify its directors and officers for amounts paid in settlement of derivative actions, provided that the director's or officer's conduct does not fall within one of the categories set forth above. The ELEKOM Bylaws provide for indemnification of directors and officers of ELEKOM to the fullest extent permitted by Washington law.

VOTE REQUIRED FOR STOCKHOLDER APPROVAL

  The Company. The Company's Bylaws provide that the holders of a majority of the issued and outstanding share of capital stock of the Company entitled to vote at a meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business at such meeting. Each outstanding share of voting capital stock of the Company shall be entitled to one vote on each matter submitted to a vote at a meeting of the stockholders. Except as otherwise provided by law, the Certificate or the Company's Bylaws, if a quorum is present (i) directors shall be elected by a plurality of the votes of the shares of capital stock of the Company present in person or represented by proxy at the meeting and entitled to vote on the election of directors, and (ii) the affirmative vote of the holders of a majority of shares of capital stock of the Company present in person or by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders of the Company in all matters other than the election of directors.

  ELEKOM. ELEKOM's Bylaws provide that a majority of the votes entitled to be cast on a matter by the holders of shares that, pursuant to the Articles or the Washington Code, are entitled to vote and be counted collectively upon such matter, represented in person or by proxy, shall constitute a quorum of such shares at a meeting of shareholders. Except as provided in the Articles or in the election of directors, each outstanding share entitled to vote with respect to a matter submitted to a meeting of shareholders shall be entitled to one vote upon such matter. If a quorum is present, action on a matter other than the election of directors shall be approved if the votes cast in favor of the action by the shares entitled to vote and be counted collectively upon such matter exceed the votes cast against such action by the shares entitled to vote and be counted collectively thereon, unless the Articles or the Washington Code require a greater number of affirmative votes. The Articles provide that the holder of each share of Series A Preferred Stock and Series B Preferred Stock shall have the right to one vote for each share of ELEKOM Common Stock into which such Series A Preferred Stock and Series B Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of the ELEKOM Common Stock, and shall be entitled to

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notice of any shareholders' meeting in accordance with the Bylaws of ELEKOM, and shall be entitled to vote, together with the holders of the ELEKOM Common Stock, with respect to any question upon which the holders of the ELEKOM Common Stock have the right to vote.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS

  The Company. The Delaware Code generally requires the approval of a majority of the outstanding voting stock of the Company to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of the Company's property or assets, or
(iii) the dissolution of the Company. However, pursuant to the Delaware Code, the Company may enter into a merger transaction without stockholder approval if: (i) the Company is the surviving corporation, (ii) the agreement of merger does not amend in any respect the Company's Certificate, (iii) each share of Company stock outstanding immediately prior to the Effective Time of the merger is to be an identical outstanding or treasury share of the Company after the Effective Time of the merger, and (iv) either no shares of Company Common Stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Company Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Company Common Stock outstanding immediately prior to the Effective Time of the merger.

  ELEKOM. WBCA provides generally that the Board of Directors must recommend a merger or share exchange to the shareholders, unless the Board of Directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders. Unless the Washington Code or the Articles require a greater vote or a vote by voting groups, the merger or share exchange to be authorized must be approved by each voting group entitled to vote separately on the merger or share exchange by two-thirds of all the votes entitled to be cast on the merger or share exchange by that voting group. However, the Washington Code provides that action by the shareholders of a surviving corporation is not required if: (i) the articles of incorporation of the surviving corporation will not differ, with certain minor exceptions, from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the Effective Time of the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number of voting shares of the surviving corporation authorized by its articles of incorporation immediately before the merger; (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number of participating shares authorized by its articles of incorporation immediately before the merger. The Articles of ELEKOM do not provide for a greater vote than two-thirds of the votes entitled to be cast on a merger or share exchange by any voting group.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

  The Company. The Bylaws of the Company provide that any action which the stockholders of the Company could take at a meeting may be taken without a meeting if one or more written consents, setting forth the action taken, shall be signed, before or after such action, by all the stockholders who would be entitled to vote upon the action at the meeting.

  ELEKOM. The Articles of ELEKOM provide that any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting or a vote if either: (i) the action is taken by all shareholders entitled to vote on the action; or (ii) so long as ELEKOM is not a public company, the action is taken by shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which shares entitled to vote on the action were present and voted.

SPECIAL MEETING OF STOCKHOLDERS

  The Company. The Company's Bylaws provide that a special meeting of the stockholders of the Company may be called at any time for any purpose or purposes by the Chairman of the Board or the Chief Executive Officer, and shall be called by the Secretary at the written request of, or by resolution adopted by (i) a majority of the Board of Directors or (ii) the holders of a majority of all of the outstanding shares of capital stock of the Company entitled to vote at such meeting, in which case, such request shall state the purpose of the proposed meeting.

  ELEKOM. The Bylaws of ELEKOM provide that the Chairman of the Board, the President or the Board of Directors may call special meetings of the shareholders for any purpose. Further, a special meeting of the shareholders shall be held if the holders of not less than 10% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have dated, signed and delivered to the Secretary of ELEKOM one or more written demands for such meeting, describing the purpose or purposes for which it is to be held.

DIVIDENDS

  The Company. The Bylaws of the Company provide that the Board of Directors of the Company may from time to time declare, and the Company may pay, dividends out of its earned surplus on its outstanding shares in the manner and upon the terms and conditions provided by law. The Delaware Code provides that, subject to any restrictions in a corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets.

  ELEKOM. Under the Washington Code, a corporation may declare and pay dividends unless (i) the corporation would, as a result, become unable to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus any preferential rights of shares senior to those receiving distributions. The ELEKOM Articles provide that, so long as any shares of Series B Preferred Stock are outstanding, ELEKOM shall not declare or pay dividends on the ELEKOM Common Stock without first obtaining the approval of at least a majority of the then outstanding shares of Series B Preferred Stock. In addition, the Articles provide that the holders of record of the outstanding shares of ELEKOM Series A Preferred Stock and ELEKOM Series B Preferred Stock shall be entitled to receive dividends out of any assets of ELEKOM legally available therefor, prior and in preference to any declaration or payment of any dividend on the ELEKOM Common Stock, at the rate of $0.055 per share per annum for the Series A Preferred Stock and Series B Preferred Stock, payable when, as, and if declared by the Board of Directors of ELEKOM. Such dividends shall not be cumulative. After payment of any such dividends, any additional dividends or distributions shall be distributed among all holders of ELEKOM Common Stock and all holders of Series A Preferred Stock and Series B Preferred Stock in proportion to the number of shares of ELEKOM Common Stock which would be held by each such holder if all shares of Series A Preferred Stock and Series B Preferred Stock were converted to ELEKOM Common Stock at the then effective conversion rate. The Articles also provide that, subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the ELEKOM Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of ELEKOM legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

                 SELECTED HISTORICAL FINANCIAL DATA OF ELEKOM

  The selected balance sheet data as of December 31, 1996 and 1997, and for the years then ended are derived from the financial statements of ELEKOM that have been audited by PricewaterhouseCoopers LLP, independent accountants, which are included elsewhere in this Proxy Statement/Prospectus. The statement of operations data for the six months ended June 30, 1998 and 1997, and the balance sheet data as of June 30, 1998, are derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the financial position and results of operations for these periods. For the periods prior to November 10, 1997 the selected financial data relate to the operations of ELEKOM as a wholly-owned subsidiary of Egghead. The following selected financial data should be read in conjunction with, and are qualified in their entirety by reference to the financial statements of ELEKOM and ELEKOM Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Proxy Statement/Prospectus. The historical results should not be construed to be indicative of future results of operations.

                                           YEAR ENDED        SIX MONTHS ENDED
                                          DECEMBER 31,        JUNE 30, 1998
                                       -------------------  -------------------
                                         1996      1997       1997      1998
                                       --------  ---------  --------  ---------
                                        (IN THOUSANDS, EXCEPT SHARE AND PER
                                                    SHARE DATA)
                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales................................  $      5  $      17  $    -0-  $     376
Cost of sales........................       -0-         13       -0-        110
Operating expenses:
  Research and development...........       409      1,172       629        967
  Sales and marketing................       727      1,425       880        468
  General and administrative.........     1,247      2,001     1,037        488
                                       --------  ---------  --------  ---------
    Total operating expenses.........     2,383      4,598     2,546      1,923
Operating loss.......................    (2,378)    (4,594)   (2,546)    (1,657)
Other expense (income), net..........       154        601       268        (46)
Minority interest....................       -0-        -0-       -0-        -0-
Net loss.............................  $ (2,532) $  (5,195) $ (2,814) $  (1,611)
Basic and diluted net loss per share.  $(50,646) $(103,892) $(56,280) $   (2.55)
Weighted average number of common
 shares outstanding..................        50         50        50    631,088
Pro forma basic and diluted net loss
 per share(1)........................                (0.84)               (0.26)
Pro forma weighted average number of
 common shares outstanding(1)........            6,183,097            6,183,097

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1996     1997     1998
                                                     -------  ------ ----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents........................... $ 1,683  $2,777   $1,467
Working capital (deficit)...........................  (3,443)  2,328      624
Total assets........................................   2,118   3,214    2,099
Long-term debt, net of current portion..............     157     118       24
Total stockholders' equity (deficit)................  (3,262)  2,575    1,117

--------
(1) Given the changes in ELEKOM's capital structure as a result of the 1997 recapitalization and the changes to be effected as a result of the Merger, pro forma earnings per share is presented. Pro forma earnings per share is calculated based on the number of shares of ELEKOM Common Stock and ELEKOM Preferred Stock outstanding at June 30, 1998, and has been adjusted to give effect to the conversion of all shares of preferred stock into common stock that will occur in connection with the Merger. Stock options outstanding at each period end have not been included in the loss per share calculations as their effect is antidilutive.

                ELEKOM MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  ELEKOM is a development stage enterprise, founded in 1995 as a subsidiary of Egghead. ELEKOM was founded to focus on the development of advanced supplier-independent electronic procurement systems for large enterprises. In 1996, ELEKOM introduced, but never sold, a Lotus Notes-based product, ELETRADE, that was the precurser to the existing ELEKOM Procurement intranet business software. In November 1997, ELEKOM was recapitalized, and a majority of the ownership was sold to outside investors. In connection with the recapitalization, ELEKOM reacquired debt of approximately $6.6 million, and Egghead assumed responsibility for all accounts payable, totaling approximately $174,000 incurred before or on November 4, 1997, in exchange for preferred stock. In connection with the recapitalization, ELEKOM sold preferred stock to outside investors who purchased a majority of the outstanding stock.

  The financial statements for all periods prior to November 10, 1997, reflect the results of operations, financial position, and cash flows of ELEKOM as a wholly-owned subsidiary of Egghead and may not be indicative of actual results of operations and financial position of ELEKOM under other ownership. In particular, the statement of operations reflects certain expense items incurred by Egghead which were allocated to ELEKOM on a basis which management believes represents a reasonable allocation of such costs to present ELEKOM as a stand-alone company. These allocations consist primarily of corporate expenses such as executive and other compensation, depreciation of corporate assets, rent expense and legal fees and interest expense on inter-company borrowings. The corporate expenses have been allocated based on an estimate of Egghead personnel time dedicated to the operations and management of ELEKOM. Interest expense has been allocated based on ELEKOM's estimated borrowing rate and actual intercompany borrowings. A summary of these allocations is as follows (in thousands):

                                                              CORPORATE INTEREST
                                                               EXPENSE  EXPENSE
                                                              --------- --------
      Year ended December 31, 1996...........................   $186      $193
      Year ended December 31, 1997...........................   $365      $601

  Through 1997 ELEKOM recognized revenue from services in compliance with Statement of Position ("SOP") 91-1 "Software Revenue Recognition." Effective January 1, 1998, ELEKOM adopted SOP 97-2 "Software Revenue Recognition." The adoption of this SOP did not have a significant impact on ELEKOM's financial statements due to its limited revenue. Sales include revenues from product licenses, service fees and maintenance fees. Sales that are prepaid or invoiced, but that do not yet qualify for recognition under SOP 97-2, are reflected as deferred revenues.

  Cost of sales includes the costs of license fees, services and maintenance. Cost of license fees includes royalties and software duplication and distribution costs. Cost of services include personnel and related costs. These costs are recognized as services are performed. Cost of maintenance fees include personnel and related costs incurred to provide the ongoing support and maintenance of products. These costs are recognized when incurred.

  Research and development expenses consist primarily of personnel costs and subcontractor fees. ELEKOM accounts for software development costs under Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting For the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development expenses are charged to expense as incurred until technological feasibility is established, after which remaining costs are capitalized. ELEKOM defines technological feasibility as the point in time at which there is a working model of the related product. ELEKOM charges all internal software development costs to expense as incurred.

  Sales and marketing expenses consist primarily of salaries, commissions and benefits to sales and marketing personnel, travel, trade show participation, public relations and other promotional expenses.

  General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as occupancy, equipment and other administrative costs, including the expenses allocated from Egghead for the periods through November 1997.

  ELEKOM has NOLs of approximately $7.5 million at June 30, 1998, of which approximately $2.9 million were generated in periods in which ELEKOM was a subsidiary of Egghead. The net operating losses will expire beginning in 2012 if not previously utilized. ELEKOM established a valuation allowance equal to the total deferred tax assets. The benefits from these deferred tax assets may be recorded in the future if it is determined that the NOLs can be utilized, which will reduce ELEKOM's effective tax rate for future taxable income. Based upon the ownership changes in November 1997, utilization of $5.2 million of the NOLs is limited to approximately $220,000 per year. If ELEKOM does not realize taxable income in excess of the limitation in future years, certain NOLs will expire. Upon completion of the Merger, the NOL may be further limited.

RESULTS OF OPERATIONS

 SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

  SALES

  Sales were approximately $376,000 for the six months ended June 30, 1998. ELEKOM had no sales for the six months ended June 30, 1997. During the period ended June 30, 1997, ELEKOM was still in the process of developing the first release of the current product and had ceased marketing the ELETRADE product. Sales for the six months ended June 30, 1998, included (i) product license fees of $329,000, of which $150,000 was attributable to the OEM Agreement with the Company, and (ii) service and maintenance fees of $47,000 related to installation and maintenance of product licensed during the six month period.

  COST OF SALES

  Cost of sales were approximately $110,000, or 29.3% of sales, for the six months ended June 30, 1998. Elekom had no cost of sales for the six months ended June 30, 1997. Substantially all of the cost of sales relates to costs associated with service and maintenance revenues. Cost of sales as a percentage of revenues are high due to the low volume of sales relative to the fixed costs required to maintain a technical support organization.

  RESEARCH AND DEVELOPMENT

  Research and development expenses increased 53.7% to approximately $967,000 for the six months ended June 30, 1998, compared to approximately $629,000 for the six months ended June 30, 1997, primarily as a result of an increase in the number of developers, including outside developers, in conjunction with the continued development of ELEKOM's software.

  SALES AND MARKETING

  Sales and marketing expenses decreased 46.8% to approximately $468,000 for the six months ended June 30, 1998, compared to approximately $880,000 for the six months ended June 30, 1997. The decrease is a result of the decrease in marketing expenses. In the quarter ended June 30, 1997, ELEKOM incurred significant marketing expenses in connection with the promotion of ELEKOM Procurement 1.0.

  GENERAL AND ADMINISTRATIVE

  General and administrative expenses decreased 52.9% to approximately $488,000 for the six months ended June 30, 1998, compared to approximately $1.0 million for the six months ended June 30, 1997. This decrease was primarily due to (i) a smaller executive staff in 1998 and (ii) the elimination of administrative services which were previously provided by Egghead.

  OTHER INCOME (EXPENSE)

  Interest income, net, was approximately $46,000 for the six months ended June 30, 1998. Interest expense, net, was approximately $268,000 for the six months ended June 30, 1997. Interest income for the six months ended June 30, 1998, was generated by the funds available to invest from the November 1997 venture financing. Interest expense for the six months ended June 30, 1997, was incurred on funds advanced by Egghead.

  INCOME TAXES

  As a result of the operating losses incurred since ELEKOM's inception, ELEKOM has not recorded any provision or benefit for income taxes in the six month periods ended June 30, 1998 and 1997. During the six month period ended June 30, 1997, ELEKOM filed its income tax return as part of the Egghead consolidated group, which also had a loss for the period.

 YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  SALES AND COST OF SALES

  Both sales and cost of sales were immaterial for the years ended December 31, 1997 and 1996.

  RESEARCH AND DEVELOPMENT

  Research and development expenses increased 186.5% to approximately $1.2 million in 1997, compared to approximately $409,000 in 1996. The increase was primarily due to increased staffing for research and development.

  SALES AND MARKETING

  Sales and marketing expenses increased 96.1% to approximately $1.4 million in 1997, compared to approximately $727,000 in 1996 as a result of the costs associated with increased marketing efforts.

  GENERAL AND ADMINISTRATIVE

  General and administrative expenses increased 60.4% to approximately $2.0 million in 1997 from approximately $1.2 million in 1996. The increase was primarily due to an increase in the amount of allocated expenses from Egghead due to an increase in the number of ELEKOM staff.

  INCOME TAXES

  As a result of the operating losses incurred since ELEKOM's inception and the fact that Egghead has accumulated net operating losses during the time that ELEKOM filed its income tax return as part of the Egghead consolidated group, ELEKOM has not recorded any provision or benefit for income taxes in 1997 or 1996.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception in August 1995, ELEKOM has been a development stage enterprise and has not generated significant revenues. Funding of operations and investment activities was provided exclusively by Egghead through November 1997, at which time ELEKOM raised $2.5 million from a venture capital equity financing. ELEKOM raised an additional $400,000 of venture capital financing in December 1997. Cash used in operating activities was approximately $1.2 million and $2.7 million during the six months ended June 30, 1998 and 1997, respectively, primarily attributable to the net losses incurred during those periods.

  Cash used in investing activities was approximately $186,000 and $44,000 during the six months ended June 30, 1998 and 1997, respectively. The cash used in investing activities during the six months ended June 30, 1998 and June 30, 1997, was primarily attributable to purchases of equipment.

  In June 1998, ELEKOM entered into a revolving loan agreement and an equipment line of credit facility with Silicon Valley Bank in the amount of $1.0 million under which ELEKOM can draw on either facility in any proportion up to the aggregate total of $1.0 million. The agreement with Silicon Valley Bank requires ELEKOM to complete additional equity financing of at least $2.0 million prior to December 31, 1998, and to maintain a tangible net worth of at least $500,000 thereafter. Interest on the revolving credit facility and on the equipment facility is at prime plus 0.5% and is collateralized by all of the assets of ELEKOM. The equipment term facility with Silicon Valley Bank will expire on December 31, 1998, and the revolving portion of the facility will expire on September 30, 1999. As of June 30, 1998, the Company had no outstanding balance and had $1.0 million available for future borrowings under this agreement.

  ELEKOM had available NOLs of approximately $7.5 million as of June 30, 1998, to reduce future income tax liabilities. These NOLs begin expiring in 2012 and are subject to review and possible adjustment by the appropriate taxing authorities. Pursuant to the Tax Reform Act of 1986, the utilization of NOLs for tax purposes may be subject to an annual limitation if a cumulative change of ownership of more than 50% occurs over a three-year period. As a result of this limitation, ELEKOM will be limited in the use of its NOLs in any given year. ELEKOM had gross deferred tax assets of approximately $2.5 million at June 30, 1998, comprised primarily of NOLs. ELEKOM has fully reserved for these deferred tax assets. Upon completion of the Merger, the NOL may be further limited.

IMPACT OF YEAR 2000

  ELEKOM has designed and tested the most current versions of its products to be Year 2000 compliant. There can be no assurances that ELEKOM's current products do not contain undetected errors or defects associated with Year 2000 date functions that may result in material costs to ELEKOM. Some commentators have stated that a significant amount of litigation will arise out of Year 2000 compliance issues, and ELEKOM is aware of a growing number of lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent ELEKOM may be affected by it.

  ELEKOM is in the process of determining the extent to which third-party licensed software distributed by ELEKOM is Year 2000 compliant, as well as the impact of any non-compliance on ELEKOM and its customers. Additionally, in the event relational database management systems used with ELEKOM's software are not Year 2000 compliant, there can be no assurance that ELEKOM's customers will be able to continue to use ELEKOM's products. ELEKOM does not currently believe that the effects of any Year 2000 non-compliance in ELEKOM's installed base of software will result in a material adverse impact on ELEKOM's business or financial condition. However, ELEKOM's investigation with respect to third-party software is in its preliminary stages, and no assurance can be given that ELEKOM will not be exposed to potential claims resulting from system problems associated with the century change or that such claims would not have a material adverse effect on ELEKOM's business, financial condition or results of operations.

  With respect to its internal systems, ELEKOM is taking steps to prepare its systems for the Year 2000 date change. ELEKOM expects to substantially complete inventory efforts at the end of calendar year 1998, with remediation and testing to continue through 1999. Although ELEKOM does not believe that it will incur any material costs or experience material disruptions in its business associated with preparing its internal systems for the Year 2000, there can be no assurance that ELEKOM will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems. ELEKOM is currently unable to estimate the most reasonably likely worst case effects of the year 2000 and does not currently have a contingency plan in place for any such unanticipated negative effects.

  ELEKOM is currently unable to estimate whether it bears a significant risk of being adversely affected by Year 2000 noncompliance by third parties. During the fourth quarter of 1998, ELEKOM intends to begin contacting third parties with which it has material relationships, including its material customers, to attempt to determine their preparedness with respect to Year 2000 issues and to analyze the risks to ELEKOM in the event any such third parties experience significant business interruptions as a result of Year 2000 noncompliance. ELEKOM expects to complete this review and analysis and to determine the need for contingency planning in this regard by March 31, 1999.

NEW ACCOUNTING PRONOUNCEMENTS

  The American Institute of Certified Public Accountants has issued Statement of Position 97-2, "Software Revenue Recognition." SOP 97-2 supersedes SOP 91-1 and is effective for ELEKOM for transactions entered into after December 31, 1997. ELEKOM adopted SOP 97-2 in the first quarter of 1998. The adoption of SOP 97-2 did not have a significant impact on ELEKOM's consolidated financial statements.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires companies to display, with the same prominence as other financial statements, the components of other comprehensive income. SFAS No. 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS No. 130 is effective for ELEKOM's fiscal year ending December 31, 1998 including interim periods. Reclassification of financial statements for earlier periods provided for comparative purposes is required. ELEKOM's adoption of SFAS No. 130 did not require significant revisions of prior disclosures.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. Early adoption is encouraged. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and transactions involving hedge accounting. ELEKOM does not anticipate this statement will have an impact on its financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for ELEKOM's fiscal year ending December 31, 1998. ELEKOM will evaluate the need for such disclosures at that time.

                              BUSINESS OF ELEKOM

GENERAL

  ELEKOM is a development stage enterprise engaged in the development of ELEKOM Procurement, an intranet-based application that is designed to streamline the corporate procurement process. ELEKOM believes that its business-to-business commerce solution will provide its customers an application that simplifies corporate procurement procedures, decreases purchasing overhead costs and streamlines purchasing from multiple suppliers.

  ELEKOM Procurement is designed to automate the creation, routing, approval and transaction functions for purchase requests and orders of non-production goods and services by creating a localized database of available products and services and providing ELEKOM's customers with Internet links to suppliers to review more detailed supplier and product information. Once deployed at a customer site, ELEKOM Procurement will automate the procurement process for non-production goods and services from requisition creation and approval routing to electronic placement of orders with suppliers. The system is designed to allow transaction communication through standard communications methods including facsimile, E-mail and EDI. In addition to the web-based end user application, ELEKOM believes that ELEKOM Procurement will reduce the IT burden associated with installation, implementation, deployment and maintenance of the application through a suite of administrative tools.

  Using intranet and Internet based technology, ELEKOM Procurement is designed to provide users with increased control over their purchasing processes. Traditionally, purchasing of non-production goods and services, including computer hardware and software and office supplies, has been an inefficient, paper intensive process. ELEKOM believes that ELEKOM Procurement will streamline and automate a company's procurement operations, reduce processing costs, improve procurement effectiveness and discourage users from purchasing outside of a customer's approved procedures.

INDUSTRY BACKGROUND

  The electronic procurement industry is a relatively new and rapidly changing industry that has developed as a result of the acceptance of new technologies in recent years. Traditionally, the procurement process is handled through client server and mainframe applications that support corporate buyers and manual requisition routing and approval processes to support front line employees. The current procurement process in many organizations consists of the completion of a paper-based requisition form, routing of the request to a supervisor for his or her approval and further routing of the paper through other points of authorization within the organization, depending on the goods and/or services requested. Once fully approved, a purchase order is created to purchase the goods and/or services previously requisitioned.

  In addition to the inefficiency and expense associated with manual processes, the traditional systems largely fail to connect requisitioners with supplier information. With the growing popularity of business intranets and the increased use of the Internet as a business tool, these limitations can be addressed through new web-based applications. Electronic procurement systems offer the potential for a rapid return on investment due to reduced process costs and increased ordering through approved suppliers at a reduced price. ELEKOM believes that the availability of such returns creates a significant business opportunity to provide customers with electronic procurement solutions.

THE ELEKOM SOLUTION

  ELEKOM is one of the first companies in the market to develop an intranet-based electronic procurement software specifically focused on non-production goods and services. ELEKOM Procurement is designed for ease of use and allows users to generate requests based on selection via electronic catalogs. The software is designed to allow the system administrator to create business rules to support approval routing as required by the customer organization. Requisitions created by the system can be transmitted to suppliers via E-mail, fax or by EDI.

STRATEGY

  ELEKOM's near-term objective is to continue to develop and enhance the functionality of ELEKOM Procurement. In the future, ELEKOM expects to address other business procedures that require request routing and approval. The key elements of the strategy are (i) to capitalize on the rapid growth of Microsoft Windows NT and Microsoft SQL Server in the market, and (ii) to provide software that is easy to implement, administer and use in an effort to reduce the total cost of ownership.

  As part of its strategy, ELEKOM intends to develop a standard set of application programming interfaces to integrate with its customers' existing systems. Additionally, ELEKOM continues to cultivate relationships with suppliers and business partners.

TECHNOLOGY

  ELEKOM Procurement is designed with a three-tier architecture. A three-tier architecture separates business rules and logic from the user interface and the database back-end, allowing the distribution of processing loads across numerous servers and workstations.

  ELEKOM's software is comprised of the ELEKOM Procurement Client, ELEKOM Application server, and the database server running on Microsoft SQL Server
6.5 on Microsoft NT 4.0. In addition, it consists of two administration applications: ELEKOM Enterprise Manager and ELEKOM Catalog Manager. The intended functionality of each of these elements is described below:

  . ELEKOM PROCUREMENT CLIENT: Users access ELEKOM Procurement through a web browser. Upon logging into ELEKOM Procurement, the ActiveX components are downloaded onto the client workstation as needed, and client web pages are rendered by the browser.

  . ELEKOM APPLICATION SERVER: The Application server contains ELEKOM
    Procurement's business rules and logic, communicates with the client browser, and manages approval notification, report generation, and order placement. It includes ELEKOM Procurement web pages and the ELEKOM Procurement Server program and it utilizes the capabilities and services of Microsoft Internet Information Server(TM) ("IIS").

  . DATABASE SERVER: Users access the database server through the ELEKOM
    Procurement Client to create and manage requisition and purchase order data. The database server runs Microsoft SQL Server 6.5.

  . ADMINISTRATION APPLICATIONS: The enterprise, user, supplier and catalog portions of the database are configured and maintained with ELEKOM Enterprise Manager and ELEKOM Catalog Manager running on an administrator client workstation or on the application server with access to the database server.

PRODUCTS

  ELEKOM Procurement is designed to automate the creation, routing, approval and transaction functions for purchase requests and orders of non-production goods and services by (i) creating a localized database of available products and services (the ELEKOM Procurement catalog) for intranet browsing and (ii) providing Internet links to suppliers to review more detailed supplier and product information. Once deployed at a customer site, ELEKOM Procurement will automate the procurement process for non-production goods and services, from requisition creation and automatic approval routing to electronically placing orders with suppliers. The system is designed to allow transaction communication through standard methods such as E-mails and EDI, and administrator utilities are designed to provide easy maintenance of the database and system processes.

  ELEKOM Procurement contains the following components:

  . ELEKOM PROCUREMENT consists of Active Server Pages (ASP) with ActiveX controls, reporting software, and ELEKOM Procurement Help for the client. A browser provides the interface to web pages for browsing the ELEKOM Procurement catalog, creating paperless requisitions, approving purchase requests, receiving and accepting shipments, and generating reports. Users can track the status of orders throughout the process.

  . ELEKOM PROCUREMENT DATABASE contains all enterprise, user, supplier, catalog, and order data.

  . ELEKOM PROCUREMENT SERVER generates approval routing paths for requisitions, sends e-mail notifications, and transmits orders to suppliers.

  . ELEKOM ENTERPRISE MANAGER lets administrators configure and maintain user, supplier, organization, group, and business rules data stored in the ELEKOM Procurement database.

  . ELEKOM CATALOG MANAGER lets administrators set up and maintain the ELEKOM
    Procurement catalog, which contains the catalog items from all suppliers and is stored in the ELEKOM Procurement database.

CUSTOMERS

  ELEKOM's principal customers include MasterCard International, the Company and the Chamberlain Group. ELEKOM believes that the loss of any one of these customers could have a material adverse effect on its business, financial condition and results of operations.

SALES AND MARKETING

  ELEKOM's sales strategy is based on building its geographically distributed sales force and developing relationships with indirect channel partners. ELEKOM's sales force is a geographically-distributed direct sales force with indirect channel partners. ELEKOM's direct sales force focuses on leads generated through ELEKOM's marketing efforts and will contact customers to generate new business activity. ELEKOM intends to solicit indirect channel partners who have existing relationships with customers who may view ELEKOM's software as a significant value-added application. Given the early stage of the electronic procurement market, ELEKOM's marketing efforts have focused on market awareness and lead generation through its participation in industry trade shows, customer seminar series and direct contact with key industry analysts. ELEKOM also intends to enhance its sales collateral materials to better support its growing direct sales force.

PROFESSIONAL SERVICES AND CUSTOMER SUPPORT

  ELEKOM's professional services include project planning, software installation, configuration and supplier set-up. ELEKOM will also seek to develop relationships with key consulting organizations who can assist ELEKOM in identifying new business opportunities and provide product related services to ELEKOM customers. ELEKOM intends to increase the level of post-sales customer support based on the future growth in its customer base.

RESEARCH AND DEVELOPMENT

  As a development stage company, ELEKOM spends a significant portion of its annual budget on product development. ELEKOM employs developers, test engineers and product managers in its product development area. In addition, ELEKOM commits resources to the review of third-party technologies that may enhance the ELEKOM product.

COMPETITION

  ELEKOM's primary competitors include other electronic procurement providers such as ARIBA, CommerceOne, Trade'ex, Intelisys and Trilogy. ELEKOM also faces competition from larger corporations, such as Netscape and Harbinger, which have entered the electronic procurement market. In addition, ELEKOM believes it will experience increased competition from travel and expense software companies, such as Extensity, Captura and Concur (formerly Portable Software), which recently acquired 7Software, a direct competitor. In addition, ELEKOM anticipates that some of the large enterprise resource planning software vendors, such as SAP, which recently announced SAP Business-to-Business Procurement solution with expected availability in the fourth quarter of 1998. Other potential competitors in this category include Oracle, PeopleSoft, and Baan. Other companies who have a stated interest in electronic procurement include Microsoft Corporation, IBM, Aspect Development and Requisite Technologies.

PROPRIETARY RIGHTS AND LICENSING

  ELEKOM's success depends significantly on its internally developed intellectual property and intellectual property licensed from others. ELEKOM relies primarily on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and license arrangements to establish and protect its proprietary rights in its software.

  ELEKOM has no patents, and existing trade secret and copyright laws afford only limited protection of ELEKOM's proprietary rights. ELEKOM has registered or applied for registration for certain trademarks, and will continue to evaluate the registration of additional copyrights and trademarks as appropriate. ELEKOM believes that, because of the rapid pace of technological change in the software industry, the intellectual property protection of its products is a less significant factor in its success than the knowledge, abilities and experience of its employees, the frequency of its product enhancements, the effectiveness of its marketing activities and the timeliness and quality of its support services.

  ELEKOM has in the past licensed and may in the future license on a non-exclusive basis third-party software from third parties for use and distribution with ELEKOM's applications. ELEKOM has entered into agreements with third party licensors with customary warranty, software maintenance and infringement indemnification terms. There can be no assurance, however, that these measures will adequately protect its proprietary rights.

EMPLOYEES

  As of June 30, 1998, ELEKOM had a total of 36 full-time employees, all of whom were based in the United States. Of the total, eight were employed in sales, two in implementation services, 17 in research and development, one in customer support, six in finance, administration and operations, and two in marketing.

FACILITIES

  ELEKOM's corporate office and principal facility is located in Bellevue, Washington, where ELEKOM leases approximately 13,000 square feet of office space. The lease commenced in July 1998 and expires in October 2000. The lease requires monthly payments of approximately $23,000. This facility accommodates all functions of ELEKOM except its regional sales. ELEKOM's regional sales representatives work from home offices.

LEGAL PROCEEDINGS

  ELEKOM and Egghead have initiated a lawsuit against Casahl Technology, Inc. ("Casahl") pending under Case No. 987331 in the Superior Court of California for the County of San Francisco ("Casahl Litigation") involving an agreement between Casahl and ELEKOM. Casahl has counterclaimed against the plaintiffs. At the time that Egghead reduced its equity share in ELEKOM in November 1997, Egghead undertook certain of ELEKOM's obligations with respect to the Casahl Litigation. Since November 1997, Egghead has paid all attorneys' fees and costs of ELEKOM in the Casahl Litigation. To the extent ELEKOM incurs after the Closing any liability or attorneys' fees or costs that Egghead does not pay, then the Company and Clarus CSA may assert claims against the Escrowed Funds and may assert claims against the holders of ELEKOM Preferred Stock based on their indemnification obligations under the Escrow and Indemnity Agreement. Although ELEKOM does not anticipate that it will incur any liability or suffer any losses relating to the Casahl Litigation that Egghead would not pay, there can be no assurance that this litigation will not have a material adverse effect on ELEKOM's business, results of operations and financial condition.

                         ELEKOM PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of ELEKOM's capital stock as of July 31, 1998, by: (i) each beneficial owner of more than 5% of the capital stock of ELEKOM; (ii) each of ELEKOM's directors; (iii) each executive officer who is a beneficial owner of ELEKOM capital stock; and (iv) all executive officers and directors as a group.

                               SHARES OF ELEKOM  SHARES OF ELEKOM
                                 COMMON STOCK     PREFERRED STOCK   SHARES OF COMPANY
                              BENEFICIALLY OWNED   BENEFICIALLY       COMMON STOCK
                                   PRIOR TO       OWNED PRIOR TO   BENEFICIALLY OWNED
                                 MERGER(1)(2)      MERGER(1)(2)    FOLLOWING MERGER(3)
                              ------------------ ----------------- -----------------------
   NAME OF BENEFICIAL OWNER   NUMBER  PERCENT(2)  NUMBER   PERCENT   NUMBER     PERCENT
   ------------------------   ------- ---------- --------- ------- ------------ ----------
   Hummer Winblad Venture
    Partners III, L.P.(4)..       --      --     1,742,736  32.8%       406,057    3.8%
   Hummer Winblad
    Technology Fund III,
    L.P.(4)................       --      --        91,723   1.7%        21,371     *
   Olympic Venture Partner
    IV, L.P.(5)............       --      --     1,161,824  21.9%       270,705    2.6%
   OVP IV Entrepreneurs
    Fund, L.P.(5)..........       --      --        61,149   1.2%        14,248     *
   Egghead, Inc.(6)........        50     *      1,528,715  28.8%       332,351    3.2%
   Norman N. Behar(7)......   536,151    57.6%     587,027  11.1%       192,805    1.8%
   John Hummer(4)..........       --      --     1,834,459  34.6%       427,429    4.1%
   Gerard Langeler(5)......       --      --     1,222,973  23.0%       284,953    2.7%
   Jonathan Lazarus(8).....    50,265     5.4%     134,000   2.5%        40,069     *
   George Orban(6).........     1,285     *      1,528,715  28.8%       332,351    3.2%
   Officers and Directors
    as a Group (6 persons).   672,651    72.3%   5,307,174   100%     1,292,567    12.3%

--------
   * Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock issuable by the Company pursuant to options held by the respective person or group which may be exercised within 60 days after July 31, 1998 ("Presently Exercisable Options"). Except as otherwise indicated, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.
(2) For purposes of calculating the percentage beneficially owned, the number of shares deemed outstanding before the Merger are the shares outstanding as of July 31, 1998. The number of shares deemed outstanding after the Merger includes Company Common Stock being offered hereby. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
(3) The shares of the Company Common Stock beneficially owned following the Merger are calculated assuming there will be approximately 10,547,439 shares of the Company Common Stock outstanding immediately after the Merger and by applying the liquidation preferences for the ELEKOM Common Stock and the ELEKOM Preferred Stock, as applicable, as set forth in ELEKOM's Articles of Incorporation. The table above assumes that the Closing will occur on October 31, 1998, that the Company will repurchase unvested shares that are subject to repurchase on the Closing Date, that each of the ELEKOM Shareholders has made a Pro Rata Election with respect to the Merger Consideration and that the Closing Price for a share of the Company Common Stock is $6.00. See "The Merger--Basic Terms of the Merger." The numbers in these columns also reflect acceleration on the Closing Date of options and unvested shares subject to repurchase. See "The Merger--Effect on Employees, Employee Benefit Plans and Stock Options."
(4) Includes 91,723 shares of Series B Stock owned by Hummer Winblad Technology Fund III, L.P. and 1,742,736 shares of Series B Stock owned by Hummer Winblad Venture Partners III, L.P. John Hummer is a limited partner of both funds and disclaims any beneficial ownership of such shares. Hummer Winblad Venture Partners III, L.P. address is 2 South Park, 2nd Floor, San Francisco, CA, 94107.

(5) Includes 1,161,824 shares of Series B Stock owned by Olympic Venture Partners IV, L.P. and 61,149 shares of Series B Stock owned by OVP IV Entrepreneur Fund, L.P. Mr. Langeler is the Managing Member of the General Partner, OVMC IV, LLC, of both limited partnerships. Mr. Langeler disclaims beneficial ownership of all such shares. Olympic Ventre Partner IV, L.P. and Olympic Entrepreneur Fund, L.P. address is 2420 Carillon Point, Kirkland, WA 98033.
(6) Includes presently exercisable Options to purchase 1,235 shares of ELEKOM Common Stock which are exercisable by Mr. Orban within sixty days following September 4, 1998. Also includes 50 shares of ELEKOM Common Stock and 1,528,715 shares of Series B Stock owned by Egghead over which Mr. Orban has voting control. Mr. Orban disclaims beneficial ownership of the shares owned by Egghead. Egghead's address is 22705 E. Mission, Liberty Lake, WA 99019.
(7) Includes 469,133 shares of ELEKOM Common Stock that are subject to repurchase by ELEKOM.
(8) Includes 50,265 shares of ELEKOM Common Stock that are subject to repurchase by ELEKOM and 134,000 Series B Preferred Stock owned by the Lazarus Family Investments, LLC.

                                    EXPERTS

  The audited consolidated financial statements and schedule of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The financial statements of ELEKOM Corporation as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996 and for the period from August 7, 1995 (inception) through December 31, 1997 included in this Proxy Statement/Prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to the ability of ELEKOM Corporation to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   OPINIONS

  The legality of the shares of the Company's Common Stock to be issued in the Merger will be passed on by Womble Carlyle Sandridge & Rice, PLLC, Atlanta, Georgia. Certain tax consequences to ELEKOM Shareholders will be passed upon by Perkins Coie LLP.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
SQL FINANCIALS INTERNATIONAL, INC. FINANCIAL STATEMENTS:
Report of Independent Public Accountants..................................   F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997..............   F-4
Consolidated Statements of Operations for the Years Ended December 31,
 1995, 1996 and 1997......................................................   F-6
Consolidated Statements of Stockholders' Deficit for the Years Ended
 December 31, 1995, 1996 and 1997.........................................   F-7
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997......................................................   F-8
Notes to Consolidated Financial Statements for the Years Ended December
 31, 1995, 1996 and 1997..................................................   F-9
Unaudited Consolidated Balance Sheet as of June 30, 1998..................  F-27
Unaudited Consolidated Statements of Operations for the Six Months Ended
 June 30, 1997 and 1998...................................................  F-29
Unaudited Consolidated Statements of Cash Flows for the Six Months Ended
 June 30, 1997 and 1998...................................................  F-30
Notes to Unaudited Interim Consolidated Financial Statements..............  F-31
ELEKOM CORPORATION FINANCIAL STATEMENTS:
Report of Independent Accountants.........................................  F-32
Balance Sheet as of December 31, 1997 and 1996............................  F-33
Statements of Operations for the Years Ended December 31, 1997 and 1996...  F-34
Statements of Changes in Shareholders' Equity for the Years Ended December
 31, 1997 and 1996........................................................  F-35
Statements of Cash Flows for the Years Ended December 31, 1997 and 1996...  F-36
Notes to Financial Statements.............................................  F-37
Unaudited Balance Sheet as of June 30, 1998...............................  F-44
Unaudited Statements of Operations for the Six Months Ended June 30, 1997
 and 1998.................................................................  F-45
Unaudited Statements of Cash Flows for the Six Months Ended June 30, 1997
 and 1998.................................................................  F-46
Notes to Unaudited Interim Financial Statements...........................  F-47

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SQL Financials International, Inc.
and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of SQL FINANCIALS INTERNATIONAL, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SQL Financials International, Inc. and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Atlanta, Georgia
February 19, 1998 (except with respect to the matter discussed in Note 12 to which the date is March 31, 1998)

                      [This Page Intentionally Left Blank]

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               1996     1997
                                                              -------  -------
                           ASSETS
CURRENT ASSETS:
  Cash....................................................... $ 3,279  $ 7,213
  Accounts receivable, less allowance for doubtful accounts
   and returns of $634 and $338 in 1996 and 1997,
   respectively..............................................   1,971    4,050
  Accounts receivable--related party.........................      19        2
  Prepaids and other current assets..........................      90      492
                                                              -------  -------
    Total current assets.....................................   5,359   11,757
                                                              -------  -------
PROPERTY AND EQUIPMENT:
  Furniture and equipment....................................   2,176    3,094
  Leasehold improvements.....................................     215      280
                                                              -------  -------
    Total property and equipment.............................   2,391    3,374
  Less accumulated depreciation..............................  (1,181)  (1,867)
                                                              -------  -------
    Property and equipment, net..............................   1,210    1,507
                                                              -------  -------
OTHER ASSETS:
  Intangible assets, net of accumulated amortization of $561
   and $1,127 in 1996 and 1997, respectively.................   1,783    1,267
  Deposits and other long-term assets........................     173      150
                                                              -------  -------
    Total other assets.......................................   1,956    1,417
                                                              -------  -------
    Total assets............................................. $ 8,525  $14,681
                                                              =======  =======


   The accompanying notes are an integral part of these consolidated balance sheets.

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS--(CONTINUED)

                           DECEMBER 31, 1996 AND 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              1996      1997
                                                            --------  --------
           LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities................. $  2,003  $  4,598
  Accounts payable--related party..........................      279        54
  Short-term debt..........................................      958         0
  Deferred revenue.........................................    4,686     5,717
  Current maturities of long-term debt.....................      855     1,841
                                                            --------  --------
    Total current liabilities..............................    8,781    12,210
NONCURRENT LIABILITIES:
  Deferred revenue.........................................    3,333     4,480
  Long-term debt, net of current maturities,...............    1,093       497
  Other noncurrent liabilities.............................       63        49
                                                            --------  --------
    Total liabilities......................................   13,270    17,236
                                                            --------  --------
COMMITMENTS AND CONTINGENCIES (Note 10)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY...............       17       243
                                                            --------  --------
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series A, 262,500 shares issued and outstanding in 1996
   and 1997,...............................................    1,050     1,050
  Series B, 454,888 shares issued and outstanding in 1996
   and 1997,...............................................    3,025     3,025
  Series C, 428,572 shares issued and outstanding in 1996
   and 1997,...............................................    3,000     3,000
  Series D, 701,755 shares issued and outstanding in 1996
   and 1997,...............................................    6,000     6,000
  Series E, 697,675 shares issued and outstanding in 1996
   and 1997,...............................................    6,000     6,000
  Series F, 0 and 628,809 shares issued and outstanding in
   1996 and 1997,..........................................        0     6,037
                                                            --------  --------
    Total redeemable convertible preferred stock...........   19,075    25,112
                                                            --------  --------
STOCKHOLDERS' DEFICIT:
  Preferred stock, $1 par value; 3,000,000 and 3,500,000
   shares authorized in 1996 and 1997, respectively;
   2,545,390 and 3,174,199 shares of redeemable convertible
   preferred stock issued and outstanding in 1996 and 1997,
   respectively............................................        0         0
  Common stock, $.0001 par value; 6,750,000 and 9,000,000
   shares authorized in 1996 and 1997, respectively;
   2,185,348 and 1,467,160 shares issued in 1996 and 1997,
   respectively ...........................................        0         0
  Additional paid in capital...............................      472       489
  Accumulated deficit......................................  (23,859)  (28,019)
  Warrants.................................................      612       652
  Less treasury stock, at cost.............................     (302)       (2)
  Note from stockholder....................................     (612)     (612)
  Deferred compensation....................................     (148)     (418)
                                                            --------  --------
    Total stockholders' deficit............................  (23,837)  (27,910)
                                                            --------  --------
    Total liabilities and stockholders' deficit............ $  8,525  $ 14,681
                                                            ========  ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      1995     1996     1997
                                                     -------  -------  -------
REVENUES:
  License fees...................................... $ 5,232  $ 6,425  $13,506
  Services fees.....................................   1,737    3,984    7,786
  Maintenance fees..................................   1,221    2,647    4,696
                                                     -------  -------  -------
    Total revenues..................................   8,190   13,056   25,988
                                                     -------  -------  -------
COST OF REVENUES:
  License fees......................................     291      416    1,205
  Services fees.....................................   1,421    2,904    5,402
  Maintenance fees..................................     655    1,350    1,973
                                                     -------  -------  -------
    Total cost of revenues..........................   2,367    4,670    8,580
                                                     -------  -------  -------
OPERATING EXPENSES:
  Research and development..........................   3,882    5,777    7,190
  Sales and marketing...............................   6,636    7,191    9,515
  General and administrative........................   3,292    3,076    4,061
                                                     -------  -------  -------
    Total operating expenses........................  13,810   16,044   20,766
                                                     -------  -------  -------
OPERATING LOSS......................................  (7,987)  (7,658)  (3,358)
INTEREST EXPENSE, net...............................       2        6      274
MINORITY INTEREST...................................     (60)    (215)    (478)
                                                     -------  -------  -------
NET LOSS............................................ $(8,049) $(7,879) $(4,110)
                                                     =======  =======  =======
BASIC AND DILUTED NET LOSS PER SHARE................ $ (6.19) $ (5.74) $ (2.97)
                                                     =======  =======  =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..........   1,300    1,373    1,386
                                                     =======  =======  =======


 The accompanying notes are an integral part of these consolidated statements.

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                                  ADDITIONAL                                                                    TOTAL
                                   PAID-IN   ACCUMULATED          TREASURY          NOTE FROM    DEFERRED   STOCKHOLDERS'
                   SHARES  AMOUNT  CAPITAL     DEFICIT   WARRANTS  STOCK   AMOUNT  STOCKHOLDER COMPENSATION    DEFICIT
                   ------  ------ ---------- ----------- -------- -------- ------  ----------- ------------ -------------
BALANCE, December
 31, 1994......... 1,710    $ 0      $  7     $ (7,825)    $  0     (810)  $(302)     $(612)      $   0       $ (8,732)
 Issuance costs,
  redeemable
  convertible
  preferred stock,
  Series D........     0      0         0          (72)       0        0       0          0           0            (72)
 Issuance of
  common stock....   465      0       310            0        0        0       0          0           0            310
 Exercise of stock
  options.........     6      0         4            0        0        0       0          0           0              4
 Conversion of
  redeemable
  convertible
  preferred stock
  into warrants...     0      0         0            0      612        0       0          0           0            612
 Net loss.........     0      0         0       (8,049)       0        0       0          0           0         (8,049)
                   -----    ---      ----     --------     ----     ----   -----      -----       -----       --------
BALANCE, December
 31, 1995......... 2,181      0       321      (15,946)     612     (810)   (302)      (612)          0        (15,927)
 Issuance costs,
  redeemable
  convertible
  preferred stock,
  Series E........     0      0         0          (34)       0        0       0          0           0            (34)
 Issuance of stock
  options.........     0      0       148            0        0        0       0          0        (148)             0
 Exercise of stock
  options.........     4      0         3            0        0        0       0          0           0              3
 Net loss.........     0      0         0       (7,879)       0        0       0          0           0         (7,879)
                   -----    ---      ----     --------     ----     ----   -----      -----       -----       --------
BALANCE, December
 31, 1996......... 2,185      0       472      (23,859)     612     (810)   (302)      (612)       (148)       (23,837)
 Issuance costs,
  redeemable
  convertible
  preferred stock,
  Series F........     0      0         0          (50)       0        0       0          0           0            (50)
 Issuance of
  warrants........     0      0         0            0       40        0       0          0           0             40
 Unamortized debt
  discount........     0      0       (22)           0        0        0       0          0           0            (22)
 Issuance of stock
  options.........     0      0       328            0        0        0       0          0        (328)             0
 Amortization of
  deferred
  compensation....     0      0         0            0        0        0       0          0          58             58
 Retirement of
  treasury stock..  (735)     0      (300)           0        0      735     300          0           0              0
 Exercise of stock
  options.........    17      0        11            0        0        0       0          0           0             11
 Net loss.........     0      0         0       (4,110)       0        0       0          0           0         (4,110)
                   -----    ---      ----     --------     ----     ----   -----      -----       -----       --------
BALANCE, December
 31, 1997......... 1,467    $ 0      $489     $(28,019)    $652      (75)  $  (2)     $(612)      $(418)      $(27,910)
                   =====    ===      ====     ========     ====     ====   =====      =====       =====       ========


 The accompanying notes are an integral part of these consolidated statements.

                       SQL FINANCIALS INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                      1995     1996     1997
                                                     -------  -------  -------
OPERATING ACTIVITIES:
  Net loss.......................................... $(8,049) $(7,879) $(4,110)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Depreciation and amortization...................     428    1,125    1,406
    Minority interest...............................      60      216      478
    Amortization of debt discount...................       0        0       18
    Deferred compensation...........................       0        0       58
    Loss on sale of property and equipment..........       0        0       46
    Changes in operating assets and liabilities:
      Accounts receivable...........................  (1,510)    (352)  (2,062)
      Prepaids and other current assets.............     107      (31)    (402)
      Deposits and other long-term assets...........    (106)     (22)      23
      Accounts payable and accrued liabilities......   1,676        3    2,370
      Deferred revenue..............................   2,644    4,180    2,178
      Other noncurrent liabilities..................       8      (53)     (14)
                                                     -------  -------  -------
        Total adjustments...........................   3,307    5,066    4,099
                                                     -------  -------  -------
        Net cash used in operating activities.......  (4,742)  (2,813)     (11)
                                                     -------  -------  -------
INVESTING ACTIVITIES:
  Purchases of property and equipment...............    (598)    (958)  (1,193)
  Proceeds from sale of property and equipment......       0        0       10
  Purchases of intangible assets....................    (316)  (2,000)     (50)
                                                     -------  -------  -------
        Net cash used in investing activities.......    (914)  (2,958)  (1,233)
                                                     -------  -------  -------
FINANCING ACTIVITIES:
  Proceeds from issuance of redeemable convertible
   preferred stock..................................   5,927    5,966    5,987
  Proceeds from issuance of common stock............     314        3       11
  Proceeds from notes payable and short-term
   borrowings, net..................................     556    2,472      859
  Repayments of notes payable and short-term
   borrowings.......................................    (275)    (490)  (1,427)
  Proceeds from preferred stock bridge financing....   2,750        0    2,000
  Repayment of preferred stock bridge financing.....    (750)  (2,000)  (2,000)
  Repayment of note receivable from holder of
   minority interest................................       0        0       38
  Dividends paid to holder of minority interest.....     (25)    (234)    (290)
                                                     -------  -------  -------
        Net cash provided by financing activities...   8,497    5,717    5,178
                                                     -------  -------  -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....   2,841      (54)   3,934
CASH AND CASH EQUIVALENTS, beginning of year........     492    3,333    3,279
                                                     -------  -------  -------
CASH AND CASH EQUIVALENTS, end of year.............. $ 3,333  $ 3,279  $ 7,213
                                                     =======  =======  =======
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Cash paid for interest............................ $   126  $   153  $   330
                                                     =======  =======  =======

 The accompanying notes are an integral part of these consolidated statements.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996, AND 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  SQL Financials International, Inc. (the "Company") was incorporated in the state of Delaware on November 20, 1991. The Company develops, markets, and supports client/server financial software applications and markets its products under the trade name SQL Financials throughout the United States and Canada. The Company provides installation and implementation services through its majority-owned subsidiary, SQL Financial Services, LLC (the "Services Subsidiary") and is the sole owner of SQL Financials Europe, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

 Minority Interest

  Minority interest represents the 20% ownership interest in the Services Subsidiary (Note 3).

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 History of Operating Losses

  The Company has incurred significant net losses in each year since its formation. As of December 31, 1997, the Company had an accumulated deficit of approximately $28.0 million. These losses have occurred, in part, because of the substantial costs incurred by the Company to develop its products, expand its product research, and hire and train its direct sales force. Although the Company has achieved recent revenue growth and profitability for the quarters ended September 30, 1997 and December 31, 1997, there can be no assurance that the Company will be able to generate the substantial additional growth in revenues that will be necessary to sustain profitability. The Company plans to continue to increase its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, broaden its customer support capabilities and expand its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not offset by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected. The Company's financial prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive financial software industry.

 Reclassification

  Certain prior year amounts have been reclassified to conform with the current year presentation.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Fair Value of Financial Instruments

  The book values of cash, trade accounts receivable, trade accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt with similar terms and maturities. Under this method, the Company's fair value of financial instruments was not materially different from the stated value at December 31, 1996 and 1997.

 Credit and Concentrations of Product Risk

  The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The credit risk is mitigated by the large number of customers comprising the customer base.

  Substantially all of the Company's product revenues are derived from sales of its financial applications. Increased market acceptance of the Company's product family is critical to the Company's ability to increase sales and thereby sustain profitability. Any factor adversely affecting sales or pricing levels of these applications will have a material adverse effect on the Company's business, results of operations, and financial condition.

 Revenue Recognition

  Revenues from license fees are recognized upon delivery of the product if there are no significant post-delivery obligations. Revenues from services fees are recognized as the services are performed. Maintenance fees relate to customer maintenance and support and are recognized ratably over the term of the software support services agreement, which is typically 12 months.

  Revenues that have been prepaid or invoiced but that do not yet qualify for recognition under the Company's policies are reflected as deferred revenues.

 Deferred Revenues

  Deferred revenues at December 31, 1996 and 1997 were as follows (in thousands):

                                                                  1996   1997
                                                                 ------ -------
   Deferred revenues:
     Deferred license fees...................................... $1,662 $ 1,027
     Deferred services fees.....................................    336     127
     Deferred maintenance fees..................................  6,021   9,043
                                                                 ------ -------
       Total deferred revenues..................................  8,019  10,197
   Less current portion.........................................  4,686   5,717
                                                                 ------ -------
   Noncurrent deferred revenues................................. $3,333 $ 4,480
                                                                 ====== =======

  The Company has in the past, and is expected in the future, to introduce additional modules and product enhancements. As a result, deferred revenues resulting from contracts executed in a prior period are recognized in the quarter in which delivery of the new product occurs. This practice has, and will in the future continue to cause fluctuations in revenues and operating results from period to period.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Property and Equipment

  Property and equipment consist of furniture, computers, other office equipment, purchased software, and leasehold improvements. These assets are depreciated on a straight-line basis over a two-, three-, or five-year life. Improvements are amortized over the term of the lease. Depreciation expense for the years ended December 31, 1995, 1996, and 1997 was $370,000, $640,000,
and $840,000, respectively.

 Product Returns and Warranties

  The Company provides warranties for its products after the software is purchased for the period in which the customer maintains the Company's support of the product. The Company generally supports only current releases and the immediately prior releases of its products. The Company's license agreements generally do not permit product returns by its customers. The Company provides for the costs of product returns and warranties at the time of sale. The Company recorded a provision for the cost of product returns in the allowance for doubtful accounts in the accompanying balance sheets at December 31, 1997 and 1996. The Company has not experienced significant warranty claims to date, and has therefore provided no reserve for warranty costs at December 31, 1997 and 1996.

 Intangible Assets

  Intangible assets include goodwill, and purchased software licensing rights. Goodwill in the amount of approximately $290,000, resulting from the excess of the purchase price over the value of the assets acquired and liabilities assumed in the purchase of the 80% interest in the Services Subsidiary (Note
3) in 1995, is being amortized on a straight-line basis over a period of 60 months.

  In 1996, the Company entered into a license and private label agreement to purchase a nonexclusive and perpetual license for human resource, payroll, and benefits software. The agreement allows the Company to modify and enhance the software and to license these software products to its customers. The purchase price of $2,000,000 is included in intangible assets and is being amortized on a straight-line basis over the estimated useful life of 48 months. Amortization expense related to the agreement for the years ended December 31, 1995, 1996, and 1997 was approximately $0, $417,000, and $500,000, respectively. The amortization expense related to the agreement is included in research and development expense in the accompanying consolidated statements of operations.

  Total amortization expense relating to all intangibles was $58,000, $485,000, and $566,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

 Capitalized Software Development Costs

  Internal research and development expenses are charged to expense as incurred. Computer software development costs are charged to research and development expense until technological feasibility is established; after which, remaining software production costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has defined technological feasibility as the point in time at which the Company has a working model of the related product. Historically, the internal development costs incurred during the period between the achievement of technological feasibility and the point at which the product is available for general release to customers have not been material. Accordingly, the Company has concluded that the amount of internal development costs capitalizable under the provisions of SFAS No. 86 was not material to the financial statements for the years ended December 31, 1995, 1996, and 1997. Therefore, the Company has charged all internal software development costs to expense as incurred for the years ended December 31, 1995, 1996, and 1997.

  The Company has in the past and may in the future purchase or license software that may be modified and integrated with its products. If at the time of purchase or license technological feasibility is met, the cost of the software is capitalized and amortized over a period not to exceed its useful life.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 Impairment of Long-Lived and Intangible Assets

  The Company periodically reviews the values assigned to long-lived assets, including property and other assets, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

  The Company periodically reviews the value assigned to goodwill and intangible assets to determine whether events and circumstances have occurred which indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. The Company uses an estimate of undiscounted cash flows over the remaining life of the goodwill and other intangible assets in measuring whether the goodwill and other intangible assets are recoverable.

 Accounts Payable and Accrued Liabilities

  Accounts payable and accrued liabilities include the following as of December 31, 1996 and 1997 (in thousands):

                                                                   1996   1997
                                                                  ------ ------
   Accounts payable.............................................. $  261 $  973
   Accrued taxes, other than income taxes........................    204    396
   Accrued compensation, benefits, and commissions...............    865  1,636
   Accrued other.................................................    673  1,593
                                                                  ------ ------
                                                                  $2,003 $4,598
                                                                  ====== ======

 Historical Net Loss Per Share

  Historical basic and diluted net loss per share was computed in accordance with SFAS No. 128, "Earnings per Share," using the weighted average number of common shares outstanding. Historical basic and diluted net loss per share does not include the impact of common stock equivalents, including redeemable convertible preferred stock, as their effect would be antidilutive.

  Net loss for basic and diluted earnings per share are the same for basic and diluted earnings per share; therefore, no reconciliation of the numerator is presented.

 Stock Based Compensation Plan

  The Company accounts for its stock-based compensation plan under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Effective in fiscal year 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by the statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted.

 New Accounting Pronouncements

  The American Institute of Certified Public Accountants has issued a Statement of Position ("SOP") 97-2, "Software Revenue Recognition." SOP 97-2 supersedes SOP 91-1 "Software Revenue Recognition," and is effective for the Company for transactions entered into after December 31, 1997. The Company will adopt SOP 97-2 in the first quarter of 1998. The adoption of the standards in the statement is not expected to have a significant impact on the Company's consolidated financial statements.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is designed to improve the reporting of changes in equity from period to period. SFAS No. 130 is effective for the Company's fiscal year ending December 31, 1998. The Company will adopt SFAS No. 130 for fiscal 1998. Management does not expect SFAS No. 130 to have a significant impact on the Company's financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for the Company's fiscal year ending December 31, 1998. The Company does not expect that SFAS No. 131 will require revision of prior disclosures.

2. RELATED PARTY TRANSACTIONS

  During the years ended December 31, 1995, 1996, and 1997, the Company engaged in a number of transactions with McCall Consulting Group, Inc. ("McCall Consulting Group") and Technology Ventures LLC ("Technology Ventures"), entities controlled by Joseph S. McCall, an officer and director of the Company (the "Officer"). In the opinion of management, the rates, terms and considerations of the transactions with related parties approximate those with nonrelated entities.

  During the years ended December 31, 1995, 1996 and 1997, McCall Consulting Group provided the following for the Company: temporary help by administrative employees and third-party contract labor services, the lease of office equipment and office space and services in connection with the Company's sales process.

  During the years ended December 31, 1996 and 1997, Technology Ventures provided recruiting and administrative services to the Company.

  Expenses relating to services provided by McCall Consulting Group were as follows for the years ended December 31, 1995, 1996 and 1997 (in thousands):

                                                             1995   1996   1997
                                                            ------ ------ ------
   Contract labor expense:
     Implementation expense................................ $  150 $    0 $    0
     Research and development..............................    386  1,250  1,450
   Commissions expense.....................................    495      0      0
   Administrative services.................................     25     22     38
   Office rental expense...................................      0     96     71
   Training................................................     70     37     19
   Software and equipment purchases and rental expense.....      0     24     33
                                                            ------ ------ ------
       Total............................................... $1,126 $1,429 $1,611
                                                            ====== ====== ======

  Amounts owed related to services provided by McCall Consulting Group were as follows as of December 31, 1996 and 1997 (in thousands):

                                                                       1996 1997
                                                                       ---- ----
   Accounts payable and accrued liabilities........................... $234 $52
                                                                       ==== ===
   Accounts receivable................................................ $ 19 $ 2
                                                                       ==== ===

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Expenses relating to services provided by Technology Ventures were as follows for the years ended December 31, 1995, 1996 and 1997 (in thousands):

                                                                  1995 1996 1997
                                                                  ---- ---- ----
   Recruiting services........................................... $ 0  $339 $ 0
   Administrative services.......................................  19    23  23
                                                                  ---  ---- ---
     Total....................................................... $19  $362 $23
                                                                  ===  ==== ===

  Amounts owed related to services provided by Technology Ventures were as follows as of December 31, 1996 and 1997 (in thousands):

                                                                       1996 1997
                                                                       ---- ----
   Accounts payable and accrued liabilities........................... $45  $ 2
                                                                       ===  ===

3. SQL FINANCIAL SERVICES, LLC

  On March 9, 1995, the Company issued 450,000 shares of common stock to acquire certain intellectual property rights and tangible assets valued at $300,000 from Technology Ventures, a related party controlled by the Officer. Subsequent to the acquisition, the Company and Technology Ventures formed a subsidiary, the Services Subsidiary, which is 80%-owned by the Company. The Company contributed the acquired intellectual property rights and tangible assets to the Services Subsidiary. Technology Ventures acquired the remaining 20% interest in the Services Subsidiary in exchange for a $75,000 note bearing interest at 7.74%, payable annually, with the principal due in a lump sum payment in March 2000. As of December 31, 1996 and 1997, the note was reflected as a reduction of minority interest in consolidated subsidiary. The Services Subsidiary provides implementation services for the Company's software applications. The Services Subsidiary had income of approximately $299,000, $1,080,000 and $2,390,000 for the years ended December 31, 1995,
1996 and 1997, respectively. The Services Subsidiary distributed dividends of approximately $125,000, $1,169,000 and $1,448,000 during the years ended December 31, 1995, 1996 and 1997, respectively, to the Company and the related-party minority interest holder. Subsequent to December 31, 1997, the minority interest in the Services Subsidiary was purchased by the Company. See
Note 11.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


4. INCOME TAXES

  The Company files a consolidated tax return with its majority owned subsidiaries. The components of the income tax provision (benefit) for the years ended December 31, 1995, 1996 and 1997 are as follows (in thousands):

                                                       1995     1996     1997
                                                      -------  -------  -------
   Current:
     Federal......................................... $     0  $     0  $     0
     State...........................................       0        0        0
                                                      -------  -------  -------
                                                            0        0        0
                                                      -------  -------  -------
   Deferred:
     Federal.........................................  (2,542)  (2,494)  (1,287)
     State...........................................    (477)    (468)    (241)
                                                      -------  -------  -------
                                                       (3,019)  (2,962)  (1,528)
                                                      -------  -------  -------
   Valuation allowance...............................   3,019    2,962    1,528
                                                      -------  -------  -------
       Total......................................... $     0  $     0  $     0
                                                      =======  =======  =======

  The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31, 1995, 1996, and 1997:

                              1995    1996    1997
                              -----   -----   -----
   Tax benefit at statutory
    rate..................... (34.0)% (34.0)% (34.0)%
   Effect of:
     State income tax, net...  (4.0)   (4.0)   (4.0)
     Other...................   0.5     0.4     1.1
     Valuation allowance.....  37.5    37.6    36.9
                              -----   -----   -----
   Provision (benefit) for
    income taxes.............   0.0 %   0.0 %   0.0 %
                              =====   =====   =====

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1997 are as follows (in thousands):

                                                               1996      1997
                                                              -------  --------
   Deferred tax assets:
     Net operating loss carryforwards........................ $ 8,306  $ 10,047
     Allowance for doubtful accounts.........................     241       128
     Deferred revenue........................................     151         0
     Depreciation and amortization...........................     167       326
     Accrued liabilities.....................................      38       110
     Other...................................................       5         3
                                                              -------  --------
                                                                8,908    10,614
                                                              -------  --------
   Deferred tax liabilities:
     Services Subsidiary.....................................      (3)     (181)
     Amortization of purchased software......................      (5)       (5)
                                                              -------  --------
                                                                   (8)     (186)
                                                              -------  --------
   Net deferred tax assets before valuation allowance........   8,900    10,428
   Valuation allowance.......................................  (8,900)  (10,428)
                                                              -------  --------
   Net deferred tax assets................................... $     0  $      0
                                                              =======  ========

  A valuation allowance is provided when it is determined that some portion or all of the deferred tax assets may not be realized. Accordingly, since it currently is more likely than not that the net deferred tax assets resulting from the net operating loss carryforwards ("NOLs") and other deferred tax items will not be realized, a valuation allowance has been provided in the accompanying consolidated financial statements as of December 31, 1996 and 1997. The Company established the valuation allowance for the entire amount of the deferred tax assets attributable to the NOL carryforwards, as well as for the net deferred tax assets created as a result of temporary differences between book and tax. The Company will recognize such income tax benefits when realized. The NOLs at December 31, 1997 were approximately $26,439,000 and expire at various dates through 2012.

  The Company's ability to benefit from certain NOL carryforwards is limited under Section 382 of the Internal Revenue Code when ownership of the Company changed by more than 50%, as defined. The Company is limited to using the NOL carryforwards of $15,800,000 generated prior to February 16, 1996. The limitation does not permit the Company to use in excess of $1,600,000 of certain NOL carryforwards per year. If the Company does not realize taxable income in excess of the limitation in future years, certain NOLs will be unrealizable. NOLs generated from February 16, 1996 through December 31, 1996 of $6,500,000 and NOLs generated from January 1, 1997 through December 31, 1997 of $4,139,000 may also be further limited as a result of the proposed initial public offering.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


5. DEBT

  The Company's short- and long-term debt consists of the following as of December 31, 1996 and 1997 (in thousands):

                                                                    1996  1997
                                                                   ------ -----
   Notes payable to a bank, due in installments through December
    31, 1997, secured by certain equipment, bearing interest at a
    rate of prime plus 1.75% to 2%................................ $  323 $   0
   Working capital line of credit with a bank expiring April 7,
    1997, payable on demand, repaid with proceeds from the new line-of-credit agreement, secured by all company assets,
    bearing interest at a rate of prime plus 1%...................    635     0
   Payable for purchased software licensing rights, payable in installments over a two-year period through March 1998 at the rate at which the Company licenses human resource, payroll and benefits software to its customers............................  1,855 1,632
   Equipment notes payable to a leasing company, payable in
    monthly installments of $27,000, with final principal
    installments of $169,000 due March 2000 and August 2000,
    secured by certain company assets, bearing interest at a
    weighted average rate of 22.1%................................      0   655
   Note payable to a financing company, payable in monthly
    installments of $1,500 through November 2000, secured by
    certain company assets, bearing interest at 8%................      0    51
   Note payable to a former shareholder, secured by treasury
    shares of common stock, bearing interest at 8%................     93     0
                                                                   ------ -----
                                                                    2,906 2,338
   Less short-term debt...........................................    958     0
   Less current portion of long-term debt.........................    855 1,841
                                                                   ------ -----
                                                                   $1,093 $ 497
                                                                   ====== =====

  During 1997, the Company entered into a new line-of-credit agreement with a bank bearing interest at prime (8.5% at December 31, 1997) plus 2.75% or 3%, depending on certain terms, as defined. The new line-of-credit agreement with the bank provides for maximum borrowings not to exceed the lesser of $3,000,000 or 80% of eligible license and implementation services revenue accounts receivable plus 65% of eligible maintenance revenue accounts receivable and is collateralized by substantially all the Company's assets. The Company had $0 outstanding under the line of credit and availability of approximately $1,950,000 under the line of credit at December 31, 1997.

  Under the provisions of the line-of-credit agreement, the Company must comply with certain restrictive covenants. These covenants, among other things, require the Company to maintain specified levels of profitability.

  During 1997, the Company entered into debt and lease agreements with a leasing company. The debt and lease agreements provide total borrowing capability of up to $1,000,000 for equipment purchases. As of December 31, 1997, the Company had approximately $655,000 outstanding under these agreements and $345,000 available for future equipment purchases.

  During 1997, the Company paid all amounts outstanding under the note payable to a former shareholder. In accordance with the agreement, the Company retired the treasury shares provided as collateral for the note.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The aggregate maturities of long-term debt at December 31, 1997 are as follows (in thousands):

   December 31:
     1998................................................................ $1,841
     1999................................................................    256
     2000................................................................    241
                                                                          ------
                                                                          $2,338
                                                                          ======

6. ROYALTY AGREEMENTS

  The Company is a party to royalty and other equipment manufacturer agreements for certain of its applications. The Company incurred a total of $227,000, $355,000 and $1,109,000 in royalty fees for the years ended December 31, 1995, 1996 and 1997, respectively, pursuant to these agreements. The royalties and fees paid are included in cost of revenues--license fees in the accompanying statements of operations.

  During 1992, the Company entered into a royalty agreement with a former stockholder. This agreement grants a 3.75% royalty on certain revenues of the Company, less certain discounts or commissions, collected from any transfer, sale, or licensing of specific modules of the software. The Company incurred royalties of $135,000, $177,000 and $295,000 for the years ended December 31, 1995, 1996 and 1997, respectively, pursuant to this royalty agreement.

7. EMPLOYEE BENEFIT PLANS

  The Company sponsors the SQL Financials 401(k) Plan (the "Plan"), a defined contribution plan covering substantially all employees of the Company. Under the Plan's deferred compensation arrangement, eligible employees who elect to participate in the Plan may contribute between 2% and 20% of eligible compensation, as defined, to the Plan. The Company, at its discretion, may elect to provide for either a matching contribution or discretionary profit sharing contribution or both. During the years ended December 31, 1995, 1996, and 1997, the Company did not make matching or discretionary profit sharing contributions to the Plan.

8. STOCK OPTION PLAN

  The Company has a stock option plan for employees, consultants, and other individual contributors to the Company which enables the Company to grant up to 1,633,938 qualified and nonqualified incentive stock options (the "1992 Plan"). The qualified options are to be granted at an exercise price not less than the fair market value at the date of grant. The nonqualified options are to be granted at an exercise price of not less than 85% of the fair market value at the date of grant. Fair market values are to be determined by the board of directors. The stock option committee determines the period within which options may be exercised, but no option may be exercised more than ten years from the date of grant. The stock option committee also determines the period over which the options vest. Options are generally exercisable for seven years from the grant date and generally vest over a period of four years at a rate of 20% for years one and two and 30% for years three and four. At December 31, 1997, the Company had options outstanding to acquire 1,368,744 shares of common stock under the stock option plan and 256,794 shares available for grant.

  The stock option plan also provides for stock purchase authorizations and stock bonus awards. As of December 31, 1997, no such awards have been granted under the plan.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The Company adopted the 1998 Stock Incentive Plan (the "1998 Plan") in the first quarter of 1998. Under the 1998 Plan, the board of directors have the flexibility to determine the type and amount of awards to be granted to eligible participants, who must be employees of the Company or its subsidiaries. The 1998 Plan provides for grants of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights and restricted units. The Company has authorized and reserved for issuance an aggregate of 200,000 shares of common stock under the 1998 Plan, to be automatically increased to 1,000,000 shares of common stock upon completion of the offering. See Note 11. The aggregate number of shares of common stock that may be granted through awards under the 1998 Plan to any employee in any calendar year may not exceed 200,000 shares. No options have been granted under the 1998 Plan. The 1998 Plan will continue in effect until February 2008 unless sooner terminated.

  The Company applies the principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plan. Accordingly, the Company recognizes deferred compensation when the exercise price of the options granted is less than the fair market value of the stock at the date of grant, as determined by the board of directors. The deferred compensation is presented as a component of equity in the accompanying balance sheets and is amortized over the periods expected to be benefited, generally the vesting period of the options.

  During 1996 and 1997, the Company granted options with exercise prices below the fair market value at the date of grant. These fair values are as follows:

                                                                          FAIR
           PERIOD                                                         VALUE
           ------                                                         -----
   August 28, 1996 through December 4, 1996.............................. $1.23
   December 5, 1996 through July 23, 1997................................  1.43
   July 24, 1997 through November 9, 1997................................  2.00
   November 10, 1997.....................................................  4.10
   December 10, 1997 through December 31, 1997...........................  5.00

  Accordingly, the Company recorded deferred compensation of $148,000 and $328,000 for options granted during the years ended December 31, 1996 and 1997, respectively. The Company amortizes deferred compensation over four years, the vesting period of the options. The Company recognized $58,000 of compensation expense related to option grants for the year ended December 31, 1997.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

  For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black Scholes option pricing model with the following assumptions:

                                               1995        1996        1997
                                            ----------- ----------- -----------
   Dividend yield.......................... 0%          0%          0%
   Expected volatility..................... 70          70          65
   Risk free interest rate at the date of
    grant.................................. 5.39%-7.60% 5.27%-6.69% 5.78%-6.82%
   Expected life........................... Five years  Five years  Four years

  Using these assumptions, the fair values of the stock options granted during the years ended December 31, 1995, 1996, and 1997 are $76,000, $355,000, and
$699,000, respectively, which would be amortized over the vesting period of the options. Had compensation cost been determined consistent with the provisions of SFAS

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

No. 123, the Company's pro forma net loss and net loss per share in accordance with SFAS No. 123 for the years ended December 31, 1995, 1996, and 1997 would have been as follows (in thousands except per share amounts):

                                                      1995     1996     1997
                                                     -------  -------  -------
   Net loss:
     As reported.................................... $(8,049) $(7,879) $(4,110)
     Pro forma in accordance with SFAS No. 123......  (8,059)  (7,911)  (4,269)
   Basic and diluted net loss per share:
     As reported....................................   (6.19)   (5.74)   (2.97)
     Pro forma in accordance with SFAS No. 123......   (6.20)   (5.76)   (3.08)

  Because SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

  A summary of changes in outstanding options during the years ended December 31, 1995, 1996, and 1997 is as follows:

                                                                     WEIGHTED
                                                                     AVERAGE
                                            SHARES       PRICE    EXERCISE PRICE
                                           ---------  ----------- --------------
   December 31, 1994.....................    220,326        $0.67     $0.67
     Granted.............................    220,875        $0.67     $0.67
     Canceled............................   (140,661)       $0.67     $0.67
     Exercised...........................     (6,000)       $0.67     $0.67
                                           ---------
   December 31, 1995.....................    294,540        $0.67     $0.67
     Granted.............................    559,830  $0.67-$1.00     $0.87
     Canceled............................    (63,579)       $0.67     $0.67
     Exercised...........................     (4,350)       $0.67     $0.67
                                           ---------
   December 31, 1996.....................    786,441  $0.67-$1.00     $0.81
     Granted.............................    802,845  $1.00-$3.67     $2.96
     Canceled............................   (203,730) $0.67-$3.67     $0.95
     Exercised...........................    (16,812) $0.67-$1.00     $0.68
                                           ---------
   December 31, 1997.....................  1,368,744  $0.67-$3.67     $2.05
                                           =========
   Vested and exercisable at December 31,
    1997.................................    264,369  $0.67-$1.00     $0.73
                                           =========

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The following table summarizes the exercise price range, weighted average exercise price and remaining contractual lives by year of grant for the number of options outstanding as of December 31, 1997:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                 EXERCISE  WEIGHTED  REMAINING
                                       NUMBER     PRICE    AVERAGE  CONTRACTUAL
             YEAR OF GRANT            OF SHARES   RANGE     PRICE   LIFE (YEARS)
             -------------            --------- ---------- -------- ------------
   1995 and prior:
     Options granted at fair value..    222,765 $     0.67  $0.67       4.01
   1996:
     Options granted at fair value..    134,895       0.67   0.67       5.42
     Options granted at less than
      fair value....................    249,489       1.00   1.00       5.93
   1997:
     Options granted at less than
      fair value....................    761,595  1.00-3.67   3.06       6.73
                                      ---------
       Total........................  1,368,744  0.67-3.67   2.05       6.01
                                      =========

  The weighted average grant date fair value of options granted during the years ended December 31, 1996 and 1997 was $1.14 and $3.04, respectively.

  Subsequent to December 31, 1997, the Company granted options to acquire 182,250 shares of common stock under the 1992 Plan to certain employees at an average exercise price equal to $4.45.

9. STOCKHOLDERS' EQUITY

STOCKHOLDERS' AGREEMENT

  All owners of the Company's common stock are parties to the Company's stockholders' agreement. This agreement provides, among other things, for a right of first refusal to the Company and then to all other stockholders of the Company to purchase any selling stockholders' shares at a price equal to that agreed to by a third party. The stockholders' agreement terminates upon an initial public offering, with the exception of the registration rights of the shares covered by the agreement.

  All the holders of common stock are party to a stockholders' voting agreement dated September 1, 1995 whereby the Officer is named voting trustee and votes all common shares. As of December 31, 1997, the Officer controlled the right to vote 22.6% of the Company's outstanding voting stock, after dilution from the preferred stockholders. The stockholders' agreement naming the Officer as voting trustee terminates upon the consummation of an initial public offering (Note 11).

PREFERRED STOCK

  The Company is authorized to issue 3,500,000 shares of preferred stock. Of this authorized amount, the Company has issued and outstanding 262,500 of Series A Preferred Stock ("Series A"), 454,888 of Series B Preferred Stock ("Series B"), 428,572 of Series C Preferred Stock ("Series C"), 701,755 of Series D Preferred Stock ("Series D"), 697,675 of Series E Preferred Stock ("Series E"), and 628,809 of Series F Preferred Stock ("Series F") at December 31, 1997.

  Preferred stockholders are entitled to participate in any dividends paid to common stockholders and have the voting rights and powers of the common stockholders, as defined. Preferred stockholders receive preferential

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

distributions in the event of liquidation of the Company for $4 per share of Series A, $6.65 per share of Series B, $7 per share of Series C, $8.55 per share of Series D, $8.60 per share of Series E, and $9.60 per share of Series F, plus any unpaid declared dividends.

  Each share of preferred stock is convertible at the option of the holder at any time into the number of common shares which results from the effective conversion rate, as defined. The conversion values at December 31, 1997 are $4 for Series A, $6.65 for Series B, $7 for Series C, $8.55 for Series D, $8.60 for Series E, and $9.60 for Series F. The conversion prices at December 31, 1997 are $2.67 for Series A, $4.43 for Series B, $4.67 for Series C, $5.70 for Series D, $5.73 for Series E, $6.40 for Series F. Further, in accordance with the Company's certificate of incorporation, the preferred stock will automatically convert at the defined conversion rate if the Company consummates an initial public offering with a price per share and gross proceeds in excess of defined thresholds. The Company is in the process of obtaining waivers in regards to these thresholds and redemption rights. See
Note 12.

  Certain quantities of all series of preferred shares may be put to the Company by the preferred stockholders within 30 days following the preferred redemption dates for an amount per share equal to the conversion value of the preferred stock plus any declared but unpaid dividends. The preferred redemption dates and the applicable quantities of shares eligible for redemption, as defined in the certificate of incorporation, are as follows (dollars in thousands):

                                                    PERCENTAGE OF
                                                     OUTSTANDING     VALUE OF
                                                     REDEEMABLE       STOCK
                                                     CONVERTIBLE   ELIGIBLE FOR
                                                   PREFERRED STOCK  REDEMPTION
                                                   --------------- ------------
   Preferred redemption dates:
     September 30, 1998...........................       33.3%       $ 8,371
     September 30, 1999...........................       50.0         12,556
     September 30, 2000...........................      100.0         25,112
   Date of termination of employment of the
    Officer, as defined...........................      100.0         25,112

SERIES A

  On November 24, 1992, pursuant to a stock purchase agreement, the Company sold 250,000 shares of Series A to Greylock Limited Partnership ("Greylock") for an aggregate sum of $1,000,000. Stock issuance costs of $62,000 were incurred in connection with the sale of the preferred shares, resulting in net proceeds of $938,000. Additionally, on June 30, 1993, pursuant to a stock purchase agreement, the Company sold 12,500 shares of Series A for an aggregate sum of $50,000.

SERIES B

  On September 21, 1993, pursuant to a stock purchase agreement, the Company sold a total of 454,888 shares of Series B at a price of $6.65 per share to Greylock and additional third party investors. The aggregate proceeds from the sale of this stock totaled $3,025,000. Stock issuance costs of $30,000 were incurred in connection with the sale of the preferred shares, resulting in net proceeds of $2,995,000.

SERIES C

  On April 1, 1994, pursuant to a stock purchase agreement, the Company sold a total of 428,572 shares of Series C at a price of $7 per share to certain existing stockholders and additional third-party investors, resulting in aggregate proceeds of $3,000,000. Stock issuance costs of $16,000 were incurred, resulting in net proceeds of $2,984,000.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  On August 1, 1994, the Company sold 87,500 shares of Series C Preferred Stock to Tech Ventures for a purchase price of $7.00 per share, the same price per share as sold to the Series C investors in April 1994. Tech Ventures paid the purchase price through the delivery of a secured promissory note. The note was guaranteed by an officer of the Company who controlled Tech Ventures and is secured by the assets of an entity controlled by such officer. As of December 31, 1996 and 1997, the note was reflected as a reduction of stockholders' equity in the accompanying balance sheets. The Company was almost entirely dependent at the time on the implementation services of McCall Consulting Group, a wholly owned subsidiary of Tech Ventures who was performing substantially all of the implementation services for the Company's software. In July of 1995 at the request of and as a financial accommodation to Tech Ventures, the Company converted the 87,500 shares of Series C Preferred Stock into a warrant to purchase such shares on the same terms and conditions as set forth in the promissory note. Based on its dependency on McCall Consulting Group, the Company believed it in its best interest to maintain Tech Ventures' long-term interest in the success of the Company through a continuing equity interest. The note was amended effective July 31, 1995 so that the principal amount is due and payable only upon the exercise of the warrant. The warrant has been reflected in the statement of stockholders' deficit, with the corresponding note as a reduction of stockholders' deficit. The warrant expires on the earlier of August 1, 1999 or an initial public offering.

SERIES D

  On January 24, 1995, the Company received an advance on a pending equity financing arrangement. The Company issued promissory notes to certain existing preferred stockholders totaling $750,000 at an interest rate of 6%. In addition, the Company issued warrants to the above parties to purchase 17,544 shares of Series D at a price of $8.55 per share.

  On February 21, 1995, the Company issued 701,755 shares of Series D for $8.55 per share to certain existing preferred stockholders and additional third party investors. Of the proceeds, $750,000 was used to repay the advance on financing discussed above. Gross proceeds before stock issuance costs were $6,000,000. Stock issuance costs of $73,000 were incurred, resulting in net proceeds of $5,927,000.

  On January 5, 1996, the Company entered into an agreement with its bank to extend its old working capital line of credit. As part of the agreement, the Company granted the bank a warrant to purchase 8,201 shares of Series D convertible preferred stock at $8.55 per share. The warrant expires on January 4, 1999.

SERIES E

  On February 15, 1996, the Company issued 697,675 shares of Series E for $8.60 per share to certain existing preferred stockholders and additional third party investors. Of the proceeds, $2,000,000 was used to repay an advance on the financing received in 1995. Proceeds from the sale of this stock, before stock issuance costs, were $6,000,000. Stock issuance costs of $34,000 were incurred, resulting in net proceeds of $5,966,000.

  On March 28, 1997, the Company entered into an agreement with its bank to amend its working capital line of credit. As part of the agreement, the Company granted the bank a warrant to purchase 8,721 shares of Series E convertible preferred stock at $8.60 per share. The warrant expires on March 28, 2000.

SERIES F

  On June 5, 1997 and August 5, 1997, the Company received advances on a pending equity financing arrangement. The Company issued convertible promissory notes to certain existing preferred stockholders totaling approximately $2,000,000 and bearing interest at a rate of 8.5%. The notes were convertible upon the consummation of a private equity offering providing gross proceeds in excess of defined thresholds. In connection with the issuance of the notes, the Company issued warrants to the above parties to purchase 46,821 shares of Series F at a price of $9.60 per share. The value of the warrants of $40,000 was recorded as a debt discount and was amortized over the period in which the convertible notes were outstanding. For the year ended December 31, 1997, the Company amortized $18,000 of the discount to interest expense.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  On September 27, 1997, the Company issued 416,668 shares of Series F to third party investors for $9.60 per share. Upon issuance of Series F to the third party investors, the aforementioned convertible notes and accrued interest were converted to 212,141 shares of Series F at $9.60 per share. Gross proceeds before stock issuance costs were $6,037,000. Stock issuance costs of $50,000 were incurred, resulting in net proceeds of $5,987,000.

10. COMMITMENTS AND CONTINGENCIES

LEASES

  On March 20, 1997, the Company entered into an 85 month lease for office space beginning on June 15, 1997. The lease requires annual payments of $386,000 beginning July 1, 1997 for the first 12 month period with an increase of 3% in each 12 month period after the first year. The Company is also receiving the first month's rent free. The 3% escalation and the first month's free rent are recognized on a straight line basis over the life of the lease.

  Lease expenses relate to the lease of office space, telephone, and computer equipment. Rents charged to expense were approximately $576,000, $749,000, and $772,000 for the years ended December 31, 1995, 1996, and 1997, respectively. Aggregate future minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows (in thousands):

   December 31:
     1998................................................................ $  616
     1999................................................................    501
     2000................................................................    513
     2001................................................................    526
     2002................................................................    491
   Thereafter............................................................    841
                                                                          ------
                                                                          $3,488
                                                                          ======

LETTERS OF CREDIT

  At December 31, 1997, standby letters of credit of approximately $290,000 and $210,000 had been issued in accordance with provisions under certain of the Company's lease and financing agreements. The letters of credit of $290,000 and $210,000 expire in July 1998 and August 1998, respectively.

PRODUCT LIABILITY

  As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new financial applications after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such errors in a timely manner or at all. The occurrence of errors and failures in the Company's products could result in loss of or delay in the market acceptance of the Company's financial applications, and alleviating such errors and failures could require significant expenditure of capital and other resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations and financial condition.

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


LITIGATION

  The Company is subject to litigation related to matters arising in the normal course of business, including product liability. As of December 31, 1997, management is not aware of any unasserted, asserted, or pending material litigation or claims against the Company.

11. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

  The Company is planning an initial public offering (the "Offering") of its common stock which is targeted for completion in the second quarter of 1998. There can be no assurance that the Offering will be completed.

TRANSACTIONS WITH OFFICER

  In February 1998, the Company entered into an agreement with the Officer whereby the Officer resigned as the Company's chief executive officer and as chairman, chief executive officer and manager of the Services Subsidiary. The Officer agreed to remain an employee of the Company at his current salary, including incentive compensation, until the completion of the Offering, at which time he will become a consultant to the Company for a period of one year pursuant to the terms of an independent contractor agreement. For his consulting services, the Company will pay the Officer the sum of $125,000 over the one year period, with the ability to earn an additional $100,000 in incentive compensation if certain revenue targets are met by the Company. The Officer has agreed to continue to serve on the Company's board of directors for at least six months following the termination of his employment. In recognition of past services to the Company, the termination of the voting trust discussed in Note 9, and resignations of certain positions noted above, the Company agreed to pay the Officer a lump sum of $225,000 on or before June 30, 1998 and will pay the Officer as severance an additional $75,000, payable in semi monthly installments over a one year period beginning on the effective date of the termination of his employment with the Company.

CONVERSION OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

  In accordance with the Company's certificate of incorporation, all redeemable convertible preferred shares will convert to common shares on the closing date of the initial public offering if the initial public offering meets certain defined thresholds. See Note 12.

STOCK SPLIT

  On February 19, 1998, the Company's board of directors approved a three-for-two stock split on the Company's common stock to be affected in the form of a stock dividend. All share and per share data in the accompanying financial statements have been adjusted to reflect the split. The effect of the split is presented retroactively within stockholders' deficit at December 31, 1994 by transferring the par value for the additional shares issued from the additional paid-in capital account to the common and preferred stock accounts.

ACQUISITION OF MINORITY INTEREST IN THE SERVICES SUBSIDIARY

  On February 5, 1998, the Company purchased Technology Ventures' 20% ownership in the Services Subsidiary for a purchase price of $4,196,000. In exchange for the 20% interest in the Services Subsidiary, the

                      SQL FINANCIALS INTERNATIONAL, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Company issued 225,000 shares of common stock to Technology Ventures and granted Technology Ventures a warrant to purchase an additional 300,000 shares of common stock at a purchase price of $3.67 per share. The warrant expires on February 5, 2000. In addition, the Company agreed to pay Technology Ventures the sum of $1,100,000 February 5, 2000 pursuant to a nonnegotiable, noninterest-bearing subordinated promissory note (the "Note"). Technology Ventures has agreed not to sell any of its shares for a period of 180 days after the effective date of the Offering. In addition, prior to the purchase and sale, the Services Subsidiary distributed approximately $241,000 to Technology Ventures as the accumulated unpaid profits earned by the Services Subsidiary prior to February 5, 1998. The Company also agreed to pay Technology Ventures a monthly sum equal to 20% of the net profits of the Services Subsidiary until the earlier of (i) the completion of the Offering or
(ii) a sale of the Company. Any payments made to Technology Ventures for this 20% of net profits of the Services Subsidiary will be recorded by the Company as additional purchase price at the time of payment. All of the material terms of the purchase and sale were agreed to by Technology Ventures and the Company in January 1998, and the purchase and sale have been accounted for in the first quarter of 1998 based on the value of the common stock issued in such transaction at $8.00 per share at such time. In February 1998, the Services Subsidiary also paid Technology Ventures approximately $33,000 as consideration for the termination of a management services agreement entered into between the parties in March 1995, and Technology Ventures paid in full to the Services Subsidiary the remaining principal balance and all accrued interest due under its $75,000 promissory note (the "Tech Ventures Note").

  The purchase price of $4,196,000 was determined by including the following:
(i) 225,000 shares of common stock at $8.00 per share or $1,800,000, (ii) a note payable of $1,100,000 discounted for no interest at 9.0% for two years resulting in a net note payable of $934,000, (iii) cash paid of $62,000, and
(iv) a warrant valued at $1,400,000, determined using the Black Scholes Model using expected volatility of 65%, an expected term of two years, and a risk free rate of 5.5% to determine a value per share of $4.67 or a total value of $1,400,000. The Company has accounted for the transaction using the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on the fair market value at the date of acquisition. Goodwill resulting from the transaction in the amount of $4,159,000 will be amortized over 15 years. The Company will impute interest on the note payable and recognize the interest over the term of the note, two years.

12. PREFERRED STOCK CONVERSION WAIVERS

  Subsequent to December 31, 1997, the Company obtained waivers from the preferred stockholders eliminating the requirement that the initial public offering price and the gross proceeds from an initial public offering be at a defined threshold in order for the conversion of the preferred stock to be effected immediately upon an initial public offering. See Note 9.

                       SQL FINANCIALS INTERNATIONAL, INC.
               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

  ITEM 1. FINANCIAL STATEMENTS

                                                            JUNE
                                                             30,   DECEMBER 31,
                                                            1998       1997
                                                           ------- ------------
                          ASSETS
CURRENT ASSETS:
 Cash and cash equivalents................................ $26,090   $ 7,213
 Trade accounts receivable, less allowance for doubtful
  accounts of $316 and $338 in 1998 and 1997,
  respectively............................................   5,818     4,050
 Prepaid and other current assets.........................     354       494
                                                           -------   -------
   Total current assets...................................  32,262    11,757
                                                           -------   -------
PROPERTY AND EQUIPMENT--net...............................   2,069     1,507
                                                           -------   -------
OTHER ASSETS:
 Intangible assets, net of accumulated amortization of
  $1,534 and $1,127 in 1998 and 1997, respectively........   5,508     1,267
 Deposits and other long-term assets......................     186       150
                                                           -------   -------
   Total other assets.....................................   5,694     1,417
                                                           -------   -------
TOTAL ASSETS.............................................. $40,025   $14,681
                                                           =======   =======




      See Accompanying Notes to Unaudited Condensed Consolidated Financial
                                  Statements.

                       SQL FINANCIALS INTERNATIONAL, INC.
          CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)(CONTINUED)

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNT)
  ITEM 1. FINANCIAL STATEMENTS (CONTINUED)

                                                     JUNE 30,  DECEMBER 31,
                                                       1998        1997
                                                     --------  ------------
   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Note payable, net of discount of $131 in 1998...... $    969    $    -0-
 Accounts payable and accrued liabilities...........    5,062       4,598
 Accounts payable-related party.....................      -0-          54
 Deferred revenue...................................    5,878       5,717
 Current maturities of long-term debt...............      264       1,841
                                                     --------    --------
   Total current liabilities........................   12,173      12,210
NONCURRENT LIABILITIES:
 Deferred revenue...................................    3,355       4,480
 Long-term debt, net of current maturities..........      375         497
 Other non-current liabilities......................       65          49
                                                     --------    --------
   Total liabilities ...............................   15,968      17,236
                                                     --------    --------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY........      -0-         243
                                                     --------    --------
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
 Series A, 262,500 shares issued and outstanding in
  1997,.............................................      -0-       1,050
 Series B, 454,888 shares issued and outstanding in
  1997,.............................................      -0-       3,025
 Series C, 428,572 shares issued and outstanding in
  1997,.............................................      -0-       3,000
 Series D, 701,755 shares issued and outstanding in
  1997,.............................................      -0-       6,000
 Series E, 697,675 shares issued and outstanding in
  1997,.............................................      -0-       6,000
 Series F, 628,809 shares issued and outstanding in
  1997,.............................................      -0-       6,037
                                                     --------    --------
   Total redeemable convertible preferred stock.....      -0-      25,112
STOCKHOLDERS' EQUITY (DEFICIT) (Note 3):
 Common Stock, $.0001 par value; 25,000,000 and
  9,000,000 shares authorized in 1998 and 1997,
  respectively; 9,061,304 and 1,467,160 shares
  outstanding in 1998 and 1997, respectively........        1         -0-
 Additional paid in capital.........................   51,354         489
 Accumulated deficit................................  (28,058)    (28,019)
 Warrants...........................................    1,440         652
 Treasury stock, at cost............................       (2)         (2)
 Note from stockholder..............................      -0-        (612)
 Deferred compensation..............................     (678)       (418)
                                                     --------    --------
   Total stockholders' equity (deficit).............   24,057     (27,910)
                                                     --------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......... $ 40,025    $ 14,681
                                                     ========    ========

      See Accompanying Notes to Unaudited Condensed Consolidated Financial
                                  Statements.

                       SQL FINANCIALS INTERNATIONAL, INC.
          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  ITEM 1. FINANCIAL STATEMENTS (CONTINUED)

                                                                 SIX MONTHS
                                                               ENDED JUNE 30
                                                               ---------------
                                                                1998    1997
                                                               ------  -------
 REVENUES:
 License fees................................................. $8,443  $ 4,728
 Services fees................................................  6,890    3,276
 Maintenance fees.............................................  3,414    1,917
                                                               ------  -------
  Total revenues.............................................. 18,747    9,921
COST OF REVENUES:
 License fees.................................................    565      378
 Services fees................................................  4,507    2,322
 Maintenance fees.............................................  1,516      850
                                                               ------  -------
  Total cost of revenues......................................  6,588    3,550
OPERATING EXPENSES:
 Research and development.....................................  2,529    3,824
 Sales and marketing..........................................  5,391    4,604
 General and administrative...................................  2,548    1,349
 Depreciation and amortization................................    929      698
 Non-cash compensation........................................    803       23
                                                               ------  -------
  Total operating expenses.................................... 12,200   10,498
OPERATING INCOME (LOSS).......................................    (41)  (4,127)
INTEREST INCOME...............................................    159       27
INTEREST EXPENSE..............................................    121      118
MINORITY INTEREST.............................................     36      189
                                                               ------  -------
NET INCOME (LOSS)............................................. $  (39) $(4,407)
                                                               ======  =======
Income (loss) per common share:
 Basic........................................................ $(0.01) $ (3.19)
 Diluted...................................................... $(0.01) $ (3.19)
Weighted average shares outstanding
 Basic........................................................  3,026    1,382
 Diluted......................................................  3,026    1,382

      See Accompanying Notes to Unaudited Condensed Consolidated Financial
                                  Statements.

                       SQL FINANCIALS INTERNATIONAL, INC.
          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (IN THOUSANDS)

  ITEM 1. FINANCIAL STATEMENTS (CONTINUED)

                                                               SIX MONTHS
                                                                  ENDED
                                                                 JUNE 30
                                                             ----------------
                                                              1998     1997
                                                             -------  -------
OPERATING ACTIVITIES:
Net loss.................................................... $   (39) $(4,407)
Adjustments to reconcile net loss to net cash used in
 operating activities:
 Depreciation and amortization..............................     929      698
 Minority interest in subsidiary............................      36      189
 Amortization of debt discount..............................      34      -0-
 Deferred compensation......................................     803       23
 Changes in operating assets and liabilities:
  Accounts receivable.......................................  (1,768)  (2,201)
  Prepaids and other current assets.........................     140      (62)
  Deposits and other long-term assets.......................     (32)    (286)
  Accounts payable and accrued liabilities..................     335    1,052
  Deferred revenue..........................................    (961)   1,281
  Other noncurrent liabilities..............................      16       31
                                                             -------  -------
    NET CASH USED IN OPERATING ACTIVITIES...................    (507)  (3,682)
INVESTING ACTIVITIES:
 Purchase of intangible assets..............................    (150)     -0-
 Purchase of minority interest in subsidiary................    (326)     -0-
 Additions to property and equipment........................  (1,089)    (247)
                                                             -------  -------
    NET CASH USED IN INVESTING ACTIVITIES...................  (1,565)    (247)
FINANCING ACTIVITIES:
 Dividends paid to holder of minority interest..............    (241)    (160)
 Proceeds from notes payable and short term borrowings......   1,645   12,414
 Repayments of notes payable and short term borrowings......  (3,343)  (9,712)
 Proceeds from the exercise of warrants.....................     612        9
 Proceeds from issuance of common stock, net................  22,126      -0-
 Proceeds from issuance of preferred stock..................     150      -0-
                                                             -------  -------
    NET CASH PROVIDED BY FINANCING ACTIVITIES...............  20,949    2,551
                                                             -------  -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............  18,877   (1,378)
CASH AND CASH EQUIVALENTS, beginning of period..............   7,213    3,278
                                                             -------  -------
CASH AND CASH EQUIVALENTS, end of period.................... $26,090  $ 1,900
                                                             =======  =======
SUPPLEMENTAL CASH FLOW DISCLOSURE:
 Cash paid for interest..................................... $    93  $   106
                                                             =======  =======

      See Accompanying Notes to Unaudited Condensed Consolidated Financial
                                  Statements.

                      SQL FINANCIALS INTERNATIONAL, INC.
        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements of SQL Financials International, Inc. (the "Company") have been prepared in accordance with Generally Accepted Accounting Principles for interim financial information and instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information in notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the unaudited financial statements for this interim period have been included. The results of the interim periods are not necessarily indicative of the results to be obtained for the year ended December 31, 1998. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements and footnotes thereto included in the Company's Prospectus dated May 26, 1998, filed under Form S-1 with the Securities and Exchange Commission.

NOTE 2. EARNINGS PER SHARE

  Basic and diluted net income (loss) per share was computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," using the weighted average number of common shares outstanding. Diluted net losses per share for the six months ended June 30, 1998 and 1997, and the quarter ended June 30, 1997, do not include the effect of common stock equivalents, including redeemable convertible preferred stock, as their effect would be antidilutive. Diluted net income per share for the quarter ended June 30, 1998, includes the effect of common stock equivalents.

NOTE 3. STOCKHOLDERS' EQUITY

  On May 26, 1998, the Company completed its initial public offering of 2.5 million shares of its common stock at an offering price of $10.00 per share. The proceeds, net of expenses, from this public offering of approximately $22.1 million were placed in investment grade cash equivalents. Immediately prior to the effective date of the Company's Registration Statement the redeemable convertible preferred stock was converted to common stock.

NOTE 4. ACQUISITION OF MINORITY INTEREST IN THE SERVICES SUBSIDIARY

  On February 5, 1998, the Company purchased the 20% interest in SQL Financial Services, LLC (the "Services Subsidiary") from Technology Ventures, LLC ("Technology Ventures") a related party controlled by Joseph S. McCall, a director of the Company. In exchange for the 20% interest in the Services Subsidiary, the Company issued 225,000 shares of common stock to Technology Ventures and granted Technology Ventures a warrant to purchase an additional 300,000 shares of common stock at a purchase price of $3.67 per share. The warrant expires on February 5, 2000. In addition, the Company agreed to pay Technology Ventures the sum of $1 million due February 5, 2000, pursuant to a non-negotiable, non-interest-bearing subordinated promissory note. Technology Ventures has agreed not to sell any of its shares for a period of 180 days after the effective date of the Offering. The Company also agreed to pay Technology Ventures a monthly sum equal to 20% of the net profits of the Services Subsidiary until the completion of the Company's Initial Public Offering. The Company as additional purchase price recorded payments made to Technology Ventures for this 20% of net profits of the Services Subsidiary at the time of payment.

                       REPORT OF INDEPENDENT ACCOUNTANTS

August 17, 1998

To the Board of Directors
and Shareholders of
ELEKOM Corporation

  In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of ELEKOM Corporation (a development stage enterprise) at December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended and for the period August 7, 1995 (inception) to December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered losses from operations and has used significant cash in its operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  As described in Note 1, ELEKOM Corporation (a development stage enterprise) was a wholly owned subsidiary of Egghead, Inc. prior to November 10, 1997.

                                          PRICEWATERHOUSECOOPERS

                               ELEKOM CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEET

                                                      DECEMBER 31,  DECEMBER 31,
                                                          1997          1996
                                                      ------------  ------------
ASSETS
Cash and cash equivalents............................ $ 2,777,408   $ 1,683,272
Accounts receivable..................................      50,000         8,090
Prepaid expenses.....................................      23,030        87,862
                                                      -----------   -----------
  Total current assets...............................   2,850,438     1,779,224
Property and equipment, net..........................     364,015       338,370
                                                      -----------   -----------
                                                      $ 3,214,453   $ 2,117,594
                                                      ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable..................................... $    35,304   $    98,236
Accrued payroll and related benefits.................     236,796        32,314
Current portion, capital lease obligations...........     110,041        75,009
Deferred revenue.....................................      50,000           --
Due to Egghead, Inc..................................         --      4,978,012
Other accrued liabilities............................      89,902        38,786
                                                      -----------   -----------
  Total current liabilities..........................     522,043     5,222,357
                                                      -----------   -----------
Capital lease obligation, net of current portion
 (Note 4)............................................     117,574       157,286
                                                      -----------   -----------
Commitments and contingencies (Note 4)
Shareholders' equity (deficit)
 Convertible preferred stock:
  Series B, $.01 par value; 4,389,945 shares
   authorized; 4,255,944 shares issued and
   outstanding in 1997 and none issued and
   outstanding in 1996...............................      42,559           --
  Series A, $.01 par value; 917,229 shares
   authorized, issued and outstanding in 1997 and
   none issued and outstanding in 1996...............       9,172           --
  Common stock, $.01 par value; 9,692,826 shares
   authorized; 50 shares issued and outstanding in
   1997 and 1996.....................................         --            --
  Additional paid-in capital.........................  10,979,754           --
  Deficit accumulated during the development stage...  (8,456,649)   (3,262,049)
                                                      -----------   -----------
    Total shareholders' equity (deficit).............   2,574,836    (3,262,049)
                                                      -----------   -----------
                                                      $ 3,214,453   $ 2,117,594
                                                      ===========   ===========

                See accompanying notes to financial statements.

                               ELEKOM CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF OPERATIONS

                                                                 AUGUST 7, 1995
                                             YEAR ENDED           (INCEPTION)
                                            DECEMBER 31,             THROUGH
                                       ------------------------   DECEMBER 31,
                                          1997         1996           1997
                                       -----------  -----------  --------------
Sales................................. $    16,930  $     5,532   $    22,462
Cost of sales.........................      12,613          155        12,768
                                       -----------  -----------   -----------
  Gross profit........................       4,317        5,377         9,694
                                       -----------  -----------   -----------
Operating expenses:
 Research and development.............   1,171,941      409,062     1,793,769
 Sales and marketing..................   1,425,063      726,671     2,288,582
 General and administrative (Note 1)..   2,001,083    1,247,562     3,628,781
                                       -----------  -----------   -----------
  Total operating expenses............   4,598,087    2,383,295     7,711,132
                                       -----------  -----------   -----------
Operating loss........................  (4,593,770)  (2,377,918)   (7,701,438)
Interest expense......................    (616,527)    (192,655)     (809,182)
Other income..........................      15,697       38,274        53,971
                                       -----------  -----------   -----------
Loss before income taxes expense......  (5,194,600)  (2,532,299)   (8,456,649)
Income tax expense....................         --           --            --
                                       -----------  -----------   -----------
Net loss.............................. $(5,194,600) $(2,532,299)  $(8,456,649)
                                       ===========  ===========   ===========
Basic and diluted net loss per common
 shares............................... $  (103,892) $   (50,646)  $  (169,133)
                                       ===========  ===========   ===========
Weighted average number of common
 shares outstanding...................          50           50            50
                                       ===========  ===========   ===========
Pro forma basic and diluted net loss
 per common shares (Note 1)........... $      (.84)
                                       ===========
Pro forma weighted average number of
 common shares
 outstanding (Note 1).................   6,183,097
                                       ===========


                See accompanying notes to financial statements.

                               ELEKOM CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                             SERIES A         SERIES B
                         PREFERRED STOCK   PREFERRED STOCK  COMMON STOCK
                         ---------------- ----------------- -------------   PAID-IN   ACCUMULATED  SHAREHOLDERS'
                          SHARES  AMOUNT   SHARES   AMOUNT  SHARES AMOUNT  CAPITAL      DEFICIT       EQUITY
                         -------- ------- --------- ------- ------ ------ ----------- -----------  -------------
Issuance of common
 stock, August 7, 1995
 (inception)............      --  $   --        --  $   --    50    $--   $       --  $       --    $      --
Net loss................      --      --        --      --           --           --  $  (729,750)  $ (729,750)
                         -------- ------- --------- -------  ---    ----  ----------- -----------   ----------
December 31, 1995.......      --      --        --      --    50     --           --     (729,750)    (729,750)
Net loss................      --      --        --      --           --           --   (2,532,299)  (2,532,299)
                         -------- ------- --------- -------  ---    ----  ----------- -----------   ----------
December 31, 1996.......      --      --        --      --    50     --           --   (3,262,049)  (3,262,049)
Issuance of Series A
 convertible preferred
 stock, net.............  917,229 $ 9,172       --      --   --      --   $ 8,122,313         --     8,131,485
Issuance of Series B
 convertible preferred
 stock, net.............      --      --  4,255,944 $42,559  --      --     2,857,441         --     2,900,000
Net loss................      --      --        --      --   --      --           --   (5,194,600)  (5,194,600)
                         -------- ------- --------- -------  ---    ----  ----------- -----------   ----------
December 31, 1997.......  917,229 $ 9,172 4,255,944 $42,559   50    $--   $10,979,754 $(8,456,649)  $2,574,836
                         ======== ======= ========= =======  ===    ====  =========== ===========   ==========


                See accompanying notes to financial statements.

                              ELEKOM CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF CASH FLOWS

                                                                  AUGUST 7, 1995
                                              YEAR ENDED           (INCEPTION)
                                             DECEMBER 31,             THROUGH
                                        ------------------------   DECEMBER 31,
                                           1997         1996           1997
                                        -----------  -----------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss.............................  $(5,194,600) $(2,532,299)  $(8,456,649)
  Adjustments to reconcile net loss to
   net cash used in operations
   Depreciation.......................      204,002       39,838       249,606
   Changes in assets and liabilities:
    Accounts receivable...............      (41,910)      (8,090)      (50,000)
    Prepaid expenses and other assets.       64,834      (87,733)      (23,030)
    Accounts payable..................      110,900       98,107       209,136
    Accrued payroll and related
     benefits.........................      204,482       32,314       236,796
    Deferred revenue..................       50,000          --         50,000
    Other accrued liabilities.........       51,116       38,786        89,902
                                        -----------  -----------   -----------
     Net cash used in operating
      activities......................   (4,551,176)  (2,419,077)   (7,694,239)
                                        -----------  -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures.................     (136,881)    (129,527)     (282,512)
                                        -----------  -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Payment of capital lease obligations.      (97,448)      (6,046)     (103,494)
 Net borrowings from Egghead Inc......    2,979,641    4,237,922     7,957,653
 Proceeds from issuance of Series B
  convertible preferred stock.........    2,900,000          --      2,900,000
                                        -----------  -----------   -----------
     Net cash provided by financing
      activities......................    5,782,193    4,231,876    10,754,159
                                        -----------  -----------   -----------
Net increase in cash and cash
 equivalents..........................    1,094,136    1,683,272     2,777,408
Cash and cash equivalents at beginning
 of year..............................    1,683,272          --            --
                                        -----------  -----------   -----------
Cash and cash equivalents at end of
 year.................................  $ 2,777,408  $ 1,683,272   $ 2,777,408
                                        ===========  ===========   ===========
Property and equipment acquired under
 capital leases.......................  $    92,767  $   238,342   $   331,109
                                        ===========  ===========   ===========

      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES


  Loans from Egghead, Inc., in the amount of $6,612,524, were forgiven in November 1997, just prior to the recapitalization, and Egghead paid accounts payable outstanding at November 4, 1997 totaling $173,832 on ELEKOM's behalf in exchange for 917,229 shares of Series A convertible preferred stock. Additionally, allocated expenses from Egghead, including imputed interest on the intercompany debt, totaling $1,345,129 were also forgiven. The amounts forgiven by Egghead, Inc. were recorded as capital contributions by ELEKOM.

                              ELEKOM CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996
                See accompanying notes to financial statements.

1. ORGANIZATION AND BUSINESS

 Organization

  ELEKOM Corporation ("ELEKOM" or the "Company") was founded in 1995 and is a privately owned Washington corporation. The Company was formed as a subsidiary of Egghead, Inc. ("Egghead") to focus on the development of advanced supplier-independent electronic procurement systems for large enterprises. The Company's initial product, ELEKOM Procurement, integrates all of the activities associated with procurement into a comprehensive Intranet business application that streamlines the entire process. ELEKOM Procurement is directed at mid- to large-sized corporations where nonproduction purchasing is expensive and time-consuming.

  On November 10, 1997, the Company was recapitalized. In connection with the recapitalization, ELEKOM reacquired debt in the amount of $6,612,524 owed to Egghead in exchange for 917,229 shares of Series A preferred stock of the Company. Additionally, allocated expenses from Egghead, including imputed interest, Egghead assumed responsibility for all accounts payable, totaling $173,832 incurred before or on November 4, 1997.

  In connection with the recapitalization, ELEKOM sold 4,255,944 shares of Series B convertible preferred stock to new investors for $2,900,000.

  The financial statements for all periods prior to November 10, 1997 reflect the results of operations, financial position, and cash flows of ELEKOM as a wholly owned subsidiary of Egghead and may not be indicative of actual results of operations and financial position of the Company under other ownership.

  The statement of operations reflects certain expense items incurred by Egghead which were allocated to the Company on a basis which management believes represents a reasonable allocation of such costs to present ELEKOM as a stand-alone company. These allocations consist primarily of corporate expenses such as executive and other compensation, depreciation of corporate assets, rent expense and legal fees and interest expense on intercompany borrowings. The corporate expenses have been allocated based on an estimate of Egghead personnel time dedicated to the operations and management of ELEKOM. Interest expense has been allocated based on ELEKOM's estimated borrowing rate (10%) and actual intercompany borrowings. A summary of these allocations is as follows:

                                                             CORPORATE INTEREST
                                                              EXPENSE   EXPENSE
                                                             --------- --------
Inception through December 31, 1997......................... $551,535  $793,594
Year ended December 31, 1996................................ $186,291  $192,655
Year ended December 31, 1997................................ $365,244  $600,939

 Business

  The Company was in the development stage as of and for the period from inception through December 31, 1997. In connection with its development activities, the Company has incurred costs to incorporate and establish its business activities as well as the design and development of the Company's initial product, ELEKOM Procurement, which was available for sale in June 1997. As a result, cash requirements have exceeded cash receipts and the Company must obtain interim financing or additional capital to continue its development, sales and marketing efforts. Management plans to obtain such financing or capital during the year; however, there can be no assurance that financing or capital can be obtained. As a result, even though the accompanying financial statements have been prepared assuming that the Company will continue as a going concern, there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                              ELEKOM CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash and cash equivalents

  Cash equivalents consist of highly liquid investments purchased within 90 days or less of maturity. They are recorded at cost which approximates fair value. The Company places its cash in high credit quality financial institutions. The Company has not experienced any losses on its cash and cash equivalents.

 Property and equipment

  Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Office furniture and equipment....................... Five years
Computer hardware and software....................... Two to three years
Leasehold improvements............................... Over the life of the lease

 Deferred revenues

  Deferred revenues consist of advanced billings and payments on software contracts.

 Revenue recognition

  Revenue from software contracts is recognized using the percentage-of-completion contract accounting method, or on a completed contract basis, in accordance with the American Institute of Certified Public Accountant's Statement of Position 91-1, Software Revenue Recognition. American Institute of Certified Public Accountant's Statement of Position 97-2 (SOP 97-2), Software Revenue Recognition, will be adopted by the Company during fiscal 1998. Applying the provisions of SOP 97-2 is not expected to materially impact the Company's financial statements.

 Research and development

  Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

 Income taxes

  The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded. Commencing August 7, 1995 through November 10, 1997, the Company's operations have been included in consolidated income tax returns filed by Egghead. Income taxes in the accompanying financial statements for the associated period have been computed assuming the Company filed a separate income tax return.

 Net loss per share

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (FAS 128), Earnings Per Share. FAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options and convertible securities. Earnings per share for 1996 and for the periods from August 7, 1995 (inception) through December 31, 1997 reflect the adoption of FAS 128. Net loss per share assuming dilution for the years ended December 31, 1997 and 1996 is equal to net loss per share due to the fact that the effect of common stock equivalents outstanding during the periods is anti-dilutive.

 Proforma net loss per share

  Given the changes in ELEKOM's capital structure as a result of the 1997 recapitalization and the changes to be effected as a result of the agreement to sell 100% of the Company's stock (Note 7) pro forma earnings per

                              ELEKOM CORPORATION
share is presented. Pro forma earnings per share is calculated based on the number of shares of common stock and preferred stock outstanding at June 30, 1998 and has been adjusted to give effect to the conversion of all shares of preferred stock into common stock that will occur in connection with the sale of 100% of the Company's stock (Note 7). Stock options outstanding at each period and have not been included in the loss per share calculations as their effect is antidilutive.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Advertising expenses

  The Company expenses advertising costs as incurred. Total advertising expense was $89,860 and $147,914 for the years ended December 31, 1997 and 1996, respectively.

3. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1997       1996
                                                            ---------  --------
Computer hardware and software............................. $ 531,469  $327,269
Office furniture and equipment.............................    61,178    35,731
Leasehold improvements.....................................    20,974    20,974
                                                            ---------  --------
                                                              613,621   383,974
Less: Accumulated depreciation.............................  (249,606)  (45,604)
                                                            ---------  --------
                                                            $ 364,015  $338,370
                                                            =========  ========

4. LEASE COMMITMENTS

  The Company's office facilities are leased under an operating lease that provides for minimum rentals. The lease expired in May 1998, but was renewed until the end of June 1998, at which time the Company moved to another facility. Future lease payments over the life of the new lease are approximately $628,000. In addition, the Company also rents certain equipment under agreements treated for financial reporting purposes as capital leases. The Company's property under capital leases which is included in property and equipment on the balance sheet at December 31, 1997 and 1996 was $224,890 and $231,720, respectively, which is net of accumulated depreciation of $106,217 and $6,621, respectively.

  Future minimum lease payments under capital leases are as follows:

Year ending December 31,
    1998.............................................................. $120,972
    1999..............................................................  113,705
    2000..............................................................    7,926
                                                                       --------
Total minimum lease payments..........................................  242,603
Less: Amount representing interest....................................   14,988
                                                                       --------
Present value of net minimum lease payments...........................  227,615
Current portion.......................................................  110,041
                                                                       --------
                                                                       $117,574
                                                                       ========

  Rent expense for the years ended December 31, 1997 and 1996 was $171,172 and $101,051, respectively.

                              ELEKOM CORPORATION

5. SHAREHOLDERS' EQUITY

  On December 1, 1997, the Board of Directors authorized a one-for-ten reverse stock split for all outstanding securities. All references in the financial statements to number of shares and per share amounts of the Company's preferred and common stock have been retroactively restated to reflect the decreased number of shares outstanding.

 Recapitalization

  Pursuant to the terms of the Stock Exchange Agreement and the Separation Agreement entered into between the Company and Egghead dated November 10, 1997, Egghead forgave debt in the amount of $6,612,524 owed from ELEKOM and assumed responsibility for outstanding accounts payable totaling $173,832, in exchange for 917,229 shares of Series A convertible preferred stock of the Company. The allocated corporate expenses and interest expense of $1,345,129 included in the Statement of Operations have also been forgiven by Egghead and therefore, are reflected as an increase to additional paid-in capital. The terms of the agreements also authorized the Company to issue 4,255,944 shares of Series B convertible preferred stock at $0.68 per share in the Company's initial private placement offering. Accordingly, effective November 10, 1997 as a result of the foregoing transactions, the Company was no longer a wholly owned subsidiary of Egghead.

 Preferred stock

  The preferred Series A and B shares are convertible into one share of common stock (subject to antidilution adjustments) at any time at the option of the holder. Outstanding preferred shares automatically convert into common stock upon consummation of an underwritten public offering with an offering price of not less than $3.40 per share and aggregate proceeds in excess of $10,000,000. The Company has reserved and set aside 5,307,174 shares of its authorized but unissued common stock required for issuance and delivery upon conversion of Series A and Series B convertible preferred stock. Both Series A and Series B preferred shareholders are entitled to a noncumulative dividend of $.055 per share when and if declared by the Board of Directors. Terms of the Stock Purchase and Stock Exchange Agreements provide anti-dilution protection, provide right of first negotiation on proposed equity and debt financing and prohibit authorization of any senior class of equity instrument without approval. Series B convertible preferred stock have liquidation preferences over both Series A convertible preferred stock and common stock. Holders of Series A and Series B convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred shares are convertible. The holders of Series A convertible preferred stock, voting as a class, have the right to elect one director. The holders of preferred stock and common stock, voting as a single class, shall be entitled to elect any remaining directors.

  Pursuant to the amended articles of incorporation of the Company dated May 1, 1998, in the event of liquidation, Series B preferred shareholders will be entitled to receive an amount equal to the purchase price for each share owned plus accrued dividends. If assets remain after this initial distribution, the holders of the Series A preferred stock will receive 17.28% of the assets distributed and the Series B and common stock shareholders will receive 82.72% of the assets distributed on a pro rata basis until Series A preferred shareholders have received an amount equal to the purchase price of each share owned plus accrued dividends. Thereafter, all shareholders of preferred stock and common stock share on an as-converted basis. The distribution provisions in effect at December 31, 1997 called for distribution to the Series A in an amount equal to the original purchase price for each share owned plus accrued dividends prior to any distributions to the common stock shareholders.

 Stock options

  The 1996 Stock Option Plan (the Plan) was approved by shareholders of the Company in August 1996 and became effective August 8, 1996 and was amended on November 6, 1997 to increase the number of options available for grants to a maximum of 1,528,664 shares of the Company's common stock. Qualified stock options may be granted to an employee of the Company and nonqualified stock options may be granted to an employee or a nondirector of the Company or to consultants, agents, advisors and independent contractors who provide services or other benefits to the Company. The option price per share may not be less than the estimated fair

                              ELEKOM CORPORATION
market value of a share of common stock as determined by the board of directors on the date of grant, and the maximum term of an option may not exceed ten years. Each option is exercisable at the time it is granted and the shares covered by the option vest at a rate of 25% each year, unless accelerated by the plan administrator or upon certain other circumstances as defined in the plan document.

  At the sole discretion of the plan administrator, consideration for the purchase of shares under the Plan may be paid either at the time the options are granted or at any time prior to exercise of the option. Payment may be in the form of cash, common stock already owned by the optionee, promissory notes or such other consideration as the plan administrator may permit. Unvested options for which consideration has been exchanged prior to exercise of the options are subject to repurchase by the Company upon termination of employment or services at the exercise price paid for the shares. Accordingly, all options outstanding are considered exercisable although the options may be unvested.

  In December 1997, all but 29,457 options previously issued were canceled and reissued at an exercise price equal to $0.068, the fair market value of the Company's common stock at the new date of grant. The term of all outstanding options is ten years. The vesting of outstanding options reissued in December 1997 has been accelerated to account for prior years of service, the balance to vest in accordance with the Plan. In 1997 and 1996, no stock options issued under the Plan were exercised.

  In addition, during the year ended December 31, 1997 a warrant to purchase 23,000 shares of common stock for $0.068 per share was issued as part of a severance agreement.

  The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. No compensation cost has been charged against income for the Plan for the year ended December 31, 1997 and 1996. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates consistent with the method of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123), the Company's net loss would have increased by $164,582 for the period from August 7, 1995 (inception) to December 31, 1997 and by $109,640 and $54,942 for the years ended December 31, 1997 and 1996, respectively.

  For SFAS 123 pro forma disclosure, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996; dividend and volatility of zero; risk-free interest rates of 5.63% and 6.62%, respectively; and an expected life of 5 years.

  As of December 31, 1997 and 1996, options for 728,166 and 882 shares of common stock, respectively, were available for future grant.

                              ELEKOM CORPORATION

  A summary of the Company's stock option plan as of December 31, 1997 and changes during the period from inception through December 31, 1995 and the years ended December 31, 1997 and 1996 is presented below:

                                                                   WEIGHTED-
                                                                    AVERAGE
                                                         SHARES  EXERCISE PRICE
                                                         ------- --------------
Outstanding at August 7, 1995 (inception)...............     --
Granted.................................................     --
Exercised...............................................     --
Canceled................................................
                                                         -------
Outstanding at December 31, 1995........................     --
Granted.................................................  74,118     $10.00
Exercised...............................................     --
Canceled................................................
                                                         -------
Outstanding at December 31, 1996........................  74,118     $10.00
Granted................................................. 776,879     $ 0.14
Exercised...............................................
Canceled................................................  50,499     $10.00
                                                         -------
Outstanding at December 31, 1997........................ 800,498     $ 0.43
                                                         =======
Options exercisable at year-end......................... 800,498     $ 0.43
                                                         =======
Weighted-average fair value of:
  Options granted during 1997...........................             $ 0.04
                                                                     ======
  Options granted during 1996...........................             $ 2.82
                                                                     ======
Weighted-average remaining contractual life at December
 31, 1997...............................................               9.95
                                                                     ======
Weighted-average remaining contractual life at December
 31, 1996...............................................               9.42
                                                                     ======

6. INCOME TAXES

  A current provision for income taxes was not recorded for the year ended December 31, 1997 due to taxable losses incurred during such period. A valuation allowance has been recorded for deferred tax assets because realization is primarily dependent on generating sufficient taxable income prior to the expiration of net operating loss carry-forwards.

  Deferred tax assets are as follows:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1997        1996
                                                         -----------  ---------
Net operating loss carry-forward........................ $ 2,009,000  $ 596,000
Less: Valuation allowance...............................  (2,009,000)  (596,000)
                                                         -----------  ---------
                                                         $       --   $     --
                                                         ===========  =========

                              ELEKOM CORPORATION

  At December 31, 1997, the Company has net operating loss carry-forwards of approximately $5,909,000 for federal income tax reporting purposes of which approximately $2,944,000 were generated in periods in which the Company was a subsidiary of Egghead. The net operating losses will expire beginning in 2012 if not previously utilized. Based upon the ownership changes in November 1997, as described in Note 5, utilization of substantially all of the net operating loss carry-forwards is limited to $219,583 per year.

7. SUBSEQUENT EVENT

  On August 31, 1998, the Company and its stockholders entered into an agreement to sell 100% of its stock.

                               ELEKOM CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           BALANCE SHEET (UNAUDITED)

                                                                    JUNE 30,
                                                                      1998
                                                                  ------------
ASSETS
Cash and cash equivalents........................................ $  1,467,000
Accounts receivable..............................................      114,000
Prepaid expenses.................................................        1,000
                                                                  ------------
  Total current assets...........................................    1,582,000
Other assets.....................................................       40,000
Property and equipment, net......................................      477,000
                                                                  ------------
                                                                  $  2,099,000
                                                                  ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable................................................. $     90,000
Accrued payroll and related benefits.............................      206,000
Current portion, capital lease obligations.......................      116,000
Deferred revenue.................................................      180,000
Other accrued liabilities........................................      366,000
                                                                  ------------
  Total current liabilities......................................      958,000
                                                                  ------------
Capital lease obligation, net of current portion.................       24,000
                                                                  ------------
Commitments and contingencies
Shareholders' equity
 Convertible preferred stock:
  Series B, $.01 par value; 4,389,945 shares authorized, issued
   and outstanding at June 30, 1998..............................       43,000
  Series A, $.01 par value; 917,229 shares authorized, issued and
   outstanding at June 30 1998...................................        9,000
 Common stock, $.01 par value; 9,692,826 shares authorized;
  875,923 shares issued and outstanding at June 30, 1998.........        9,000
 Additional paid-in capital......................................   11,124,000
 Deficit accumulated during the development stage................  (10,068,000)
                                                                  ------------
  Total shareholders' equity.....................................    1,117,000
                                                                  ------------
                                                                  $  2,099,000
                                                                  ============

       See accompanying notes to unaudited interim financial statements.

                               ELEKOM CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      STATEMENT OF OPERATIONS (UNAUDITED)

                                                          SIX MONTHS ENDED
                                                              JUNE 30,
                                                       ------------------------
                                                          1998         1997
                                                       -----------  -----------
Sales................................................  $   376,000  $
Cost of sales........................................      110,000
                                                       -----------  -----------
  Gross profit.......................................      266,000
                                                       -----------  -----------
Operating expenses:
  Research and development...........................      967,000      629,000
  Sales and marketing................................      468,000      880,000
  General and administrative.........................      488,000    1,037,000
                                                       -----------  -----------
    Total operating expenses.........................    1,923,000    2,546,000
                                                       -----------  -----------
Operating loss.......................................   (1,657,000)  (2,546,000)
Interest expense.....................................                  (274,000)
Other income.........................................       46,000        6,000
                                                       -----------  -----------
Loss before income tax expense.......................   (1,611,000)  (2,814,000)
Income tax expense...................................          --           --
                                                       -----------  -----------
Net loss.............................................  $(1,611,000) $(2,814,000)
                                                       ===========  ===========
Basic and diluted net loss per common share..........  $     (2.55) $   (56,280)
                                                       ===========  ===========
Weighted average number of common shares outstanding.      633,088           50
                                                       ===========  ===========
Pro forma basic and diluted net loss per common
 share...............................................  $      (.26)
                                                       ===========
Pro forma weighted average number of common shares
 outstanding.........................................    6,183,097
                                                       ===========


       See accompanying notes to unaudited interim financial statements.

                               ELEKOM CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      STATEMENT OF CASH FLOWS (UNAUDITED)

                                                          SIX MONTHS ENDED
                                                              JUNE 30,
                                                       ------------------------
                                                          1998         1997
                                                       -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss...........................................  $(1,611,000) $(2,814,000)
  Adjustments to reconcile net loss to net cash used
   in operations
    Depreciation.....................................       82,000       72,000
    Changes in assets and liabilities:
      Accounts receivable............................      (65,000)       8,000
      Prepaid expenses and other assets..............      (18,000)      60,000
      Accounts payable...............................       55,000       (8,000)
      Accrued payroll and related benefits...........      (30,000)       3,000
      Deferred revenue...............................      129,000
      Other accrued liabilities......................      271,000       12,000
                                                       -----------  -----------
        Net cash used in operating activities........   (1,187,000)  (2,667,000)
                                                       -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures...............................     (186,000)     (44,000)
                                                       -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payment of capital lease obligations...............      (88,000)     (45,000)
  Proceeds from issuance of Series B convertible
   preferred stock...................................       91,000
  Proceeds from exercise of stock options............       60,000
  Net borrowings from Egghead, Inc...................                 1,710,000
                                                       -----------  -----------
    Net cash provided by financing activities........       63,000    1,665,000
                                                       -----------  -----------
Net increase (decrease) in cash and cash equivalents.   (1,310,000)   1,046,000
Cash and cash equivalents at beginning of period.....    2,777,000    1,683,000
                                                       -----------  -----------
Cash and cash equivalents at end of period...........  $ 1,467,000  $   637,000
                                                       ===========  ===========



       See accompanying notes to unaudited interim financial statements.

                              ELEKOM CORPORATION

                NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The balance sheet presented as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 has not been audited. In the opinion of management, the unaudited interim balance sheet, statements of income and of cash flows include all adjustments consisting solely of normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows as of and for the periods presented of ELEKOM Corporation (the Company).

  The financial statements of the Company for all periods prior to November 10, 1997 reflect the results of operations, financial position, and cash flows of ELEKOM as a wholly owned subsidiary of Egghead and may not be indicative of actual results of operations and financial position of the Company under other ownership.

  The statement of operations for the six months ended June 30, 1997 reflects certain expense items incurred by Egghead which were allocated to the Company on a basis which management believes represents a reasonable allocation of such costs to present ELEKOM as a stand-alone company. These allocations consist primarily of corporate expenses such as executive and other compensation, depreciation of corporate assets, rent expense and legal fees and interest expense on intercompany borrowings. The corporate expenses have been allocated based on an estimate of Egghead personnel time dedicated to the operations and management of ELEKOM. Interest expense has been allocated based on ELEKOM's estimated borrowing rate (10%) and actual intercompany borrowings. A summary of these allocations is as follows:

                                                             CORPORATE INTEREST
                                                              EXPENSE  EXPENSE
                                                             --------- --------
Six months ended June 30, 1997.............................. $284,000  $274,000

BUSINESS

  The Company was in the development stage as of and for the period from inception through June 30, 1998. In connection with its development activities, the Company has incurred costs to incorporate and establish its business activities as well as the design and development of the Company's initial product, ELEKOM Procurement, which was available for sale in June 1997. As a result, cash requirements have exceeded cash receipts and the Company must obtain interim financing or additional capital to continue its development, sales and marketing efforts. Management plans to obtain such financing or capital during the year; however, there can be no assurance that financing or capital can be obtained. As a result, even though the accompanying financial statements have been prepared assuming that the Company will continue as a going concern, there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NET LOSS PER SHARE

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (FAS 128), Earnings per Share. FAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options and convertible securities. Earnings per share for 1996 reflect the adoption of FAS 128. Net loss per share assuming dilution for the six months ended June 30, 1998 and 1997 is equal to net loss per share due to the fact that the effect of common stock equivalents outstanding during the periods is anti-dilutive.

  Given the changes in ELEKOM's capital structure as a result of the 1997 recapitalization and the changes to be effected as a result of the Merger pro forma earnings per share is presented. Pro forma earnings per share is calculated based on the number of shares of common stock and preferred stock outstanding at June 30, 1998 and has been adjusted to give effect to the conversion of all shares of preferred stock into common stock that will occur in connection with the Merger. Stock options outstanding at each period and have not been included in the loss per share calculations as their effect is antidilutive

                                                                     EXHIBIT 2.1

                                  APPENDIX A

                     AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (together with all Schedules and Exhibits hereto, this "Agreement"), dated as of August 31, 1998, is entered into by and among ELEKOM CORPORATION, a Washington corporation (the "Company") and CLARUS CORPORATION, formerly known as SQL FINANCIALS INTERNATIONAL, INC., a Delaware corporation ("Parent"), and CLARUS CSA, INC., a Delaware corporation and wholly owned subsidiary of Parent ("Newco"). Parent and Newco are collectively referred to as "Acquiror."

                               R E C I T A L S :


     1. The Company is in the business of developing, marketing and licensing computer software programs specifically for electronic procurement (the "Business").
 --------

     2. The respective Boards of Directors of Parent, Newco and the Company have approved the merger of the Company with and into Newco, upon the terms and subject to the conditions set forth herein.

                              A G R E E M E N T :


     NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency which is hereby acknowledged, the Company and Acquiror agree as follows:

                                   ARTICLE I
                            PLAN OF REORGANIZATION

     1.1  The Merger.  Subject to the terms and conditions of this Agreement,
          ----------
the Certificate of Merger (the "Certificate of Merger") will be filed with the
                                ---------------------
Secretary of State of the States of Washington and Delaware on the Closing Date substantially in the form of Exhibit "A" hereto. The date and time that the Certificate of Merger is filed with the Secretary of State of Delaware and the Merger thereby become effective will be referred to in this Agreement as the "Effective Time." Subject to the terms and conditions of this Agreement and the
 --------------
Certificate of Merger, the Company will be merged with and into Newco in a statutory merger pursuant to the Certificate of Merger and in accordance with applicable law as follows:

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 1

          1.1.1  Conversion of Company's Shares.  Each share of capital stock
                 ------------------------------
of the Company (the "Company Shares"), that is issued and outstanding
                     --------------
immediately prior to the Effective Time, will, by virtue of the Merger and at the Effective Time, be converted into (i) a specified amount of cash consideration, or (ii) a number of shares of fully paid and nonassessable common stock of Parent, $.0001 par value per share ("Parent Common Stock") or (iii) a
                                              -------------------
combination of cash consideration and Parent Common Stock pursuant to the cash election and allocation procedures set forth on Schedule 1.1 hereto, so that the
                                                ------------
total number of shares of Parent Common Stock issued to the shareholders of the Company at the Effective Time (the "Shareholders") will equal One Million Three
                                    ------------
Hundred Fifty Thousand (1,350,000) shares, subject only to the adjustment set forth below in Subsection 1.1.3, and the total cash consideration received by the Shareholders will equal an aggregate amount of Eight Million Dollars ($8,000,000). Subject to Section 1.5, the cash consideration shall be paid at Closing by wire transfer or certified check. As of the Closing, the Company will have allocated the cash and stock consideration substantially in the manner described on Schedule 1.1, and in a manner to fully satisfy all dividend rights,
             ------------
interest accruals, liquidation preferences and other rights and preferences of the Company's preferred stock, which Company represents is in compliance with the Company's Articles of Incorporation, and has otherwise allocated the cash and stock consideration disproportionately but in a manner which Company represents fully complies with its Articles of Incorporation, contractual commitments and applicable law. No rights, preferences or benefits of the Company's preferred stock, whether by contract or otherwise, will survive the closing of the Merger hereunder.

          1.1.2  Newco Shares.  Each share of Newco common stock, par value
                 ------------
$0.0001 ("Newco Common Stock"), that is issued and outstanding immediately
          ------------------
prior to the Effective Time, will remain outstanding after the Effective Time.

          1.1.3  Stock Adjustment.  In the event the last reported sales price
                 ----------------
for Parent Common Stock as reported by Nasdaq on the trading day immediately preceding the Closing Date is less than $5.93, then, subject to the termination rights set forth in Sections 10.1(f), 10.1(g) and 10.1(h) hereof, the aggregate number of shares of Parent Common Stock to be issued to the Shareholders in connection herewith shall be increased by a number of shares necessary so that the aggregate value of such shares, based on the last reported sales price per share as reported by Nasdaq on the trading day immediately preceding the Closing Date, shall equal Eight Million Dollars ($8,000,000), provided that the maximum number of additional shares shall not exceed 41,305. Any increased number of shares will be allocated to the Shareholders pursuant to the cash election and allocation procedures set forth in Schedule 1.1.

     1.2  Fractional Shares.  No fractional shares of Parent Common Stock will
          -----------------
be issued in connection with the Merger.

     1.3  Effects of the Merger.  At the Effective Time:  (a) the separate
          ---------------------
existence of the Company will cease and the Company will be merged with and into Newco, and Newco will be the surviving corporation (the "Surviving Corporation") pursuant to the terms of the Certificate of Merger; (b) the Articles of Incorporation and Bylaws of Newco will be the Articles

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 2
of Incorporation and Bylaws of the Surviving Corporation; (c) the directors of Newco in effect at the Effective Time will be the directors of Newco as the surviving corporation, and the officers of Newco will be the officers of Newco as the surviving corporation; (d) all Company Shares outstanding immediately prior to the Effective Time will be converted as provided in Section 1.1.1; (e) each share of Newco Common Stock outstanding immediately prior to the Effective Time will remain outstanding as provided in Section 1.1.2 above; and (f) the Merger will, at and after the Effective Time, have all of the effects provided by applicable law. All rights, franchises and interests of the Company in and to every type of property (real, personal, tangible, intangible and mixed), and all choses in action of the Company shall be transferred to and vested in Newco without any deed or other transfer. Newco, upon consummation of the Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by the Company at the Effective Time.

     1.4  Tax-Free Reorganization.  The parties intend to adopt this Agreement
          -----------------------
as a tax-free plan of reorganization and to consummate the Merger in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). The parties believe that the value of the Parent Common Stock and the cash consideration to be received by the Shareholders in the Merger is equal to the value of the Company Shares to be surrendered in exchange therefor. The Parent Common Stock issued in the Merger will be issued solely in exchange for the Company Shares, and no other transaction other than the Merger represents, provides for or is intended to be an adjustment to, the consideration paid for the Company Shares. No representations have been made by Acquiror or its counsel, accountants or advisors with respect to the tax consequences of the Merger.

     1.5  Escrow.  Two Million Five Hundred Thousand Dollars ($2,500,000) of the
          ------
total cash consideration to be paid to the Shareholders will be placed in escrow at Closing with NationsBank, N.A., who shall hold such funds in escrow until April 30, 2000, in accordance with the Escrow and Indemnity Agreement substantially in the form attached to this Agreement as Exhibit 1.5, which will
                                                        -----------
be executed and delivered by Acquiror, Company and the Company's preferred shareholders at the Closing with changes requested by NationsBank, N.A. that are mutually agreeable to Acquiror, Company and each of the Company's preferred shareholders (the "Escrow and Indemnity Agreement").
                   ------------------------------

     1.6  Stock Options.  As of Closing, there shall be no stock options of the
          -------------
Company outstanding; it being specifically understood and agreed that the Acquiror shall not assume any warrants, stock options or other similar rights to acquire stock or any other equity interest, or liabilities of, in the Company.

     1.7  Dissenting Shareholders.  Any Shareholder who perfects such holder's
          -----------------------
dissenters' rights of appraisal in accordance with and as contemplated by Chapter 23B.13 of the Washington Business Corporations Act shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of law; provided, that no such payment shall be made to any dissenting Shareholder unless and until such dissenting Shareholder has complied

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 3
with the applicable provisions of the Washington Corporate Code and surrendered to Acquiror the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting Shareholder fails to perfect, or effectively withdraws or loses, such holder's right to appraisal and of payment for such holder's shares, Acquiror shall issue and deliver the consideration to which such holder of Company Shares is entitled under this Article I (without interest) upon surrender by such holder of the certificate or certificates representing Company Shares held by such holder.

     1.8  Exchange Procedures.  After the Effective Time, each Shareholder shall
          -------------------
surrender the certificate or certificates representing such Shareholder's Company Shares to Parent or a transfer agent designated by Parent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 1.1.1 of this Agreement. Parent shall not be obligated to deliver the consideration to which any Shareholder is entitled as a result of the Merger until such holder (i) surrenders his or her certificate or certificates representing the Company Shares for exchange as provided in this
Section 1.8, (ii) warrants that such holder holds all right, title and interest in the Company Shares free and clear of any lien, claim or encumbrances, and
(iii) indemnifies the Company and each of the preferred shareholders identified on Schedule 9.1 (the "Preferred Shareholders") for breach of such warranty. The certificate or certificates of Company Shares so surrendered shall be duly endorsed as may be required by the Parent's transfer agent.

     1.9  Rights of Former Shareholders.  At the Effective Time, the stock
          -----------------------------
transfer books of Company shall be closed as to holders of Company Shares immediately prior to the Effective Time, and no transfer of Company Shares by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 1.8 of this Agreement, each certificate theretofore representing Company Shares (other than shares as to which dissenters' rights have been perfected as provided in Section 1.7 of this Agreement) shall, from and after the Effective Time, represent for all purposes only the right to receive the consideration provided in Section 1.1.1 of this Agreement in exchange therefor.

                                  ARTICLE II
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     The Company represents and warrants to Acquiror as follows:

     2.1  Capital Stock.
          -------------

     (a) The authorized capital stock of the Company consists (i) of 9,712,826 shares of common stock, of which 930,423 shares are issued and outstanding as of the date of this Agreement, and up to an additional 251,235 shares are subject to outstanding options as of the date of this Agreement; and (ii) 5,327,174 shares of preferred stock, of which (1) 917,229 shares are designated Series A Preferred Stock, of which 917,229 are issued and outstanding as of the date of this Agreement and will be issued and outstanding as of the Closing Date, and (2) 4,409,945 shares are designated Series B Preferred Stock, of which

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 4

  4,389,945 shares are issued and outstanding as of the date of this Agreement and will be issued and outstanding as of the Closing Date. All of the issued and outstanding shares of capital stock of the Company are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding Company Shares has been issued in violation of any preemptive rights of the current or past shareholders of the Company.

     (b) Except as set forth on Schedule 2.1(b), there are no shares of capital
                                ---------------
  stock or other equity securities of the Company outstanding and no outstanding Rights relating to the capital stock of the Company. For purposes hereof, "Rights" shall mean all arrangements, calls, commitments, contracts, options,
   ------
  rights to subscribe to, scrip, understandings, warrants and other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of the Company or by which the Company is or may be bound to issue additional shares of its capital stock or other Rights.

     (c) The Company has no subsidiaries and owns no equity or other interest in any corporation, partnership, joint venture, limited liability company or other entity whatsoever.

     (d) Each Shareholder has the unrestricted right to exchange his Company Shares for the Parent Common Stock to be issued pursuant to the Merger.

     2.2  Organization and Good Standing; Governing Documents.  The Company is a
          ---------------------------------------------------
corporation duly organized, validly existing and in good standing under the laws of the State of Washington. The Company has all requisite power and authority to own, operate its assets and to conduct its operations as presently conducted. The Company is duly qualified to do business as a foreign corporation in all other jurisdictions in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, and such jurisdictions are listed on Schedule 2.2.
                                                              ------------
Company has previously delivered to Acquiror true and complete copies of its Bylaws and Articles of Incorporation, including all amendments thereto.

     2.3  Authority.  Company has all requisite power and authority to execute
          ---------
and deliver this Agreement, the Certificate of Merger, the Escrow and Indemnity Agreement, the Escrow and Minority Investment Agreement and the Shareholders have the requisite power and authority to execute and deliver the agreements contemplated herein to be executed by the Shareholders (collectively, the "Company Agreements") and to consummate the transactions contemplated hereby and
 ------------------
thereby, other than the approval of the shareholders of the Company. Except for such shareholder approval, the execution, delivery and performance of the Company Agreements have been duly and validly authorized by all necessary corporate and shareholder action on the part of Company. The Company Agreements have been, or, with respect to Company Agreements to be executed at the Closing, will be duly executed and delivered by

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 5

Company and the Shareholder and each constitutes or will constitute when executed and delivered a valid and binding obligation of Company and the Shareholders, enforceable against Company and the Shareholders, respectively, in accordance with its terms, except as may be limited by bankruptcy, judicial discretion, public policy and other equitable principles.

     2.4  No Conflict or Breach.  Except as disclosed on Schedule 2.4, the
          ---------------------
execution, delivery and performance of the Company Agreements do not and will not (a) conflict with or constitute a violation of the Articles of Incorporation or Bylaws of Company; (b) conflict with or constitute a violation of any law, statute, judgment, order, decree or regulation of any legislative body, court, administrative agency, governmental authority or arbitrator applicable to or relating to Company or the Business; (c) conflict with, constitute a default under, result in a material breach or acceleration of or, except as set forth on Schedule 2.5, require notice to or the consent of any third party or result
   ------------
in any rights of a third party under any contract, agreement, commitment, mortgage, note, license or other instrument or obligation to which Company is party or by which it is bound or by which its assets are affected; or (d) result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever on or give any third party any rights in any of the Company's assets.

     2.5  Consents and Approvals.  Schedule 2.5 describes (a) each consent,
          ----------------------   ------------
approval, authorization, registration or filing with any federal, state or local judicial or governmental authority or administrative agency, and (b) each consent, approval, authorization of or notice to any other third party, which is required in connection with the valid execution and delivery by Company of the Company Agreements or the consummation by Company of the transactions contemplated herein or therein (the items described in clauses (a) and (b), collectively, the "Company's Required Consents").
                   ---------------------------

     2.6  Financial Statements.  Company has previously delivered to Acquiror
          --------------------
true and complete copies of (a) the audited balance sheet of Company as of December 31, 1997 and the related statements of operations, shareholders' equity and cash flows for the fiscal year then ended, including the footnotes thereto and the report prepared in connection therewith by the independent certified public accountants reviewing such financial statements; and (b) interim unaudited financial reports prepared for the six month period ended June 30, 1998. Except as disclosed on Schedule 2.6, the documents described in clauses
(a) and (b), collectively, the "Financial Statements":
                                --------------------

     (a) are consistent with the books and records of the Company;

     (b) present fairly the assets, liabilities and financial condition of Company in all material respects as of the respective dates thereof, and the results of operations and cash flows for the periods then ended; and

     (c) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved except as otherwise noted therein and subject, in the case of the interim unaudited financial reports prepared for the six month period ended June 30,

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 6

  1998, to normal year-end adjustments (other than reclassifications having no effect on profit or loss) which will not have a net negative effect on profit or loss of $50,000 or more in the aggregate and except that such interim financial statements do not contain the notes required by generally accepted accounting principles.

Company has no material liability or obligation, whether accrued, absolute, or contingent that is not reflected or reserved against in the Financial Statements. Any material items of income or expense which are unusual or of a nonrecurring nature are separately disclosed in the Financial Statements.

     Prior to the Closing, the Company will deliver to Parent an audited balance sheet of the Company as of December 31, 1996, and the related statements of operations, shareholders' equity and cash flows for the fiscal year then ended, including the footnotes thereto and the report prepared in connection therewith by the independent certified public accountants reviewing such financial statements which:

     (a) will be consistent with the books and records of the Company;

     (b) will present fairly the assets, liabilities and financial condition of Company in all material respects as of the respective dates thereof, and the results of operations and cash flows for the periods then ended; and

     (c) will have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved except as otherwise noted therein.

     2.7  Books and Records.  The books and records of Company relating to the
          -----------------
assets are true, accurate and complete in all material respects and have been maintained in accordance with generally accepted accounting principles applied on a consistent basis.

     2.8  Title to and Sufficiency of Assets.  Company has good and marketable
          ----------------------------------
title to all of its assets, free and clear of any liens, encumbrances, claims, security interests, mortgages or pledges of any nature (collectively, "Liens"),
                                                                       -----
other than:

     (a) Liens for taxes not yet due and payable; and

     (b) Liens described on Schedules 2.8 or 2.24.
                            ---------------------

Company owns or has the right to use, and following the Effective Time, Newco will own or have the right to use, all of the assets, tangible and intangible, of any nature whatsoever, required to operate the Business in the manner presently operated.

     2.9  Real Property Lease.  Schedule 2.9 contains a description of all real
          -------------------   ------------
property leased by Company and used in connection with the Business. A true and correct copy of the Company's lease (the "Real Property Lease") has been
                                          -------------------
delivered to Parent.  The Real

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 7

Property Lease is, with respect to Company, valid, binding and enforceable in accordance with its terms and is in full force and effect, and there are, to the best of the knowledge of the Chief Executive Officer and Chief Financial Officer of the Company (the "Company's Knowledge"), no offsets or defenses by either landlord or tenant thereunder. There are no existing defaults by Company, and no events or circumstances have occurred and are continuing which, with or without notice or lapse of time or both, would constitute defaults, under the Real Property Lease. Except as set forth in Schedule 2.9, the assignment of the Real Property Lease by Company to Newco will not, with respect to the lease, (i) permit the landlord to accelerate the rent or cause the lease terms to be renegotiated, (ii) constitute a default thereunder or (iii) require the consent of the landlord or any third party, provided that the Company presents to the landlord the financial statements of Parent and the use of the premises by the Acquiror is consistent with the use described in the Real Property Lease, and provided that Parent is as strong or stronger financially than the Company.

     2.10  Tangible Personal Property.  Except as described on Schedule 2.10,
           --------------------------                          --------------
each item of Tangible Personal Property, and each item of tangible personal property leased under the Contracts, is in good operating order, condition and repair, is suitable for immediate use in the ordinary course of business of the Business, is free from material defects, is merchantable and is of a quality and quantity presently usable in the ordinary course of business. No item of Tangible Personal Property is in need of repair or replacement, other than as part of routine maintenance in the ordinary course of business. For purposes hereof, "Tangible Personal Property" shall mean all machinery, equipment, tools,
         --------------------------
furniture, office equipment, supplies, materials, vehicles and other items of tangible personal property of every kind owned by Company.

     2.11  Product Compliance.  The Software, as defined in Section 2.14
           ------------------
(excluding the Third Party Software, as defined in Section 2.14) marketed and licensed by Company will (i) store all date-related information and process all data interfaces involving dates in a manner that unambiguously identifies the century, for all date values before, during and after the Year 2000; (ii) accept, process, store, calculate, sort, report, output and otherwise operate accurately and without ambiguity and in a consistent manner for all date information processed by the software, whether before, during or after the Year 2000; (iii) calculate, sort, report and otherwise operate correctly, in a consistent manner and without interruption regardless of whether the date of operation is before, during or after the Year 2000; (iv) report and display all dates with a four-digit date so that the century is unambiguously identified; and (v) handle all leap years, including but not limited to the Year 2000 leap year, correctly.

     2.12  Contracts.  Schedule 2.12(a) lists all contracts, commitments,
           ---------   ----------------
agreements (including agreements for the borrowing of money or the extension of credit), licenses, understandings and obligations, whether written or oral, to which Company is party or by which Company is bound, that are material to the operation of the Business or which involve the Software referred to herein or the future payment of more than $50,000 to or by Company (the "Contracts").
                                                               ---------
Company has delivered to Parent true and complete copies of all written Contracts and true and complete memoranda of all oral Contracts, including any and all amendments and

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 8
other modifications thereto. Each of the Contracts is, with respect to the Company, valid, binding and enforceable in accordance with its terms and is in full force and effect. No Contract will result in a loss upon completion of performance, and no purchase commitments are in excess of the normal requirements of the Business or at excessive prices. Except for any default that is immaterial, there are no existing defaults by the Company or to the Company's Knowledge by parties other than the Company under the Contracts, and no events or circumstances have occurred which, with or without notice or lapse of time or both, would constitute defaults by the Company, or to the Company's Knowledge by parties other than the Company under any of the Contracts. Except as set forth on Schedule 2.12(b), the consummation of the Merger will not, with respect to
   ----------------
any Contract, (i) constitute a default thereunder, (ii) require the consent of any person or party, except for the Company's Required Consents, or (iii) affect the continuation, validity and effectiveness thereof or the terms thereof.

     2.13  Receivables.  All accounts receivable and trade accounts due to
           -----------
Company ("Receivables") reflected on the Company's June 30, 1998 Balance Sheet
          -----------
(less any such receivables collected since the date of such financial statement) and all Receivables presently owing and to be owing at the Closing Date, are, and at the Closing Date will be, legal, valid and binding obligations, and are collectible in full at face value, net of the reserves established and reflected in the Company's June 30, 1998 Balance Sheet (as such reserves are adjusted for the passage of time through the Closing Date in accordance with the past practice of Company). All such Receivables were created in the ordinary course of business. There are, to the Company's Knowledge, no set-offs, counterclaims or disputes asserted with respect to any Receivable, and no discount or allowance from any Receivable has been made or agreed to. The reserves established for doubtful or uncollected accounts as shown on the Company's June 30, 1998 Balance Sheet, as adjusted for the passage of time through the Closing Date in accordance with the past practice of Company, are consistent in amount to those historically established with respect to the accounts receivable of the Company.

     2.14  Intellectual Property.  Except for the Third-Party Software (defined
           ---------------------
below), the software identified on Schedule 2.14 (the "Software") was developed
                                                       --------
by or for the Company, either by employees of Company within the scope of their employment or by third party contractors who worked for Company and received compensation for all such work for Company related to the Software, or by written agreement agreed that all such work for Company constitutes "work for hire." Except for the Third Party Software, Company is the sole owner of the Software and the employees and/or third-party contractors who worked for Company to develop the Software (other than the Third Party Software) have conveyed to Company all right, title and interest in the Software and to all work products, inventions and discoveries made, created, or developed by such party for or on behalf of the Company other than work products, inventions or discoveries to which Company is not entitled under its agreements with such third parties. No person who worked on the creation or development of the Software (other than the Third Party Software), either as Company's employee or a third party contractor, has any claim of ownership, or right to, the Software (except the Third Party Software). Schedule 2.14 sets forth a list of all trademarks of the Company owned or used by Company, and all United States, foreign and state registrations relating to any of the trademarks

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 9

(the "Trademark Registrations"). Company has filed no Copyright registrations
      -----------------------
with the United States Copyright Office or the office of any foreign jurisdiction for any of the copyrights with respect to the Software. Schedule
2.14 also contains a list of all patent applications filed by the Company related to the Software, together with the applicable patent number, application number, application date and issue date. Company has abandoned all patent applications, and Company has no existing patents or pending patent applications. Except as set forth on Schedule 2.14, Company is the owner of the Trademark Registrations. Company has taken commercially reasonable measures to protect the confidentiality of its trade secrets, through written agreement, restricted access or otherwise, and, to the best of Company's Knowledge, has not experienced any unauthorized disclosure of a trade secret. Schedule 2.14 sets forth (i) all the components of the Software licensed from third parties (the "Third Party Software") and (ii) all the rights in the Software that have been
 --------------------
licensed by the Company to others. Company owns all right, title and interest in and to the Software, free and clear of any Liens, licenses or claims of any third party, except, (y) the Third Party Software and (z) rights in the Software that have been licensed to others. Except as set forth on Schedule 2.14 or with
                                                          -------------
respect to licenses in the ordinary course of business, Company has not licensed any of the Software to any third party, and no third party has any right to use any of the Software. The Software, Third Party Software, trade secrets of the Company and trademark rights to the name Elekom, and the stylized globe trademark, consists of all intellectual property rights necessary to conduct the Business as presently conducted. Except as set forth on Schedule 2.14, there are no claims or suits against Company challenging Company's ownership of or right to use any of the Software, nor to Company's Knowledge does there exist any valid basis therefor. Except as set forth on Schedule 2.14, the Software does not infringe upon any patents, copyrights or other intellectual property rights (excluding mask works and trademarks) of third parties or misappropriate any trade secrets of any third party. Except for releases of the Company's software prior to the version of the Company's software currently being licensed, Company warrants that the Software which has been commercially released by Company performs substantially in accordance with the applicable specifications and technical end user documentation and is free of all known material errors. Company further warrants, that in the case of the Third Party Software, any third party software incorporated or used in the Company's Software, that Company has the unrestricted right and license to use such software in the manner currently used by Company in the Business and as used in the Software, to grant a sublicense to use such software in the manner it currently licenses the Software, and to assign such third party licenses to Newco. Upon consummation of the Merger, Newco will have the rights of the Third Party Software previously possessed by Company. Company further warrants that, to the best of Company's Knowledge, after conducting a test with its current commercially available software that tests for viruses, the Software to be acquired by Newco pursuant to the Merger does not contain any software routine, code or instruction, hardware, component or combination thereof (collectively referred to and defined for purposes of this Section as a "Virus"), that is designed to repossess or disable the Software by electronic or other means or otherwise disable, delete, modify, damage or erase software, hardware or data. The term "Virus" is intended
                                                              -----
to include, but is not limited to, components that are commonly referred to as "viruses," "back doors," "time bombs," "Trojan Horses," "worms" or "drop dead devices."

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 10

     2.15  Major Suppliers and Customers.  Each supplier of goods or services to
           -----------------------------
whom Company paid more than $100,000, in the aggregate, during the twelve months ended on June 30, 1998, and each customer of the Company who paid Company more than $100,000, in the aggregate, during such period, is listed on Schedule 2.15,
                                                                  -------------
which Schedule reflects in each case the amounts so paid. Except as set forth in Schedule 2.15, Company is not currently engaged in any material dispute with any of such suppliers or customers. Company has no reason to believe that the Merger will have any material adverse effect on the business relationship of any such suppliers or customers of the Company.

     2.16  Litigation.  Except as set forth on Schedule 2.16, there are no
           ----------
claims, actions, suits, arbitration proceedings, inquiries, hearings, injunctions or investigations ("Claims") pending, or to Company's Knowledge
                                ------
threatened, against the Company, its operations or the Business. Except as set forth on Schedule 2.16, no Claims have been brought within the last two years against Company or the Business, or affecting the Company's assets, or relating to Company's ownership, use or operation of the Business or its assets. Except as set forth on Schedule 2.16, there are no facts or circumstances exist which could reasonably serve as the valid basis for any Claim against Company, or, by virtue of the execution, delivery and performance of this Agreement, against Acquiror.

     2.17  Compliance with Decrees and Laws.  There is not outstanding or, to
           --------------------------------
the best knowledge of Company, threatened, any order, writ, injunction or decree of any court, governmental agency or arbitration tribunal against or involving Company or its assets. Company is currently, and has been at all times, in substantial compliance with all applicable laws, statutes, rules, regulations, orders and licensing requirements ("Rules") of federal, state, local and foreign
                                    -----
agencies and authorities (including, without limitation, those relating to antitrust and trade regulation, civil rights, labor and discrimination, safety and health). To Company's Knowledge, there has been no allegation of any violation of any such Rules, and to Company's Knowledge, no investigation or review by any federal, state or local body or agency is pending, threatened or planned with respect to Company.

     2.18  Permits.  Company has obtained all governmental permits,
           -------
authorizations, certificates, approvals, licenses, exemptions and classifications ("Permits") required for the conduct of the Business as
                  -------
presently conducted and the ownership and operation of the Company's assets, all of which are described on Schedule 2.18. Company is not in violation of any of
                          -------------
the Permits, which violation would have a material adverse effect on the business as presently conducted, and no proceedings are pending or, to the best knowledge of Company, threatened, to revoke or limit any Permit. The consummation of the Merger will not impact the validity or continued effectiveness of the Permits or the operation of the Business thereunder by Acquiror after the Closing.

     2.19  Taxes.  Company has properly completed, duly and timely filed in
           -----
correct form with the appropriate United States, state and local governmental agencies and with the appropriate foreign countries and political subdivisions thereof, all tax returns, reports and declarations to estimated tax ("Tax
                                                                      ---
Returns") required to be filed before the Closing Date.  All
-------

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 11

Tax Returns are accurate, complete and correct as filed, and Company has paid in full or made adequate provision in its financial statements for all amounts shown to be due thereon. All United States, state and local income, profits, franchise, sales, use, occupancy, property, severance, excise, value added, withholding and other taxes, and all taxes owing to any foreign countries and political subdivision thereof (including interest, penalties and any additions to tax) ("Taxes") due from or claimed to be due by each taxing authority in
          -----
respect of Company, the Business or the Company's assets, for all periods ending on or before the Closing Date have been, or will be, fully paid or adequately provided for in the financial statements of Company. For all such periods, Company has timely made and will timely make all withholdings of Tax required to be made under all applicable United States, state and local tax regulations, and such withholdings have either been paid or will be paid to the respective governmental agencies or set aside in accounts for such purpose or accrued, reserved against and entered upon the books of Company. Estimated income Taxes which are not yet due to be paid to the Internal Revenue Service or any state or local taxing authority have been accrued, reserved against and entered upon the books of Company. All Tax Returns required to be filed after the date hereof and on or before the Closing Date by Company, shall, in each case, be prepared and filed by Company in a manner consistent in all respects (including elections and accounting methods and conventions) with such Tax Return most recently filed by Company in the relevant jurisdiction prior to the date hereof, except as otherwise required by law or regulation or agreed to by Acquiror. There are no outstanding elections, agreements or waivers extending the statutory period of limitation applicable to any Tax Return, or the period for assessment or collection of any Taxes. Company is not a party to any pending action or proceeding, nor to the best knowledge of Company, is there threatened any action or proceeding, by any governmental authority for assessment or collection of Taxes, and Company has not been notified by any governmental authority that an audit or review of any tax matter is contemplated. There are no Tax liens (other than liens for taxes for current and subsequent years which are not yet due and payable) upon any of the Company's assets. Company is not a "foreign person" within the meaning of Section 1445 of the Code, and Acquiror has no obligation under Section 1445 of the Code to withhold taxes from the merger consideration to be paid to the Shareholders of Company. Company has not agreed, nor is it required, to make any adjustment under Section 481(a) of the Code, by reason of a change in accounting method or otherwise. Company has not consented to the application to it of Section 341(f)(2) of the Code.

     2.20  Environmental Protection.  The existing and prior uses of the
           ------------------------
Company's assets and operations of the Business comply in all material respects with, and at all times have complied with, and the Company is not in material violation of, and has not materially violated, any applicable federal, state, county or local statutes, laws, regulations, rules, ordinances, codes, licenses or permits of any governmental authorities relating to environmental matters, including by way of illustration and not by way of limitation the Comprehensive Environmental Response, Compensation and Liability Act as amended, the Resource Conservation Recovery Act as amended, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the Toxic Substances Control Act, any "Superfund" or "Superlien" law, or any other federal, state or local statute, law, ordinance, code, rule, regulation, order, decree or guideline (whether published or unpublished) regulating, relating to or imposing liability or standards of conduct concerning

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 12
any petroleum, petroleum by-product (including but not limited to crude oil, diesel oil, fuel oil, gasoline, lubrication oil, oil refuse, oil mixed with other waste, oil sludge, and all other liquid hydrocarbons, regardless of specific gravity), natural or synthetic gas, hazardous substance or materials, toxic or dangerous waste, substance or material, pollutant or contaminant.

     2.21  Insurance.  Schedule 2.21 describes all insurance policies maintained
           ---------   -------------
by Company. Such policies are valid, binding and enforceable in accordance with their terms, are in full force and effect, and all premiums due thereon have been paid and will be paid through the Closing Date. Such policies provide in Company's reasonable belief adequate coverage for all risks normally insured against by entities similarly situated to Company. Company has not been refused any insurance by any insurance carrier during the past two years.

     2.22  Labor and Employment Matters.  With respect to employment matters:
           ----------------------------

     (a) No employees of Company are or have been represented by a union or other labor organization or covered by any collective bargaining agreement, and to the best knowledge of Company, no union is attempting to organize any such employees.

     (b) There is no labor strike, dispute, slowdown, stoppage or similar labor difficulty pending or, to the best knowledge of Company, threatened against or affecting Company.

     (c) Company is in substantial compliance with all federal, state and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, and there is no unfair labor practice complaint against Company pending or, to the best knowledge of Company, threatened.

     2.23  Employees; Compensation; Benefit Plans.
           --------------------------------------

     (a) Compensation.  Company has previously given to Acquiror a complete and
         ------------
  correct list of the name, position, rate of compensation and any incentive compensation arrangement, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each current employee, director, independent contractor, consultant and agent of Company and each other person to whom Company pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

     (b)  Employee Benefit Plans.
          ----------------------

     (i) Schedule 2.23(a) contains an accurate and complete list of all Plans,
         ----------------
  as defined below, currently contributed to, maintained or sponsored by Company, to which Company is obligated to contribute, or with respect to which

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 13

  Company has any material liability or potential material liability, whether direct or indirect. For purposes of this Agreement, the term "Plans" shall
                                                                -----
  mean: (A) employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not
                                                       -----
  funded (B) employment agreements, and (C) personnel policies or fringe benefit plans, policies, programs and arrangements, whether or not subject to ERISA, and whether or not funded, including without limitation, stock bonus, deferred compensation, pension, severance, bonus, vacation, travel, incentive, and health, disability and welfare plans.

     (ii) Except as disclosed in Schedule 2.23(b), Company does not contribute
                                 ----------------
  to, or have any obligation to contribute to (A) any multiemployer plan (as such term is defined in Section 3(37) of ERISA), (B) any Plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413(c) of the Code (and regulations promulgated thereunder), or (C) any Plan which provides health, life insurance, accident or other welfare benefits (within the meaning of Section 3(1) of ERISA) to current or future retirees or current former employees, their spouses or dependents, other than as required by, or in accordance with applicable law, including, but, not limited to, Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and applicable state continuation coverage law.

     (iii)  Except as disclosed in Schedule 2.23(c), none of the Plans obligates
                                   ----------------
  Company to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

     (iv) Each Plan and all related trusts, insurance contracts, and funds have been maintained, funded and administered in compliance in all material respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No Plan that is subject to the funding requirements of
  Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA, and the Code, whether or not waived and all required contributions have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) has occurred with respect to any such Plan (other than reportable events for which the 30-day notice requirement of Section 4043 of ERISA has been waived by statute, regulation or otherwise), and, to Company's Knowledge, the PBGC has not commenced or threatened the termination of any Plan. None of the

AGREEMENT AND PLAN OR REORGANIZATION                                    PAGE 14
     assets of the Company is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, Company has not been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and neither Company nor any officer or director of Company has knowledge of any facts which could be reasonably expected to give rise to such lien or such posting of security.

               (v) With respect to each Plan, Company has provided Acquiror with true, complete and correct copies, to the extent applicable, of (A) all current documents pursuant to which the Plans are maintained, funded and administered, (B) the two most recent annual reports (Form 5500 series) filed with the Internal Revenue Service (with attachments), (C) the two most recent actuarial reports, (D) the two most recent financial statements, and (E) the most recent determination letter issued by the Internal Revenue Service with respect to such Plan.

          2.24  Absence of Certain Changes. Except as described in Schedule
                --------------------------                         --------
2.24, since June 30, 1998, Company has conducted the operation and business of
----
the Business only in the ordinary course, and has not:

          (a) Suffered any damage, destruction or loss to any asset of the Company, whether or not covered by insurance in an aggregate amount of $10,000 or more;

          (b) Other than the ordinary course of business, sold, transferred, distributed or otherwise disposed of any assets;

          (c) Except as provided in Schedules 2.8 and 2.24, incurred any obligation or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) in an aggregate amount of $50,000 or more except normal trade or business obligations incurred in the ordinary course of business;

          (d) Suffered any material adverse change in the condition (financial or otherwise), results of operations or business of the Company, or any other event or condition of any character that might reasonably be expected to have a material adverse effect on the Company or its Business;

          (e) Agreed, whether in writing or otherwise, to take any action described in this Section.

          2.25  Product Warranties. Each product manufactured, licensed or sold
                ------------------
by Company has been in substantial conformity with all applicable contractual commitments and express warranties, all of which are described on Schedule 2.25,
                                                                  -------------
as well as with all warranties implied by law.

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 15

          2.26  Related Party Transactions. Except as set forth on Schedule
                --------------------------
2.26, the Real Property Lease, personal property leases, and Contracts do not include any agreement with, or any other commitment to (a) any officer, director or shareholder of Company; (b) any person related by blood or marriage to any such officer, director or shareholder; or (c) any corporation, partnership, trust or other entity in which Company or any such officer, director, shareholder or related person has an equity or participating interest.

          2.27  Brokers. No finder, broker, agent or other intermediary has
                -------
acted for or on behalf of Company in connection with the negotiation or consummation of this Agreement, and there are no claims for any brokerage commission, finder's fee or similar payment due from Company.

          2.28  Names. During the term of its existence, Company has not been
                -----
known by or conducted business under any other name. All assets and rights relating to the Business are held by, and all agreements, obligations, expenses and transactions relating to the Business have been entered into, incurred and conducted by Company.

          2.29  Disclosure. No representation, warranty or statement made by
                ----------
Company in this Agreement or in the Company Agreements, or contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

                                  ARTICLE III
               REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

          Parent and Newco represent and warrant to Company and the Preferred Shareholders as follows:

          3.1  Capital Stock.
               -------------

          All Parent Common Stock to be issued to the Shareholders at Closing will be duly and validly issued and outstanding and fully paid and nonassessable. None of the outstanding shares of Parent Common Stock issued to the Shareholders at closing will be issued in violation of any preemptive rights of the current or past shareholders of the Parent.

          3.2  Organization and Good Standing; Governing Documents. Parent and
               ---------------------------------------------------
Newco are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent and Newco have all requisite power and authority to own, operate its assets and to conduct its operations as presently conducted. Parent and Newco are duly qualified to do business as a foreign corporation in all other jurisdictions in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, and such jurisdictions are listed on
Schedule 3.2.  Newco has previously delivered to the Company true and complete
------------
copies of its Bylaws and Articles of Incorporation, including all amendments thereto.

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 16

          3.3  Authority. Parent and Newco have all requisite power and
               ---------
authority to execute, deliver and perform this Agreement, the Certificate of Merger, the Escrow and Indemnity Agreement and the Escrow and Minority Investment Agreement (collectively the "Acquiror Agreements") and to consummate
                                        -------------------
the transactions contemplated hereby and thereby. The execution, delivery and performance of the Acquiror Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Parent and Newco. The Acquiror Agreements have been, or, with respect to Acquiror Agreements to be executed at the Closing, will be duly executed and delivered by Parent and Newco and each constitutes, or will constitute when executed and delivered, a valid and binding obligation of Parent and Newco, enforceable against Parent and Newco in accordance with its terms, except as may be limited by bankruptcy, judicial discretion, public policy or other equitable principles.

          3.4  No Conflict or Breach. The execution, delivery and performance of
               ---------------------
the Acquiror Agreements do not and will not (a) conflict with or constitute a violation of the Articles of Incorporation or Bylaws of Parent or Newco; (b) conflict with or constitute a violation of any law, statute, judgment, order, decree or regulation of any legislative body, court, administrative agency, governmental authority or arbitrator applicable to or relating to Parent or Newco; (c) conflict with, constitute a default under, result in a material breach or acceleration of or, except as set forth on Schedule 3.5, require
                                                     ------------
notice to or the consent of any third party or result in any rights of a third party under any contract, agreement, commitment, mortgage, note, license or other instrument or obligation to which Parent is party or by which it is bound or by which its assets are affected; or (d) result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever on or give any third party any rights in any of Parent's assets.

          3.5  Consents and Approvals.  Schedule 3.5 describes (a) each consent,
               ----------------------   ------------
approval, authorization, registration or filing with any federal, state or local judicial or governmental authority or administrative agency, and (b) each consent, approval, authorization of or notice to any other third party, which is required in connection with the valid execution and delivery by Parent and Newco of the Acquiror Agreements or the consummation by Parent and Newco of the transactions contemplated herein or therein (the items described in clauses (a) and (b), collectively, the "Acquiror's Required Consents").
                            ----------------------------

          3.6  Intellectual Property. Acquiror and its subsidiaries own or
               ---------------------
possess sufficient trademarks, trade names, patent rights, copyrights, licenses, approvals, trade secrets and other similar rights (collectively, "Intellectual Property Rights") reasonably necessary to conduct their businesses as now conducted; and the expected expiration of any of such Intellectual Property Rights would not result in a material adverse change to the Acquiror. Neither the Acquiror nor any of its subsidiaries has received any notice of infringement or conflict with asserted Intellectual Property Rights of others, which infringement or conflict, if the subject of an unfavorable decision, would result in a material adverse change to the Acquiror.

          3.7  Litigation. Except as set forth on Schedule 3.7, there are no
               ----------
claims, actions, suits, arbitration proceedings, inquiries, hearings, injunctions or investigations

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 17

("Claims") pending, or to Acquiror's Knowledge, threatened against Acquiror, its
  ------
operations or its business. Except as set forth on Schedule 3.7, no Claims have been brought within the last two years against Acquiror, or affecting the Acquiror's assets, or relating to Acquiror's business or ownership, use or operation of its assets. To the knowledge of Acquiror ("Acquiror's Knowledge"), there are no facts or circumstances exist which could reasonably serve as the valid basis for any Claim against Acquiror, or, by virtue of the execution, delivery and performance of this Agreement, against the Company.

          3.8  Compliance with Decrees and Laws. There is not outstanding or, to
               --------------------------------
the best knowledge of Acquiror, threatened, any order, writ, injunction or decree of any court, governmental agency or arbitration tribunal against or involving Acquiror or its assets. Acquiror is currently, and has been at all times, in substantial compliance with all applicable laws, statutes, rules, regulations, orders and licensing requirements ("Rules") of federal, state,
                                                 -----
local and foreign agencies and authorities (including, without limitation, those relating to antitrust and trade regulation, civil rights, labor and discrimination, safety and health). To Acquiror's Knowledge, there has been no allegation of any violation of any such Rules, and to Acquiror's Knowledge, no investigation or review by any federal, state or local body or agency is pending, threatened or planned with respect to Acquiror under which Acquiror believes it will have any material liability.

          3.9  Absence of Certain Changes.  Except as described in Schedule 3.9,
               --------------------------                          ------------
since June 30, 1998, Acquiror has conducted the operation of its business only in the ordinary course, and has not:

          (a) Suffered any material damage, destruction or loss to any asset of the Acquiror, whether or not covered by insurance in an aggregate amount of $100,000 or more;

          (b) Other than the ordinary course of business, sold, transferred, distributed or otherwise disposed of any assets;

          (c) Incurred any obligation or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) in an aggregate amount of $250,000 or more except normal trade or business obligations incurred in the ordinary course of business;

          (d) Suffered any material adverse change in the condition (financial or otherwise), results of operations or business of the Acquiror, or any other event or condition of any character that might reasonably be expected to have a material adverse effect on the Acquiror or its business;

          (e) Agreed, whether in writing or otherwise, to take any action described in this Section.

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 18

          3.10  Brokers. Other than the investment banker retained by Acquiror
                -------
to review the transactions contemplated hereby with respect to the financial fairness of the merger consideration paid by the Acquiror to the Shareholders, Acquiror has retained no finder, broker, agent or other intermediary to act for or on behalf of Acquiror in connection with the negotiation or consummation of this Agreement, and no party has made any claims for any brokerage commission, finder's fee or similar payment due from Acquiror.

          3.11  Reports.  Acquiror has timely filed all reports and statements,
                -------
together with any amendments required to be made with respect thereto, that it was required to file with (a) the Securities and Exchange Commission ("SEC"),
                                                                       ---
including, but not limited to, registration statements on Form S-1, and reports on Form 10-Q and Form 8-K, and (b) any applicable state securities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a material adverse effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable laws. As of its respective date, each such report and document did not, in any material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.12  Names.  Other than the change of the Parent's name from SQL
                -----
Financials International, Inc. to Clarus Corporation, during the term of its existence, Acquiror has not been known by or conducted business under any other name. All assets and rights relating to its business are held by, and all agreements, obligations, expenses and transactions relating to its business have been entered into, incurred and conducted by Acquiror.

          3.13  Disclosure.  No representation, warranty or statement made by
                ----------
Acquiror in this Agreement or in the Acquiror Agreements contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

          3.14  Fairness Opinion.  Acquiror has received a written opinion from
                ----------------
NationsBanc Montgomery Securities, LLC that the consideration to be paid by Parent to the Shareholders in connection with the Merger is fair to Parent, from a financial point of view.

                                   ARTICLE IV
                       COVENANTS OF COMPANY AND ACQUIROR

A.  COVENANTS OF COMPANY
    --------------------

          Company covenants and agrees with Acquiror as follows:

          4.1  Conduct of Business. Except as otherwise provided in this
               -------------------
Agreement, between the date of this Agreement and the Closing Date, Company shall:

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 19

          (a) Conduct the Company's operations in the normal and customary manner in the ordinary course of business and pay (without incurring any late fees or interest charges) its trade payables and other obligations in accordance with the Company's payment practices;

          (b) Maintain and preserve the confidentiality of its intellectual property;

          (c) Keep in full force and effect the insurance described in Section 2.21;

          (d) Perform all of its obligations under all Contracts, the Real Property Lease, and personal property leases, and not amend, alter, modify or terminate any provision thereof;

          (e) Use its reasonable efforts to preserve Company's organization intact and maintain its relationships with its employees, suppliers and customers;

          (f) Promptly advise Acquiror of any adverse change in the condition (financial or otherwise) of the Business or Company;

          (g) Promptly advise Acquiror of the occurrence of any event or circumstance which affects the consummation of the transactions contemplated by this Agreement or which, if in existence on the date of this Agreement, would have been required to have been disclosed in a Schedule to this Agreement;

          (h) Maintain and collect the Receivables and extend credit terms to its customers in the ordinary course of business consistent with past practices;

          (i) Furnish Acquiror with a listing of the Tangible Personal Property of Company; and

          (j) Prior to Closing, Company shall convert the Elekom 401(k) Plan from a "standardized" prototype plan to a "non-standardized" prototype plan, with terms that are substantially similar to those of the "standardized" prototype plan (as adopted by Company).

          4.2  Negative Covenants.  Between the date of this Agreement and the
               ------------------
Closing Date, except as otherwise provided in this Agreement Company shall not:

     (a) Except as set forth on Schedules 2.24, create or permit to exist any Lien of any kind or nature, except for the Liens described on Schedule 2.8;
                                                                   ------------

     (b) Sell or dispose of any assets or license any assets other than in the ordinary course of business;

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 20

          (c) Enter into or amend any employment or severance agreement or grant any increase in compensation or benefits to any employees of Company (including such discretionary increases as may be contemplated by existing employment agreements), except in accordance with past practice or previously approved by and reflected in the written minutes of the Board of Directors of Company;

          (d) Make any capital improvement or expenditure individually in excess of $10,000 or in the aggregate in excess of $50,000 without the written consent of Acquiror;

          (e) Except as set forth on Schedule 2.8 and 2.24, incur any additional debt obligation or other obligation for borrowed money;

          (f) Except pursuant to the exercise of stock options outstanding as of the date hereof as disclosed on Schedule 2.1(b) hereto and pursuant to the
                                     --------------
     terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of or enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of or otherwise permit to become outstanding, any additional shares of capital stock, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

          (g) Amend the Articles of Incorporation, Bylaws or other governing instruments of Company;

          (h) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Company, or declare or pay any dividend or make any other distribution in respect of Company, with the exception of the repurchase of shares pursuant to exercised but unvested options and the acceleration or termination of options under the Company's Amended and Restated 1996 Stock Option Plan;

          (i) Purchase any securities or make any material investment, either by purchase of stock or securities, of any person;

          (j) Adopt any new employee benefit plan of Company or make any material change in or to any existing employee benefit plans of Company other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, provided that the Company shall have amended its 401(k) plan to a nonstandardized prototype plan prior to Closing;


AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 21

          (k) Make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or GAAP; or

          (l) Commence any litigation, settle any litigation involving any liability of Company for money damages, with the exception of Company's litigation with Casahl, subject to Section 9.6, or which imposes material restrictions upon the operations of Company.

          4.3  Access and Information.  Company shall permit Acquiror and its
               ----------------------
counsel, accountants and other representatives full access during normal business hours to all the properties, assets, books, records, agreements and other documents of Company. Company shall furnish to Acquiror and its representatives all information concerning the Company or the Business as Acquiror may reasonably request. Company shall permit and facilitate communications between Acquiror and Company's suppliers, customers, landlords and other persons having relationships with the Company.

          4.4  Standstill. In the event of termination of this Agreement, for
               ----------
any reason, prior to the Closing Date, then until the expiration of eighteen
(18) months from the date of such termination, none of Company, its affiliates (as defined in Rule 405 of the Securities Act of 1977, hereinafter "Affiliates")
                                                                    ----------
or those of Company's representatives to whom confidential information has been disclosed or who have been made aware of the discussions between the parties concerning a possible transaction, with the exception of companies in which less than 50 percent is owned by one of the Preferred Shareholders, shall, without the prior written consent of the Board of Directors of Acquiror, (i) in any manner acquire, agree to acquire, or make any proposal to acquire, directly or indirectly, a material portion of the assets of Acquiror; (ii) propose to enter into, directly or indirectly, any merger or business combination involving Acquiror; (iii) make, or in any way participate, directly or indirectly, in any solicitation of "proxies" (as such term is used in Regulation 14A under the Securities Exchange Act of 1934, as amended) to vote or seek to advise or influence any person with respect to the voting of any voting securities of Acquiror; (iv) form, join or in any way participate in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of Acquiror; (v) otherwise act, alone or in concert with others, to seek to control of influence the management, Board of Directors or polices of Acquiror; or (vi) publicly disclose any intention, plan or arrangement inconsistent with the foregoing.

          4.5  Shareholder Approval. As soon as practicable but in all events
               --------------------
within one (1) business day following the filing of the 424(b) prospectus by Acquiror relating to the Merger, Company will take all steps necessary to duly call a shareholders meeting and mail a notice of shareholders meeting and joint shareholder proxy and consent for the purpose of adopting and approving this Agreement and the Merger and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby, and hold such shareholders meeting unless unanimous

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 22
written consent to such transactions is obtained before the scheduled date of such meeting. Company will use its best efforts to obtain unanimous written consent in lieu of the meeting of shareholders as soon as practicable after notice of the shareholders meeting is given. The Board of Directors of Company will unanimously recommend that the shareholders of Company vote in favor of such transactions.

B.  COVENANTS OF ACQUIROR
    ---------------------

          4.6  Royalty Prepayments. Parent agrees to prepay royalties next
               -------------------
accruing pursuant to that certain OEM License Agreement dated April 14, 1998 between Parent and Company (the "OEM Agreement"), to Company to provide working capital to fund the Company's operations, to the extent needed, in an amount up to $250,000 for each two-week period beginning on October 1, 1998 through the Closing Date (or the date on which this Agreement is earlier terminated). Company understands that Parent's agreement to provide such prepayments is made in reliance upon Company's representations and undertakings to use its best efforts and cause its Representatives to use their best efforts to work toward a filing of the Registration Statement no later than September 4, 1998.

          4.7  Registration Rights. Parent will enter into and deliver to
               --------------------
Company at Closing a Registration Rights Agreement granting piggyback registration rights to Mr. Norman Behar and the Preferred Shareholders, substantially in the form attached as Exhibit 4.7 hereto.

          4.8  Nasdaq Listing. Parent shall use its reasonable effort to list,
               --------------
prior to the Effective Time, on the Nasdaq National Market the shares of Parent Common Stock to be issued to the shareholders of Company pursuant to the Merger.

          4.9  Board Observation Rights. Acquiror agrees that Mr. Norman Behar
               ------------------------
shall have the right to receive notice of and to attend each meeting of the Parent's Board of Directors, and the Acquiror shall reimburse Mr. Behar's reasonable expenses incurred in attending such meetings (the "Board Observation Rights"). Subject to the exercise of its fiduciary duties, Parent agrees (i) to nominate and recommend election of Mr. Behar to its Board of Directors at its next annual shareholders meeting, to serve in Class II of the Parent's Board of Directors (which term expires in the year 2000), prior to its next annual shareholders meeting after the Effective Date. The rights granted to Mr. Behar hereunder shall expire on June 30, 2000. In the event that Mr. Behar is elected to the Parent's Board of Directors, then if his board term expires before June 30, 2000, he will maintain the Board Observation Rights until June 30, 2000. The Acquiror will provide coverage for Mr. Behar under Acquiror's Director and Officer issuance policy identical to that provided to the other directors and officers of Acquiror.

          4.10  Tax Matters. Newco and Parent intend to continue the Business of
                -----------
the Company or use a significant portion of the business assets of the Company in a manner that satisfies the continuity of business enterprise requirement set forth in Treasury Regulation 1.368-2(d) and shall take no other action inconsistent with treatment of the Merger as a reorganization under Section 368(a)(1)(A) and 368(a)(2)(D) of the Code.

          4.11  Real Property Lease. Acquiror will use the premises described in
                -------------------
the Real Property Lease in a manner consistent with the use of the premises permitted under the Real

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 23

Property Lease and will guaranty the obligations of the Company or Newco as successor to the Company as tenant under the Real Property Lease if required by the landlord.

          4.12  Welfare Benefit Plans.  (a)  Acquiror shall terminate the group
                ---------------------
medical, dental, vision, life insurance, supplemental life insurance, short-term disability, long-term disability, accidental death and dismemberment, Section 125 plans and any other employee benefit plan, policy, program, arrangement or payroll practice sponsored by Company (the "Company Group Plans") effective as of the close of business of the Company Group Plans on December 31, 1998. Effective as of January 1, 1999, Continuing Employees (as defined in Section 4.12(e)) and their eligible dependents shall become eligible to participate in the group medical, dental, life insurance, supplemental life insurance, short-term disability, long-term disability, accidental death and dismemberment,
Section 125 plans and any other employee benefit, policy, program, arrangement or payroll practice sponsored by Acquiror or its subsidiaries (the "Acquiror Group Plans"). Acquiror and its subsidiaries shall waive (or cause to be waived), with respect to Continuing Employees and their eligible dependents, any pre-existing condition limitations and eligibility waiting periods under the Acquiror Group Plans.

          (b) Special Provision Relating to Acquiror's Group Health Plan. The
              ----------------------------------------------------------
amount of the annual premium for which a Continuing Employee is responsible for paying (the "Annual Employee Premium") for coverage of such Continuing Employee and his eligible dependents under the Acquiror Medical Plan (as defined below) shall be determined by Acquiror and the insurer or insurers under the Acquiror Medical Plan. To the extent that the Annual Employee Premium in effect on January 1, 1999 charged to a Continuing Employee for coverage of such Continuing Employee and his dependents under the Acquiror Medical Plan shall exceed the amount of the Annual Employee Premium in effect on December 31, 1998 charged to a Continuing Employee for coverage of such Continuing Employee and his dependents under the Company Medical Plan (as defined below), Acquiror shall increase the annual salary of such Continuing Employee, effective as of January 1, 1999, in an amount equal to the difference in the Annual Employee Premium. For example, if the Annual Employee Premium in effect on December 31, 1998 charged to a Continuing Employee for employee and dependent coverage under the Company Medical Plan is $1,700, and the Annual Employee Premium in effect on January 1, 1999 charged to such Continuing Employee for employee and dependent coverage under the Acquiror Medical Plan is $4,300, Acquiror shall increase the annual salary of such Continuing Employee by $2,600, effective as of January 1, 1999. For purposes of this Section 4.12(b), "Acquiror Medical Plan" shall mean the group medical plan sponsored by Acquiror in effect on January 1, 1999, and "Company Medical Plan" shall mean the group medical plan sponsored by Company in effect as of the date of this Agreement.

          (c) Vision Benefits. As of the Effective Time, Acquiror does not
              ---------------
provide vision care benefits to its employees. Acquiror does not intend to provide vision care benefits to Continuing Employees.

          (d) 401(k) Plan. Acquiror shall merge Company's 401(k) plan into
              -----------
Acquiror's 401(k) plan, effective as of the close of business of the plans on December 31, 1998.

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 24

The account of each Continuing Employee in Company's 401(k) plan who is a participant in such plan shall become fully vested as of the Effective Time. Each Continuing Employee who was a participant in Company's 401(k) plan on December 31, 1998 shall be eligible to participate in Acquiror's 401(k) plan as of January 1, 1999. For purposes of vesting, each Continuing Employee's service with Company and its subsidiaries and affiliates prior to the Effective Time shall be treated as service with Acquiror and its subsidiaries.

          (e) Continuing Employees. For purposes of this Section 4.12,
              --------------------
"Continuing Employee" means any individual who is employed by Company or any of its subsidiaries immediately prior to the Effective Time and who becomes employed by Acquiror or any of its subsidiaries as of the Effective Time or as the result of the transactions contemplated herein. Any new employee hired by Newco on or after the Effective Time but prior to January 1, 1999 shall be eligible to participate in the Acquiror Group Plans and the Acquiror's 401(k) plan, in accordance with the terms of such plans and shall not be eligible to participate in the Company Group Plans or the Company's 401(k) plan.

          4.13  Employment Agreements. Acquiror will use commercially reasonable
                ---------------------
best efforts to negotiate and enter into, before Closing, the Employment Agreements set forth in Section 6.9.

                                   ARTICLE V
                                MUTUAL COVENANTS

          Each of Acquiror and Company covenants and agrees with the other as follows:

          5.1  Best Efforts. Each of Acquiror and Company shall use its best
               ------------
efforts to make or obtain all consents, approvals, authorizations, registrations and filings with all federal, state or local judicial or governmental authorities or administrative agencies as are required in connection with the consummation of the transactions contemplated by the Acquiror Agreements and the Company Agreements.

          5.2  Confidentiality. In recognition of the confidential nature of
               ---------------
certain of the information which will be provided to each party by the other, each of Acquiror and Company agrees to retain in confidence, and to require its directors, officers, employees, consultants, professional representatives and agents (collectively, its "Representatives") to retain in confidence all
                           ---------------
confidential information transmitted or disclosed to it by the other, and further agrees that it will not use for its own benefit and will not use or disclose to any third party, or permit the use or disclosure to any third party of, any confidential information obtained from or revealed by the other, except that each of Acquiror and Company may disclose the information to those of its Representatives who need the information for the proper performance of their assigned duties with respect to the consummation of the transactions contemplated hereby. In making such information available to its Representatives, each of Acquiror and Company shall take any and all precautions necessary to ensure that its Representatives use the information only as permitted hereby. Notwithstanding anything to the contrary in the foregoing provisions, such information may be disclosed (a) where it is necessary to any regulatory authorities or

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 25
governmental agencies, (b) if it is required by court order or decree or applicable law, (c) if it is ascertainable or obtained from public or published information, (d) if it is received from a third party not known to the recipient to be under an obligation to keep such information confidential, or (e) if the recipient can demonstrate that such information was in its possession prior to disclosure of any such information by operation of law, such disclosing party shall give the other party prior notice of the making of such disclosure and shall use all reasonable efforts to afford such other party an opportunity to contest the making of such disclosure. In the event that the Closing shall not occur, each of Acquiror and Company shall immediately deliver, or cause to be delivered, to the other (without retaining any copies thereof) any and all documents, statements or other written information obtained from the other that contain confidential information.

          5.3  Registration Statement. Parent shall prepare at its expense and
               ----------------------
file as promptly as practicable hereafter with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the shares of Parent
                  ----------------------
Common Stock issuable to Shareholders hereunder. Parent shall use all reasonable efforts, consistent with the financial information (including pro-forma financial statements) presented in the S-4 Registration Statement as originally filed, to have the Registration Statement declared effective by the SEC as promptly as practicable; provided, however, that the condition set forth in
Section 6.5 remains and the minority investment set forth in Section 10.3 would result in the event the condition in Section 6.5 is not met. Company shall furnish all information concerning Company and the holders of Company's common stock as may be reasonably requested in connection with the preparation of the Registration Statement and issuance of the Parent Common Stock as set forth in this Agreement, all of which Company represents will be true and complete in all material respects and will not omit any material fact necessary to make the statements therein not misleading. Acquiror and Company will work together to cause the Registration Statement to be filed with the SEC no later than September 4, 1998.

          5.4  Approval of Shareholders/Voting Agreements. Company shall cause a
               ------------------------------------------
meeting of its shareholders to be duly called, and mail a notice of shareholders meeting and joint shareholder proxy and consent within one business day following the filing of the 424(b) prospectus by Acquiror relating to the Merger, for the purpose of approving this Agreement and all actions contemplated hereby which require the approval of Company's shareholders, and hold such shareholders meeting unless unanimous written consent to such actions is obtained before the scheduled date of such meeting. Company will use its best efforts to obtain unanimous written consent in lieu of the meeting of shareholders as soon as practicable after notice of the shareholders meeting. Company will, through its Board of Directors, unanimously recommend to Company's shareholders, and use its best efforts to obtain approval by the shareholders of Company of the transactions contemplated by this Agreement. Simultaneously with the execution of this Agreement, Company has delivered to Acquiror Voting Agreements duly executed by the holders of forty-nine percent (49%) of the Company's common stock, one-hundred percent (100%) of the Company's Series A Preferred Shares and sixty-seven percent (67%) of the Company's Series B Preferred Shares, outstanding on the date hereof.


AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 26

          5.5  Agreement as to Efforts to Consummate.  Subject to the terms and
               -------------------------------------
conditions of this Agreement, each party agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, as promptly as practicable so as to permit consummation of the transactions contemplated hereby at the earliest possible date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end. Each party shall use its reasonable efforts to obtain all Required Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

          5.6  Third-Party Proposals.
               ---------------------

          5.6.1  Company. (a) In order to induce Acquiror to commit the
                 -------
     resources and to incur the legal, accounting, investment banking, appraisal, filing and other fees and expenses related thereto to the extent actually incurred and paid ("Transaction Costs") necessary to properly estimate and negotiate the terms of the transaction and to consummate the transaction, except with respect to this Agreement and the transactions contemplated hereby, neither Company nor any Affiliate or Representative of Company shall directly or indirectly solicit any Acquisition Proposal (as defined below) by any person or entity ("Third Party"). For purposes hereof, an "Acquisition Proposal" shall mean any tender offer or exchange
                 --------------------
     offer or any proposal for a merger, acquisition or control of the stock or all or substantially all of the assets of, or other business combination involving Company or the acquisition of a substantial equity interest in, or a substantial portion of the assets of Company; provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of the Company from referring any Third Party to this Section 5.6.1 or from making a copy of this Section 5 available to any Third Party. Nothing contained in this Section 5.6.1 shall prevent the Board of Directors of the Company from considering, negotiating, approving and recommending to the shareholders of the Company (after complying with subparagraphs (b) and (c) below, consulting with its financial advisors, and determining after consulting with counsel that the Board of Directors is required to do so in order to discharge properly its fiduciary duties) a Superior Proposal. A "Superior Proposal" shall mean an unsolicited bona fide written Acquisition Proposal made by a Third Party which provides aggregate consideration to the Shareholders of at least $5 million more than the value of the consideration to be paid by Acquiror hereunder and is on terms that a majority of the members of the Company's Board of Directors determines in their good faith reasonable judgment (based on the advice of an independent financial advisor) would be more favorable to the Company's shareholders than the transactions contemplated by this Agreement and for which any required financing is committed or which, in the good faith reasonable judgment of a majority of such members (after consultation with an independent financial advisor), is reasonably capable of being financed by such Third Party.

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 27

          (b) The Company shall promptly (but in no case later than 24 hours) notify Acquiror after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any Person that informs the Board of Directors of the Company that it is considering making, or has made, an Acquisition Proposal. Such notice to Acquiror shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

          (c) If the Board of Directors of the Company receives a request for material nonpublic information by a party who makes a bona fide Acquisition Proposal and the Board of Directors of the Company determines that such proposal is a Superior Proposal then, and only in such case, the Company may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between the Company and Acquiror, provide such party with access to information regarding the Company. The Company will promptly (but in no case later than 24 hours) notify Acquiror of any determination by the Company's Board of Directors that a "Superior Proposal" has been made.

          (d) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Acquiror) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any Third Party from any confidentiality or standstill agreement to which the Company is a party.

          (e) The Company shall ensure that the officers, directors and employees of the Company, and any investment banker or other advisor or representative retained by the Company, are aware of the restrictions described in this Section 5.6.1.

          (f) In the event that Company's Board of Directors recommends a Superior Proposal to the Company's Shareholders, then Acquiror has the right immediately to terminate this Agreement without any liability whatsoever hereunder, including without limitation, Section 10.3 hereof, and to receive the termination fee provided in Section 10.4. If Company's shareholders approve the Superior Proposal, then Company may terminate this Agreement, provided that Company shall pay to Acquiror a "Break-up Fee," as Acquiror's exclusive remedy in the amount of (i) $5.0 million dollars, plus
     (ii) the amount of Acquiror's Transaction Cost paid by Acquiror, less the amount of the termination fee provided in Section 10.4. Such Break-up Fee shall be paid to Acquiror immediately upon the execution of a definitive agreement between the Third Party or any other party at any time within nine months after the date of termination of this Agreement by Company for any reason other than Section 10.1(f), (g) or (h) or failure of the conditions set forth in Article 6 and Sections 7.5 and 7.6. The

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 28
     parties acknowledge that the amount of the Break-Up Fee is reasonable and is intended to compensate the Acquiror's losses, including, without limitation, loss of opportunity in the event the Merger is not effected.

          5.6.2  Acquiror. Except with respect to this Agreement and
                 --------
     transactions contemplated hereby, neither Acquiror nor any Affiliate or Representative of Acquiror shall directly or indirectly solicit a Purchase Proposal (as defined below) by any person. Neither Acquiror nor any Affiliate or Representative of Acquiror shall negotiate with respect to, or enter into any contract with respect to, any Purchase Proposal. Acquiror shall promptly notify Company orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Unless the prior written consent of Company is obtained, Acquiror shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any of the foregoing, and (b) direct and cause all of its Representatives not to engage in any of the foregoing. For purposes hereof, a "Purchase Proposal" shall mean any (a) tender offer or exchange offer
        -----------------
     made by Acquiror or any proposal for a merger, acquisition or control of the stock or all or substantially all of the assets of, or other business combination involving the acquisition by Acquiror of a substantial equity interest in, or a substantial portion of the assets of a third party which is engaged in the development, marketing, licensing or sale of electronic procurement software or (b) tender offer or exchange offer made for Acquiror by a third party or any proposal for a merger, acquisition or control of the stock or all or substantially all of the assets of, or other business combination involving the acquisition of Acquiror by a third party or of a substantial equity interest in, or a substantial portion of the assets of Acquiror by a third party.

                                  ARTICLE VI.
                 CONDITIONS PRECEDENT TO ACQUIROR'S OBLIGATIONS

          The obligations of Acquiror to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date, unless specifically waived in writing by Acquiror prior to the Closing Date:

          6.1  Representations and Warranties. The representations and
               ------------------------------
warranties of Company contained in this Agreement or otherwise required hereby to be made after the date of this Agreement in a writing expressly referred to herein by or on behalf of the Company pursuant to this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date. The Company shall have delivered a revised Schedule of Exceptions dated three days prior to the Closing Date, reflecting any changes occurring after the date of this Agreement that would be required in order to make the representations and warranties of the Company contained in this Agreement true and correct, on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except (a) for changes contemplated by this Agreement and

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 29

(b) that the accuracy of representations and warranties which address matters only as of a particular date will be determined as of such date. Acquiror shall have the right to review and approve the Company's revised Schedule of Exceptions which must be acceptable to Acquiror in its sole discretion; provided that the inclusion or addition of (i) any immaterial adverse item or (ii) any item which has a positive effect on the Company could not be the basis of Acquiror's failure to approve or accept such revised schedules, or to close based on the condition contained in this Section 6.1. The Company shall notify Parent of such changes reflected in the revised Schedule of Exceptions as soon as practicable after Company becomes aware of such changes.

          6.2  Compliance with Covenants.  Company shall have duly performed and
               -------------------------
complied with all covenants, agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing.

          6.3  Absence of Litigation. No action or proceeding shall be pending
               ---------------------
or, in the reasonable opinion of Acquiror, threatened by or before any court or other governmental body or agency seeking to restrain, prohibit or invalidate the transactions contemplated by this Agreement or which would affect the right of Acquiror in a material adverse manner to own, operate or control the Business after the Closig Date.

          6.4  Consents and Approvals. All Company's Required Consents shall
               ----------------------
have been made or obtained prior to or at the Closing.

          6.5  SEC Approval. The Registration Statement shall have become
               ------------
effective and no stop order suspending the effectiveness or proceeding for that purpose shall have been issued and remain in effect. The shares of Parent Common Stock to be issued pursuant hereto shall have been approved for quotation on the Nasdaq National Market System.

          6.6  Legal Opinion. Acquiror shall have received from Perkins Coie
               -------------
LLP, counsel to Company, an opinion, dated the Closing Date, in the form of
Exhibit 6.6.

          6.7  Patent Opinion.  Acquiror shall have received a signed written
               --------------
competent opinion from Isaf, Vaughan & Kerr, for which Acquiror will pay all such firm's fees and costs without deduction from the purchase price paid to Shareholders hereunder, regarding a patent identified to Acquiror on the attached Schedule 2.14, which opinion shall state that the Software does not infringe such patent. Additionally, Acquiror shall have conducted a patent search at its sole expense for patents issued in the same category as the Software and shall be satisfied with the results thereof.

          6.8  Affiliate and Market Stand-off Agreements. Parent shall have
               -----------------------------------------
received from such of the Affiliates of Company (designated pursuant to Section
5.3 hereof) an Affiliate and Market Stand-off Agreement substantially in the form attached as Exhibit 6.8 acknowledging the restrictions imposed by the federal securities laws and regulations thereunder (including but not limited to SEC Rule 145) on the shares of Parent Common Stock to be received by such persons, and agreeing to be bound by such restrictions. Acquiror shall be entitled to place restrictive legends upon certificates for shares of Parent Common Stock issued to Affiliates of

AGREEMENT AND PLAN OR REORGANIZATION                                     PAGE 30

Company pursuant to this Agreement to enforce the provisions of this Section
6.8. Acquiror shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Parent Common Stock by such Affiliates. The Affiliate and Market Stand-off Agreements of each of the former preferred shareholders of Company and Mr. Norman Behar will contain a lock-up agreement whereby such party will agree not to sell, assign, pledge, transfer, encumber or otherwise dispose of any shares of Parent Common Stock on or before the earlier of (i) October 1, 1999, and (ii) the nine
(9) month anniversary of the Closing Date, and will contain a covenant preventing such shareholder from engaging in any "short-selling" of the Parent Common Stock and a release of all claims against the Company.

          6.9  Key Employees.  Acquiror shall have entered into employment
               -------------
agreements with each of the following persons who are currently employed in the
Business: Norman Behar, Wayne Burns, Ona Karasa, and Todd Ostrander.

                                 ARTICLE VII.
                 CONDITIONS PRECEDENT TO COMPANY'S OBLIGATIONS

          The obligations of Company to consummate the transaction(s) contemplated by this Agreement are subject to the satisfaction of each of the following conditions on or before the Closing Date, unless specifically waived in writing by Company prior to the Closing:

          7.1  Representations and Warranties.  The representations and
               ------------------------------
warranties of Acquiror contained in this Agreement shall have been true and correct on the date of this Agreement in a writing expressly referred to herein by or on behalf of the Acquiror pursuant to this Agreement and shall be true and correct on the Closing Date as though made on and as of the Closing Date. Acquiror shall have delivered a revised Schedule of Exceptions dated three days prior to the Closing Date, reflecting any changes occurring after the date of this Agreement that would be required in order to make the representations and warranties of Acquiror contained in this Agreement true and correct, on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except (a) for changes contemplated by this Agreement and (b) that the accuracy of representations and warranties which address matters only as of a particular date will be determined as of such date. Company shall have the right to review and approve the revised Schedule of Exceptions which must be acceptable to Company in its sole discretion; provided that the inclusion or addition of (i) any immaterial adverse item or (ii) any item which has a positive effect on Acquiror could not be the basis of Company's failure to approve or accept such revised schedules, or to close based on the condition contained in this Section 7.1.

          7.2  Compliance with Covenants.  Acquiror shall have duly performed
               -------------------------
and complied with all covenants, agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing.

          7.3  Absence of Litigation.  No action or proceeding shall be
               ---------------------
pending by or before any court or other governmental body or agency seeking to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 31

          7.4  Consents and Approvals.  All Acquiror's Required Consents shall
               ----------------------
have been made or obtained prior to or at the Closing.

          7.5  Legal Opinion.  Company shall have received from Womble Carlyle
               -------------
Sandridge & Rice, PLLC, counsel to Acquiror, an opinion, dated the Closing Date, in the form of Exhibit 7.5.

          7.6  SEC Approval.  The Registration Statement shall have become
               ------------
effective and no stop order suspending the effectiveness or proceeding for that purpose shall have been issued and remain in effect. The shares of Parent Common Stock to be issued pursuant hereto shall have been approved for quotation on the Nasdaq National Market System.

          7.7  Tax Opinion.  Company shall have received an opinion from
               -----------
Perkins Coie LLP dated as of the date of filing of the Registration Statement and filed as an exhibit to the Registration Statement, and dated as of the Closing Date, in form and substance satisfactory to the Company substantially to the effect that on the basis of the facts and representations set forth in that opinion that are consistent with the state of facts in existence at the Effective Time (a) the Merger will be a reorganization under Section 368(a) of the Code and (b) no gain or loss will be recognized by the Company or its shareholders or by Parent or Newco upon the exchange of shares of Company common stock or preferred stock for Parent Common Stock. The officers of Parent, Newco and the Company shall provide certificates of Parent, Newco, and the Company, respectively, to Perkins Coie LLP that Perkins Coie LLP may rely upon to support the factual basis and assumptions contained in its opinion.

                                 ARTICLE VIII.
                                    CLOSING

          8.1  Closing.  The closing of the Merger (the "Closing") shall take
               -------                                   -------
place at the offices of Womble Carlyle Sandridge & Rice, PLLC, in Atlanta, Georgia at 10:00 a.m., local time, on October 12, 1998, or such other date as may be mutually agreed upon by the parties hereto; provided, however: (a) if one or more conditions to this Agreement is not satisfied by such date, the party benefiting from such condition may elect, in its sole discretion, to waive such condition. The date of the Closing is referred to as the "Closing Date". For
                                                          ------------
the purposes of passage of title and risk of loss, allocation of expenses, adjustments and other economic or financial effects of the transactions contemplated hereby, the Closing when completed shall be deemed to have occurred at 11:59 p.m., local time, on the Closing Date.

          8.2  Deliveries by Company.  At the Closing, Company shall deliver or
               ---------------------
cause to be delivered to Acquiror the following:

          (a) A certificate of the President of Company confirming the satisfaction of the conditions set forth in Sections 6.1 and 6.2 hereof as to representations, warranties and covenants of Company.

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 32

          (b) A copy of all corporate resolutions authorizing the execution, delivery and performance of the Company Agreements, and the consummation of the transactions contemplated herein and therein, accompanied by the certification of the Secretary of the Company to the effect that such resolutions are in full force and effect and have not been amended, modified or rescinded.

          (c) A certificate of existence from the Secretary of State of the state of Company's incorporation.

          (d) Each of the directors and officers and employees of Company shall have executed and delivered to Acquiror letters in substantially the form of Exhibit 8.2 hereto which letters shall be dated and effective as of the
        -----------
     Effective Time.

          (e)  The legal opinion referred to in Section 6.6.

          (f) Evidence that all Company's Required Consents have been obtained or satisfied.

          (g)  The Affiliate and Market Standoff Agreements.

          (h) The share certificates representing the Company Shares duly endorsed in blank with signature guaranteed.

          8.3  Deliveries by Acquiror.  At the Closing, Acquiror shall deliver
               ----------------------
or cause to be delivered to Company the following:

          (a) A certificate of the President of Acquiror confirming the satisfaction of the conditions set forth in Sections 7.1 and 7.2 hereof as to representations, warranties and covenants of Acquiror.

          (b) A certificate of the President of Acquiror reaffirming the covenant set forth in Section 4.10 and furnishing the certificates required by Section 7.7 as of the Closing.

          (c) A copy of all corporate resolutions authorizing the execution, delivery and performance of the Acquiror Agreements, and the consummation of the transactions contemplated herein and therein, accompanied by the certification of the Secretary of Acquiror to the effect that such resolutions are in full force and effect and have not been amended, modified or rescinded.

          (d)  The legal opinion referred to in Section 7.5.

          (e) Evidence that all Acquiror's Required Consents have been obtained or satisfied.

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 33

          (f) Certificates evidencing the Parent Common Stock to be issued to the Shareholders against receipt of the certificates for the Company Shares.

          (g) The Registration Statement, the 424(b) prospectus, written confirmation of the effectiveness of the Registration Statement and written confirmation that no stop order is in place with respect to the Registration Statement.

          (h)  The cash portion of the merger consideration.

          (i) Receipt from the Escrow Agent under the Escrow and Indemnity Agreement confirming receipt of $2,500,000 into such escrow.

          8.4  Deliveries by Company and Acquiror.  Each of Company and Acquiror
               ----------------------------------
shall execute and deliver, or cause to be executed and delivered, to the other the following:

          (a)  The Certificate of Merger.

          (b) The Escrow and Indemnity Agreement duly executed by Mr. Norman Behar and the Preferred Shareholders.

          (c) Each of the Employment Agreements duly executed by the Company and its key executives.

          (d)  The Registration Rights Agreement.

                                  ARTICLE IX.
                                INDEMNIFICATION

          9.1  Indemnification by Company.  Subject to consummation of the
               --------------------------
Closing and requirements, limitations, and exclusions and further provisions in this Article IX, Company shall and shall cause the Preferred Shareholders listed on Schedule 9.1 hereto, which schedule will be revised on or before Closing in a
   ------------
manner reasonably satisfactory to Acquiror to reflect changes in the price of the Parent Common Stock (the Company, together with the Preferred Shareholders, are "Company Indemnitors"), to, pursuant to the Escrow and Indemnity Agreement,
     -------------------
severally in proportion to the percentages set forth on Schedule 9.1, indemnify, defend and hold harmless Acquiror and its officers, directors and affiliates (the "Acquiror Indemnitees") from, against, and with respect to any and all
      --------------------
action or cause of action, loss, damage, claim, obligation, liability, penalty, fine, cost and expense (including without limitation reasonable attorneys' and consultants' fees and costs and expenses incurred in investigating, preparing, defending against or prosecuting any litigation, claim, proceeding, demand or request for action by any governmental or administrative entity), of any kind or character (a "Loss") arising out of or in connection with any of the following:
              ----

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 34

          (a) any breach of any of the representations or warranties of Company contained in or made pursuant to this Agreement or any of the representations and warranties of any Shareholder in any other Company Agreement;

          (b) any failure by Company or Shareholder to perform or observe, or to have performed or observed, in full, any covenant, agreement or condition to be performed or observed by it pursuant to this Agreement or any Company Agreement;

          (c)  any breach by Company of any representation set forth in Section
     2.14 hereof (an "IP Claim"); and
                      --------

          (d) any claim by a Shareholder relating to the allocation by Company of the cash and stock consideration to be received by each Shareholder in connection with the Merger; and

          (e) any amount that shall have been paid by Acquiror to Shareholders in respect of shares of the Company with respect to which dissenters' rights have been perfected that shall be in excess of the amount of the value, as of the Effective Time, of the consideration such Shareholders would have received for such shares in the Merger if they had not exercised dissenters' rights plus any fees and expenses incurred by Acquiror Indemnitees in connection with defense of such dissenters' rights claim.

          9.2  Indemnification by Acquiror.  Subject to consummation of the
               ---------------------------
Closing and requirements, limitations and exclusions and further provisions of this Article IX, Acquiror shall indemnify, defend and hold harmless Company, its officers, directors, shareholders, Preferred Shareholders, and affiliates (the "Company Indemnitees") from, against and with respect to any Loss arising out of
 -------------------
or in connection with any of the following:

          (a) any breach of any of the representations and warranties of Acquiror contained in or made pursuant to this Agreement or any Acquiror Agreement; and

          (b) any failure by Acquiror to perform or observe, or to have performed or observed, in full, any covenant, agreement or condition to be performed or observed by it pursuant to this Agreement or any Acquiror Agreement.

Acquiror agrees that the Shareholders and Preferred Shareholders are third-party beneficiaries of this Agreement, entitled to enforce the respective terms of this Agreement inuring in favor of such Shareholders and Preferred Shareholders.

          9.3  Notice of Claim.  Any party seeking to be indemnified hereunder
               ---------------
(the "Indemnified Party") shall, within fifteen (15) days following discovery
      -----------------
of a Loss, (or five (5) days if the Indemnified Party has been served with a lawsuit or other proceeding) notify the party

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 35
from whom indemnity is sought (the "Indemnity Obligor") in writing of any claim
                                    -----------------
for recovery, specifying in reasonable detail the nature of the Loss and the amount of the liability estimated to arise therefrom. The Indemnified Party shall provide to the Indemnity Obligor as promptly as practicable thereafter all information and documentation reasonably requested by the Indemnity Obligor to verify the claim asserted.

          9.4  Defense.  If the facts pertaining to a Loss arise out of the
               -------
claim of any third party, or if there is any claim against a third party available by virtue of the circumstances of the Loss, the Indemnity Obligor may, by giving written notice to the Indemnified Party within (i) thirty (30) days upon receipt of notice of a claim not involving a lawsuit or proceeding, or (ii) fifteen (15) days following its receipt of the notice of such claim involving a lawsuit or proceeding, elect to assume the defense or the prosecution thereof, including the employment of counsel or accountants at its cost and expense; provided, however, that during the interim the Indemnified Party shall use its best efforts to take all action (not including settlement) reasonably necessary to protect against further damage or loss with respect to the Loss and comply with the terms and conditions of the Escrow and Indemnity Agreement; and, provided further that the Indemnity Obligor can only assume the defense if (a) the claim does not exceed the funds placed in escrow under the Escrow and Indemnity Agreement, or (b) the Indemnity Obligor (i) provides commercially reasonable evidence that it will have sufficient financial resources to defend the claim and satisfy its indemnification obligations, and (ii) the Indemnity Obligor conducts the defense of the claim actively and diligently. The Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnity Obligor in any such action and to participate therein, but the fees and expenses of such counsel shall be at the Indemnified Party's own expense. Whether or not the Indemnity Obligor chooses so to defend or prosecute such claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony and shall attend such conferences, discovery proceedings and trials as may be reasonably requested in connection therewith. If a claim is based on any suit or proceeding by a third party for infringement which gives rise to a IP Claim resulting in Acquiror's use of the Software being enjoined or otherwise restricted, the Indemnity Obligor, if it elects to assume defense of such proceeding after receiving notice hereunder, shall be entitled at its sole expense to do any of the following: (i) procure for Acquiror the unrestricted right to continue using the Software, (ii) modify the Software so that it becomes noninfringing, (iii) settle the third party's infringement claim in a manner that gives Acquiror the unrestricted rights to the software being enjoined or otherwise restricted, or (iv) pay the indemnified party's claim as provided in this Article, provided that any settlement under this sentence shall require Parent's prior written approval which shall not be unreasonably withheld. Acquiror shall comply with any settlement or court order made in connection with such proceeding in the foregoing sentence provided that such compliance by Acquiror shall not limit the Indemnity Obligor's indemnification obligations hereunder. The Indemnity Obligor shall not be liable for any settlement of any such claim effected without its prior written consent, which shall not be unreasonably withheld. Before any claim may be brought against any of the Company or Company Indemnitors, the funds in escrow established pursuant to the Escrow and Indemnity Agreement will be used first by the Company and Company Indemnitors to pay any claims made under this Article IX, and Acquiror hereby authorizes the Company and Company

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 36

Indemnitors to settle such claims without consent of the Acquiror to the extent of the funds in such escrow. Company and Company Indemnitors may also settle any claim for which they are Indemnity Parties without consent of Acquiror so long as the payment or performance does not either (y) exhaust the funds escrowed by the Escrow and Indemnity Agreement or (z) not exceed the maximum liability amounts set forth below. Settlements requiring performance or payment in excess of the maximum liability amounts shall require the Acquiror's prior written consent.

          9.5  Limitations.  The obligations of an Indemnity Obligor to
               -----------
indemnify an Indemnified Party pursuant to this Article IX shall accrue only after and to the extent the aggregate dollar amount of Losses incurred by an Indemnified Party for all matters indemnifiable hereunder exceed One Hundred Thousand Dollars (US $100,000) (the "Basket"), and then the Indemnity Obligor
                                     ------
shall be only liable for such Losses in excess of $100,000. In addition, no single Loss in an amount of less than $10,000 may be applied to the Basket until such threshold amount is reached, and thereafter, single Claims of less than $10,000 must be aggregated so that no Claim is made for an amount of less than $10,000 singly or in the aggregate. The obligations of the Company Indemnitors to indemnify the Acquiror Indemnitees under this Article IX shall not exceed the $2,500,000 placed in escrow pursuant to Section 1.5 for claims for indemnification other than (a) IP Claims, which are addressed below, or (b) claims for indemnification related to a breach of the representations contained in Section 2.1 hereof. Notwithstanding anything in this Agreement to the contrary, the aggregate maximum liability of the Company Indemnitors for IP Claims shall not exceed Twelve Million Five Hundred Thousand Dollars ($12,500,000) for any IP Claims plus the cash amount remaining in escrow pursuant to the Escrow and Indemnity Agreement and no IP Claims may be made after the expiration of the one (1) year period following the Closing Date.

          The indemnity provisions in this Article IX shall be the sole and exclusive remedy of an Indemnified Party for breaches of any representation, warranty, or covenant under this Agreement absent fraud or securities law violations.

          The maximum liability for claims for breach of the representation and warranty in Section 2.1 is the purchase price (cash paid by Acquiror to Company's Shareholders at closing plus the market value of the shares transferred by Acquiror at Closing to the Company's Shareholders), minus the amount of the cash transferred to Acquiror from the escrow pursuant to the Escrow and Indemnity Agreement, further reduced by the aggregate amount paid by Company and Company Indemnitors in connection with all claims for breach of the representations and warranties made under Sections 2.14, 2.19, and 2.23(b). The maximum liability for claims for breach of the representations or warranties in Sections 2.19, and 2.23(b) is equal to the purchase price (cash paid by Acquiror to Company's Shareholders at closing plus the market value of the shares transferred by Acquiror at Closing to the Company's Shareholders), minus the amount of the cash transferred to Acquiror from the escrow pursuant to the Escrow Agreement, further reduced by the aggregate amount paid by Company and Company's Indemnitors in connection with all claims for breach of the representations and warranties made under Sections 2.1 or 2.14.

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 37

          Notwithstanding anything in this Agreement to the contrary, neither the Company nor Company's Indemnitors will have any liability for any claim that the Software infringes the rights of a third party to the extent the claims arise from modification of the Software by Acquiror after the Closing Date or to the extent the infringement claim arises out of a combination of the Software with a program, product or material not transferred to Newco as of the Closing. In no circumstance (except as specifically provided below) will any Indemnity Obligor have any liability for indirect, incidental, exemplary, or consequential damages whatsoever (including, without limitation, damages for loss of profits, loss of data or other business information) or cover arising under this Agreement, even if the Indemnity Obligor has been advised of the possibility of such damages; provided, however, that although this sentence excludes claims for the Indemnified Party's lost profits, it does not limit the liability of any Indemnity Obligor under Section 9.1 for indirect, incidental, exemplary or consequential damages to the extent such damages, including lost profits, are included in a claim by a third party against the Acquiror or arise as a result of a third party claim that the Software is infringing or a claim of ownership rights in the Software (excluding Third Party Software), and to the extent indemnification under Section 9.1 covers such third party claims. Notwithstanding the foregoing, an Indemnified Party shall have the right to recover for direct out-of-pocket expenses, including its direct, demonstrable internal costs (without overhead) and/or external costs paid by Acquiror to remediate any Loss, whether or not such Loss arises in connection with a third party claim.

          9.6  Casahl Litigation.  Company will endeavor to seek an
               -----------------
indemnification of the Acquiror and the Shareholders from Egghead.com, Inc. ("Egghead.com") covering the claims in the litigation commenced by Company and Egghead Software, Inc. (now known as Egghead.com) under Case No. 987331 pending in the Superior Court of California for the County of San Francisco (the "Casahl Litigation"). Before taking any action against the Preferred Shareholders (other than Egghead.com) with respect to any Loss arising from the Casahl Litigation, Acqurior agrees to use its reasonable best efforts to enforce the following with respect to the Casahl Litigation:

          (a) The Separation Agreement, dated November 10, 1997, between Egghead Software, Inc., now know as Egghead.com, Inc. and the Company;

          (b) Any reaffirmation by Egghead.com of the obligation in the last sentence of Section 4.02(a) of the Separation Agreement (in favor of Company, Newco, or Parent);

          (c) Any other agreement with Egghead.com in which it agrees to defend, indemnify, and hold harmless Company, its past, present and future, successor and assigns, officers and directors, common shareholders (specifically excluding past Shareholder Egghead.com and specifically including future common shareholder Parent), the Preferred Shareholders (other than Egghead.com), agents, and employees, to the extent the Company, Newco, or Parent is made a beneficiary of such agreement, from and against any cost,

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 38
     expense, loss, liability whatsoever arising in connection with the Casahl Litigation.

If, after notice to Egghead.com by Acquiror, Egghead.com fails or refuses to honor its indemnity, or other, obligations to Company, its past, present and future, successors and assigns, officers and directors, , the Preferred Shareholders (other than Egghead.com), agents, employees, and Parent, then to the extent the Company or Acquiror suffers a Loss as a result of the Casahl Litigation notwithstanding any of the above, then in such event each of the Preferred Shareholders identified on Schedule 9.6 (other than Egghead.com), severally in proportion which they bear to each other excluding Egghead.com based on the percentage set forth in Schedule 9.6, agree to defend, indemnify, and hold harmless the Acquiror from and against any cost, expense, loss or liability resulting from the Casahl Litigation. The indemnity obligations set forth in this Section 9.6 are in addition to Section 9.1 and are not subject to the limitations set forth in Section 9.5. Except as set forth in Section 9.7, payments made hereunder by a Preferred Shareholder shall not be reimbursed from the escrow funds nor count toward the maximum liability of a Company Indemnitor. In the event that a Preferred Shareholder fails to pay any amount due hereunder, such amount may be withdrawn from the escrow funds by Acquiror to the extent of that Preferred Shareholder's proportionate share in the escrow funds.

          9.7  Fees or Expenses of Preferred Shareholder.  After April 30,
               -----------------------------------------
2000, all fees, expenses and costs of any kind (including, without limitation, attorneys' fees and costs) incurred by any Preferred Shareholder in defense of any claim indemnified hereunder shall be reimbursed from the funds remaining in the escrow, at the termination of the escrow, established pursuant to the Escrow and Indemnity Agreement before any such funds are distributed to Shareholders.

                                  ARTICLE X.
                                  TERMINATION

          10.1 Termination.  This Agreement may be terminated at any time prior
               -----------
to the Closing:

          (a)  By the mutual written consent of Company and Acquiror;

          (b) By Company (if Company is not then in breach of any term of this Agreement), if Acquiror shall (i) fail to perform its agreements contained herein required to be performed on or prior to the Closing Date, or (ii) breach any of its representations or warranties contained herein, which failure or breach is not cured within ten days after Company has notified Acquiror of its intent to terminate this Agreement pursuant to this subparagraph;

          (c) By Acquiror (if Acquiror is not then in breach of any term of this Agreement), if Company shall (i) fail to perform its agreements contained herein required to be performed on or prior to the Closing Date, or (ii) breach any of its representations or warranties contained herein, which failure or breach is not

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 39
     cured within ten days after Acquiror has notified Company of its intent to terminate this Agreement pursuant to this subparagraph;

          (d) By either Company or Acquiror, if there shall be any order, writ, injunction or decree of any court or governmental or regulatory agency binding on Company or Acquiror which prohibits or restrains Company or Acquiror from consummating the transactions contemplated hereby;

          (e) By either Company or Acquiror, if the Closing has not occurred by November 15, 1998, for any reason other than delay or nonperformance of the party seeking such termination;

          (f) By either Acquiror or Company if the average closing sales price of the Parent Common Stock as reported by Nasdaq for any ten (10) consecutive trading day period after September 1, 1998 is less than Five Dollars ($5.00) per share;

          (g) By Company if the closing sales price for Parent Common Stock as reported by Nasdaq for the trading day immediately preceding the Closing Date is less than $5.75; and

          (h) By Acquiror or Company if the closing price of Parent Common Stock as reported by Nasdaq for the trading day immediately preceding the Closing Date is less than $5.00.

          10.2 Effect on Obligations.  Termination of this Agreement pursuant to
               ---------------------
this Article shall terminate all obligation of the parties hereunder, except for the obligations under Sections 10.3, 10.4, 11.2 (with respect to expenses), 11.3 (with respect to publicity) and 5.2 (with respect to confidentiality); and, provided, however, that termination pursuant to subparagraphs (b) or (c) of
Section 10.1 shall not relieve the defaulting or breaching party from any liability to the other party hereto.

          10.3 Minority Investment.  Acquiror agrees to establish a segregated
               -------------------
account with its depository bank and to place $2,000,000 in escrow pursuant to the Escrow and Minority Investment Agreement for the purposes of this Section
10.3. In the event that the transactions contemplated by this Agreement are not consummated by November 15, 1998, due to (i) the failure of the conditions outlined in Section 6.5 and 6.7 to be fulfilled, (ii) the failure of Acquiror to fulfill any one of the conditions outlined in Article 7 hereof, other than Sections 7.3, 7.4 and 7.7, or (iii) termination of this Agreement under Section 10.1(f) or 10.1(h) then the Company will be entitled to receive the $2 million from escrow in the form of a non-interest bearing bridge loan which will automatically convert into equity as described below. Acquiror will purchase from the Company, and the Company will issue to the Acquiror, shares of preferred stock of the Company for a total purchase price of Two Million Dollars ($2,000,000), which will be paid by the conversion of such bridge loan into equity, on the same terms and conditions, including price per share and the rights, preferences and privileges of the shares, as Company's proposed

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 40

Series C Preferred Stock equity financing involving one or more investors who are not Shareholders or affiliates of Shareholders of the Company on the date hereof and in which Company raises a minimum of $4,000,000 in capital, including the amount invested by Acquiror (the "Series C Financing"). In the event that
                                      ------------------
the Company's Series C Financing is not consummated prior to the later of (i) December 31, 1998, and (ii) ninety (90) days following the date on which Acquiror fails to fulfill a condition to Closing hereunder, then Acquiror shall purchase from Company and Company shall sell to Acquiror shares of Company's Series B Preferred Stock on the same price, terms, rights and preferences as previously issued. In connection therewith, Acquiror shall be entitled to designate one person to the Company's Board of Directors as long as it continues to own such preferred shares. In connection with such equity investment the Acquiror and the Company will enter into standard documents evidencing such transactions.

          10.4 Termination Fee.  In the event that the transactions
               ---------------
contemplated by this Agreement are not consummated by November 15, 1998, due to the failure of Company to fulfill any one of the conditions outlined in Article 6 hereof, other than Sections 6.3, 6.4, 6.5, 6.7 and 6.9 (other than the agreement of Mr. Behar), then the Company will reimburse Parent for two-thirds (2/3) of the amount of all legal, accounting, investment banking, appraisal, SEC, Nasdaq and printing costs and expenses incurred and paid by Parent in connection with the negotiation and preparation of this Agreement and the documents contemplated hereby and the other actions of the Parent required to be taken hereunder, up to a maximum reimbursement of $500,000. Such reimbursement to be made in the form of a credit by Company against future royalties and license fees owed or to be owed by Acquiror under the OEM Agreement, including minimum payments due thereunder. Any such credit against future royalties shall be applied to royalties owing for the 1999 calendar year, in the amount of twenty-five percent (25%) of the total credit per quarter.

                                  ARTICLE XI.
                                 MISCELLANEOUS

          11.1 Survival of Representations.  The representations and warranties
               ---------------------------
in Section 2.14 shall survive for a one (1) year period following the Closing Date. The representations set forth in Sections 2.1, 2.19 and 2.23(b) shall survive until the earlier of ten (10) years or the running of the applicable statute of limitations. All other representations and warranties of the parties hereto contained in this Agreement or otherwise made in writing in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the Closing hereunder until April 30, 2000.

          11.2 Expenses.  All costs and expenses incurred in connection with
               --------
this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense whether or not the Merger is consummated, provided that the Company shall pay up to $150,000 in expenses prior to Closing, and if the transactions contemplated hereby are consummated, the fees and expenses of the Company in excess of $150,000 in the aggregate shall be deducted from the cash portion of the Merger consideration.

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 41

          11.3  Publicity.  Each of Company and Acquiror agrees it will not
                ---------
make any press releases or other announcements prior to the Closing with respect to the transactions contemplated hereby, except as required by applicable law, without the prior approval of the other party, which will not be unreasonably withheld.

          11.4  Best Efforts.  Each party hereto agrees to use its best efforts
                ------------
to satisfy the conditions to the Closing set forth in this Agreement and otherwise to consummate the transactions contemplated by this Agreement.

          11.5  Notices.  All notices, demands and other communications
                -------
required or permitted hereunder shall be in writing and may be telexed or telecopied, which shall be followed forthwith by letter, and such notice, request, demand or other communication shall be deemed to have been received on the next business day following dispatch and acknowledgment of receipt by the recipient's telex or telecopy machine. In addition, notices hereunder may be delivered by hand, in which event the notice shall be deemed effective when delivered, or by overnight courier, in which event the notice shall be deemed to have been received on the next business day following delivery to such courier. Notices, requests, demands and other communications may not be given by regular or certified mail. All notices and other communications under this Agreement shall be given to the parties hereto at the following addresses:(or such other address for a party as shall be specified by like notice):

          If to Company:


               Elekom Corporation
               Pacific First Plaza, Eighth Floor
               155 - 108th Avenue
               Bellevue, Washington  98004
               Attention:  Norman Behar, President and CEO
               Facsimile:  (425) 990-3075


          With a copy (which shall not constitute notice) to:


               Perkins Coie LLP
               411 - 108th Avenue N.E.
               Suite 1800
               Bellevue, Washington  98004-5584
               Attention:  Kurt Becker
               Facsimile:  (425) 453-7350

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 42

          If to Acquiror:

                Clarus Corporation, formerly known as SQL Financials International, Inc.
                3950 Johns Creek Court
                Suite 100
                Suwanee, Georgia  30024
                Attention: Stephen P. Jeffery, President and CEO
                Facsimile:  (770) 291-8573


          With a copy (which shall not constitute notice) to:


                Womble Carlyle Sandridge & Rice, PLLC
                1275 Peachtree Street, N.E.
                Suite 700
                Atlanta, Georgia  30309
                Attention:  G. Donald Johnson, Esq.
                Facsimile:  (404) 888-7490

          11.6  Governing Law.  This agreement shall be governed by the laws of
                -------------
the State of Georgia applicable to agreements made and to be performed entirely within such state.

          11.7  Counterparts.  This Agreement may be executed in one or more
                ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          11.8  Assignment.  This Agreement shall be binding upon and inure to
                ----------
the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of all other parties hereto, and any purported assignment without such consent shall be void.

          11.9  Third Party Beneficiaries.  None of the provisions of this
                -------------------------
Agreement or any document contemplated hereby is intended to grant any right or benefit to any person or entity (other than the Shareholders and Preferred Shareholders of the Company) which is not a party to this Agreement.

          11.10 Headings.  The article and section headings contained in this
                --------
Agreement are solely for the purpose of reference, are not part of this Agreement and shall not in any way affect the meaning or interpretation of this Agreement.

          11.11 Amendments.  Any waiver, amendment, modification or supplement
                ----------
of or to any term or condition of this Agreement shall be effective only if in writing and signed by all parties hereto, and the parties hereto waive the right to amend the provisions of this Section orally.

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 43

          11.12 Specific Performance.  The Company acknowledges that the
                --------------------
Business of the Acquiror is unique and that if the Company fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to Acquiror for which there will be no adequate remedy at law. The Acquiror shall be entitled, in addition to its other remedies at law or at equity, to specific performance of this Agreement if the Company shall, without cause, refuse to consummate the transactions contemplated by this Agreement. Acquiror acknowledges that the Business of the Company is unique and that if Acquiror fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to the Company for which there will be no adequate remedy at law. The Company shall be entitled, in addition to its other remedies at law or at equity, to specific performance of this Agreement if Acquiror shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

          11.13 Construction.  The parties acknowledge that this Agreement and
                ------------
the documents to be entered into in connection herewith have been jointly prepared by both Acquiror and Company and the rule of strict construction against the drafter shall not apply to this Agreement and the documents to be entered into in connection herewith.

          11.14 Severability.  In the event that any provision in this
                ------------
Agreement shall be determined to be invalid, illegal or unenforceable in any respect, the remaining provisions of this Agreement shall not be in any way impaired, and the illegal, invalid or unenforceable provision shall be fully severed from this Agreement and there shall be automatically added in lieu thereof a provision as similar in term sand intent to such severed provision as may be legal, valid and enforceable.

          11.15 Entire Agreement.  This Agreement and the Schedules and
                ----------------
Exhibits hereto constitute the entire contract between the parties hereto pertaining to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings between the parties with respect to such subject matter.

          11.16 Further Assurances.  Company shall, at any time on or after the
                ------------------
Closing Date, take any and all steps requested by Acquiror to place Acquiror in possession and operating control of the Business, and will do, execute, acknowledge and deliver all such further reasonable acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be required for the more effective transfer to and reduction to possession of Acquiror, or its successors or assigns, of any of the Company's assets.

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 44

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by its duly authorized officer as of the date first above written.

                              ELEKOM CORPORATION


                              By: /s/ Norman Behar
                                 -----------------------------------------
                                   NORMAN BEHAR, President and CEO

                              CLARUS CORPORATION, formerly known as SQL
                              Financials International, Inc.


                              By: /s/ Stephen P. Jeffery
                                 -----------------------------------------
                                   STEPHEN P. JEFFERY, President and CEO

                              CLARUS CSA, INC.


                              By: /s/ Stephen P. Jeffery
                                 -----------------------------------------
                                   STEPHEN P. JEFFERY, President and CEO

AGREEMENT AND PLAN REORGANIZATION                                        PAGE 45

                                                                      APPENDIX B

August 24, 1998


Board of Directors

SQL Financials International, Inc.
3950 Johns Creek Court, Suite 100
Suwanee, Georgia 30024

Gentlemen:

     We understand that Elekom Corporation, a Washington corporation ("Company"), and SQL Financials International, Inc., a Delaware corporation ("Acquiror"), are expected to enter into an Agreement and Plan of Reorganization dated on or about August 31, 1998 (the "Agreement"), pursuant to which Company will be merged into a wholly-owned subsidiary of the Acquiror (the "Merger"). Pursuant to the Merger, as more fully described in the Agreement and as further described to us by management of Acquiror, we understand that Company's shareholders will be paid $8 million in cash and issued 1.35 million shares of Acquiror common stock, $.0001 par value per share ("Acquiror Common Stock"), (collectively, the "Consideration") for 100% of the outstanding capital stock of Company, subject to certain potential adjustments. The terms and conditions of the merger are set forth in more detail in the Agreement.

     You have asked for our opinion as investment bankers as to whether the Consideration to be paid by Acquiror pursuant to the Merger is fair to Acquiror from a financial point of view, as of the date hereof. As you are aware, we were not retained to nor did we advise Acquiror with respect to alternatives to the Merger or Acquiror's underlying decision to proceed with or effect the Merger.

     In connection with our opinion, we have, among other things: (i) reviewed certain available financial and other data with respect to Company and Acquiror, including the consolidated financial statements for recent years and interim periods to June 30, 1998, and certain other relevant financial and operating data relating to Company and Acquiror made available to us from published sources and from the internal records of Company and Acquiror; (ii) reviewed the financial terms and conditions of the Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for Acquiror Common Stock; (iv) compared Company and Acquiror from a financial point of view with certain other companies which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations and private financings which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Company and Acquiror certain information of a business and financial nature regarding Company and Acquiror, furnished to us by them, including financial forecasts and related assumptions of Company and Acquiror; (vii) made inquiries regarding and discussed the Merger and the Agreement and other

                                                                      APPENDIX B


                                                              Board of Directors
                                              SQL Financials International, Inc.
                                                                 August 24, 1998
                                                                          Page 2

matters related thereto with Acquiror's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Company and Acquiror provided to us by their respective managements, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements at the time of preparation as to the future financial performance of Company and Acquiror and that they provide a reasonable basis upon which we can form our opinion. With respect to the forecasts for Company provided to us by its management, for purposes of our analyses we have assumed that they provide a reasonable basis upon which we can form our opinions. We have also assumed that there have been no material changes in Company's or Acquiror's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Acquiror as to all legal and financial reporting matters with respect to Acquiror, the Merger and the Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Company or Acquiror, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date thereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Agreement, without any further amendments thereto, and without waiver by Acquiror and Company of any of the conditions to their obligations thereunder.

     We are rendering a fairness opinion to the Board of Directors of the Acquiror in connection with the Merger and will receive a fee for our services. In the ordinary course of our business, we actively trade the equity securities of Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of Acquiror and performed various investment banking services for Acquiror.

                                                                      APPENDIX B


                                                              Board of Directors
                                              SQL Financials International, Inc.
                                                                 August 24, 1998
                                                                          Page 3

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be paid by Acquiror pursuant to the Agreement is fair to Acquiror from a financial point of view, as of the date hereof.

     This opinion is directed to the Board of Directors of Acquiror in its consideration of the Merger and is not a recommendation to any shareholders as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to the Acquiror and does not address the relative merits of the Merger and any alternatives to the Merger, Acquiror's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Acquiror, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement, tender offer statement of prospectus filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                        Very truly yours,

                                        NATIONSBANC MONTGOMERY SECURITIES, LLC

                                  APPENDIX C

                 TITLE 23B. WASHINGTON BUSINESS CORPORATION ACT
                       CHAPTER 23B.13. DISSENTERS' RIGHTS


23B.13.010. DEFINITIONS

     As used in this chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

23B.13.020. RIGHT TO DISSENT

     (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

          (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

     (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

          (a) The proposed corporate action is abandoned or rescinded;

          (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

23B.13.030. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

          (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200. NOTICE OF DISSENTERS' RIGHTS

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after [the] effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

23B.13.210. NOTICE OF INTENT TO DEMAND PAYMENT

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

23B.13.220. DISSENTERS' NOTICE

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

     (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

          (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

          (e) Be accompanied by a copy of this chapter.

23B.13.230. DUTY TO DEMAND PAYMENT

     (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

     (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

     (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

23B.13.240. SHARE RESTRICTIONS

     (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

     (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250. PAYMENT

     (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

     (2) The payment must be accompanied by:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (b) An explanation of how the corporation estimated the fair value of the shares;

          (c)  An explanation of how the interest was calculated;

          (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

          (e)  A copy of this chapter.

23B.13.260. FAILURE TO TAKE ACTION

     (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270. AFTER-ACQUIRED SHARES

     (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

23B.13.280. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

     (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

          (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

          (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

          (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

23B.13.300. COURT ACTION

     (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

     (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (6) Each dissenter made a party to the proceeding is entitled to judgment
(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310. COURT COSTS AND COUNSEL FEES

     (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.